SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 November 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F :  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary (Signature)*

Date 14 November 2006

* Print the name and title of the signing officer under his signature.

2

Charles Goode Chairman 15 November 2006

On behalf of the Board of Directors, I have pleasure in enclosing notice of the thirty eighth Annual General Meeting of Australia and New Zealand Banking Group Limited.

The Meeting will be held at the Sydney Convention and Exhibition Centre, Bayside Auditorium B, Darling Drive, Darling Harbour, Sydney, New South Wales on Friday, 15 December 2006 at 10:00am (Sydney time).

Our choice of Sydney for this year’s Meeting reflects a policy of rotating shareholder meetings among the major cities where our shareholders are located. This gives as many shareholders as possible the opportunity to directly participate in meetings of the Company. In recent years we have held shareholder meetings in Adelaide, Melbourne, Perth, and Brisbane.

If you are able to attend, would you please bring this letter with you to facilitate your admission into the Meeting.

ANZ staff will be available outside the meeting room should you wish to discuss banking services, investment products or shareholder matters.

If you are unable to attend the Meeting, I encourage you to vote using the attached Proxy Form. Alternatively, you can submit your proxy instructions electronically by visiting www.anz.com and clicking on the following links: shareholders (top of page) > Annual General Meeting (left hand side) > Electronic Proxy Form (body of text). In addition, you will be able to access our webcast on www.anz.com and listen live to the addresses made at the Meeting.

Also attached is a form to enable you to nominate questions in advance of the Annual General Meeting. We will attempt to ensure that as many as possible of the more frequently asked questions are addressed at the Meeting.

Yours faithfully

Chairman

Charles Goode Chairman 15 November 2006

Dear StEPS Holder,

On behalf of the Board of Directors, I have pleasure in enclosing notice of the thirty eighth Annual General Meeting of Australia and New Zealand Banking Group Limited.

The Meeting will be held at the Sydney Convention and Exhibition Centre, Bayside Auditorium B, Darling Drive, Darling Harbour, Sydney, New South Wales on Friday, 15 December 2006 at 10:00am (Sydney time).

Our choice of Sydney for this year’s Meeting reflects a policy of rotating shareholder meetings among the major cities where our shareholders are located. This gives as many shareholders as possible the opportunity to directly participate in meetings of the Company. In recent years we have held shareholder meetings in Adelaide, Melbourne, Perth, and Brisbane.

As a holder of ANZ StEPS, though you are not eligible to vote on the resolutions put to the Meeting, you are welcome to attend the Meeting. If you are able to attend, would you please bring this letter with you to facilitate your admission into the Meeting. If you have any questions with regard to the Meeting please call 1800 11 33 99.

ANZ staff will be available outside the meeting room should you wish to discuss banking services, investment products or shareholder matters.

If you are unable to attend the Meeting, please note you will be able to access our webcast on www.anz.com and listen live to the addresses made at the Meeting.

Yours faithfully

Chairman

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

notice of 2006 annual general meeting

Notice is given that the thirty eighth Annual General Meeting of Australia and New Zealand Banking Group Limited will be held at the Sydney Convention and Exhibition Centre, Bayside Auditorium B, Darling Drive, Darling Harbour, Sydney, New South Wales on Friday, 15 December 2006 at 10.00am (Sydney time).

Ordinary Business

1 ANNUAL REPORTS

To consider the Concise Annual Report, Financial Report and the Reports of the Directors and of the Auditors for the year ended 30 September 2006.

2 RE-ELECTION OF DIRECTORS

(a) To re-elect a director – Mr J.K. Ellis

Mr Ellis retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election.

(b) To re-elect a director – Ms M.A. Jackson, AC

Ms Jackson retires in accordance with the Company’s Constitution and, being eligible, offers herself for re-election.

3 ADOPTION OF THE REMUNERATION REPORT

To adopt the Remuneration Report for the year ended 30 September 2006.

The vote on this resolution is advisory only.

Entitlement to attend and vote

The Board has determined that, for the purposes of the Meeting (including voting at the Meeting), members are those persons who are the registered holders of shares at 7.00pm (Sydney time) on Wednesday, 13 December 2006.

Voting by Proxy

A member who is entitled to attend and cast a vote at the Meeting may appoint a proxy.

A proxy need not be a member. A person can appoint an individual or a body corporate as a proxy. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative in accordance with section 250D of the Corporations Act to exercise its powers as proxy at the Meeting.

A member who is entitled to cast 2 or more votes may appoint up to 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

The following addresses are specified for the purposes of receipt of proxy appointments and any authorities under which proxy appointments are signed (or certified copies of those authorities):

Australia
ANZ Share Registry	ANZ Share Registry
GPO Box 242	Yarra Falls
Melbourne	452 Johnston Street
Victoria 3001	Abbotsford
Australia	Victoria 3067
Australia

United Kingdom	New Zealand
ANZ Share Registry	ANZ Share Registry
PO Box 82	Private Bag 92119
The Pavilions	Auckland 1020
Bridgwater Road	New Zealand
Bristol BS99 7NH
United Kingdom

Proxy appointments and any authorities under which they are signed (or certified copies of those authorities) may be sent by fax to facsimile number (61 3) 9473 2555.

Members may also submit their proxy instructions electronically to ANZ’s Share Registry by visiting the Company’s website www.anz.com and clicking on the following links: shareholders (top of page) > Annual General Meeting (left hand side) > Electronic Proxy Form (body of text).

To be effective, a proxy appointment and, if the proxy appointment is signed by the member’s attorney, the authority under which the appointment is signed (or a certified copy of the authority) must be received by the Company at least 48 hours before the Meeting.

For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the reverse side of the proxy form.

Voting by Attorney

A member may appoint an attorney to vote on his/her behalf. For an appointment to be effective for the Meeting, the instrument effecting the appointment (or a certified copy of it) must be received by the Company at its registered office or one of the addresses listed above for the receipt of proxy appointments at least 48 hours before the Meeting.

1

Corporate Representatives

A body corporate which is a member, or which has been appointed as a proxy, may appoint an individual to act as its representative at the Meeting. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has previously been given to the Company.

By Order of the Board

Tim L’Estrange
Secretary
Melbourne
15 November 2006

Explanatory Notes

ITEM 2 RE-ELECTION OF DIRECTORS

Mr Ellis and Ms Jackson retire in accordance with the Company’s Constitution. Both of these Directors offer themselves for re-election.

Candidates for re-election as Directors:

Mr Ellis

Mr J.K. Ellis

MA (OXON), FAICD, HON FIE AUST, FAUS IMM, FTSE, HON DR ENG (CQU)

Company Director

Director since October 1995.

Mr Ellis is a member of the Risk Committee and the Audit Committee. He is Chairman of Pacifica Group Limited, Landcare Australia Limited, the Earth Resources Development Council, Future Directions International Pty Ltd and Golf Australia. He is also Chancellor of Monash University and a Consultant to the Monash Energy Advisory Board.

Mr Ellis is a former Chairman of Broken Hill Proprietary Company Limited, Black Range Minerals Limited, the Australia-Japan Foundation and the National Occupational Health & Safety Commission, and a former Director of GroPep Limited and the Australian Minerals & Energy Environment Foundation.

Lives in Melbourne. Age: 69.

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Board Recommendation: The Board (excluding Mr Ellis because of his interest) endorses the re-election of Mr Ellis as a Director.

Ms Jackson, AC

Ms M.A. Jackson, AC

B Ec, MBA, HON LLD, FAICD, FCA

Company Director

Director since March 1994.

Ms Jackson is Chairman of the People Committee and a member of the Audit Committee. She is Chairman of Qantas Airways Limited and a Director of Billabong International Limited.

Ms Jackson is also Chairman of the Asia Pacific Business Coalition on HIV/AIDS, a Director of the Brain Research Institute, and a member of the Executive Committee Australia-Japan Business Co-operation and the Business Council of Australia Chairman’s Panel.

Ms Jackson is a former Deputy Chairman of Southcorp Limited, former Co-Chairman of the Australia NZ Leadership Forum, former Director of John Fairfax Holdings Limited and the Howard Florey Institute of Experimental Physiology and Medicine, and former partner of KPMG Peat Marwick.

Lives in Melbourne. Age 53.

A Chartered Accountant with significant financial expertise, Ms Jackson has broad industrial and commercial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Board Recommendation: The Board (excluding Ms Jackson because of her interest) endorses the re-election of Ms Jackson as a Director.

ITEM 3 ADOPTION OF THE REMUNERATION REPORT

As required by the Corporations Act, the Board is presenting the Remuneration Report to the members for consideration and adoption by a non-binding vote. The Remuneration Report contains:

•      information about Board policy for determining the nature and amount of remuneration of the Company’s Directors and senior executives;

•      a description of the relationship between the remuneration policy and the Company’s performance;

•      a detailed summary of relevant performance conditions, including a summary of why they were chosen and how performance is measured against them; and

•      remuneration details for key management personnel (including the Directors of the Company, and the relevant executives who received the highest remuneration for the period ended 30 September 2006).

The Remuneration Report, which is part of the 2006 Concise Annual Report, has been sent to members (except those who have made an election not to receive the Concise Annual Report). Copies of the Remuneration Report are available by contacting ANZ’s Share Registry or by visiting the Company’s website www.anz.com and clicking on the following links: shareholders (top of page) > Annual General Meeting (left hand side) > Concise Annual Report 2006 Part 2 of 2 – Concise Report (body of text).

Board Recommendation: The Board considers that the remuneration policies adopted by the Company are appropriately structured to provide rewards that are commensurate with the performance of the Company and competitive with the external market. On this basis, the Board recommends that members vote in favour of Item 3.

Undirected Proxies

The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

The explanatory notes which accompany this notice of meeting are contained on this page 2, and the description of the items of business to be voted on by members at the Meeting concludes here.

2

Statement regarding Global Outsourcing received from shareholders pursuant to section 249P of the Corporations Act 2001 (Cth)

ANZ has received a Statement (the Statement) from a number of shareholders pursuant to section 249P of the Corporations Act 2001, with the request that the Statement be considered at the 2006 Annual General Meeting. The Statement is contained within this notice of meeting, and concerns the issue of Global Outsourcing, sometimes known as Offshoring.

The Statement was provided to ANZ by the Finance Sector Union (FSU) on behalf of a number of shareholders and we welcome their input into this issue.

In order to advance discussion, the following outlines ANZ’s perspective on offshoring and its response to the Statement provided by the FSU.

Already, many of our international financial services competitors operating in Australia have offshore operations support for their Australian businesses.

In order to compete against these larger global competitors, Australian companies need to be able to utilise the full range of competitive tools, including offshoring.

At the same time we understand the concern offshoring causes amongst some Australians. We believe offshoring can be balanced with the interests of our stakeholders including customers, staff and the community.

For example, in 2005 we issued a policy that no Australian customer facing roles would be moved offshore. At the same time, we are increasing employment in Australia, and since 2002 we have added around 3,000 full-time employees.

WHAT IS ANZ DOING IN INDIA?

ANZ has owned a technology business in Bangalore, India since 1989.

During the past 17 years, it has established a specialist capability in developing and managing software and technology for many of ANZ’s systems. In recent years it has also developed a capability to support ANZ’s operations functions.

Today, ANZ employs about 1,400 people in Bangalore most of whom are in information technology development roles (about 1,100 people).

This reflects Bangalore’s development as a global technology centre with many of the world’s largest companies including IBM and Microsoft, basing key parts of their technology and operations support functions there.

ANZ is approaching the development of our facility in Bangalore differently to some other Australian companies.

•      ANZ operated and controlled. We operate the facility ourselves. Functions are undertaken by ANZ staff, in ANZ premises, operating under ANZ’s rules and procedures.

•      Call centres to remain in Australia. ANZ understands Australian customers want to be able to talk to staff in Australia about their banking and financial servicesneeds. All customer contact roles including call centre roles will remain in Australia. Our Australian Customer Call Centre has beenindependently recognised as the best call centre in Australia for three years in a row.

•      Customer records remain in Australia. Central records for our Australian customers are located in Australia and will remain located in Australia. They are subject toAustralian law and privacy standards andwhere there is a need to access data by ANZ staff in other countries, that access accords with ANZ’s global information security and privacy policies.

•      High standards for privacy and security. Staff in Bangalore operate under the same ANZ policies and controls that we have inplace in Australia, including high standards of privacy and confidentiality. ANZ invests in comprehensive information security systems, staff training and compliance monitoring. We have a specific promise in our Customer Charter to keep customer information private and secure.

•      Increasing opportunities at ANZ. Where we do transfer roles to Bangalore, our focus is on redeployment and internal mobility toensure we retain as many people as possible in roles within ANZ in Australia.

For example, many of the 300 staff affected by last year’s decision to base information technology roles in Bangalore have found other roles within ANZ.

•      Increasing Australian jobs. Over the last four years we have added about 3,000 extra staff in Australia and in 2006 we have employed almost 700 additional Australianstaff. We are investing in new branches,expanding our ATM network, and increasing the number of people in our branches.

•      Supporting our staff. ANZ has made commitments to its staff to help those affected by change. This includes retraining staff who wish to continue their careers atANZ and giving them priority for vacant roles within the Bank; and career counselling and support services to help others identify opportunities outside ANZ.

ENGAGING WITH THE FSU

•      ANZ has engaged constructively with the FSU on issues affecting its members through regular briefings, information sharing and dialogue at all levels. ANZ has created a forum in which FSU representatives meet regularly with ANZ to deal with project implementation issues and broader initiatives.

OTHER CONCERNS RAISED IN THE STATEMENT

Australian Workforce Skills

ANZ recognises our people are our most important asset. The quality of our people is ANZ’s main source of competitive advantage over our peers, and we will continue to invest in their development.

For example:

•      ANZ strongly encourages staff to pursue further education and learning. In 2006 we invested more than $50 million in the education of our people. In Australia, our investment in education grew 23% to $41 million.

•      More than 19,300 self-paced study courses, 22,800 facilitated courses and 245,000 e-learning courses were completed by our staff last year.

•      ANZ is investing heavily in learning facilities. In 2007 we plan to launch the ANZ Learning and Innovation Centre in Melbourne. This facility will be a world-class centre for learning and innovation which will see more than 100 people receive learning programs each day.

We invite you to read the Statement on the next page.

3

Statement pursuant to Section 249P of the Corporations Act 2001 received from the Finance Sector Union

SHAREHOLDERS CONCERNED AbOUT RISKS TO REPUTATION ARISING OUT OF GLObAL OUTSOURCING

We are concerned about the impact of Global Outsourcing strategies of companies in the Australian finance industry, that could result in Australian based jobs and customer databases being sent offshore.

As shareholders in ANZ, we are concerned that such strategies can affect a company’s reputation particularly with respect to:

•      employees losing their jobs;

•      the future of employment and skills in the finance industry; and

•      the security and privacy of consumers’ sensitive financial data.

The potential nature and scale of global outsourcing is massive. In 2005 the OECD predicted that over 70% of all Australian finance sector jobs could be performed offshore(1) – this would equate to over 200,000 jobs. This would greatly exceed the number of full time banking jobs lost during the 1990’s as a consequence of restructuring and the closure over 2,200 retail branches.

We recognise that ANZ has worked extremely hard over recent years to improve its relationship with customers and has invested in the retail branch network to recover the deterioration associated with that period of branch closures and cost cutting.

It is critical that the Board of ANZ consider all the potential risks that could arise out of Global Outsourcing and avoid any potential future damage to its brand, reputation and relationships with staff, communities and consumers.

STAFF CONCERNS

ANZ staff, as key stakeholders in the company, are concerned about the impact of Global Outsourcing that results in jobs, skills and future opportunities going offshore. This could have serious impacts on the morale of staff.

CONSUMER CONCERNS

We are mindful of research recently conducted by McNair Ingenuity(2) that clearly demonstrates that Australian consumers are concerned about Global Outsourcing and that it could influence their decisions about their banking relationships. The results of that survey were as follows:

•                  96% agree that Australian companies have a responsibility to invest in Australian jobs and skills;

•                  82% agree that they would consider changing to a different bank, if they knew that their bank was sacking Australian workers and sending their jobs offshore;

•                  85% support the call for the Federal Government to require banks to inform customers if they are storing personal information overseas;

•                  91% agree that their personal information should not be stored offshore without written permission;

•                  85% were concerned for the security of their personal data if it moves offshore.

There is an array of customer identity, privacy and data security issues that emerge when sensitive data is processed or stored offshore beyond the reach of domestic legislative protection.

INTO THE FUTURE

As shareholders, we appreciate that this is an extremely complex issue and requires careful strategic consideration by the Board of ANZ.

This requires thorough scrutiny by the Board of any future strategy that could result in a significant transfer of banking functions and the elimination of a number of Australian based jobs. Such an outcome may not be in the long term interests of the company and its shareholders.

Accordingly, in the interests of mitigating any risks to the reputation of the Bank, we encourage the Board to engage with key stakeholders, including staff and their representatives, consumers and other relevant members of the community on Global Outsourcing issues.

(1) OECD, 2005. Potential Offshoring of ICT-Intensive using occupations

(2) McNair Ingenuity, May 2006. Attitudes to Offshore Labour

4

AGM LOCATION Sydney Convention and Exhibition Centre, Bayside Auditorium B, Darling Drive, Darling Harbour, Sydney, New South Wales

Australia and New Zealand Banking Group Limited
www.anz.com ABN 11 005 357 522

If undeliverable please return to
ANZ Share Registry
GPO BOX 2848
Melbourne Victoria 3001

2006 proxy form

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Australia and New Zealand	Charles Goode
Banking Group Limited	Chairman
ABN 11 005 357 522	15 November 2006

On behalf of the Board of Directors, I have pleasure in enclosing notice of the thirty eighth Annual General Meeting of Australia and New Zealand Banking Group Limited.

The Meeting will be held at the Sydney Convention and Exhibition Centre, Bayside Auditorium B, Darling Drive, Darling Harbour, Sydney, New South Wales on Friday, 15 December 2006 at 10:00am (Sydney time).

Our choice of Sydney for this year’s Meeting reflects a policy of rotating shareholder meetings among the major cities where our shareholders are located. This gives as many shareholders as possible the opportunity to directly participate in meetings of the Company. In recent years we have held shareholder meetings in Adelaide, Melbourne, Perth, and Brisbane.

If you are able to attend, would you please bring this letter with you to facilitate your admission into the Meeting.

ANZ staff will be available outside the meeting room should you wish to discuss banking services, investment products or shareholder matters.

If you are unable to attend the Meeting, I encourage you to vote using the attached Proxy Form. Alternatively, you can submit your proxy instructions electronically by visiting www.anz.com and clicking on the following links: shareholders (top of page) > Annual General Meeting (left hand side) > Electronic Proxy Form (body of text). In addition, you will be able to access our webcast on www.anz.com and listen live to the addresses made at the Meeting.

Also attached is a form to enable you to nominate questions in advance of the Annual General Meeting. We will attempt to ensure that as many as possible of the more frequently asked questions are addressed at the Meeting.

Yours faithfully

Chairman

Proxy Form

ANZ SHARE REGISTRY
Australia and New Zealand		GPO Box 242
Banking Group Limited		Melbourne Victoria 3001
ABN 11 005 357 522		Australia

☒
Mark this box with an X if you have made any		Australia: 1800 11 33 99
changes to your address details (see reverse)		New Zealand: 0800 174 007
United Kingdom: (0870) 702 0000
Outside Australia: (61 3) 9415 4010
Facsimile: (61 3) 9473 25

www.anz.com

Appointment of Proxy

I/We being a member/s of Australia and New Zealand Banking Group Limited (ANZ) and entitled to attend and vote at the 2006 Annual General Meeting of ANZ hereby appoint

☒	The Chairman		If you are not appointing the Chairman of the Meeting as
	of the Meeting	OR	your proxy please write here the full name of the individual
	(mark with an X)		or body corporate you are appointing as your proxy

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the 2006 Annual General Meeting of ANZ to be held at the Sydney Convention and Exhibition Centre, Bayside Auditorium B, Darling Drive, Darling Harbour, Sydney, New South Wales on Friday, 15 December 2006 at 10.00am (Sydney time) and at any adjournment of that Meeting.

Voting directions to your proxy – please mark X to indicate your directions		For	Against	Abstain*

2	Re-election of Directors
a) To re-elect a director: Mr J.K. Ellis

b) To re-elect a director: Ms M.A. Jackson, AC

3	Adoption of the Remuneration Report
(this resolution is advisory only)

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Authorised Signature/s

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and	Director	Director/ Company Secretary
Sole Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ /2006

ANZ	2PR

how to complete the proxy form

1 YOUR ADDRESS

This is your address as it appears on ANZ’s share register. If this information is incorrect, please mark the box and make the correction on the form. Members sponsored by a broker or other Controlling Participant (in which case, if your holding is on ANZ’s Australian register, your reference number overleaf will commence with an ‘X’) should advise their broker or other Controlling Participant of any changes. Please note, you cannot change ownership of your shares using this form.

2. APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of ANZ. Do not write the name of ANZ or the registered security holder in the space.

3 VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote all your shares, or abstain from voting all your shares, on an item of business by placing a mark in the appropriate box opposite the item. Alternatively, you may direct your proxy to vote a number or percentage of your shares in a particular way, and the remaining number or percentage in another way. This can be done by inserting the number or percentage in the appropriate box or boxes next to the item. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If youmark more than one box on an item, or the number or percentage of shares specified in the FOR, AGAINST and ABSTAIN boxes for an item exceeds your total shareholding, your vote on that item will be invalid.

4 APPOINTMENT OF A SECOND PROXY

A member who is entitled to cast two or more votes may appoint up to two persons (including bodies corporate) as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning ANZ’s Share Registry or you may copy this form.

To appoint a second proxy you must:

a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

b) return both forms together in the same envelope.

5 SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the member must sign.

Joint Holding: where the holding is in more than one name, all of the members should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power with the Share Registry for notation. If you have not previously done so, please attach a certified copy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, that person must sign this form. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or a corporate proxy is to attend the Meeting, the appropriate “Corporate Representative Form” should be produced prior to admission. This form may be obtained from ANZ’s Share Registry.

LODGEMENT OF A PROXY

This Proxy Form (and any authority under which it is signed or a certified copy of that authority) must be received by ANZ not later than 48 hours before the commencement of the Meeting at 10.00am (Sydney time) on Friday, 15 December 2006. Any Proxy Form, authority or certified copy of an authority received after that time will not be valid for the scheduled Meeting. The following addresses are specified for the purposes of receipt of Proxy Forms and any authorities under which Proxy Forms are signed or certified copies of those authorities:

ANZ Share Registry

GPO Box 242

Melbourne Victoria 3001

Australia

ANZ Share Registry

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067

Australia

ANZ Share Registry

PO Box 82, The Pavilions

Bridgwater Road

Bristol BS99 7NH

United Kingdom

ANZ Share Registry

Private Bag 92119

Auckland 1020

New Zealand

Members may record their proxy voting instructions electronically on ANZ’s website at www.anz.com. You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN). Your HIN or SRN is shown on the top right hand corner of the Proxy Form.

Proxy Forms (and any authorities under which they are signed (or certified copies of those authorities)) may be sent by fax to facsimile number (61 3) 9473 2555.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

corporate representative form

2006 ANNUAL GENERAL MEETING

ANZ ShAre regiStry

GPO Box 242	PO Box 82
Melbourne	The Pavilions
Victoria 3001	Bridgwater Road
Australia	Bristol BS99 7NH
United Kingdom
Yarra Falls
452 Johnston Street	Private Bag 92119
Abbotsford	Auckland 1020
Victoria 3067	New Zealand
Australia

Australia 1800 11 33 99

New Zealand 0800 174 007

UK (0870) 702 0000

Outside Australia (61 3) 9415 4010

Facsimile (61 3) 9473 2555

Internet www.anz.com

This Corporate Representative Form should be used by:

•      corporate shareholders; or

•      a body corporate appointed as a proxy for a shareholder,

to appoint a representative to attend the 2006 Annual General Meeting of Australia and New Zealand Banking Group Limited.

The form (including any authority under which it is signed) may be sent to ANZ’s Share Registry in advance of the Meeting or submitted at the time of registration before the Meeting.

Do not use this form to appoint the Chairman of the Meeting as your proxy.

APPOINTMENT OF A CORPORATE REPRESENTATIVE

Certificate pursuant to section 250D of the Corporations Act 2001

Limited

Insert full name of the corporate shareholder or body corporate which has been appointed as a proxy hereby certifies that

Insert name of appointed representative

is appointed as its corporate representative to act at the 2006 Annual General Meeting to be held on Friday, 15 December 2006 and at any adjournment.

Executed in accordance with the Company’s Constitution

Sole Director and Sole Company Secretary

Company Seal (if applicable)	Director	Authorised Representative

Date	Director/Secretary	Attorney

questions from securityholders

2006 ANNUAL GENERAL MEETING

Your questions regarding any matter relating to ANZ that may be relevant to the 2006 Annual General Meeting are important to us.

We invite you to use this form to submit any questions. Please return it in the reply paid envelope provided or fax it to (61 3) 9273 4899 or e-mail investor.relations@anz.com

We will attempt to respond to as many of the more frequently asked questions as possible in the Chairman’s and Chief Executive Officer’s addresses at the 2006 Annual General Meeting. Due to the large number of questions we receive, we will not be replying on an individual basis.

You will also be able to listen to the addresses made at the 2006 Annual General Meeting live by webcast on www.anz.com

Securityholder’s Name	Securityholder’s Reference No. (SRN) or Holder Identification No. (HIN)

Address

Question(s)

Concise Annual Report 2006 - Part 1 of 2 - Annual Review

The ANZ Concise Annual Report is a concise report for the purposes of section 314 of the Corporations Act 2001 and comprises two parts: Part 1 (Annual Review) and Part 2 (Concise Report). The two parts are distributed together as one document and should be read together. These documents may only be distributed by a person on the basis that Part 1 (Annual Review) and Part 2 (Concise Report) are distributed together.

A copy of the full Financial Report for the year ended 30 September 2006 for the Group, including the independent Auditor’s Report, is available to all members, and will be sent to a member without charge upon request. The Financial Report can be requested by telephone (Australia 1800 11 33 99 Overseas +613 9415 4010), by email at investor.relations@anz.com or viewed directly on the Internet at www.anz.com

2006 Investor Snapshot
Chairman and CEO Reports
CFO Report
Our Business Performance
People, Community and the Environment
Corporate Responsibility Performance
The Board of Directors
10 Year Financial Summary
Information for Shareholders

Becoming a very
different bank
demands a different
perspective.

Our customers now see more ways to bank with us.

ANZ

When we open a new branch like this one in Diamond Creek, Victoria, we celebrate with the local community.

2

A very different bank needs to think differently about customers. With a focus on convenience and simplicity, we want to make our customers feel welcome, in whatever way they want to deal with us. This year ANZ opened 26 new branches and installed 343 new ATMs across Australia. We were the first bank to have our call centre open to customers 24 hours a day, 7 days a week, and we have extended opening hours in major shopping centres across Australia.

Diamond Creek
ANZ

3

Our people now see their careers differently.

We guarantee staff aged 55 and over part-time work if they want it, which means Wayne Bevan gets to spend more time playing basketball with his son Daniel.

4

RUSSELL ATHL

A very different bank requires a very different culture. Our level of staff engagement at 60% is the highest among large Australian companies. We were the first Australian company to introduce guaranteed part-time work for employees aged 55 and over and in late 2005 we were named the Leading Organisation for the Advancement of Women in Australia among organisations with more than 500 employees. Over the past year we have invested over $50 million developing and training our people.

5

Our extended community now sees us in a different way.

6

MoneyBusiness aims to build the money management skills and confidence of Indigenous Australians. At Nguiu on Bathurst Island (NT), MoneyBusiness Team Builder Maggie Vigona talks to members of the community about the program.

7

our results

2006 INVESTOR SNAPSHOT

Customers

•                  Continued to lead the other three major banks in customer satisfaction

•                  Number 1 lead bank for Institutional clients in Australia and New Zealand

•                  Awarded the Best Call Centre in Australia for the third year in a row

•                  In 2006, for the first time, we opened over a million new accounts in Australia

Communtiy

•                  Received the Prime Minister’s Award for Excellence in Community Business Partnership for Impact on a Community

•                  We offer staff members eight hours of volunteer leave each year. This year 24% of Australian and New Zealand staff logged 50,735 hours of volunteering activity as part of our ANZ Volunteers program

•                  ANZ Community Giving program matches staff contributions up to $1000. 10.6% of employees donated money as part of our Community Giving program. This year their contributions were matched dollar-for-dollar by ANZ, with total contributions of $833,000

Staff

•                  Most engaged staff amongst major Australian companies – 60%

•                  Lost-time injury frequency rate down to 3.8 injuries per million hours worked, a 10% reduction since 2005

•                  Named the Leading Organisation for the Advancement of Women in Australia among organisations with more than 500 employees

•                  Our ‘My Difference Survey’ provided our first-ever demographic snapshot of our people

Shareholders

•                  Our net profit attributable to shareholders of the company was $3,688m, and our Cash Earnings Per Share was up 13.2%

•                  The total dividend for 2006 was 125 cents, up 13.6%

•                  Total return for shareholders over the past 12 months, which includes growth in the share price and dividends received, was 17.1%

•                  The market value of ANZ reached $50 billion for the first time, before finishing the year at $49 billion

8

9

10

our future

CHAIRMAN AND CEO REPORT

It has been another year of achievement for ANZ in 2006. Our shareholders have benefited, as have our customers, our people and the community.

Over the past decade we have become a very different bank by dramatically changing our financial performance; improving our productivity and returns; and regaining the respect of our shareholders. With these basics in place, we increased our focus on our customers, our people and our communities. We recognised that if we were to fully satisfy our customers then we needed our people to have the right mindset, capabilities and attitude.

Today we are in a very good space, but we need to accelerate the differences by:

•                  Expanding our market position in Australia, New Zealand, Asia and the Pacific. We have gone against the trend and added 5,000 people over the last four years. This gives us the foundation to create higher revenue growth going forward.

•                  Increasing the top end of our revenue growth target from 9% to 10%. We will continue to aim for cost growth lower than our revenue growth, as we head towards a 40% cost to income ratio.

•                  Ensuring that each of our businesses can clearly answer the question “why should someone bank with us, and not one of our competitors?”. This is one of the most important questions we face.

•                  We believe ANZ is at a flexing point; we’re on the verge of something great. We are satisfying our shareholders and customers. The communities in which we operate hold us in increasing regard. Our people regard us as the best organisation to work for in financial services.

That’s why now our major objective is to build on the strong foundation we have created and be a very different bank. The major Australian bank that truly differentiates itself – in the eyes of shareholders, customers, employees, and its various communities – will have a major competitive advantage. We are confident ANZ is poised to be that bank.

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These results are the work of an outstanding group of people: our staff. On behalf of my fellow directors and all shareholders, I thank them for their effort and contribution.

Charles Goode - Chairman

chairman’s report A MESSAGE FROM CHARLES GOODE

Our performance

Our profit after tax for the year ended 30 September 2006 was $3,688 million, up by 16%; our cash profit (adjusted for AIFRS 2005 adjustments and non-core items) was $3,587 million, up 14%; and our profit before provisions was up 10%.

The dividend for the year is 125 cents per share fully franked.

Revenue growth of 8% was the highest for many years. While costs increased by 6%, our cost to income ratio fell by 1.0% to 45.6%. The overall credit environment was very favourable with provisions for credit impairment at cyclical lows.

Expansion and Growth

The Personal Division achieved exceptional results, with revenue growth of 13% and earnings up 22%. Personal is reaping the benefits of a clear customer proposition – simpler and more convenient banking – along with an expanded branch network, more ATMs and longer opening hours.

In Institutional, good revenue growth of 8% and low credit losses led to growth in earnings of 11%.

In New Zealand, our integration program was successfully completed. The customer base has been maintained and is now growing. We have strong businesses with options for growth.

Turning to East Asia, we celebrated 20 years in China and expanded our presence with a 20% investment in Tianjin City Commercial Bank. In Vietnam, ANZ and Sacombank committed to a joint venture, and we launched banking services in Cambodia through ANZ Royal Bank, a joint venture with Royal Group.

The Board

During the year, Dr Roderick Deane retired as an ANZ director, and as Chairman and Director of ANZ National Bank Limited. Dr Deane joined the Board in 1994 and made a very substantial contribution. We thank Dr Deane and wish him well in retirement.

Outlook

We expect the environment for banking will be supportive in the year ahead. While growth in the Australian economy is unlikely to exceed current levels, conditions should still be conducive to reasonable earnings growth. New Zealand’s economy may well be softer over the next two years, but nevertheless we remain confident of the long term future for our New Zealand business. Our position in Asia will continue to grow in importance.

Charles Goode - Chairman

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chief executive officer’s report A MESSAGE FROM JOHN McFARLANE

ANZ has once again performed well in 2006 for shareholders and we have invested and strengthened our foundation for sustainable growth in future years.

This performance is simply a milestone on a longer journey from the major banks being perceived as the same, to making ANZ “a very different bank”.

It concerns me that many believe all banks are the same. It would not be so prevalent a view if it was not true. Changing this required us to create tangible reasons:

•                  Why a customer should deal with us?

•                  Why the community should place its trust in us?

•                  Why people should invest their working lives in us?

•                  Why shareholders should invest in us?

So against the trend of cost-cutting, we decided to invest to make “a very different bank” a reality. This required a major change in emphasis where:

•                  People, customers and the community would become the main focus rather than costs and short-term return.

•                  We would build a culture and talent base that could not easily be replicated.

•                  We could all sleep at night with the level of risk.

In particular we recognised that the bank that comes up with ways to serve our customers better would win over the long run. Our progress demonstrates our commitment to more convenient banking:

•                  In 2006 in Australia, we opened a new branch every fortnight and in 2007 we will open a new branch almost every week.

•                  In the last four years we added 10,000 new people, including the acquisition of The National Bank of New Zealand.

•                  We had a very different acquisition in New Zealand, maintaining separate businesses and brands.

•                  With the sizeable opportunity presented by Asia’s economic growth and the interdependence between Australia, New Zealand and Asia, we have begun a major push into the region, including expanding our business in Tianjin and Shanghai in China.

•                  We leveraged the technology and operational capability in Bangalore built over 17 years while maintaining a policy of having customer contact at home in Australia and New Zealand.

•                  We received special recognition through the Prime Minister’s Award for Impact on a Community.

•                  I am genuinely pleased with our progress, but realise it is only the beginning. Therefore we are raising the bar on revenue growth and accelerating our efforts to become “a very different bank”. Our achievements in 2006 demonstrate we are well positioned to do so.

•                  All in all it has been a good year for shareholders and I want to thank you all for your continued confidence in us.

John McFarlane - Chief Executive Officer

13

This year ANZ reported a record of $3,688 million, up 16% on 2005.

This report explains how we get from our profit of $3,688 million to our dividend of 125c, and then on the following pages, we delve into our profit result in more detail.

chief financial officer’s report A MESSAGE FROM PETER MARRIOTT

Adjustments	2005		2006
+/- Non Core Items	$38	m	$(67	m)
- Fair Value Hedge	$(31	m)	$(34	m)
- AIFRS Adjustments	$(31	m)	0
Cash Profit	3,151		3,587
- Hybrid Dividend	$(18	m)	$(27	m)

We make a series of adjustments to remove items like dividends on hybrid instruments which reduce the returns available to ordinary shareholders, and non-core items. These noncore items included incremental costs associated with merging our two banks in New Zealand of $26m ($52m in 2005) and non-recurring gains of $93m ($14m in 2005). By making these adjustments, we end up with what is commonly known as our ‘cash’ profit.

We then divide this ‘cash’ profit by the average number of ordinary shares on issue over the year. The small increase in shares during the year is mainly due to shares being issued under the Dividend Re-investment Plan and various option plans. This resulted in ‘cash’ Earnings Per Share growth of 13.2% in 2006.

Our policy has been to grow our dividend per share broadly in line with growth in ‘cash’ Earnings Per Share.

This resulted in a dividend of 125 cents, up 13.6%, and a payout ratio of approximately 64%, which also allows us to fully frank the dividend for the foreseeable future.

14

Cash profit - ($m)

Profit and Loss Summary

Welcome to the new International Accounting Standards!

This year, ANZ reported under the new accounting standards for the first time. The formal name for the new standards is actually “Australian Equivalents to International Financial Reporting Standards”, but we’ll shorten that mouthful to AIFRS.

The transition to AIFRS was particularly difficult for banks, due to one of the new standards AASB 139 having a very significant impact on financial institutions. To help manage the transition, we have had a special project in place for over 3 years, at a cost of $20 million. Unfortunately not all standards came into effect at the same time, which can make comparisons against previous years misleading, a bit like comparing apples and oranges.

To help shareholders make more sensible comparisons, we have produced a version of our 2005 accounts that assumes all standards were in place at that time, and the following table, commentary in the remainder of my CFO report, and Divisional and geographic reports will be based on those numbers.

Profit and Loss Summary	2005	2006	Movt
	$m	$m	%
Net interest income	6,371	6,943	9%
Other operating income	2,935	3,146	7%
Operating income	9,306	10,089	8%
Operating expenses	(4,340)	(4,605)	6%
Profit before Credit Impairment and Income Tax	4,966	5,484	10%
Provision for Credit Impairment	(565)	(407)	(28)%
Profit before income tax	4,401	5,077	15%
Income tax expense	(1,247)	(1,486)	19%
Minority interest	(3)	(4)	33%
Cash Profit	3,151	3,587	14%

Balance Sheet

One of the key drivers of our performance has been strong overall balance sheet growth during the past 12 months. Balance sheet growth largely comprises:

a)              Asset Growth

The continued strong growth of recent periods continued in 2006, with total assets up 12% to $335,771 million.

A large component of ANZ’s assets represent lending to individuals, businesses, large corporations and other entities. This includes mortgage lending, unsecured personal and credit card lending and loans for various business related activities.

Despite a softening in the rate of growth from recent years, mortgages continued to grow solidly in both Australia (12%) and New Zealand (13%). At the top end of our Institutional business in our Debt Product Group, lending growth slowed significantly to 2%, while in our Corporate and Business Banking businesses growth was 10% and 17% respectively.

b)             Liability Growth

Consumer and Business deposits and other borrowings are the biggest items on the liability side of our balance sheet at $204,794 million. In both consumer and business deposits, ANZ performed well in 2006. Retail deposits was a highly competitive segment in the Australian market over the past twelve months due to the introduction of a number of high interest rate online products. ANZ recorded the highest growth of the major banks to gain market share during the year with 13% growth.

In New Zealand, we achieved strong customer deposit growth in 2006 following the introduction of high rate online savings accounts to the New Zealand market.

We also experienced good deposit growth across our Corporate and Institutional segments over the year.

15

Net Interest Income

Net Interest Income (“NII”) is the difference between interest received from customer lending and interest paid by ANZ to those providing our funding.

NII increased 9% in 2006 to $6,943 million, reflecting strong average interest earning asset growth of 13% partly offset by a decline in our Net Interest Margin.

Over the year, our net interest margin declined 9 basis points to 2.31% at September 2006, with the key drivers being:

a)              Funding Mix (-5.1 basis points) – when asset growth outstrips deposit growth additional funds are sought from the higher cost wholesale markets, negatively impacting net interest margin.

b)             Asset Mix (-2.8 basis points) – this decline occurs when we have stronger growth in lower margin products i.e. liquid assets and trading securities, relative to growth in higher margin products, reducing our average margin.

c)              Wholesale Rate (3.1 basis points) – this impact generally arises from changes in the interest rate environment, including when wholesale rates and the official cash rate change by different amounts.

d)             Competition (-7.7 basis points) – the Australian and New Zealand banking markets remain highly competitive. During the year competition resulted in a 7.7 basis point reduction in our net interest margin. The key areas of competition included Australian mortgages, New Zealand deposits, and Corporate and Institutional lending.

e)              Other (3.5 basis points) – other included gains from revenue hedging.

Other Operating Income

Other Operating Income predominately comprises fee income from across our businesses, foreign exchange and trading income generated by our Institutional markets business, and other items such as our share of earnings from the ING Australia Joint Venture. Other Operating Income increased 7% to $3,146 million in 2006.

Lending fee income increased 6% to $430 million in 2006, driven largely by the 10% increase in our lending volumes. Both Personal and New Zealand recorded good growth in lending fees, with lower growth in the Institutional business.

Non-lending fees increased 9% to $1,715 million during the year, driven largely by our Personal Division, where the strength of our customer proposition is driving good growth in customer numbers, and good deal flow in Institutional. Non-lending fee growth in New Zealand was relatively soft at 2% largely as a result of recent changes to our fee structures to align with the market.

Other contributors to the improved Other Operating Income performance include:

a)     Higher earnings on Trading Securities, up 58% to $209 million, partly offset by slightly lower foreign exchange earnings, which were down 2% to $447 million.

b)    Earnings in our ING Australia Joint Venture, before the impact from transitional tax relief and capital investment earnings, were up 36% to $186 million, helped by buoyant equity markets. After taking into account the end of transitional tax relief and lower earnings on capital, net profit after tax was $243 million, of which ANZ’s share was 49%.

16

Expenses

In 2006 we increased expenses 6% to $4,605 million, continuing our commitment to invest in long-term earnings sustainability, and create above peer revenue growth.

Over the past year, our personnel costs have risen 9%. The key driver of this increase was the addition of 1,280 employees over the past 12 months.

Our premises expenses were up 6% over the year, due to growth in our ATM and branch network, market rent increases, and higher security service costs.

Despite this level of investment, we managed to reduce our Cost to Income ratio by a further 1% to 45.6%.

From a divisional perspective, some highlights include:

a)     Personal – expenses up 9% to $2,069 million reflecting significant investment in frontline personnel with 714 staff added in 2006 and continued investment in our branch network, with 25 new branches opened. We also installed 330 new ATMs during the year.

b)    Institutional – expenses up 11% to $1,283 million driven largely by increased personnel costs, with staff numbers up 357, and cost per FTE increasing due to a very competitive global market for staff.

c)     New Zealand – expenses up 6% to NZD1,254 million as we continued to invest in both brands, adding 60 new staff. This business also incurred costs associated with the Commerce Commission settlement of NZD10 million, and an additional NZD10 million to operate domestic systems in New Zealand rather than Australia.

d)    Partnerships and Private Banking – expenses up 24% to $62 million reflecting ongoing investment in our Asian partnerships, including the first full year of our joint venture operations in Cambodia.

Provision for Credit Impairment

The Provision for Credit Impairment decreased by 28% from $565 million in 2005 to $407 million in 2006, reflecting the good health of the portfolio from a credit quality perspective.

As part of the transition to AIFRS, the old Bad and Doubtful Debts charge was renamed Provision for Credit Impairment.

Under the revised methodology, there are two components:

•      A charge for Individual Provisions – these were previously known as Specific Provisions, and in simple terms are the actual losses during the period.

•      A charge for Collective Provisions – this charge represents the change in the Collective Provision balance between 2006 and 2005. The Collective Provision is a function of the change in portfolio size, portfolio mix, risk, and cycle outlook.

As you can see in the chart above, Individual Provisions as a percentage of lending assets were remarkably low during 2006. We believe losses are likely to increase from these levels and we look at this in a bit more detail on the following pages.

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capital adequacy

Banks are required to maintain capital levels that comply with both regulatory and operational requirements. Capital adequacy is measured as capital as a percentage of risk weighted assets.

Australian Prudential Regulation Authority (“APRA”) sets regulatory capital requirements. The key requirement is known as Tier 1, representing high quality capital, including ordinary shares, retained earnings and general reserves. ANZ’s current Tier 1 ratio is 6.8%.

In setting ANZ’s credit rating Ratings Agencies focus on Adjusted Common Equity (“ACE”), reflecting Tier 1 capital less preference shares and a number of deductions. ANZ has an ACE target range of 4.00% to 4.75%, at September 2006 the Group’s ACE ratio was 4.7%.

As evidenced by the capital ratios banks are highly leveraged organisations necessitating strong risk management frameworks and capabilities.

ANZ recognises the importance of effective risk management to its business success. Management is committed to achieving strong risk control, resulting in “no surprises” and a distinctive risk management capability.

risk management 2006

1.Robust Risk Management Framework

ANZ’s risk management framework combines Board policy setting and review with regular senior management oversight and independent business unit monitoring

ANZ Board

•      Risk Committee – Oversees principles, policies, strategies, processes and control frameworks for the management of Risk and approves credit transactions beyond the approval discretion of executive management

•      Audit committee – reviews financial control frameworks and compliance with policies and regulatory requirements.

Senior Management

•      Credit and Trading Risk Committee – oversees credit policy, major lending decisions, asset writing strategies and traded and non-traded market risk

•      Group Asset & Liability Committee – oversees regulatory capital, balance sheet structure, liquidity and funding

•      Operational Risk Executive committee – oversees operational risk and compliance strategies & activities

Business Unit Level

•      Business Unit Risk Management – Discharge responsibilities for business, market, credit, operational, liquidity and reputational risk and compliance with internal and external obligations

18

2. Major Inherent Risks

The major inherent risks faced by ANZ can be grouped under the following categories:

a)     Credit Risk – is the risk that a customer will fail to meet their obligations in accordance with the agreed terms and is the major risk faced by ANZ. Credit risk policies and management are executed through dedicated Risk channels that report to the Chief Risk Officer. All major credit decisions require approval by independent Risk personnel. The Individual Provision Charge fell 5% in 2006 to $338 million. As a percentage of average net lending assets, the Individual Provision Charge has fallen from 0.51% to 0.13% over the last five years.

b)    Market Risk – is the risk of losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts including derivatives. An independent market risk team ensures traded and non-traded risks and liquidity profiles are within Board and Senior Management authorised limits. Value at Risk (“VaR”) is a statistical estimate of the likely daily loss. The average traded VaR exposure for 2006 was $2.12 million.

c)     Operational Risk – is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events. The operational risk framework is set at Group level. Divisions and Business Units are responsible for Operational Risk on a day-to-day basis.

d)    Compliance Risk – is the risk of failure to comply with all applicable legal and regulatory requirements, industry standards and internal Policies and procedures, and the corresponding impact on ANZ’s business, reputation and financial control.

3. Key Risk Developments

ANZ continues to improve its risk profile and capability in a number of areas including:

a)     Improving Risk frameworks and capabilities

During the year there has been significant focus on further developing a number of risk frameworks and policy enhancements including risk appetite, asset writing strategies, provisioning analysis and stress testing capabilities. As a result ANZ is in a better position to anticipate and manage risk in a forward looking manner.

b)    Reduction in Non-Performing Loans

Non-performing loans are those facilities where ANZ expects to lose a portion of the interest and / or principal. As a percentage of net advances, it is a useful measure of credit quality. Over the last five years, this has fallen from 0.82% to just 0.25% in 2006.

c)     Industry and Single Name Exposure Limits

Integral to the risk management framework are concentration limits for countries, industries and individual customers. ANZ continually monitors and manages limits and exposures to minimise the risk that ANZ is exposed to large unexpected credit losses.

d)    Operational & Technology Risk and Group Compliance processes

Operational and Technology Risk have been progressing a number of initiatives which aim to improve the quality and standard of our risk management capabilities across ANZ, including the development of a standard risk register to capture operational risks, compliance obligations and information security risks. Further, a number of initiatives have also been progressed to improve internet banking security, identity management and access control processes.

A detailed explanation of risk management at ANZ is available on our web site at www.anz.com/australia/aboutanz/ corporateinformation/corpgovpolicy

19

20

our focus

A UNIQUE GEOGRAPHICAL PRESENCE

Our home markets of Australia and New Zealand represent 90% of the Group’s profit. We have grown our Australian business significantly in recent years, and we are the largest bank in New Zealand.

We are the only Australian bank with a significant presence in Asia, and our representation is among the largest in the region. We have a number of retail partnerships in the region, and during the year we entered into a new partnership with Tianjin City Commercial Bank in China. We continue to be in discussions with Shanghai Rural Commercial Bank, and hope to conclude these discussions soon. We remain the number one bank in the Pacific, holding either number one or two position in each market in which we operate. We also have a substantial presence in the key financial centres of London and New York.

Australia

Operating Income	$6,806	m
Cost to Income	45.3%
NPAT	$2,488	m
External Assets	$230,898	m
Number of Employees	18,723
Points of representation	873

Pacific

Operating Income	$286	m
Cost to Income	44.8%
NPAT	$113	m
External Assets	$2,648	m
Number of Employees	1,662
Points of representation	52

New Zealand (NZD)

Operating Income	$2,752m
Cost to Income	46.8%
NPAT	$951m
External Assets	$95,153m
Number of Employees	9,392
Points of representation	312

Other

Operating Income	$268	m
Cost to Income	44.4%
NPAT	$132	m
External Assets	$9,596	m
Number of Employees	1,567
Points of representation	6

Asia

Operating Income	$323m
Cost to Income	46.8%
NPAT	$125m
External Assets	$9,562m
Number of Employees	913
Points of representation	22

*New Zealand Banking includes New Zealand Businesses and New Zealand Institutional

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personal report

A MESSAGE FROM BRIAN HARTZER

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Brian Hartzer on very different front line staff

“We’ve built great staff engagement in our branches, and we have a fantastic team of people who serve our customers every day. They’re passionate and empowered. The reaction of our staff in Innisfail in the aftermath of Cyclone Larry was magnificent. They truly went the extra mile.

The branch staff met and decided to open the branch, even though one of them had lost her own home and the branch had no electricity. Their dedication meant that ANZ was the first bank to reopen on the morning after the cyclone hit, and the first ATM up and running using a customer’s generator for power. Innisfail branch provided a critical service to their local community, by working with the federal and state governments to provide cash grants to locals, regardless of whether or not they were existing ANZ customers.

Staff from all around the region pitched in to help and give their colleagues some relief. One staff member even bought an entire rack of bread from the Atherton bakery and drove it down to Innisfail so that it could be distributed to customers and their families.

ANZ staff across Australia held fundraisers to help their colleagues in Innisfail, to the point where the branch ended up having several thousand dollars in surplus funds to donate back to the community.

I don’t think we would have had that reaction from our people if they didn’t feel really good about where they work and were recognised for the important role they play in their community. It’s the best example I’ve seen of staff engagement in action, and I’m proud to work with them.”

We’ve built an engaged and highly motivated workforce, with the skills and know-how to provide outstanding customer service.

Our financial performance

($m)	2005	2006	%
Income	3,715	4,200	13%
Operating Expenses	(1,890)	(2,069)	9%
Profit before Provisions	1,825	2,131	17%
Provision(1)	(351)	(341)	(3)%
Tax & OEI	(441)	(534)	21%
Profit after Tax	1,033	1.256	22%
Cost to Income (CTI)	50.9%	49.3%	—
Staff (FTE)	12,081	12,795	6%

(1) Provision for Credit Impairment

Personal has had an outstanding year, with revenue growth of 13% driving earnings growth of 22%. Balance sheet growth was strong, with lending up 12% and deposits up 11%. Giving customers a good reason to bank with us other than simply price has helped us maintain stable margins over the year.

All Personal businesses recorded double-digit earnings growth, with the highlights being Pacific (up 67%), Investments and Insurance (up 48%), Consumer Finance (up 25%), and Mortgages (up 21%).

Expenses were up 9%, as we continued our investment in future growth, with the addition of 714 full-time equivalent staff, 25 new branches, and 330 ATMs over the year.

Credit costs were relatively flat during the year.

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Under the theme of “More Convenient Banking” we have invested in simpler and more convenient banking services that customers value, establishing a compelling answer to the question, why should customers choose us?

Pictured left to right - Joanna Koulianos, Katrina Southwood and Mark Buyck.

Earnings by business

$ 296m	Banking Products
$ 363m	Mortgages
$ 256m	Consumer Finance
$ 167m	Regional, Rural & Small Business Banking
$ 37m	Investments & Insurance Products
$ 97m	Esanda
$ 65m	Pacific

what we do

Personal is responsible for serving consumer and small business customers across Australia, through our network of 781 branches, our Australian-based call centre, and our network of specialist sales staff. Seven specialist business units comprise the Personal Division:

Mortgages is the largest business unit within Personal and is responsible for our residential mortgage products.

Consumer Finance provides credit cards and personal loans to retail customers as well as managing our ATM and Merchant Payments businesses.

Banking Products is responsible for transaction banking (such as passbook and overdraft accounts) and savings products (including Progress Saver, Term Deposits, V2+ and Cash Management accounts).

Investment and Insurance Products (I&I) comprises several related businesses including ANZ Financial Planning, Margin Lending, our E*TRADE partnership, ANZ Trustees, Insurance Products, and our relationship with INGA.

Regional, Rural, and Small Business Banking looks after the needs of ANZ customers in rural and regional Australia and provides services for around 190,000 small business customers through a network of specialists based in our branch network and on the phone.

Esanda is one of Australia’s largest asset-based finance companies and the leading provider of vehicle and equipment finance solutions.

Pacific provides a full range of banking services to consumer and corporate customers across eleven countries.

24

our achievements

The Personal Division is one of the leading examples of ANZ’s initiative to become a very different bank. Under the theme of “More Convenient Banking” we have invested in simpler and more convenient banking services that customers value, establishing a compelling answer to the question, why should customers choose us?

We began by opening branches when our main competitors were shutting their doors. We extended our call centre’s operating hours to 24/7. Branch queue times have been reduced and our ATM network has continued to grow.

In the past year we opened 25 new branches, employed more than 300 new full time staff in our branches, and installed 330 new ATMs – well over the 200 ATMs we targeted as part of our Customer Charter. In addition to new branches and minor works, we have spent approximately $80 million on upgrading the remainder of our branches.

In August we made a public commitment to extend hours at our branches in 80 major shopping centres across Australia. Participating branches will be open for late night shopping on a Thursday or Friday until 7pm, and/or open on Saturday mornings. In addition, branches with high customer traffic will open for extended hours during especially busy periods, such as the days leading up to Christmas and Easter.

As part of our commitment to delivering More Convenient Banking, our processes and range of products have been made simpler. We introduced new technology to streamline our account opening process, making it easier than ever to switch to ANZ. And we simplified the exception fees on a range of accounts, to make them easier to understand and give people more reasons to switch.

One of the most important ways that our branch network has become very different is less tangible, but it’s just as important: we’ve built an engaged and highly motivated workforce, with the skills and know-how to provide outstanding customer service. Our people who work in Personal have amongst the highest level of engagement of all ANZ divisions. We’re proud of this, and see its impact in high rates of customer satisfaction. ANZ tracks customer satisfaction trends through Roy Morgan Research, which measures satisfaction levels of customers (Very or Fairly Satisfied) in relation to their main financial institution. With a main financial institution customer satisfaction ratingof 75.5% for 6 months to September06, we continue to lead the other threemajor banks. In addition, we were voted“Reader’s Choice Award for Best Bank” bythe readers of Personal Investor Magazine.

Our specialist businesses have continued to lead the industry in the design of innovative products and services that anticipate the evolving needs of our customers. The introduction of our ANZ Everyday Visa Debit Card is one example. As a result, we have continued to lead the major banks in most key product categories.

Goals for 2007

Our goal for 2007 is to continue to differentiate ourselves by delivering More Convenient Banking. We will continue to invest in the things that give new customers reasons to switch to ANZ, and existing customers more reasons to build their relationship with us. To achieve this, we will continue to invest in our people, expand our branch and ATM network, and simplify our products and processes so that it’s easier than ever to deal with us.

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institutional report

A MESSAGE FROM STEVE TARGETT

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As the seventh largest network bank in Asia, we offer our clients the vision and scope of Australia’s leading bank in Asia, with a local knowledge that no Australian competitor can match.

Steve Targett on creating a different Institutional bank

“Every bank talks about understanding its clients. What we are trying to do differently in Institutional is to become active partners with our clients, understanding and catering to their business in ways they might not normally expect of their bank. In taking this approach, we believe we can also create a whole new dimension of job satisfaction and personal challenge for our staff.

There are three main differentiators for us: our Asian network, the CEO Agenda, and our strategic partnership with the World Wildlife Fund.

Through the CEO Agenda, we strive to be active partners to our clients in their strategic thinking, offering innovative approaches to their issues, and committing our multi skilled team to join forces with their senior team.

Supporting this approach is our CEO Journal, produced in partnership with the Australian Graduate School of Management, covering the big issues facing top executives today.

Our staff enjoy the difference that ANZ is now making with Institutional clients. Our clients responded by voting us Number 1 Lead Bank in the Peter Lee survey, with ANZ winning an unprecedented 16 of 22 categories.”

We also bring to our clients the fruits of our collaboration with World Wildlife Foundation, our partner in building sustainable finance. The policies and initiatives we are developing with WWF will inform corporate decisions about how to achieve optimal business performance while understanding the impact on our fragile planet.

Our financial performance

($m)	2005	2006	%
Income	3,077	3,329	8%
Operating Expenses	(1,154)	(1,283)	11%
Profit before Provisions	1,923	2,046	6%
Provision(1)	(136)	(58)	(57)%
Tax & OEI	(529)	(592)	12%
Profit after Tax	1,258	1,396	11%
Cost to Income (CTI)	37.5%	38.5%	—
Staff (FTE)	5,318	5,675	7%

(1) Provision for Credit Impairment

Institutional delivered a good result this year, with earnings up 11%. Each of our businesses delivered growth above 10%, with the exception of our Debt Product Group, which has been impacted by highly competitive lending margins.

Revenue growth of 8% was within the Group’s target range. Driving this growth was a 14% increase in average lending assets and a 15% increase in average deposits.

We have continued to invest in our business, particularly in our people and product capability, which resulted in expenses increasing 11%. During the year we added more than 350 staff,and the competitive market for quality staff resulted in a significant increase in staff costs.

Credit quality remains very good, and as a result the provision for credit impairment fell from $136 million to $58 million.

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What we do

Institutional provides corporate clients, from small to medium enterprises (SMEs) to major multinationals, with tailored and strategic financial solutions.

•      Institutional and Corporate Relationships – Manages client relationships and develops financial services solutions and strategies for Business Banking clients with funds under management (“FUM”) in excess of A$50,000, for Corporate clients with FUM in excess of A$10 million and for Institutional clients with FUM in excess of A$150 million in Australia and New Zealand. It also works with globalcorporate clients with whom ANZ Australia has an existing client relationship, in Europe, the United States of America and Asia.

•      Debt and Transaction Services – Combines managing Institutional and Corporate’s balance sheet (with a particular focus on credit quality, diversification and maximising risk adjusted returns) with the provision of cash management, transaction banking, trade finance, international payments, clearing and custodian services, principally to institutional and corporate customers.

•      Markets – Provides foreign exchange, interest rate, and commodity services to clients globally. In addition, the business provides origination, underwriting, structuring andrisk management services, advice and sale of credit and derivative products globally.

•      Corporate and Structured Financing – Provides complex financing and advisory services, structured financial products, leasing, private equity finance, project finance, leveraged finance and infrastructure investment products.

Earnings by business

$614m	Debt & Transaction Services
$292m	Markets
$204m	Corporate & Structured Financing
$205m	Business Banking
$179m	Corporate Banking

Two years of substantial change and refocus in the business, in a competitive environment characterised by declining margins, have transformed Institutional.

Pictured left to right - Lloyd Fleming, Graheme Lawrie, Kate Lyons-Crew, Dion Smith and Rashmi Somu.

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Achievements

Two years of substantial change and refocus in a competitive environment characterised by declining margins, have transformed Institutional into a more rigorous business, strongly focused on opportunities to provide total client solutions. There is still work to be done, as we fine tune our newly expanded relationship management team and realise the opportunities of our growing Asian network, but our results show that we are making real progress.

During the year Institutional:

•      Was voted number one lead bank in the 2006 Peter Lee and Associates survey of large corporates and institutions in Australia and New Zealand. We were also recognised as Australia’s leading business bank, winning Best Business Bank at the 2006 Banking and Finance Awards for the second year running.

•      Took a stronger advisory role and became more innovative in providing products, services and strategies which support our clients. This “CEO Agenda” initiative, which included a new customer relationship management platform and a thought leadership journal for clients, gives our clients new insights and better solutions. One successful solution is our “Wall St to Main St” offering, which provides growth capital and succession planning for midmarket clients, including 15 new private equity investments during the year.

•      Built on our traditional strength as the banker of preference for SMEs, achieving good earnings growth while continuing to expand our regional and industry specialisation approach.

Five new Business Banking Centres opened during the year, contributing to significant growth in client numbers.

•      Experienced improved performance across its key product and transactional businesses. Highlights were strong Markets trading results off quality client flow, increased capability and activityin capital solutions and structureddebt, and a number of foreign exchangesuccesses, from the new retail branchat Sydney Airport to recognition as thebest domestic provider of corporateForiegn Exchange services (Asiamoneypoll).

•      Continued to achieve growth milestones in Asia. ANZ celebrated 20 years in China with the opening of a new Guangzhou office, and our Vietnam operation was voted “most favourite” bank for the fourth year running, achieving a sharp increasein the number of structured finance andcapital market mandates.

•      Successfully launched a $2.2 billion synthetic balance sheet collateralised loan obligation (CLO). The CLO is a sophisticated balance sheet management tool which partly transfers credit risk to investors in the CLO. This was the largestbond deal ever launched in Australia.

Goals for 2007

Institutional will deliver on its newly refined client coverage model and equip its relationship teams with the tools and knowledge they require to improve solution driven cross-sell and extract more strategic opportunities from client conversations. We aim to capitalise on the clear differences between us and our competition.

We will also build on the significant advantage we have in Asia as the dominant Australian bank, a well recognised niche commodity trade bank and a regional leader in project finance. In Australia, New Zealand, Europe and the Americas, our objective is to increasingly deliver to our clients the considerable opportunities of our strength in Asia.

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new zealand report

A MESSAGE FROM GRAHAM HODGES

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Graham Hodges on a very different business model

“Nearly three years ago ANZ acquired The National Bank in New Zealand, to become ANZ National. At the time, we said it would be a very different acquisition, and it has been. The biggest point of difference was our decision to keep both the ANZ and The National brands, which surprised a lot of people.

Three years on, that has proven to be absolutely the right strategy, as more customers bank with ANZ National than before the merger, and revenue attrition was much lower than we anticipated. We have also managed to retain a stable and experienced management team. With the integration period now over, our focus has shifted from defending our customer base to growing the business.

Just as we had a very different approach to the acquisition and integration, we are taking a very different approach to our new focus on growth. We have retained our specialised business model which drives a focus on customer needs and solutions. Our portfolio of nine brands, of which ANZ, The National, and UDC are the largest, enhance our customer reach and open up new growth options.

When we combine our brands together, we are by far the biggest player in the market. Our scale provides us with the ability to invest more than our peers in areas such as customer analytics and product innovation, and to provide support to customers looking to grow. Our size also means we have a wider range of challenging roles. This helps us to attract the best talent in the market. In a people industry like banking, that is essential.

With our ongoing investment in the business, the commitment of our people, and the results we have already achieved together, I am confident that we have a strong future in New Zealand.”

Just as we had a very different approach to the acquisition and integration, we are taking a very different approach to our new focus on growth.

Our financial performance

(NZ$m)	2005	2006	%
Income	2,571	2,756	7%
Operating Expenses	(1,181)	(1,254)	6%
Profit before Provision	1,390	1,502	8%
Provision(1)	(157)	(20)	(87)%
Tax & OEI	(394)	(476)	21%
Profit after Tax	839	1,006	20%
Cost to Income (CTI)	45.9%	45.5%	—
Staff (FTE)	9,333	9,392	1%

(1) Provision for Credit Impairment

This year we had a much improved financial performance from our New Zealand business, with earnings up 20% in New Zealand dollar (NZD) terms. Revenue growth of 7% was driven by 13% growth in lending assets, and 5% growth in deposits. The New Zealand market continues to be competitive, with net interest margin down 21 basis points over the year, although margins stabilised in the second half.

We have continued to invest in our business, with expense growth of 6%, however our Cost to Income ratio still improved from 45.9% to 45.5%.

The credit quality environment in New Zealand remains healthy, and as a result the provision for credit impairment fell 87% to just NZ$20 million.

While profit was up 20% in NZD terms, a weakening in the NZD actually resulted in the Australian dollar profit being up 14%.

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The integration of The National Bank and ANZ was successfully concluded this year. Sir John Anderson was pivotal to the success of the integration, which he saw to its conclusion before retiring as CEO at the age of 60.

Pictured left to right - Casey Hunt, Robin Dodd, Kieran Williams and Tracey Matthews.

Earnings by business (NZDm)

$205m	ANZ Retail
$266m	The National Bank Retail
$ 92m	Rural Banking
$172m	Corporate & Commercial Banking
$ 27m	UDC
$226m	NZ Institutional

What we do

ANZ National Bank Limited is New Zealand’s largest full service bank. It was formed in June 2004 by the amalgamation of ANZ Banking Group (New Zealand) Limited and The National Bank of New Zealand. Our New Zealand Banking business had total assets of NZ$91,385 million at 30 September 2006, along with 9,392 staff, 310 branches and 705 ATMs.

The New Zealand Banking division includes the following businesses:

•                  ANZ Retail, operating under the ANZ brand in New Zealand, provides a full range of banking services to personal and small business banking customers.

•                  National Bank Retail, operating under The National Bank of New Zealand brand, provides a full range of banking services to personal and small business banking customers.

•                  Corporate and Commercial Banking in New Zealand incorporates ANZ and The National Bank brands and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZ$100 million.

•                  Institutional Banking has a dual reporting line to both New Zealand Banking and ANZ’s global Institutional business.

•                  Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers.

•                  UDC provides motor vehicle and equipment finance, operating leases and management services and investment products.

•                  Central support includes Operations, Technology, Treasury, ING New Zealand, Risk Management, People Capital, Financial Management and Property.

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Our Achievements

•                  The integration of The National Bank and ANZ was successfully concluded this year. Sir John Anderson was pivotal to the success of the integration, which he saw to its conclusion before retiring as CEO at the age of 60.

•                  A particularly telling result from the integration process is that the management team has virtually stayed intact, with minimal change arising from the acquisition.

•                  Our level of customer acquisition across both brands is now the highest it has been for several years.

•                  In a nation of small businesses, The National Bank is the number one bank for businesses with turnover of less than $5 million (ACNielsen Consumer Finance Monitor).

•                  Customer satisfaction at The National remains at the top end of our peer group, and The National was the only major bank to grow market share in Auckland, New Zealand’s fastest growing market. Satisfaction with ANZ has grown through 2006 to be at its highest level in many years, but is still below the best of its peers.

•                  We hired 200 new frontline staff and opened 6 new branches.

•                  In ANZ Retail Banking, we invested in our brand and community profile and simplified our fee structure. We launched a number of products, including a $5 ‘all you can eat’ account, and a Low Rate MasterCard. We established the WoW! Customer experience program.

•                  ANZ funded New Zealand’s first research into adult financial literacy, and will repeat the research in four years to provide an ongoing measure of financial knowledge.

•                  Five cent coins were withdrawn from circulation in New Zealand in October 2006. ANZ’s ‘5s for under fives’ appeal encouraged customers to donate them to Plunket, New Zealand’s leading provider of child and family health services. More than NZ$580,000 was raised.

•                  As well, The National Bank raised more than NZD860,000 for the Cancer Society of New Zealand through its traditional Daffodil Day Appeal.

Goals for 2007

•                  Grow revenue by 7% to 9%, while keeping cost growth at the bottom end of a 5% to 7% range. This should deliver financial performance above the average of our major peers.

•                  Continue to improve customer satisfaction across Retail and Business banking.

•                  Expand our position in the high growth Auckland market.

•                  Integrate into our business what we’ve learned from our financial literacy research through better communication and simpler products and investing in programs to help New Zealanders increase their financial knowledge.

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our partnerships

PARTNERSHIPS AND PRIVATE BANK

Partnerships and Private Bank is responsible for ANZ’s joint venture with ING in ING Australia, our international partnerships with other institutions in Asia, and our Private Bank business.

•    ING Australia

ANZ has a 49% stake in ING Australia, a joint venture with ING. Further details are on the opposite page.

•    International Partnerships

ANZ has formed a number of partnerships in Asia, which are outlined on the opposite page.

We target markets which have higher economic growth rates than Australia and New Zealand, are underbanked and less developed, and have connectivity with Australia and New Zealand, via trade, immigration or investment.

We target partners with strong footprints in their market, and where ANZ can contribute significant value.

•    Private Bank

ANZ Private Bank specialises in assisting high income and high net worth individuals and families to manage, grow and preserve their family assets. It is one of the highest growth businesses within ANZ.

Profit and Loss Summary	2005	2006	Movt
	$m	$m	%
Income	240	263	10%
Operating expenses	(50)	(62)	24%
Profit before Provisions and Tax	190	201	6%
Provision for credit impairment	(17)	(25)	47%
Tax & OEI	3	(7)	(333)%
Profit after tax	176	169	(4)
Staff (FTE)	494	635	29%

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“We target markets which have higher economic growth rates than Australia and New Zealand, are ‘underbanked’ and less developed

1.          ING Australia is one of Australia’s leading fund managers, life insurers and superannuation providers

ING Australia Ltd has almost $40 billion in assets under management, including over $14 billion in its flagship OneAnswer product. ING Australia provides a broad range of financial products and services through an extensive network of 1,145 professional financial advisers, including 374 ANZ financial planners, which grew by 14% in 2006.

Retail FUM	$38,849m
Life Risk Premiums in Force	$596m

2.          ANZ Royal Bank is one of the largest banks in Cambodia

On the 15th of September 2005, ANZ Royal officially opened its doors in Phnom Penh. ANZ Royal is a joint venture with the Royal Group of Companies (RGC), and is owned 55% by ANZ and 45% by RGC. In 2006, ANZ Royal collected in excess of AU$221 million in Deposits, and provided over USD60m in lending limits. In September 2006, ANZ Royal celebrated its 20,000th customer of which we estimate one third have never previously been banked.

3.          Metrobank Cards Corporation is one of the biggest card issuers in the Philippines

In October 2003, ANZ entered into a joint venture with Metropolitan Bank and Trust Company (MBTC) for the cards business of Metrobank Card Corporation, the credit card subsidiary of MBTC. ANZ acquired a 40% stake. Metrobank Cards now has 635,000 cards on issue, which is over two and a half times the 240,000 cards in circulation when the joint venture began. It is one of the country’s biggest credit card issuers, moving from ninth in 2003 to fourth in 2006.

4.          Panin Bank is one of the top ten banks in Indonesia

ANZ owns a 29% share in PT Panin Bank, a leading commercial bank in Indonesia, and one of the few Indonesian banks that survived the 1997/1998 economic crisis without the need for recapitalisation. It is one of Indonesia’s top 10 banks, and now has approximately A$5 billion in assets. It serves over 300,000 customers via 227 branches and 240 ATMs and 9500 linked ATMs. In addition to full commercial banking products and services, Panin Bank also offers Mobile, Internet, and Phone Banking.

5.          Sacombank is the largest joint stock bank in Vietnam.

In August 2005, ANZ entered into a partnership with Sacombank by securing a 10% equity share. Sacombank is the largest commercial joint stock bank in Vietnam in terms of chartered capital and branch network. At present Sacombank has a nationwide branch network comprising 128 branches and transaction points, 56 ATM’s and 1,004 POS outlets. Currently there are approximately 3,215 staff and 300,000 customers. Sacombank has been named the “best FX services provider in Vietnam” by AsiaMoney Magazine

6.          Tianjin City Commercial Bank is one of China’s leading City Commercial Banks

In July 2006, ANZ acquired a 20% share in Tianjin City Commercial Bank (TCCB). ANZ’s A$150 million investment makes ANZ the first foreign bank to own a full 20% shareholding in a Chinese Bank. TCCB is one of China’s leading City Commercial Banks in terms of competitiveness and is situated in one of China’s fastest growing regions. It has a network of 250 branches, subbranches and savings offices serving more than 5 million accounts.

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our commitment

PEOPLE, COMMUNITY AND THE ENVIRONMENT

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“We’re proud that we have the most engaged workforce of any large Australian company, but we need to keep building on that.

ANZ’s people have already taken us a long way to becoming a very different bank. In 1999 we faced an employee satisfaction level of 49%. Since then, we’ve steadily worked to improve the connection our people feel to their jobs and their workplace, as well as the connections we make with our communities.

We increased our staff satisfaction to 85% before moving to a tougher measure called ‘engagement’. Today our level of employee engagement remains steady at 60%. We’re proud that we have the most engaged workforce of any large Australian company, and want to keep building the engagement momentum we’ve built.

Breakout, the cultural transformation program that we introduced six years ago, continues to provide the building blocks of engagement by teaching our people tools for greater self-awareness, and more effective interaction with others. In 2006 we brought together our annual values and engagement assessments and created the Engagement and Culture Survey. This tells us that we are creating a cohesive and productive workplace that more accurately reflects what our people aspire to.

We have continued to provide policies that maximise flexibility in the workplace, regardless of age or gender. The ‘My Difference Survey’ gave us our first ever snapshot of the demographics of ANZ’s worldwide workforce.

Our people have continued to enthusiastically participate in volunteering and Community Giving, and we have extended Community Giving to our customers and shareholders. We entrenched our commitment to the financial literacy and inclusion programs that are the hallmark of ANZ’s community involvement, through MoneyMinded, Saver Plus, MoneyBusiness and Progress Loans. We have also built on local efforts to build practical links with Indigenous Australians.

Lost Time Injury Frequency Rate (Australia)

(No. of work related lost time injuries per million hours worked

Staff Engagement

Destructive Zone
Serious Zone
Indifferent Zone
High performance/best employer zone

In the 2006 Engagement & Culture Survey our level of staff engagement was 60%, as it was when we conducted the previous bank-wide survey in 2004.*

*In 2005 we participated in the Hewitt Best Employers Study, where our engagement score was 63%. This is a benchmarking study of around 140 organisations in Australia and New Zealand based on sample groups of employees at each organisation. We participated in the Hewitt Best Employers Study again in 2006 and will report the results when they are available.

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our people and culture

A VERY DIFFERENT APPROACH TO PEOPLE

ANZ has long taken a very different approach to people. The people who work for us invest a large part of their lives in ANZ. In return, we aim to provide a workplace where values are real and respected, and where staff engagement is at a world-class level. Our goal is a vibrant, energetic and high performing culture – and we’re well on the way to achieving it.

Breakout to a very different culture

In the late 1990s we acknowledged the failings of our culture and took action to change it for the better. We had poor levels of staff satisfaction and low levels of customer satisfaction. In 2000 we introduced a culture change process called Breakout, which focuses on shifting behaviours and mindsets to create a very different bank.

Six years later, over 26,000 staff have participated in Breakout workshops, including nearly 7,000 front line staff. In 2005 we launched Breakout Recharge, which enhances team work and collaboration. The essence of the change that Breakout brought, and continues to bring, is to create very different experiences for all stakeholders: our people, our customers, the community and shareholders.

Assessing engagement and culture together

In 2006 we combined our annual surveys of engagement and values into one instrument, the Engagement and Culture Survey. It tells us how employees connect with their work and ANZ. Measuring culture and values together provides a clearer picture of our progress in building a high performing, values driven culture. Today we see a stronger match between values desired by our staff, and actual values experienced. Benchmarking the Engagement and Culture Survey against industry research has again revealed ANZ has the most engaged workforce of all major companies in Australia.

My Difference Survey

In December 2005 the My Difference Survey gave our first demographic snapshot of ANZ’s employees and their attitudes to diversity issues at work. More than 11,000 employees responded and told us:

•                  We employ staff from at least 133 countries

•                  Religious difference is accommodated informally

•                  Significant progress has been made with mature age diversity, but more can be done

•                  Work/life balance is important to our staff, of whom more than 50% have caring responsibilities

•                  We’re accepting of differences in sexual preferences

•                  Employees are not always open about disability, and employees and customers with disability need greater support

•                  ANZ has great diversity policies but staff cannot always access them

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ANZ has the most engaged workforce of all major Australian companies.

Pictured left to right - Amanda Wood, Erica Threthaway, Stephen Wong and Erik Zimmerman.

Goals for 2007

•                  Reduce our Lost Time Injury Frequency Rate by a further 20% in Australia and New Zealand.

•                  Launch a new learning facility for ANZ employees.

•                  Improve our performance on the ANZ Engagement and Culture Survey.

•                  Achieve our 2007 targets for women in management roles including 24% female executives.

•                  Employ 50 Indigenous Australians.

Health, safety and wellbeing

Our ongoing focus on the causes of work related injuries and health, safety and wellness, further reduced injuries. Our Australian Lost Time Injury Frequency Rate (LTIFR) for 2006 was 3.8 lost time injuries per million hours worked - a reduction of 10% over the last 12 months. Strategic Health and Safety plans have been introduced to each division during 2006 and annual Operational Health and Safety plans are being rolled out across all businesses. All managers have Health and Safety accountabilities and undertake training. Health and Safety committees operate in worksites, each state and territory in Australia and in New Zealand.

My Health is a free physical check-up for staff, during working hours, available every 18 months to two years. Since it was launched, almost 6,000 staff have had healthchecks and over 7,000 staff access My Health Online, which provides comprehensive health information.

We have also focused on demystifying mental health through information seminars and a staff booklet on creating a supportive environment.

Leadership Development

We renewed the Leadership Pathway, our development programs for managers, senior managers and executives, and introduced the Management Essentials program. It includes an intranet portal, online training and a facilitator led workshop, and is available to all first time people managers. We also piloted our foundation leadership program, Leadership Essentials, and we are piloting a customised individual approach for ANZ’s most senior leaders. We have reviewed and are in the process of implementing a refreshed Business Leadership Program for Senior Managers and Executives.

Gender Targets

We introduced targets for the representation of women in management and executive roles, and are tracking well to achieve them.

Women in Management positions

	Actual		Target
Employee Group	2005*	2006*	Dec 2006	Sep 2007	Sep 2008
Executives	19%	21%	22%	24%	27%
Senior Managers	24%	28%	30%	34%	39%
Managers	36%	39%	40%	44%	49%

*Figures are at 30 Sept for each year and include Australia and New Zealand only

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our community and the environment

Our community investment strategy focuses on addressing the major social issues that affect the financial services industry, in particular financial literacy and inclusion. We also provide opportunities for our people to support causes that matter to them.

financial literacy

Improving financial knowledge, skills and confidence in our community is a core social responsibility for ANZ, and essential to the long term success of our business. Developments in the financial service industry over the past 20 years have given greater choice and flexibility most consumers, but not everyone in our community has benefited. Poor financial literacy and the inability to access mainstream financial services can lead to low levels of savings and unsustainable personal debt. The impact of this on individuals can be profound.

ANZ has committed to work with researchers, community groups and government bodies to find long-term solutions to the problems of financial literacy, financial exclusion and financial difficulty. insights that we have gained have led to innovative programs to help people, and often the most vulnerable in our communities, improve their financial capability.

We pioneered MoneyMinded, Australia’s most comprehensive financial education program, to help people, particularly those low-incomes, build their financial skills, knowledge and confidence. We set and achieved a target to provide MoneyMinded facilitator training to 500 financial counsellors and community educators to reach 15,000 people in 2006.

Saver Plus is a financial literacy and matched savings program developed in 2002 with The Brotherhood of St Laurence (BSL) to help families on low incomes set and achieve a savings goal, and establish a long-term savings habit. This is achieved through providing financial education; offering personal coaching support; and matching every dollar saved with an additional dollar (up to $1000 of matched funds). There is strong evidence the program is achieving its core objective of helping participants to establish a ‘savings habit’. An evaluation by RMIT university revealed that 12 months after completing Saver Plus 71% of participants in the orginal program are still saving.

Case study:

Saver Plus - Real change

Donna Jackson joined the Saver Plus program conducted by The Benevolent Society in Sydney. She had separated from her husband, and with two boys to raise she was constantly worried about making ends meet.

The Saver Plus workshops “turned the lights on” for Donna. She gave up smoking to save money, found new ways to pay off debt and earn a regular income. By the end of the program, Donna had her own cleaning business and even does her own record-keeping.

“For the first time in years I didn’t feel overwhelmed by financial stress. We set a savings goal to get a computer for my son. With the matched funds from ANZ it was no time before Owen was working on his own computer,” she said.

Like Donna, many participants say the boost in confidence and self-esteem that came with getting control of their finances and achieving their savings goals was the most rewarding aspect of the program.

Saver Plus now runs in 18 communities around Australia in partnership with BSL , Berry Street Victoria, The Smith Family, The Benevolent Society and the Victorian Government.

MoneyBusiness aims to build the money management skills and confidence of Indigenous Australians and their families, and establish a strong savings culture in Indigenous communities. It is a partnership with the Federal Government’s Department of Families, Community Services and Indigenous Affairs (FaCSIA). We are piloting MoneyBusiness in remote communities in Western Australia and the Northern Territory. Eighteen local Indigenous people have so far been employed and trained as Money Business workers who deliver the program.

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ANZ’s people are enthusiastic volunteers. We offer full time Australian and New Zealand staff one day of volunteer leave per year to make a difference in their communities. This year we have contributed more than 50,000 volunteer hours to a wide range of community programs and causes in Australia and New Zealand.

supporting our communities

ANZ Community Giving

ANZ’s Community Giving program enables staff to make contributions to any of our 18 community partners and the ANZ Staff Foundation through regular payroll deductions. ANZ matches staff contributions dollar-for-dollar up to $1,000 per staff member and up to a total of $1 million per year. We have also opened up the Community Giving program to our customers - via internet banking. This year ANZ, its staff and customers contributed $833,000 to our community partners.

The Shareholder Dividend Charity Donation Program enables shareholders to elect to donate some or all of their dividend entitlements to their nominated charity, from a list of 28 registered charities. The first donations will be made with ANZ’s final dividend in December 2006. ANZ has committed up to $250,000 in the first 12 months of the program to match shareholder donations.

ANZ’s Community Giving Partners

Staff Payroll Giving

•      Alzheimers Australia

•      ANZ Staff Foundation

•      Benevolent Society

•      Berry Street Victoria

•      beyond blue

•      Brotherhood of St Laurence

•      Cancer Council of Australia

•      CanTeen

•      Diabetes Research

•      Foodbank

•      Greening Australia

•      Habitat for Humanity

•      Kids Help Line

•      National Heart Foundation

•      Reconciliation Australia

•      RSPCA

•      Starlight Foundation

•      The Smith Family

•      World Vision

Customer Giving

•      Amnesty International

•      Australian Conservation

•      Foundation

•      Comic Relief Australia

•      Intensive Care Appeal

•      Life Line

•      McGuiness McDermott Foundation

•      National Breast Cancer Foundation

•      Oxfam Australia

•      Reach

•      Royal Flying Doctors Service

•      Howard Florey Institute

our environment

We have an obligation to operate in a way that seeks to minimise the social and environmental impacts associated with our business, while at the same time enabling opportunities for positive social and economic development. As a result of our own assessments and discussions with stakeholders, we focus on:

•                  Lending: assessing the environmental and social risks and opportunities in our lending activities

•                  Services: developing new products and services that help our customers improve their environmental performance

•                  Environment footprint: reducing the impact on the environment from our own operations and those of our supply chain, including energy, waste, paper, emissions, water and transport.

Achievements:

•                  We continued to work to reduce ANZ’s environmental footprint by a minimum of 5% per Full Time Equivalent employee over the period 2005-07. We used specific initiatives to support this goal, including the Great Paper Chase, which saw paper usage reduce by 21%

•                  We engaged with community organisations, selected clients and government departments this year through one-to-one meetings and as part of our formal stakeholder engagement program. An Environmental Roundtable was held in June to seek feedback on our approach and priorities.

•                  We developed a Social and Environmental Issues Policy to ensure we understand and manage our exposures to these issues associated with wholesale credit activities. This policy goes beyond our standard requirements that all projects and transactions are legal and have the necessary permits and approvals, including seeking independent assessments for contentious projects where appropriate.

•                  A new Social and Environmental screening tool has been established to assist in the credit approval process. 86% of all new clients, new material transactions and annual reviews of existing clients in Australia underwent this screening in 2006.

2007 Goals

•                  Enable 1,500 people to participate in Saver Plus and reach 20,000 people through MoneyMinded.

•                  Achieve 60,000 hours of staff volunteering and 15% participation in workplace giving.

•                  Achieve our target to reduce our environmental footprint by a minimum of 5% by 2007.

•                  Continue to improve supply chain reporting and expand the reach of our Sustainable Procurement Policy.

41

our performance on corporate responsibility

ANZ releases a Corporate Responsibility report detailing our economic, social and environmental programs and outcomes. Below is a summary of how we performed on our goals for our people, customers, communities and the environment in 2006. The full report will be available at www.anz.com/cr. from 29th of November.

Putting our customers first

Our aim is to offer our customers clear and tangible reasons why they should deal with us. This means making banking as convenient and simple as possible; providing leading, trusted and responsible financial advice, solutions and services; and investing in the development of our people so that we become known for our customer service and showing the ‘human face’ of banking.

We are also focused on understanding the social and environmental issues that impact our customers and society and integrating these into our products and services and business practices and decisions.

This year our retail customers were the most satisfied of all major banksin Australia and we regained our position as the Number 1 Lead Bank for Institutional and Corporate customers in Australia and New Zealand.

*Source: Roy Morgan Research – Main Financial Institution % Satisfied (very or fairly satisfied), 6 monthly moving average

2006 Goal	Commentary	Perfomance
Continue to improve our customer satisfaction and match the performance of community and regional banks.

ANZ’s retail customer satisfaction continues to be well ahead of its major bank peers in Australia at 75.5% (September 2006). Overall, our customer satisfaction decreased by 1.1 percent this year consistent with a decline across the industry according to the Roy Morgan Finance Monitor. Our performance is 4.4 percentage points higher than the sector average and we have also matched or exceeded the customer satisfaction levels of some of the community and regional banks. During 2006, ANZ also regained its position as the Number 1 Lead Bank for Institutions and Corporate clients according to research by Peter Lee Associates (August 2006).

partially achieved

Meet or exceed the performance standards set out in our 2006 Customer Charter.

This is the fifth year ANZ has been managing and measuring performance on each of the promises in our Customer Charter. We revised the Charter in November last year to include a Responsible Lending Code - a first for banks in Australia. This year we met or exceeded the majority of performance indicators in the new Charter. Our Mortgages business continues to face challenges in meeting our commitment for fast account opening due to unexpectedly high business volume.

partially achieved

Continue to expand our branch and ATM network particularly in high growth areas.	We opened 26 new branches and added 343 new ATMs across Australia.	achieved

Increase environmental and social impact screening of all new transactions and annual client reviews in our Institutional lending business to 100%.

86% of all new Institutional transactions and annual client reviews underwent an social and environmental impact screening this year. This screening now forms part of the credit approval process for all of Institutional’s Australian client relationships, with more work required to fully integrate this process into performance management reporting.

partially achieved

2007 Customer Goals

•                  Continue to improve our customer satisfaction and match the performance of community and regional banks.

•                  Meet or exceed the performance standards set out in our Customer Charter.

•                  Maintain our position as No. 1 Lead Bank for Institutional and Corporate customers.

•                  Implement our environment and social issues screening process including 100% coverage (product and geography), for all new transactions and annual reviews globally.

42

Leading and inspiring our people

We aim to attract and retain the very best people at ANZ by creating a vibrant, energetic and high-performing culture. We listen to the feedback of our people and provide programs and opportunities to ensure they feel a sense of purpose and personal connection to their work and career with us.

In 2006 we continued to have the highest employee engagement of all major corporations in Australia and New Zealand. Employee engagement measures the extent to which our people speak positively about ANZ and are motivated to contribute their best to our business. It also directly impacts the bottom line with research by Hewitt Associates showing that employee engagement is linked to higher shareholder returns and customer satisfaction.

ANZ Employee Engagement

2006 Goal	Commentary	Performance

Implement a zero harm approach to health, safety and security.

Strategic Health and Safety plans have been introduced to each Division to support our zero harm approach to health, safety and security. Annual Operational Health, Safety and Environment plans are also being rolled out across all business units. Our Lost Time Injury Frequency Rate reduced from 4.2 to 3.8 in Australia.

achieved

Continue our focus on achieving 20% female representation at executive level.

The percentage of females in executive positions increased from 19% in 2005 to 22% in 2006 in Australia. We also achieved an equal split of gender in our graduate recruitment for 2007 with 52% female graduates in Australia and 47% female graduates in New Zealand.

exceeded

Further improve our ‘best employer’ standing in the globally recognised Hewitt Employee Engagement study.

Employee engagement remains steady at 60% according to research conducted by Hewitt Associates. Our engagement score remains the highest of all major corporations in Australia and New Zealand and nine percentage points ahead of the banking and financial services sector benchmark.

partially achieved

Enable 6,000 front line employees to complete our Breakout program.

This year 5,985 Personal Division employees completed Breakout. We exceeded the target of 6,000 employees when the program completed on 12 October 2006. Overall, 6,905 people in Personal Division have completed the program since it commenced in July 2005.

achieved

Introduce accelerated development programs for the top 20% of manager level employees.

Our My Potential program identifies the top 20% of manager level employees and ensures that they have access to accelerated development programs including the Accelerated Learning Laboratory - a joint initiative of the Australian Graduate School of Management, ANZ and other leading business organisations.

achieved

Introduce an annual 360 degree feedback mechanism for all senior leaders.	Our 360 degree feedback tool is now made available to all staff through our company intranet. It is also used to inform the development of our top 100 executives.	exceeded

2007 Employee Goals

•       Reduce our Lost Time Injury Frequency Rate by a further 20% in Australia and New Zealand.

•       Launch a new learning facility for ANZ employees.

•       Improve our performance on the ANZ Engagement and Culture Survey.

•       Achieve our 2007 targets for women in management roles including 24% female executives.

•       Employ 50 Indigenous Australians.

43

ANZ received the Special Award for Impact on the Community in the 2006 Prime Minister’s Awards for Excellence in Community Business Partnerships.

Earning community trust

Our community investment strategy aims to enhance the social and economic wellbeing of the communities where we live and work. The heart of our approach involves developing innovative programs and partnerships with clear aims and meaningful outcomes.

We are leaders in addressing the major social issues that involve the financial services industry – in particular financial literacy and inclusion. We also provide our people with opportunities to support the causes that are important to them.

ANZ’s Community Investment

Types of Contributions

Cash	$7,324,110
Time (volunteering)	$2,556,880
In-kind	$2,075,038
Management costs	$1,893,897
Total contributions*	$13,849,925

*

An approximate 60% increase on 2005 due to improved reporting and new community initiatives in Australia and New Zealand. Calculated using the London Benchmarking Group model for corporate community investment.

2006 Goal	Commentary	Performance

Enable a further 1,000 families to participate in our Saver Plus matched savings and financial literacy program.

Over 700 participants were involved in Saver Plus this year. New agreements with our community partners will see the program expanded nationally so that up to 5,400 people can participate in Saver Plus over the next three years.

partially achieved

Fund the delivery of our MoneyMinded financial education program to reach 15,000 Australians.

This year, 15,279 people participated in MoneyMinded workshops and one-to-one sessions. ANZ funded MoneyMinded facilitator training for more than 530 community educators and financial counsellors who deliver the program. We also provided financial support for eight community partners to offer the program at a grass-roots level throughout Australia.

exceeded

Implement a national rollout of the MoneyBusiness financial literacy program for use with community organisations who work with Indigenous Australians.

MoneyBusiness is being piloted in six remote sites in the Northern Territory and Western Australia. The evaluation will be used to inform next steps to be undertaken by ANZ with the Australian Government. MoneyBusiness education materials are already being used by a range of training, community and government organisations nationally.

partially achieved

Achieve 20% staff participation in our ANZ Volunteers program including 40,000 hours of volunteer time.	24% of Australian and 12% of New Zealand staff lodged a total of 50,735 hours of volunteering activity this year.	exceeded

Achieve 10% employee participation in Community Giving, ANZ’s workplace giving program.	10.6% of Australian employees donated money as part of our Community Giving program. Their contributions were matched dollar-for-dollar by ANZ totalling $537,499.	exceeded

2007 Customer Goals

•       Enable 1,500 people to participate in Saver Plus and reach 20,000 people through MoneyMinded.

•       Achieve 60,000 hours of staff volunteering and 15% participation in workplace giving.

•       Evaluate the Progress Loans Victorian pilot and extend the program to three additional states, writing at least 200 new loans.

•       Work with Indigenous organisations and other stakeholders to develop and implement our Reconciliation Action Plan.

44

ANZ has set itself apart among the FT500 by enacting a commendable response to global climate change.”

Paul Dickinson, Carbon Disclosure Project Co-ordinator

Managing environment impact and supply chain

ANZ’s Environment Charter outlines our commitment to operating in a way that advances sustainability and reduces our environmental impact.

We have in place an Environment Management System to help us monitor and improve our performance.

We are also working with our suppliers to minimise the social and environmental consequences of our business operations.

ANZ was honoured as ‘Best in Class’ for its approach to climate change in a report released by the Carbon Disclosure Project (CDP). ANZ was one of 50 FT500 companies included on the CDP Climate Leadership Index.

Progress towards our two-year goals

Electricity
Paper
Water
Waste and recycling
Greenhouse Gas Emissions

Key:	Favourable
Minimal Change
Unfavourable

2006 Goal	Commentary	Performance

Integrate our new Sustainable Procurement Policy into tender requirements, new supplier contracts and existing contracts with key strategic suppliers.

Our Sustainable Procurement Policy and the Sustainability Self-Assessment Tool, have been integrated into our sourcing processes. Our tools have enabled us to begin assessing existing and potential suppliers. More than 100 of our suppliers have received the tool for completion.

achieved

Reduce ANZ’s environmental footprint (electricity, paper, waste, water, greenhouse gases) by a minimum of 5% per full-time equivalent staff member over a two-year period (October 2005 – September 2007)

Our energy consumption per full-time equivalent staff member reduced in 2006. Due to changes in government measurement standards, our greenhouse gas emissions increased slightly. We are continuing to implement new environmental policies and initiatives to help us achieve our two-year goal.

partially achieved

2007 Environment Goals

•       Achieve our target to reduce our environmental footprint by a minimum of 5% by 2007.

•       Continue to improve supply chain reporting and expand the reach of our Sustainable Procurement Policy.

•       Engage with internal and external stakeholders to establish ANZ’s environmental performance targets for 2008 -2010.

45

our board

BOARD OF DIRECTORS 2006

The Board is responsible to shareholders for the governance of ANZ, and oversees its operations and financial performance. It sets the strategic direction and financial objectives, determines the appropriate risk appetite for the organisation, and monitors operational performance. It also monitors compliance in terms of ethical standards and regulatory requirements. The Board appoints the Chief Executive Officer and regularly reviews his performance.

The Board strives to achieve a balance of skills, knowledge, experience and perspective among its directors. This is particularly important for the banking sector, as banks have deep relationships with customers across every sector of the economy, and need to understand what is happening across the broader economy. Banking can also be cyclical, so it is important that in achieving a balance of experience, the Board includes a number of longer serving directors.

Mr C B Goode, AC

B COM (HONS), MBA, HON LLD (MELB), HON LLD (MONASH)

Chairman

Independent Non-Executive Director

Non-executive director since July 1991. Mr Goode was appointed Chairman in August 1995 and is an ex officio member of all Board Committees.

Experience and expertise

Mr Goode has a background in the finance industry and has been a professional non-executive director since 1989. Mr Goode brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Age 68, Residence Melbourne.

Mr J McFarlane, OBE

MA, MBA, SFFIN, FSI, FHKIB, FRSA

Chief Executive Officer

Chief Executive Officer since October 1997. Mr McFarlane is also a Director of ANZ’s largest subsidiary, ANZ National Bank Limited in New Zealand.

Experience and expertise

Mr McFarlane brings broad leadership, management and banking skills following a 31-year career in banking. Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank in the United Kingdom and Managing Director of Citicorp Investment Bank Ltd.

Age 59, Residence Melbourne.

Dr G J Clark

PHD, BSC (HONS), FAP, FTSE

Independent Non-Executive Director

Chairman of the Technology Committee

Non-executive director since February 2004. Dr Clark is a member of the Governance Committee.

Experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Age 63, Residence Based in New York, United States of America but also resides in Sydney.

Mr J K Ellis

MA, FAICD, HON FIE AUST, FAUS IMM, FTSE, HON DR ENG (CQU)

Independent Non-Executive Director

Non-executive director since October 1995. Mr Ellis is a member of the Audit Committee. Mr Ellis’ term as Chairman of the Risk Committee ended on 30 September 2006 at which time he assumed the role of a Risk Committee member.

Experience and expertise

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Age 69, Residence Melbourne.

46

Directors’ Meetings

The number of Board meetings and meetings of Committees during the year the Director was eligible to attend, and the number of meetings attended by each Director were:

					Audit		People		Governance		Technology		Executive		Shares		Committee
	Board		Risk		Committee		Committee		Committee		Committee		Committee		Committee		of the Board
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B

Dr G J Clark	9	9	—	—	—	—	—	—	4	4	2	2	1	1	—	—	—	—
Dr R S Deane*	6	6	—	—	—	—	2	2	—	—	1	1	—	—	—	—	—	—
Mr J K Ellis	9	9	6	6	8	8	—	—	—	—	—	—	1	1	—	—	2	2
Mr D M Gonski	9	8	6	6	—	—	—	—	4	4	—	—	1	1	—	—	1	1
Mr C B Goode	9	9	6	6	8	8	5	5	4	4	2	2	2	2	3	3	4	4
Ms M A Jackson	9	8	—	—	8	7	5	5	—	—	—	—	3	3	3	3	1	1
Mr J McFarlane	9	9	—	—	—	—	—	—	—	—	—	—	3	3	3	3	4	4
Mr D E Meiklejohn	9	9	5	5	8	8	—	—	4	4	—	—	1	1	3	3	4	4
Mr J P Morschel	9	9	6	6	—	—	5	5	—	—	—	—	1	1	3	3	—	—

Column A - Indicates the number of meetings the Director was eligible to attend.
Column B - Indicates the number of meetings attended. The Chairman is an ex-officio member of the Risk, Audit, People, Governance and Technology Committees.

*Retired during the year. Dr R S Deane - 30 June 2006.

Mr D M Gonski, AO

B COM, LLB, S.I.A. (AFF), FAICD, FCPA

Independent Non-Executive Director

Chairman of the Governance Committee

Non-executive director since February 2002. Mr Gonski is a member of the Risk Committee.

Experience and expertise
A lawyer, Mr Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Age 53, Residence Sydney.

Ms M A Jackson, AC

B EC, MBA, HON LLD (MONASH), FAICD, FCA

Independent Non-Executive Director

Chairman of the People Committee

Non-executive director since March 1994. Ms Jackson is a member of the Audit Committee.

Experience and expertise
A Chartered Accountant, with significant financial expertise, Ms Jackson has broad commercial and industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Age 53, Residence Melbourne.

Mr D E Meiklejohn

B COM, DIP. ED, FCPA, FAICD, FAIM

Independent Non-Executive Director

Chairman of the Audit Committee

Non-executive director since October 2004. Mr Meiklejohn is a member of the Governance Committee and Risk Committee.

Experience and expertise
Mr Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Age 64, Residence Melbourne.

Mr J P Morschel

DIPS, FAIM

Independent Non-Executive Director

Chairman of the Risk Committee

Non-executive director since October 2004. Mr Morschel is a member of the Risk Committee and, on 1 October 2006, became its Chairman. He is also a member of the People Committee.

Experience and expertise
Mr Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Age 63, Residence Sydney.

For further details on the Directors see pages 56-58 of Part 2 of this Concise
Report or visit our website www.anz.com> about anz>corporate governance

47

ten year summary

Previous AGAAP
2006	2005	2004	2003
$m	$m	$m	$m

Financial Performance(1)
Net interest income	6,943	6,371	5,252	4,311
Other operating income	3,146	2,935	3,267	2,808
Operating expenses	(4,605)	(4,340)	(4,005)	(3,228)

Profit before income tax, credit impairment and non-core items(1)	5,484	4,966	4,514	3,891
Provision for credit impairment	(407)	(565)	(632)	(614)
Income tax expense	(1,486)	(1,247)	(1,147)	(926)
Minority interest	(4)	(3)	(4)	(3)
Cash profit(1)	3,587	3,151	2,731	2,348
Non-core items(1)	101	24	84	—

Net profit after tax	3,688	3,175	2,815	2,348

Financial Position
Assets(2)	335,771	300,885	259,345	195,591
Net Assets	19,906	19,538	17,925	13,787
Tier 1 capital ratio(3)	6.8%	6.9%	6.9%	7.7%
Return on average ordinary equity(4),(5)	20.1%	19.0%	17.8%	20.6%
Return on average assets(4)	1.1%	1.1%	1.1%	1.2%
Cost to income ratio(6)	45.6%	46.6%	45.3%	45.1%

Shareholder value – ordinary shares
Total return to shareholders (share price movement plus dividends)	17.1%	32.6%	17.0%	6.7%
Market capitalisation	49,331	43,834	34,586	27,314
Dividend	125	c	110	c	101	c	95	c
Franked portion	–interim	100%	100%	100%	100%
–final	100%	100%	100%	100%
Share price(7)	–high	$28.66	$24.45	$19.44	$18.45
–low	$22.70	$19.02	$15.94	$15.01
–30 Sep	$26.86	$24.00	$19.02	$17.17

Share information (per fully paid ordinary share)
Earnings per share(7)	–basic	200.0	c	169.5	c	153.1	c	142.4	c
Dividend payout ratio(8)	62.6%	65.0%	67.5%	64.2%
Net tangible assets(9)	$8.53	$7.77	$7.51	$7.49
No. of fully paid ordinary shares issued (millions)	1,836.6	1,826.4	1,818.4	1,521.7
DRP issue price(10)	–interim	$26.50	$21.85	$17.84	$18.48
–final	—	$23.85	$19.95	$16.61

Other information
Points of representation(11)	1,265	1,223	1,190	1,019
No. of employees (full time equivalents)	32,256	30,976	28,755	23,137
No. of shareholders(12)	291,262	263,467	252,072	223,545

(1)   ANZ excludes from cash profit significant items, abnormals, ANZ National Bank integration costs and volatility associated with fair value movements relating to economic hedges. ANZ excludes these items to provide a better indication of the core business performance. In addition, the 2005 result has been calculated on an AIFRS basis that is comparable with 2006 with the net effect of these adjustments included in non-core items, allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005.

(2)   From 1998 to 2001, consolidated assets include the statutory funds of ANZ Life as required by an accounting standard. For the year 2004, consolidated assets include the statutory funds of NBNZ Life Insurance Limited. ANZ Life was sold in May 2002 and NBNZ Life Insurance Limited was sold on 30 September 2005.

(3)   Calculated in accordance with Australian Prudential Regulation Authority requirements effective at the relevant date.

(4)   Excludes non-core items and minority interest. The 2005 ratio has been calculated on an AIFRS basis that is comparable with that of 2006.

(5)   For the periods 1997 to 2002 the return on average ordinary equity calculation accrues the dividend over the year. From 2003, dividends may no longer be accrued and are not included in the calculation of return on average ordinary equity.

48

Previous AGAAP
2002	2001	2000	1999	1998	1997
$m	$m	$m	$m	$m	$m

Financial Performance(1)
Net interest income	4,018	3,833	3,801	3,655	3,547	3,437
Other operating income	2,796	2,573	2,583	2,377	2,142	2,110
Operating expenses	(3,153)	(3,092)	(3,314)	(3,300)	(3,442)	(3,502)

Profit before income tax, credit impairment and non-core items(1)	3,661	3,314	3,070	2,732	2,247	2,045
Provision for credit impairment	(610)	(531)	(502)	(510)	(487)	(400)
Income tax expense	(880)	(911)	(863)	(736)	(576)	(466)
Minority interest	(3)	(2)	(2)	(6)	(9)	(8)
Cash profit(1)	2,168	1,870	1,703	1,480	1,175	1,171
Non-core items(1)	154	—	44	—	(69)	(147)

Net profit after tax	2,322	1,870	1,747	1,480	1,106	1,024

Financial Position
Assets(2)	183,105	185,493	172,467	152,801	153,215	138,241
Net Assets	11,465	10,551	9,807	9,429	8,391	6,993
Tier 1 capital ratio(3)	7.9%	7.5%	7.4%	7.9%	7.2%	6.6%
Return on average ordinary equity(4),(5)	21.6%	20.2%	19.3%	17.6%	15.9%	17.2%
Return on average assets(4)	1.3%	1.1%	1.1%	1.0%	0.7%	0.7%
Cost to income ratio(6)	46.0%	48.0%	51.7%	54.5%	60.9%	63.1%

Shareholder value – ordinary shares
Total return to shareholders (share price movement plus dividends)	15.3%	26.2%	36.3%	19.6%	-15.6%	62.4%
Market capitalisation	26,544	23,783	20,002	16,045	13,885	17,017
Dividend	85	c	73	c	64	c	56	c	52	c	48	c
Franked portion	–interim	100%	100%	100%	75%	60%	100%
–final	100%	100%	100%	80%	60%	100%
Share price(7)	–high	$19.70	$16.71	$12.87	$12.11	$11.52	$11.08
–low	$15.23	$12.63	$9.18	$8.12	$7.65	$6.79
–30 Sep	$16.88	$15.28	$12.70	$9.80	$8.62	$10.79

Share information (per fully paid ordinary share)
Earnings per share(7)	–basic	141.4	c	112.7	c	102.5	c	86.9	c	69.7	c	65.8
Dividend payout ratio(8)	57.8%	62.0%	59.1%	62.1%	67.8%	61.6%
Net tangible assets(9)	$6.58	$5.96	$5.49	$5.21	$4.98	$4.59
No. of fully paid ordinary shares issued (millions)	1,503.9	1,488.3	1,506.2	1,565.4	1,539.4	1,508.6
DRP issue price(10)	–interim	$19.24	$15.05	$11.62	$10.95	$10.64	$9.77
–final	$18.32	$18.33	$14.45	$11.50	$10.78	$9.92

Other information
Points of representation(11)	1,018	1,056	1,087	1,147	1,205	1,473
No. of employees (full time equivalents)	22,482	22,501	23,134	30,171	32,072	36,830
No. of shareholders(12)	198,716	181,667	179,829	179,945	151,564	132,450

(6)   Excludes non-core items. Periods prior to 2005 also exclude goodwill amortisation. The 2005 ratio has been calculated on an AIFRS basis that is comparable with that of 2006.

(7)   Periods prior to 2004 adjusted for the bonus elements of the November 2003 Rights Issue.

(8)   From 2003 the dividend payout ratio includes the final dividend proposed but not provided for in terms of AASB 1044 Provisions, Contingent Liabilities and Contingent Assets which was effective from the September 2003 financial year.

(9)   Equals shareholders equity less preference share capital, goodwill, software and other intangible assets. For periods prior to 2005, this equals shareholders equity less preference share capital and unamortised goodwill.

(10) DRP represents Dividend Reinvestment Plan.

(11) Includes branches, offices, representative offices and agencies.

(12) From 2000 onwards the number of shareholders does not include the number of employees whose only shares are held by ANZEST Pty Ltd as the trustee for shares issued under the terms of any ANZ employee incentive plan.

49

our performance over ten years

1,024
1,106
1,480
1,747
1,870
2,322
2,348
2,815
3,175
3,688
97 98 99 00 01 02 03 04 05 06

Net profit after tax - ($m)

48
52
56
64
73
85
95
101
110
125
97 98 99 00 01 02 03 04 05 06

Dividend - (cents)

138,241
153,215
152,801
172,467
185,493
183,105
195,591
259,345
300,885
335,771
97 98 99 00 01 02 03 04 05 06

Assets - ($m)

17,017
13,885
16,045
20,002
23,783
26,544
27,314
34,586
43,834
49,331
97 98 99 00 01 02 03 04 05 06

Market Capitalisation - ($m)

63.1
60.9
54.5
51.7
48.0
46.0
45.1
45.3
46.6
45.6
97 98 99 00 01 02 03 04 05 06

Cost to income ratio - (%)

36,830
32,072
30,171
23,134
22,501
22,482
23,137
28,755
30,976
32,256
97 98 99 00 01 02 03 04 05 06

No. of employees
(Full time equivalents)

---- Series break due to AIFRS

50

information for shareholders

Important Dates For Shareholders*

Date	Event
15 December 2006	Annual General Meeting-Sydney
15 December 2006	Final Dividend Payment Date
26 April 2007	Interim Results Announcement
14 May 2007	Interim Dividend Ex-Date
18 May 2007	Interim Dividend Record Date
2 July 2007	Interim Dividend Payment Date
25 October 2007	Annual Results Announcement
8 November 2007	Final Dividend Ex-Date
14 November 2007	Final Dividend Record Date
18 December 2007	Final Dividend Payment Date
18 December 2007	Annual General Meeting-Perth

*If there are any changes to these dates, the Australian Stock Exchange will be notified accordingly.

Dividends

The final dividend of 69 cents per share, fully franked, will be paid on 15 December 2006.

A Dividend Reinvestment Plan (DRP) and Bonus Option Plan (BOP) are available to shareholders, and ANZ also operates a Dividend Charity Donation Program for shareholders who are Australian resident taxpayers. Copies of the terms and conditions of the Plans, and details of the Donation Program, are available from the ANZ’s Share Registry at the addresses shown below.

In order to reduce costs, minimise the potential for fraud and enhance convenience for shareholders, ANZ has implemented a direct credit payment policy regarding dividend payments to shareholders in Australia, New Zealand and Great Britain (including the Isle of Man and the Channel Islands) (other than to those who have elected to participate fully in either the DRP, BOP or Dividend Charity Donation Program).

Removal From Mailing List

Shareholders who do not wish to receive a copy of the Concise Annual Report must advise the Share Registry in writing or you can register your email address via www.anz.com and elect to access your shareholder information electronically instead of receiving it by mail.

Change Of Address

Shareholders who have changed their address will need to advise the Share Registry in writing, quoting their shareholder number, name and company as applicable.

If you have purchased your shares through a broker you will need to inform your broker of the change.

ANZ is proud to be a foundation member of eTree, a Computershare initiative with Landcare Australia.

Register to receive all your shareholder communications electronically through eTree and in return ANZ will make a donation of up to $2 to Landcare Australia to support reforestation projects across Australia and New Zealand.

ANZ has set a target to donate the equivalent of up to 250,000 trees and we encourage more shareholders to register and help give back to our environment.

www.eTree.com.au/anz

Credit Ratings

Short Term
Moody’s Investors Service	P-1
Standard & Poor’s Rating Group	A1+
Long Term
Moody’s Investors Service (outlook stable)	Aa3
Standard & Poor’s Rating Group (outlook stable)	AA-

Handy Contacts

ANZ
Registered Office
Level 6
100 Queen Street
Melbourne VIC 3000
Australia
Telephone +613 9273 6141
Facsimile +613 9273 6142
Company Secretary: Tim L’Estrange

Investor Relations
Level 22
100 Queen Street
Melbourne VIC 3000
Australia
Telephone +613 9273 6466
Facsimile +613 9273 4899
investor.relations@anz.com

Share Registry

Australia
GPO Box 2975
Melbourne VIC 3001
Australia
Telephone 1800 1133 99 /+613 9415 4010
Facsimile +613 9473 2500
anzshareregistry@computershare.com.au

New Zealand
Private Bag 92119
Auckland 1020
New Zealand
Telephone 0800 174 007
Facsimile +649 488 8787

United Kingdom
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone +44 870 702 0000
Facsimile +44 870 703 6101

51

The papers used in this report are PhoeniXmotion and Precision by Spicers Paper. Precision Offset is Australian made, from pulp from Sustainable Plantation Fibre at a mill with ISO140001 and full Environmental Accreditation.

Design and production: ERD Design Communications, Photography: Lynton Crabb Photography, Printed: Southern Colour.

Australia and New Zealand Banking Group Limited www.anz.com ABN 11 005 357 522

Concise Annual Report 2006 - Part 2 of 2 - Annual Review

contents
Guide to Concise Report
Corporate Governance Report
Directors’ Report
Discussion and Analysis
Principal Activities
Result
State of Affairs
Dividends
Review of Operations
Events Since the End of the Financial Year
Future Developments
Environmental Regulation
Directors’ Qualifications, Experience and Special Responsibilities
Company Secretaries’ Qualifications and Experience
Non-Audit Services
Auditor’s Independence Statement
Directors and Officers Who Were Previously Partners of the Auditor
Chief Executive Officer / Chief Financial Officer Declaration
Directors’ and Officers’ Indemnity
Rounding of Amounts
Executive Officers’ and Employee Share Options
Remuneration Report
Directors’ Remuneration
Executive Remuneration
Chief Executive Officer’s Remuneration
Disclosed Executives’ Contract Terms
Equity Instruments Relating to Disclosed Directors and Executives
Financial Statements
Consolidated Income Statement
Consolidated Balance Sheet
Statement of Recognised Income and Expense
Consolidated Statement of Cash Flow
Notes to the Concise Financial Statements
Directors’ Declaration
Independent Audit Report
Shareholder Information
Glossary of Financial Terms

guide to the concise report

ANZ presents two reports, the ANZ Concise Annual Report (this document) and the ANZ Financial Report. Both reports show how ANZ performed during the year ended 30 September 2006 and the overall financial position of the Group at the end of the year. The ANZ Concise Annual Report Part 2 of 2 includes Financial Statements which are an extract of and have been derived from the ANZ Financial Report. ANZ also publishes an announcement to the market each half year. All these documents are on anz.com. ANZ prepares its financial reports in accordance with applicable Australian Accounting Standards. Particular terms required by the Standards may not be familiar to some readers. This guide and the Glossary of Financial Terms (on pages 106 and 107) are designed to assist readers to understand the Concise Annual Report.

CONCISE ANNUAL REPORT CONTENTS

The ANZ Concise Annual Report has two main sections – the 2006 Annual Review and the Concise Report. The front section, the Annual Review, contains information about significant matters that impacted the management and performance of ANZ during the year, including discussion and analysis of the financial results, updates on the specialist business units and Group-wide programs, the ten year summary and information on the directors.

The Concise Report contains information required by the Corporations Act 2001 (as amended), including:

•                                          a Concise Financial Report, drawn up in accordance with applicable Australian Accounting Standards, including the Consolidated Income Statement, Balance Sheet, Statement of Recognised Income and Expense, and Statement of Cash Flow.

•                                          the Directors’ Report, including the Remuneration Report.

•                                          the Independent Audit Report; and

•                                          the Corporate Governance Report, as recommended by the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations.

These statements have been reviewed by ANZ’s Audit Committee and approved by the Board.

The ANZ Concise Annual Report is a concise report for the purposes of section 314(2) of the Corporations Act 2001 and comprises two parts: Part 1 (Annual Review) and Part 2 (Concise Report). The two parts are distributed together as one document and should be read together. These documents may only be distributed by a person on the basis that Part 1 (Annual Review) and Part 2 (Concise Report) are distributed together.

The Concise Annual Report Part 2 of 2 cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the Group as the ANZ Financial Report. A copy of the Financial Report for the year ended 30 September 2006 for the Group, including the independent Auditor’s Report, is available to all members, and will be sent to a member without charge upon request. The Financial Report can be requested by telephone (Australia 1800 11 33 99 Overseas +613 9415 4010), by email at investor.relations@anz.com or viewed directly on the Internet at anz.com

54

CORPORATE GOVERNANCE REPORT

To ensure the reader is up-to-date with ANZ’s corporate governance practices, this report provides information on the Group’s governance framework, alignment with Australian and overseas governance issues, the Board and its procedures as well as Group codes, policies and related processes.

DIRECTORS’ REPORT

This report is prepared in accordance with the requirements of the Corporations Act and provides information on how the business is performing and includes details about the Group’s principal activities and the Directors and Company Secretaries. Details about the non-audit services and the Auditor’s independence statement also form part of this report. In addition, it contains remuneration information on the Directors and senior executives, and details of declarations are provided by the Chief Executive Officer and the Chief Financial Officer.

CONSOLIDATED INCOME STATEMENT

The Income Statement provides ANZ’s profit for the year including:

•                                          the sources of ANZ’s income split between net interest income and other income;

•                                          the expenses incurred by ANZ during the year;

•                                          provision for credit impairment; and

•                                          ANZ’s tax expense for the year.

The results of controlled companies are included in the consolidated results of the Group.

CONSOLIDATED BALANCE SHEET

The Balance Sheet is a summary of the assets, liabilities and shareholders’ equity as at 30 September 2006. It shows what ANZ as a Group owns as assets, what it owes as liabilities and its net assets. Net assets are equal to total shareholders’ equity. The assets and liabilities are listed in order of liquidity, with those assets representing cash shown first and those hardest to convert to cash, such as premises, last.

The assets and liabilities of controlled companies are included within the consolidated Balance Sheet of the Group.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

The Statement of Recognised Income and Expense summarises the Group’s income and expense items, other than those arising from transactions with equity holders, which are recognised directly in equity as required by Australian Accounting Standards.

CONSOLIDATED STATEMENT OF CASH FLOW

The Consolidated Statement of Cash Flow summarises the Group’s cash payments and cash receipts for the financial year. The values may differ from those shown in the Consolidated Income Statement because the Consolidated Income Statement is prepared on an accrual accounting basis. Cash in this Statement refers to cash on hand, bank deposits and other forms of highly liquid investments that can readily be converted to cash.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

These notes provide details on the basis of preparation of the Concise Financial Report including details on critical accounting estimates and judgements, segment analysis and dividends.

DIRECTORS’ DECLARATION

This declaration is prepared in accordance with the requirements of the Corporations Act and contains the directors’ sign-off that the Concise Financial Report complies with Australian Accounting Standards.

AUDITOR’S REPORT

The independent audit report is the external and independent opinion on the Concise Financial Report.

SHAREHOLDER INFORMATION AND StEPS

Information is provided on ordinary shares including the twenty largest holders and the distribution of holdings. It also includes on-market buy-back information, details on voting rights for ordinary shares and ANZ StEPS, employee shareholder information and information relating to Stock Exchanges, ANZ StEPS, American Depositary Receipts and Euro Trust Securities.

GLOSSARY OF FINANCIAL TERMS

The glossary of financial terms on pages 106 and 107 contains an explanation of key financial terms.

55

corporate governance

A SOLID FOUNDATION AT ANZ

This report sets out the Company’s corporate governance framework. Further detail is contained on anz.com > about anz > corporate governance. This website is regularly updated to ensure it reflects the Company’s most recent corporate governance information.

ANZ’s shareholders depend on the Company’s Board for strategic guidance and oversight of the Company as set out in the Board Charter (anz.com). The Board recognises its overriding responsibility to act honestly, fairly, diligently and progressively, in accordance with the law, in serving the interests of ANZ’s shareholders and other stakeholders.

Corporate governance is an important focus for the Board. Good corporate governance meets ethical and stewardship responsibilities, and gives ANZ a strong commercial advantage.

It receives close scrutiny, particularly since the establishment of the Board’s Governance Committee in 2002.

ANZ has equity securities listed on the Australian (ASX), New Zealand (NZX) and New York (NYSE) Stock Exchanges and has debt securities listed on these and other overseas Stock Exchanges. As such, ANZ must comply with a range of listing requirements from both Australia and overseas.

In general, the Board seeks:

•                                          to embrace principles considered to be best practice across the jurisdictions;

•                                          to be an ‘early adopter’, where possible, by complying before a published law or recommendation takes effect; and

•                                          to take an active role in discussions regarding best practice in corporate governance in Australia and overseas.

Consequently, the Board continually monitors governance developments to align ANZ’s practices with best practice standards. During the year, the Board continued to work closely with management to review and update ANZ policies and procedures in light of changes to regulations, legislation and guidelines across relevant jurisdictions.

DIRECTORS

Mr C B Goode, AC

Chairman, Independent Non-Executive Director

B COM (HONS), MBA, HON LLD (MELB), HON LLD (MONASH)

Non-executive director since July 1991. Mr Goode was appointed Chairman in August 1995 and is an ex officio member of all Board Committees.

Skills, experience and expertise

Mr Goode has a background in the finance and resources industries and has been a professional non-executive director since 1989. Mr Goode brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Current directorships

Chairman: Woodside Petroleum Limited (Director from 1988), Australian United Investment Company Limited (Director from 1990), Diversified United Investment Limited (Director from 1991), and The Ian Potter Foundation Ltd (Director from 1987).

Former Directorships include

Former Director: Singapore Airlines Limited (from 1999–2006).

Age 68. Residence Melbourne.

Mr J McFarlane OBE

Chief Executive Officer

MA, MBA, SFFIN, FSI, FHKIB, FRSA

Chief Executive Officer since October 1997. Mr McFarlane is also a Director of ANZ’s largest subsidiary, ANZ National Bank Limited in New Zealand.

Skills, experience and expertise

Mr McFarlane brings broad leadership, management and banking skills following a 31-year career in banking. Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank in the United Kingdom and Managing Director of Citicorp Investment Bank Ltd.

Current Directorships

Director: Financial Markets Foundation for Children (from 1999) and Australian Business Arts Foundation (from 2000).

Member: Foreign Affairs Council (from 2005), Business Regulation Advisory Group (from 2002), Financial Literacy Foundation Advisory Board (from 2005), the Council of the Australian Bankers Association (from 1997, including term as Chairman) and the Asia Business Council (from 2004).

Former Directorships include

Former Director: The International Monetary Conference (2001–2006, including term as President), Business Council of Australia (1999 –2003), Australian Graduate School of Management Ltd (1999 –2003) and The London Stock Exchange (1989 –1991).

Age 59. Residence Melbourne.

56

Dr G J Clark

Independent Non-Executive Director, Chairman of the Technology Committee

PHD, BSC (HONS), FAP, FTSE

Non-executive director since February 2004. Dr Clark is a member of the Governance Committee.

Skills, experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Current Directorships

Director: Babcock & Brown Capital Limited (from 2006) and KaComm Communications Pty Ltd (from 2006).

Former Directorships include

Former Director: James Hardie Industries NV (2002 –2006), Digex (2000 –2002) and Acton Semiconductor Pty Limited (2001–2005).

Age 63. Residence Based in New York, United States of America but also resides in Sydney.

Mr J K Ellis

Independent Non-Executive Director

MA, FAICD, HON FIE AUST, FAUS IMM, FTSE, HON DR ENG (CQU)

Non-executive director since October 1995. Mr Ellis is a member of the Audit Committee. Mr Ellis’ term as Chairman of the Risk Committee ended on 30 September 2006 and he will continue as a member of the Risk Committee.

Skills, experience and expertise

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Current Directorships

Chairman: Pacifica Group Limited (Director from 1999), Future Directions International Pty Ltd (from 2003), Landcare Australia Limited (from 2004), Golf Australia (from 2005), and the Earth Resources Development Council (from 2006). Chancellor: Monash University (from 1999). Consultant: Monash Energy Advisory Board (from 2006).

Former Directorships include

Former Chairman: Broken Hill Proprietary Company Limited (1997–1999), Black Range Minerals Limited (2000 –2004), Australia-Japan Foundation (1999–2005) and National Occupational Health & Safety Commission (2003 –2005).

Former Director: Australian Minerals & Energy Environment Foundation (1999–2003) and GroPep Limited (2000–2005).

Age 69. Residence Melbourne.

Mr D M Gonski, AO

Independent Non-Executive Director, Chairman of the Governance Committee

B COM, LLB, S.I.A. (AFF), FAICD, FCPA

Non-executive director since February 2002. Mr Gonski is a member of the Risk Committee.

Skills, experience and expertise

A lawyer, Mr Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Current Directorships

Chairman: Coca Cola Amatil Limited (Director from 1997), the Investec Group in Australia (Director from 2001), Sydney Grammar School Trust (from 1993) and University of New South Wales Foundation Limited (from 2006).

Chancellor: University of New South Wales (from 2005).

Director: The Westfield Group (from 1985) and Singapore Airlines Limited (from 2006).

President: Board of Trustees of Art Gallery of NSW (from 1997).

Former Directorships include

Former Chairman: Morgan Stanley Australia Limited (1999 –2002), National Institute of Dramatic Art (2001–2005) and Australia Council for the Arts (2002–2006).

Former Director: John Fairfax Holdings Limited (1993 –2005) and ING Australia Limited (2002 –2005).

Age 53. Residence Sydney.

Ms M A Jackson, AC

Independent Non-Executive Director, Chairman of the People Committee

BEC, MBA, HON LLD (MONASH), FAICD, FCA

Non-executive director since March 1994. Ms Jackson is a member of the Audit Committee.

Skills, experience and expertise

A Chartered Accountant, with significant financial expertise, Ms Jackson has broad industrial and commercial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Current Directorships

Chairman: Qantas Airways Limited (Director from 1992) and Asia Pacific Business Coalition on HIV/AIDS (from 2006). Director: Billabong International Limited (from 2000) and Brain Research Institute (from 2006).

Member: Executive Committee Australia-Japan Business Co-operation (from 2002) and Business Council of Australia Chairman’s Panel (from 2002).

Former Directorships include

Former Deputy Chairman: Southcorp Limited (2004–2005).

Former Co-Chairman: Australia NZ Leadership Forum (2003 –2006).

Former Director: John Fairfax Holdings Limited (2003 –2004) and Howard Florey Institute of Experimental Physiology and Medicine (1998 –2006).

Former Partner: Consulting Division of KPMG Peat Marwick (1991–1992).

Age 53. Residence Melbourne.

57

Mr D E Meiklejohn

Independent Non-Executive Director, Chairman of the Audit Committee

B COM, DIP.ED, FCPA, FAICD, FAIM

Non-executive director since October 2004. Mr Meiklejohn is a member of the Governance Committee and the Risk Committee.

Skills, experience and expertise

Mr Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Current Directorships

Chairman: PaperlinX Limited (from 1999). Director: Coca Cola Amatil Limited (from 2005) and Mirrabooka Investments Limited (from 2006). Vice President: Melbourne Cricket Club (from 1987).

Former Directorships include

Former Chairman: SPC Ardmona Limited (2002 –2005) and former Deputy Chairman of GasNet Australia Limited (2001–2004). Former Director: WMC Resources Limited (2002 –2005) and OneSteel Limited (2000 –2005). Director and Chief Financial Officer Amcor Limited (1985 –2000).

Age 64. Residence Melbourne.

Mr J P Morschel

Independent Non-Executive Director, Chairman of the Risk Committee

DIPQS, FAIM

Non-executive director since October 2004. Mr Morschel is a member of the Risk Committee and, on 1 October 2006, became its Chairman. He is also a member of the People Committee.

Skills, experience and expertise

Mr Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Current Directorships

Chairman: Rinker Group Limited (from 2003). Director: Singapore Telecommunications Limited (from 2001), Tenix Pty Limited (from 1998) and Gifford Communications Pty Limited (from 2000).

Former Directorships include

Former Director: Rio Tinto Plc (1998 –2005), Rio Tinto Limited (1998–2005), CSR Limited (1996 –2003), Leighton Holdings Limited (2001–2004) and Westpac Banking Corporation (1993 –2001).

Age 63. Residence Sydney.

BOARD RESPONSIBILITY AND DELEGATION OF AUTHORITY

The Board is responsible to shareholders for the governance of the Group, and oversees its operations and financial performance. To this end, it sets the strategic direction and financial objectives, and monitors operational performance. It also monitors compliance in terms of ethical standards and regulatory requirements. The Board also appoints and regularly reviews the performance of the Chief Executive Officer.

The ANZ Board is chaired by an independent non-executive director. Its structure provides for a division of responsibility between the Chairman and the Chief Executive Officer. This is supported by the ANZ Board Charter which states that the Chairman must be an independent non-executive director and that the majority of the Board must comprise independent non-executive directors.

The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities. The business of ANZ is managed under the direction of the Board. The Board delegates to the Chief Executive Officer, and through the Chief Executive Officer to other senior management, the authority and responsibility for managing the everyday affairs of the Company. The Board monitors management and performance on behalf of shareholders.

ROLE OF THE CHAIRMAN

The Chairman plays an important leadership role with ANZ and is involved in:

•                                          chairing meetings of shareholders and Board meetings;

•                                          monitoring the performance of the Board and the mix of skills and effectiveness of individual contributions;

•                                          maintaining ongoing dialogue with the Chief Executive Officer and appropriate mentoring and guidance;

•                                          overseeing Board review processes; and

•                                          ongoing mentoring of individual directors.

BOARD COMPOSITION, SELECTION AND APPOINTMENT

The Board strives to achieve a balance of skills, knowledge, experience, tenure and perspective among its directors. Details regarding the skills, experience and expertise of each director in office at the date of this Concise Annual Report can be found on pages 56 to 58.

The Governance Committee (see page 61) is delegated responsibility for the nominations process. The Committee regularly reviews the size and composition of the Board and Committees and whether there is a need for any new non-executive director appointments. Nominations may be provided from time to time to the Chairman of the Governance Committee. The Committee assesses the potential candidates against Board approved selection criteria including integrity, fitness and propriety, skills, qualifications, experience, communication capabilities and community standing. If found suitable, and where there is a need for any new appointments, candidates are recommended to the Board. Otherwise, the Chairman of the Committee maintains names of suitable candidates for succession purposes. The Chairman of the Board, unless otherwise agreed, is responsible for approaching potential candidates. The Board selection criteria and above process are reviewed by the Committee on a regular basis.

A new director receives an appointment letter. In addition, the appointment process includes the following key elements:

•                                          Receipt of appointment-related documents

Directors’ Handbook – The Handbook includes information on a broad range of matters relating to the role of a director.

Directors’ Deed – Each director signs a Deed in the form approved by shareholders at the 2005 Annual General Meeting which covers a number of issues including indemnity, directors’ and officers’ liability insurance, the right to obtain independent advice and requirements concerning confidential information.

58

•                                          Undertaking induction training – New directors take part in a formal induction program which ensures they have dedicated sessions with ANZ directors, executives and other key staff members regarding ANZ’s values and culture, the Group’s governance framework, the Directors’ Code of Conduct and Director related policies, Board and Committee policies, processes and key issues, financial management and business operations.

In addition, each new Committee member participates in Committee-specific educational sessions with the relevant Committee chairman and ANZ executives.

•                                          Meeting share qualification –Non-executive directors are required to accumulate over time a holding in shares in the Company that is equivalent to at least 100% of a non-executive director’s base fee (and 200% of this fee in the case of the Chairman).

•                                          Election at next Annual General Meeting – Subject to the provisions of ANZ’s Constitution and the Corporations Act 2001, the Board may appoint a person as a director of ANZ at any time but that person must retire, and may seek election by shareholders, at the next Annual General Meeting.

FIT AND PROPER

ANZ has an effective and robust framework in place to ensure that individuals appointed to relevant senior positions within the ANZ Group have the appropriate fitness and propriety to properly discharge their prudential responsibilities on appointment and during the course of their appointment. The framework, set out in ANZ’s Fit and Proper Policy, addresses the requirements of APRA’s new Fit and Proper Prudential Standard (APS 520). It involves regular assessments being carried out for each director, relevant senior executive and the external auditor using role-specific competencies as a benchmark, as well as assessments prior to the appointment of a new director, relevant senior executive or external auditor.

INDEPENDENCE AND MATERIALITY

Under ANZ’s Board Charter, a majority of non-executive directors must satisfy ANZ’s criteria for independence. The Board Charter sets out independence parameters in order to establish whether a non-executive director may have a relationship with ANZ which could (or could be perceived to) impede their decision-making.

All non-executive directors are required to notify the Chairman of a potential change in his/her outside Board appointments. The Chairman reviews the proposed appointments and will consult with other directors as the Chairman deems appropriate.

In the 2006 financial year, the Board conducted its annual review of criteria for independence against international best practices including the ASX Corporate Governance Council’s Best Practice Recommendations, NZX and NYSE Corporate Governance Standards, and the US Sarbanes-Oxley Act of 2002. ANZ’s criteria are more rigid than those set in most jurisdictions including criteria stipulated specifically for audit committees. The criteria and process are both set out on ANZ’s website.

The Board applies the following test in making its determination as to the existence of a material relationship: does the non-executive director (or a related party) have a relationship as either an acquirer from or supplier to the Bank that in the mind of a reasonable person would influence the non-executive director in making a decision on matters likely to come before the Board or its Committees?

During 2006, the Board considered each non-executive director’s independence and concluded that the independence criteria were met by each non-executive director.

The Board noted some corporate customers/suppliers were associated with two non-executive directors as follows:

•                                          Mr Gonski is a director of Westfield Holdings Ltd. ANZ leases properties from Westfield for its branch network in Australia.

•                                          Ms Jackson is Chairman of Qantas Airways Limited. ANZ has commercial relationships with Qantas as a partner in the co-branded ANZ Frequent Flyer Visa Cards, and as an acquirer of travel services for ANZ people.

In each case, the Board concluded that having regard to the nature and value of the commercial relationship and the materiality criteria described above, both Mr Gonski and Ms Jackson are independent.

Directors do not participate in any decisions regarding transactions with organisations with which they are associated as acquirer or supplier (see Conflict of Interest on this page). Directors’ biographies on pages 56 to 58 and on anz.com highlight their associations outside of ANZ.

CONFLICT OF INTEREST

Over and above the issue of independence, each director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest in relation to any material matter which comes before the Board. Such a situation may arise from external associations, interests or personal relationships which might affect, or be seen potentially to affect, the director’s position to act in the best interest of ANZ.

Under the Directors’ Disclosure of Interest Policy and Policy for Handling Conflicts of Interest (see page 64 and anz.com), a director may not exercise any influence over the Board if a potential conflict of interest exists. In such circumstances, the director may not receive relevant Board papers, may not be present for Board deliberations on the subject, and may not vote on any related Board resolutions. These matters, should they occur, are recorded in the Board minutes.

TENURE AND RETIREMENT

ANZ’s Constitution provides that an election of directors must be held at each annual general meeting. Each non-executive director must retire from office at the third annual general meeting after being elected or last re-elected, and may seek re-election.

An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting after their appointment. This requirement does not apply to the Chief Executive Officer.

In the opinion of the Board, the length of service of a non-executive director is not a disabling criterion affecting that director’s independence. During the year, the Board resolved that the majority of the non-executive directors serving on the Board will comprise non-executive directors who have served less than 9 years, except in circumstances of an even number of non-executive directors in which case it will be fifty percent or more. The Board maintains that having some Board members with a length of service greater than 9 years is beneficial in complex organisations that are subject to significant economic cycles.

It is also Board policy that directors appointed since July 1993 will, except in unusual circumstances, retire after 15 years of service as a director of ANZ.

During 2006, Dr Deane, who served for 12 years, retired from the Board.

59

PERFORMANCE EVALUATIONS

Performance evaluations are conducted internally and cover the Board, each non-executive director and Board Committees.

BOARD AND INDIVIUAL DIRECTORS

The framework used to assess the directors is based on the expectation they are performing their duties in a manner which should create and continue to build sustainable value for shareholders, and in accordance with the duties and obligations imposed upon them by the ANZ Constitution and the law.

The performance criteria take into account each director’s contribution to:

•                                          the charting of direction, strategy and financial objectives for ANZ;

•                                          the monitoring of compliance with regulatory requirements and ethical standards;

•                                          the monitoring and assessing of management performance in achieving strategies and budgets approved by the Board;

•                                          the setting of criteria for, and evaluation of, the Chief Executive Officer’s performance; and

•                                          the regular and continuing review of executive succession planning and executive development activities.

Board and non-executive performance evaluations are conducted in two ways:

Annual review – On an annual basis, or more frequently if appropriate, the Chairman has a one-on-one meeting with each director specifically addressing the performance criteria including compliance with the Directors’ Code of Conduct. In addition, they discuss the effectiveness of the Board and related issues including the Board’s oversight and contribution to the Company, Board discussion (including the performance of the non-executive directors and the Chairman), Board memberships, Committees, and other relevant issues. They also discuss the performance of the Board against its Charter and goals set for the year. The Chairman provides a report to the Board on the outcome of these meetings.

Re-election statement – Directors when nominating for re-election are required to submit a written or oral statement to the Board setting out the reasons why they seek re-election. In the director’s absence, the Board evaluates this statement (having regard to the performance criteria) and resolves whether to endorse the relevant director’s re-election.

BOARD COMMITTEES

Each of the five main Board Committees conducts a self-evaluation at least annually (see Board Committees on this page) and reports the outcome to the Board (see pages 60 to 62).

ADDITIONAL EVALUATION

In addition to the above evaluations, each director is also asked to complete a questionnaire setting out their views on the roles and responsibilities of the Board, the Chairman and the directors as well as the effectiveness and performance of the Board, the Chairman, individual directors, the Board’s Committees and each Committee Chairman. The questionnaires are returned to the Chairman of the Governance Committee who presents the findings to the Board.

INDEPENDENT ADVICE

In order to assist directors to fulfill their responsibilities, each director has the right (with the prior approval of the Chairman) to seek independent professional advice regarding his/her responsibilities at the expense of the Group. In addition the Board and each Committee, at the expense of the Group, may obtain whatever professional advice it requires to assist in its work.

BOARD COMMITTEES

Each of the five principal Board Committees is comprised solely of independent non-executive directors, has its own Board approved Charter and has the power to initiate any special investigations it deems necessary. Committee membership is reviewed annually. Membership criteria are based on a director’s skills and experience, as well as his/her ability to add value and commit time to the Committee. Board Committee attendance is contained on page 47.

The Chairman is an ex-officio member of all Committees. The Chief Executive Officer, Mr McFarlane, is invited to attend Committee meetings, as appropriate. His presence is not automatic, however, and he does not attend any meeting where his remuneration is considered or discussed. Non-executive directors may attend any meeting of a Committee.

The principal Board Committees engage in extensive meeting planning, following a process approved by the Board. Annual calendars of business are prepared involving relevant stakeholders and set by each Committee. The executives who are appointed to assist each Committee review any potential gaps and overlaps between the Committees. Any issues arising from this are reported to, and resolved by, the relevant Committee Chairmen. The results of this process are then reported to the Board to assist them in fulfilling their oversight responsibilities in respect of the delegations they have made to the various Committees. Changes to Committee calendars must be approved by the Committee Chairmen and communicated to the Committee members. Committees report to the Board through the Committee Chairmen following each Committee meeting. When there is a cross-Committee item, the Committees will communicate with each other through their Chairmen. Throughout the year, Committee Chairmen also conduct agenda planning meetings involving relevant stakeholders to take account of emerging issues.

Committee performance self-evaluations are conducted annually to review performance against its Charter and goals set for the year. The suitability of the Charter and any areas for improvement are also assessed. The review and stated objectives for the new financial year are submitted to the full Board for discussion and approval.

A copy of each Committee Charter and Standing Rules applicable to each Committee can be found on ANZ’s website.

The Audit Committee is responsible for oversight and monitoring of:

•                                          the Company’s financial reporting principles and policies, controls and procedures;

•                                          the work of Internal Audit which reports directly and solely to the Chairman of the Audit Committee (refer to Internal Audit on page 63 for more information);

•                                          the Audit Committees of subsidiary companies such as ANZ National Bank Limited; and

•                                          the integrity of the Company’s financial statements, compliance with regulatory requirements and the independent audit thereof.

The Audit Committee is also responsible for:

•                                          the appointment, evaluation and oversight of the external auditor;

•                                          compensation of the external auditor; and

•                                          where appropriate, replacement of the external auditor.

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Under the Committee Charter, all members of the Audit Committee must be financially literate and at least one member of the Committee must be a “financial expert” as defined in the US Sarbanes-Oxley Act.

Mr Meiklejohn and Ms Jackson were designated as the Audit Committee’s ‘financial experts’ for this purpose for the 2006 financial year. Refer to pages 57 and 58 for their qualifications.

The Audit Committee meets with the external auditor without management being present. The Chairman of the Audit Committee meets separately and regularly with the Group General Manager Audit, the external auditor and management.

Some key 2006 financial year activities included:

•                                          Review of the transition to Australian Equivalents of International Financial Reporting Standards (AIFRS) – The Committee monitored the Group’s preparations for transition to the new standards including staff education and skill enhancement, systems modifications, new systems development and financial reporting changes. The Group reported in accordance with these standards for the 2006 financial year.

•                                          Addressing ANZ Finance staff – The Chairman of the Audit Committee addressed ANZ Finance staff on the importance of internal controls over financial reporting and also provided insights and guidance on what the Committee expects from Finance.

•                                          Overseeing the controls over financial reporting – The Committee oversaw the controls over financial reporting as required by Section 404 of the US Sarbanes Oxley Act.

The Governance Committee identifies and recommends prospective Board members and succession planning for the Chairman (see page 58), recommends processes for Board performance evaluations (see page 60), corporate governance principles and practices, and monitors the direction and control of corporate responsibility for ANZ.

Some key 2006 financial year activities included:

•                                          Board oversight review – The Committee conducted a review of Board oversight and reported its findings to the Board.

•                                          Monitoring changes to domestic and overseas legislation and regulations – The Committee received regular updates on changes to relevant legislation and regulations and considered potential impacts on ANZ’s customers, staff, operations and the community. The Committee oversees related changes to relevant Codes, Charters, policies and procedures reporting these to the Board.

•                                          Endorsement of Shareholder Charter – The Committee oversaw the development and endorsed ANZ’s Shareholder Charter.

The People Committee is responsible for recommendations to the Board in respect of the Group’s compensation program including any equity-based programs (details in the Remuneration Report on pages 70 to 91). It also evaluates the performance of and approves the compensation for Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines (details in the Remuneration Report on pages 70 to 91).

Some key 2006 financial year activities included:

•                                          Annual review of remuneration for non-executive directors, the Chief Executive Officer and direct reports to Chief Executive Officer and review of the reward structure for the senior executive population.

•                                          Review of succession plans – The Committee conducted reviews of the current succession plans for the Chief Executive Officer, Chief Executive Officer’s direct reports and other business-critical roles.

•                                          Preparation of the 2005 Remuneration Report on which shareholders were asked to vote for the first time (non-binding) at the 2005 Annual General Meeting.

•                                          Review of Global Superannuation arrangements, Health and Safety, and Diversity at ANZ.

The Risk Committee is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, process and controls including credit, market, balance sheet, operational risk and compliance. It may approve credit transactions and other matters beyond the approval discretion of executive management.

Some key 2006 financial year activities included:

•                                          Greater strategic focus in risk management – The Committee reviewed, endorsed and monitored a number of risk framework and policy enhancements, designed to enable the Committee to better anticipate and monitor risk in a forward looking manner. These included risk appetite framework, capital adequacy and stress testing capabilities.

•                                          Continued oversight of Basel II – The Group is progressing well in its preparation for the Basel Accord implementation in January 2008 including the accreditation submission. In addition, the Committee took part in a number of dedicated Basel II education sessions.

ANZ BOARD COMMITTEE MEMBERSHIPS – from 1 October 2005 – 30 September 2006

Audit	Governance	People	Risk	Technology

David Meiklejohn FE, C	David Gonski C	Margaret Jackson C	Jerry Ellis C	Gregory Clark C

Margaret Jackson FE	Gregory Clark	John Morschel	John Morschel+	Roderick Deane (retired 30 June 2006)

Jerry Ellis	David Meiklejohn	Roderick Deane (retired 30 June 2006)	David Gonski

Charles Goode (ex-Officio)	Charles Goode (ex-Officio)	Charles Goode (ex-Officio)	David Meiklejohn (commenced 1 February 2006)	Charles Goode (ex-Officio)

Charles Goode (ex-Officio)

C – Chairman, FE – Financial Expert (for the purposes of the US Sarbanes-Oxley Act requirements)

+ – Mr Morschel replaced Mr Ellis as Chairman of the Risk Committee on 1 October 2006, although Mr Ellis remains as a member of the Committee.

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•                                          Regular Governance and Oversight – The Committee received regular reports on the Group’s compliance positions, and Management’s responses to ensure a strong culture of compliance. In addition, the Committee received reports on new and emerging risk issues and Management’s responses necessary to ensure timely and necessary mitigation.

The Technology Committee assists the Board of Directors in the effective discharge of its responsibilities in relation to technology and operations related matters. The Committee is responsible for the oversight and evaluation of new projects in technology above $50 million and security issues relevant to ANZ’s technology processes and systems. It is also responsible for the review and approval of management’s recommendations for long-term technology and operations planning and the overall framework for the management of technology risk.

Some key 2006 financial year activities included:

•                                          Review of technology systems – To enhance understanding of the Group’s systems, the Committee took part in site visits of key operations and partner facilities. In addition, the Committee received several reports on technology systems and reviewed future technology strategy.

•                                          Oversight of information security – The key drivers of information security were reviewed by the Committee, and emerging technology risks and management’s responses necessary to ensure proper mitigation were monitored.

•                                          Monitoring of New Zealand systems integration – The Committee oversaw the successful integration of our New Zealand technology operations into the Group.

ADDITIONAL COMMITTEES

In addition to the five principal Board Committees, the Board has constituted a Shares Committee and an Executive Committee, each comprised solely of directors, to assist in carrying out specific tasks.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings. The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

DIRECTORS’ MEETINGS

The number of Board meetings and Committee meetings held during the year ended September 30, 2006 and attended by each director are set out in the table on page 47.

CONTINUING EDUCATION

ANZ directors take part in a range of training and continuing education programs. In addition to a formal induction program (see page 59), continuing education sessions are held throughout the year focusing on a range of topics which may include accounting standards, corporate responsibility, tax accounting, payments, remuneration, economic developments, pending legislation, risk management and corporate governance.

Directors also receive a quarterly newsletter designed to keep them abreast of matters relating to their duties and responsibilities as directors.

In addition to formal Board-wide workshops, each Committee conducts its own continuing education sessions. Internal and/or external experts are engaged to conduct all education sessions.

Directors also receive regular Divisional briefings at Board meetings. These briefings provide directors with an insight into each area of the Company, in particular, performance, key issues, risks and strategy for growth. In addition, directors participate in site visits from time to time which provide them with the opportunity to meet with staff and customers.

ROLE OF COMPANY SECRETARY

The Board is responsible for the appointment of ANZ’s Company Secretaries. Currently there are three people appointed as Company Secretary.

The Group General Counsel and Company Secretary is normally in attendance at all Board and Committee meetings. He prepares minutes and provides legal advice to the Board if and when required. He works closely with the Chairman of the Governance Committee to develop and maintain ANZ’s corporate governance principles. He is responsible to the Board for the Company Secretary’s Office function.

The Company Secretary is responsible for day-to-day operations of the Company Secretary’s Office including lodgements with relevant stock exchanges, the administration of Board and Committee meetings, the management of dividend payments, the administration of the Group’s Australian subsidiaries and the relationship with the share registry provider. The Chief Financial Officer is also appointed as Company Secretary.

Profiles of ANZ’s Company Secretaries can be found in the Directors’ Report on page 68.

RISK MANAGEMENT AND COMPLIANCE

ANZ’s business controls are governed by an ongoing focus on risk and compliance issues within the framework of the Company’s overall strategy. ANZ has established a comprehensive risk and compliance management framework to ensure best practice alignment.

The Board is principally responsible for establishing risk tolerance, approving related strategies and policies, monitoring and assessing the activities of management, overseeing policy compliance and the effectiveness of the risk systems and policies to meet the requirements of applicable regulations and the interests of shareholders, customers and staff.

The Risk Committee of the Board oversees the Group’s risk management policies and controls, and may approve credit transactions and other matters beyond the approval discretion of executive management.

On a day-to-day basis, the various risks inherent in ANZ’s operations are managed by both Group Risk Management and each business unit.

For further information on risk management, please see pages 18 to 19 and anz.com.

FINANCIAL CONTROLS

As previously noted, the Audit Committee of the Board oversees the Company’s financial reporting policies and controls, the integrity of the Company’s financial statements, the relationship with the external auditor, the work of Internal Audit, and the Audit Committees of the subsidiary companies.

ANZ is registered with the Securities and Exchange Commission (SEC) as a Foreign Private Issuer of securities in the United States. As such, ANZ is required to comply with Section 404 of the Sarbanes Oxley Act with 2006 being the first year of compliance. Compliance will be represented in the form of a management report on internal control over financial reporting, which will be included in ANZ’s Annual Report on Form 20-F to be filed with the SEC later in 2006.

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Within this management report, ANZ intends to include: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Company; (2) management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at 30 September 2006; (3) a statement identifying the framework used by management to evaluate the effectiveness of the Company’s internal controls over financial reporting; and (4) a statement that the Company’s external auditor, KPMG, will issue an attestation report on management’s assessment of the Company’s internal controls over financial reporting.

AUDIT

INTERNAL AUDIT

Internal Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective. It operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager Audit reports to the Chairman of the Audit Committee.

The Audit Committee reviews the performance of the Group General Manager Audit.

A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Audit results also influence incentive compensation of business heads.

Internal Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities. Internal Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from the work performed by Internal Audit. There is a robust process for ensuring prompt resolution of audit issues, which includes regular reviews of progress by the Chief Executive Officer and the Chairman of the Audit Committee.

The Audit Committee also receives formal reports on significant issues to ensure that any remedial action is undertaken promptly.

EXTERNAL AUDIT

The external auditor’s role is to provide an independent opinion that ANZ’s financial reports are true and fair and comply with applicable regulations. The external auditor performs an independent audit in accordance with Australian and United States Auditing Standards.

The Audit Committee oversees ANZ’s Policy on Relationship with External Auditor. Under the policy, the Audit Committee is responsible for the appointment (subject to ratification by shareholders), compensation, retention and oversight of the external auditor.

The policy also stipulates that the Audit Committee:

•                                          pre-approves all audit and non-audit services;

•                                          regularly reviews the independence of the external auditor; and

•                                          evaluates the effectiveness of the external auditor.

Details of non-audit services, together with the statement from the Board as to their satisfaction with KPMG’s compliance with the related independence requirements of the Corporations Act 2001, are in the Directors Report on pages 68 to 69.

In addition, ANZ requires a two-year period before any former partner or employee of the external auditor is appointed as a director or senior executive of ANZ.

The lead partner of the external auditor is required to rotate off the ANZ audit after five years and cannot return for a further five years. Certain other senior audit staff are required to rotate off after a maximum of seven years.

Any potential appointments of ex-partners or ex-employees of the external auditor as ANZ finance staff, at senior management level or higher, must be pre-approved by the Chairman of the Audit Committee.

As disclosed in the 2004 and 2005 Concise Annual Reports, the US Securities and Exchange Commission (SEC) commenced an inquiry into non-audit services provided by ANZ’s auditor, KPMG. ANZ has provided the information requested by the SEC. This inquiry has not concluded. Should the SEC determine that services provided by KPMG did not comply with the US auditor independence rules, the SEC may seek sanctions, the nature and amount of which are not known. Whilst ANZ cannot predict the outcome of the inquiry, based on information currently available, ANZ does not believe it will have a material adverse effect on the Company.

ETHICAL AND RESPONSIBLE DECISION-MAKING

The Board encourages management to promote and maintain a culture within ANZ which draws upon a set of unifying values to guide the actions and decisions of the Board and all employees (see anz.com > sustainability > our values).

More than 26,000 ANZ employees have participated in the Breakout culture development program. The program includes workshops to help staff to apply values-based decision-making, and to balance the competing needs of staff, shareholders, customers and the community in their roles and activities. To assist directors and staff in their understanding of the culture of the organisation, ANZ has three main codes of conduct which also guide everyday business practice and decision-making throughout the Group. These are detailed below.

CODES OF CONDUCT AND POLICIES

Below is an overview of ANZ’s key codes and policies which apply to directors and employees. Summaries of these and other company policies can be found on anz.com.

•                                          Codes of Conduct for Directors and for Employees – These policies set out the ethical standards to which directors and employees are expected to adhere. The Codes require that directors and employees adhere to the law, disclose any relevant interests, and act honestly and ethically in all their dealings. The codes also cover the confidentiality of information, limits on acceptance of gifts or entertainment and on use of ANZ goods, services and facilities. Key contact – Group General Counsel and Company Secretary.

•                                          Code of Conduct for Financial Officers – (adopted from the Group of 100 Code of Conduct for CFOs and Senior Financial Officers). The Code requires that chief financial officers and other finance staff influencing financial reporting adhere to principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals. Key contact – Chairman of the Audit Committee.

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•              Continuous Disclosure Policy – ANZ is committed to achieving best practice in the area of continuous disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market. The policy requires that information disclosed to the relevant stock exchanges is placed on ANZ’s website. Key contacts – Head of Investor Relations, Head of Media Relations and Group General Counsel and Company Secretary.

•              Critical Accounting Policies – Details of the critical accounting policies and any changes in accounting policies made since the date of the 2005 Annual Report are set out on page 96 in this Concise Annual Report and in the 2006 Financial Report. Key contact – Group General Manager Finance.

•              Directors’ Disclosure of Interest Policy and Policy for Handling Conflicts of Interest – The Board has adopted a policy on disclosure of interests requiring that directors disclose certain interests and setting out a process for dealing with actual or potential conflicts of interest. Key contact – Group General Counsel and Company Secretary.

•              Employee Indemnity Policy – This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements. Further details on this policy and on indemnities given to certain employees can be found on page 69 of this Concise Annual Report. Key contact – General Manager Operational and Technology Risk.

•              Fit and Proper Policy – The Board adopted this policy as part of the framework which aims to ensure individuals appointed to relevant senior positions within ANZ have the appropriate fitness and propriety to properly discharge their prudential responsibilities on appointment and during the course of their appointment. The policy sets out the assessment procedures for the determination of fitness and propriety of directors, senior executives and the external auditor. The policy is supported by role-specific competencies. Key contacts – Group General Counsel and Company Secretary and Group General Manager, People Capital and Breakout.

•              Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing – This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations. It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting. The policy is aimed at ensuring that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds. Key contacts – General Manager Operational and Technology Risk and General Manager Group Compliance.

•              Policy on Relationship with External Auditor – The Board and the Audit Committee’s policy on audit and non-audit services regulates the audit-related and non-audit services that may be conducted by ANZ’s external auditor. It sets in place a formal approval process regarding the provision of audit and non-audit services. This approval process is the responsibility of the Audit Committee. In addition it sets out the rotation requirements for the lead partner and other members of the audit team, and processes related to the potential appointment of ex-partners or ex-employees of the external auditor. Key contact – Chairman of the Audit Committee.

•              Securities Trading Policy – The policy prohibits trading in ANZ securities or the securities of other companies for all employees, contractors and consultants engaged by ANZ who are aware of unpublished price-sensitive information. In addition, the policy specifically prohibits restricted employees trading in ANZ securities during ‘blackout periods’, which are the six weeks leading up to the day following the half-yearly and annual results announcements. Non-executive directors are required to seek approval from the Chairman in advance of any trading in ANZ securities. The Chairman of the Board is required to seek approval from the Chairman of the Governance Committee. With respect to trading in non-ANZ securities, a process is in place which enables non-executive directors to request the Group General Counsel and Company Secretary to make appropriate enquiries within ANZ as to whether any confidential information is in ANZ’s possession that would cause the director any risk of trading in securities with insider knowledge. Key contacts – General Manager Group Compliance and Group General Counsel and Company Secretary.

•          Whistleblower Policy (formerly known as Serious Complaints Policy) – The Whistleblower Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ. It requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith. Key contacts – Chairman of the Audit Committee, Group General Manager Audit, and Group General Counsel and Company Secretary.

•              New Zealand Policies – Recognising the importance of ANZ’s presence in New Zealand and the requirements of the Reserve Bank of New Zealand, the ANZ National Bank Limited Board reviews and approves all ANZ governance and risk management polices before they are adopted by ANZ National Bank Limited to ensure that they meet all New Zealand regulatory requirements. Key contact – General Counsel and Company Secretary, ANZ National Bank Limited.

COMMITMENT TO SHAREHOLDER COMMUNICATION

Shareholders are the owners of ANZ, and the Company’s stated aim is to ‘perform and grow to create value for our shareholders’.

In order to make informed decisions about ANZ, and to communicate views to the Company, shareholders need an understanding of the Company’s business operations and performance.

ANZ encourages shareholders to take an active interest in the Company, and seeks to provide shareholders with quality information in a timely fashion generally through ANZ’s reporting of results, the Company’s Concise Annual and Financial Reports, briefings, half yearly newsletters and via its dedicated shareholder site on anz.com.

ANZ strives for transparency in all its business practices. The Company recognises the impact of quality disclosure on the trust and confidence of the shareholder, the wider market and the community.

Should shareholders require any information, they are also provided with relevant contact details for ANZ and relevant share registries in the half-yearly shareholder newsletters, the Concise Annual Report (under Information for Shareholders) and anz.com.

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ACCESS TO DIRECTORS

Management is able to consult directors as required on a regular basis. Employees have access to the directors directly or through the Company Secretary. Shareholders who wish to communicate with the directors may direct correspondence to a particular director, or to the non-executive directors as a whole.

UPHOLDING SHAREHOLDER RIGHTS

ANZ upholds shareholder rights and provides shareholders with the opportunity to be involved in shareholder meetings.

To allow as many shareholders as possible to have an opportunity to attend a meeting, ANZ rotates shareholder meetings around capital cities and makes them available to be viewed online using Webcast technology. Further details on meetings and presentations held throughout this financial year are available on anz.com > shareholders > presentations.

Prior to the Annual General Meeting, shareholders are given the opportunity to submit any questions they have for the Chairman or Chief Executive Officer to enable key common themes to be considered.

The external auditor is present at ANZ Annual General Meetings and available to answer shareholder questions. The auditor can respond on any business item that concerns them in their capacity as auditor.

Shareholders have the right to vote on various resolutions related to Company matters. If shareholders are unable to attend a meeting they can submit their proxies via post or electronically through anz.com. Where votes are taken on a poll, ANZ appoints an independent party to verify the results, which are reported to the ASX and posted on anz.com.

CONTINUOUS DISCLOSURE

ANZ’s practice is to release all price-sensitive information in a timely manner and as required under the ASX listing rules:

•              to all relevant stock exchanges on which ANZ’s securities are listed; and

•              to the market and community generally through ANZ’s media releases, website and other appropriate channels. ANZ-related releases are posted on anz.com.

Through ANZ’s Continuous Disclosure Policy (see page 64 and anz.com) the Company demonstrates its commitment to continuous disclosure. The policy reflects relevant obligations under applicable stock exchange listing rules and legislation.

For reporting purposes, price-sensitive information is information that a reasonable person would expect to have a material effect on the price or value of ANZ’s securities.

Designated disclosure officers have responsibility for reviewing proposed disclosures and making decisions in relation to what information can be or should be disclosed to the market. All ANZ staff are required to inform a disclosure officer regarding any potentially price-sensitive information concerning ANZ as soon as they become aware of it.

ALIGNMENT WITH AUSTRALIAN AND OVERSEAS CORPORATE GOVERNANCE ISSUES

INTERNATIONAL

•              Australian Equivalents to International Financial Reporting Standards – (AIFRS) – ANZ complied with Australian equivalents to IFRS as issued by the International Accounting Standards Board when it reported its results for the half-year ended 31 March 2006 and the full year ended 30 September 2006. Subsequent reporting of the Company’s results will continue in accordance with the Australian equivalents.

•              Basel II – Work towards compliance with the Basel II Capital Accord continues within ANZ, with full implementation of the new Accord scheduled for January 2008. ANZ’s program is aimed at ensuring the Company achieves accreditation at the advanced levels for both credit and operational risk under Basel II. Many of the tools and processes that meet the accreditation demands of Basel II are in place and in use throughout the Group.

AUSTRALIA

•              ASX Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations – ANZ considers these principles important, including the “if not, why not” disclosure approach to governance, and has complied with each of the recommendations throughout the financial year.

NEW ZEALAND

•              NZX Corporate Governance Rules and Principles – As an overseas listed issuer on the NZX, ANZ is deemed to comply with the NZX Listing Rules provided that it remains listed on the ASX, complies with the ASX listing rules and provides the NZX with all the information and notices that it provides the ASX.

The Australian Stock Exchange (ASX) corporate governance rules and principles may materially differ from the New Zealand Stock Exchange’s (NZX) corporate governance rules and the principles of the NZX’s Corporate Governance Best Practice Code. More information about the corporate governance rules and principles of the ASX can be found at www.asx.com and, in respect of the NZX, at www.nzx.com. Irrespective of any differences, ANZ complies with all applicable governance principles and requirements both in Australia and New Zealand.

OTHER JURISDICTIONS

•              United States of America – As a ‘foreign private issuer’ registered with the SEC with securities listed on the NYSE, ANZ is required to comply with certain corporate governance requirements contained in US securities laws, including applicable sections of the Sarbanes-Oxley Act of 2002 and applicable New York Stock Exchange (NYSE) Listing Standards. Under the NYSE Listing Standards, ANZ is required to provide a brief description of the significant differences between its corporate governance practices and corporate governance requirements for US listed companies under the NYSE Listing Standards on the Group’s website (anz.com). Information will also be provided in the Company’s US Form 20-F 2006 Annual Report and available on ANZ’s website (anz.com).

•              United Kingdom and other jurisdictions – ANZ monitors best practice developments in corporate governance across other relevant jurisdictions.

POLITICAL DONATIONS

In the year to 30 September 2006, ANZ donated $100,000 to the Liberal Party and $50,000 to the Australian Labor Party.

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ANZ’s compliance with the ASX Corporate Governance Principles

FOCUS & PRINCIPLE			ANZ’S COMPLIANCE
1	Lay solid foundation for management and oversight
	1.1	Formalise the functions reserved to the Board and those delegated to management	Pg 58
2	Structure the board to add value
	2.1	The majority of the Board should be independent directors	Pg 58
	2.2	The chairperson should be an independent director	Pg 58
	2.3	The roles of the Chairperson and Chief Executive Officer should not be exercised by the same person	Pg 58
	2.4	The Board should establish a nomination committee	Pg 61
	2.5	Provide related disclosures	See above
3	Promote ethical and responsible decision-making
	3.1	Establish a code of conduct to guide the directors, the Chief Executive Officer, the Chief Financial Officer and any other key executives as to:
		3.1.1 the practices necessary to maintain confidence in the company’s integrity	Pg 63
		3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	Pg 63, 64
	3.2	Disclose the policy concerning trading in company securities by directors, officers and employees	Pg 64
	3.3	Provide related disclosures	See above
4	Safeguard integrity of financial reporting
4.1

Require the Chief Executive Officer and the Chief Financial Officer to state in writing to the Board that the company’s financial reports present a true and fair view, in material respects, of the company’s condition and operational results and are in accordance with accounting standards

Pg 69
	4.2	The board should establish an audit committee	Pg 60
	4.3	Structure the audit committee so that it consists of	Pg 60
• only non-executive directors
• a majority of independent directors
• an independent chairperson, who is not chairperson of the Board
• at least three members
	4.4	The audit committee should have a formal charter	Pg 60
	4.5	Provide related disclosures	See above
5	Making timely and balanced disclosure
	5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance	Pg 63, 65
	5.2	Provide related disclosures	See above
6	Respect the rights of shareholders
	6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation	Pg 64
	6.2	Request the external auditor to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report	Pg 65
7	Recognise & manage risk
	7.1	The Board or appropriate committees should establish policies on risk oversight and management	Pg 62
	7.2	The Chief Executive Officer and the Chief Financial Officer should state to the Board in writing that

7.2.1 the statement given in accordance with best practice recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the polices adopted by the Board

Pg 69
		7.2.2 the company’s risk management and internal compliance and control system is operating effectively and efficiently in all material respects	Pg 69
	7.3	Provide related disclosures	See above
8	Encourage enhanced performance
	8.1	Disclose the process for performance evaluation of the Board, its committees, individual directors and key executives	Pg 59, 60
9	Remunerate fairly and responsibly
9.1

Provide disclosure in relation to the company’s remuneration policies to enable investors to understand the costs and benefits of the policies, and the link between remuneration paid to the directors and key executives and corporate performance

Pg 70 to 91
	9.2	The Board should establish a remuneration committee	Pg 61
	9.3	Clearly distinguish the structure of non-executive directors remuneration from that of executives	Pg 70 to 91
	9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders	Pg 70 to 91
	9.5	Provide related disclosures	See above
10	Recognise the legitimate interests of stakeholders
	10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders	Pg 63

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director’s report

The directors present their report together with the Concise Financial Report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2006 and the Independent Auditors’ Report thereon. The information is provided in conformity with the Corporations Act 2001.

discussion and analysis

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year were general banking, mortgage lending, leasing, hire purchase and general finance, international and investment banking, nominee and custodian services, executor and trustee services, life insurance and funds management activities through the ING Australia Limited (INGA) joint venture.

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2006, the Group had 1,265 points of representation.

RESULT

Consolidated net profit after income tax attributable to shareholders of the Company was $3,688 million, an increase of 16% over the prior year.

The increase in consolidated net profit after income tax attributable to shareholders is predominately due to an increase in net interest income of 19% to $6,943 million. This increase was driven mainly by growth in average interest earning assets and average deposits.

The provision for credit impairment charge decreased by 30% to $407 million. The decrease is principally due to a reduction in both the individual and collective provision charges driven by favourable economic conditions as well as the Group’s strengthening risk profile.

One of the key drivers of the Group’s performance has been strong overall balance sheet growth over the past 12 months. The major components of the Group’s balance sheet and the related movements from the prior year are as follows:

•              Net loans and advances increased by 10% from $232,490 million to $255,410 million, primarily due to growth in mortgage and institutional lending in Australia.

•              Deposits and other borrowings increased by 8% from $190,322 million to $204,794 million principally to fund business growth.

•              Bonds and notes increased by 28% from $39,073 million to $50,050 million primarily to fund asset growth.

STATE OF AFFAIRS

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

•              Simplified Divisional Structure –From 1 May 2006 the Group simplified its structure into the following divisions; Personal, Institutional, New Zealand and Partnerships & Private Bank.

•              Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS) – 2006 is the first financial year to be presented under AIFRS. This represents a major change to the Group’s accounting policies and basis of reporting.

•              Growth in Asia – ANZ acquired a 20% stake in Tianjin City Commercial Bank in China, 10% stake in Sacombank in Vietnam and opened the Group’s third office in mainland China.

Further review of matters affecting the Group’s state of affairs are also contained in this Concise Annual Report Part 1 of 2 under the Chief Executive Officer’s Report on page 13.

DIVIDENDS

The directors propose that a final fully franked dividend of 69 cents per fully paid ordinary share shall be paid on 15 December 2006. The proposed payment amounts to approximately $1,267 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

	Cents
Type	per share	Amount before bonus option plan adjustment	Date of payment
		$m
Final 2005	59	1,078	16 December 2005

Interim 2006	56	1,024	3 July 2006

The proposed final dividend of 69 cents together with the interim dividend of 56 cents brings the dividends in relation to the year ended 30 September 2006 to 125 cents fully franked.

REVIEW OF OPERATIONS

Over the past decade ANZ has improved financial performance, productivity and returns to shareholders. Focus has increased on our customers, our people and our communities.

The 30 September 2006 financial year has produced a strong result based on solid business performance. Divisional performance showed good growth in the Group’s three main segments; Personal, Institutional and New Zealand.

Additional review of the operations of the Group during the financial year including an assessment of the business strategies of the Group is contained in the Chief Executive Officer’s Report on page 13 of Part 1 of 2 of this Concise Annual Report.

EVENTS SINCE THE END OF THE FINANCIAL YEAR

Details of significant events that have arisen between 30 September 2006 and date of this report can be found on page 101 of this Concise Annual Report.

FUTURE DEVELOPMENTS

The Group plans to enhance future shareholder returns and distinguish itself from other banks through:

•              Investing to increase revenue growth;

•              Improving cost and capital productivity; and

•              Advancing stakeholder foundations.

The Group’s major objective is to build on the strong base created to date and to be a bank that truly differentiates itself in the eyes of shareholders, customers, employees, and its various communities.

In addition to the above, details of likely developments in the operations of the Group and its prospects in future financial years are contained in Part 1 of 2 of this Concise Annual Report under the Chief Executive Officer’s Report on page 13. In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

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ENVIRONMENTAL REGULATION

ANZ recognises our obligation to our stakeholders – customers, shareholders, staff and the community – to operate in a way that advances sustainability and mitigates our environmental impact. Our commitment to improve our environmental performance is integral to our “making a sustainable contribution to society”.

We acknowledge that we have an impact on the environment:

•              directly through the conduct of our business operations; and

•              indirectly through the products and services we provide to our customers.

As such, ANZ has established an Environment Charter, strategy and internal responsibilities for reducing the impact of our operations and business activities on the environment.

The operations of the Group are not subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory. However, the operations of the Group may become subject to environmental regulation when enforcing securities over land. ANZ has developed policies to manage such environmental risks. Having made due enquiry, to the best of our knowledge no member of the Group has incurred any environmental liability during the year.

DIRECTORS’ QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

At 1 October 2005, the Board comprised 8 non-executive directors and one executive director, the Chief Executive Officer. Dr Roderick Deane retired on 30 June 2006.

At the date of this report, the Board comprises 7 non-executive directors who have a diversity of business and community experience and one executive director, the Chief Executive Officer, who has extensive banking experience. The names of directors and details of their skills, qualifications and experience are contained on pages 56 to 58 of this Concise Annual Report and on anz.com.

Details of the number of Board and Board Committee meetings held during the year, directors’ attendance at those meetings, and details of directors’ special responsibilities are shown on page 47 of this Concise Annual Report.

For those directors in office at 30 September 2006, details of the directorships of other listed companies held by each director in the 3 years prior to the end of the 2006 financial year are listed in this Concise Annual Report on pages 56 to 58.

COMPANY SECRETARIES’ QUALIFICATIONS AND EXPERIENCE

Currently there are three people appointed as Company Secretary of the Company. Details of their roles are contained on page 62. Their qualifications are as follows:

•                                          Tim L’Estrange, LLB, BCom, ANZ Group General Counsel and Company Secretary

Mr L’Estrange has a long-standing legal career spanning 27 years. He has significant experience in corporate law. Mr L’Estrange joined ANZ in 2003. Prior to ANZ, he worked closely with boards and senior management of major corporations, banks and financial institutions. Mr L’Estrange was the National Executive Partner, Litigation and Dispute Resolution of Allens Arthur Robinson and a member of the Board of Management of that firm. He was also Managing Partner of Allen Allen & Hemsley. Mr L’Estrange is also a member of Chartered Secretaries Australia.

•                                          Peter Marriott, BEc (Hons), ANZ Chief Financial Officer.

Mr Marriott has been involved in the finance industry for more than 25 years. Mr Marriott joined ANZ in 1993. Prior to his career at ANZ, Mr Marriott was a Partner in the Melbourne office of the then KPMG Peat Marwick. He is a Fellow of a number of professional organisations including the Institute of Chartered Accountants in Australia and the Australian Institute of Banking and Finance. He is also a Member of the Australian Institute of Company Directors.

•              John Priestley, BEc, LLB, FCIS, ANZ Company Secretary.

Mr Priestley, a qualified lawyer, joined ANZ in 2004. Prior to ANZ, he had a long career with Mayne Group and held positions which included responsibility for the legal, company secretarial, compliance and insurance functions. He is a Fellow of Chartered Secretaries Australia and also a member of Chartered Secretaries Australia’s Legislation Review Committee.

NON-AUDIT SERVICES

The Company’s Relationship with External Auditor Policy (which incorporates requirements of the Corporations Act 2001 and applicable requirements for companies listed in the United States) states that the external auditor may not provide services that are perceived to be in conflict with the role of the auditor. These include consulting advice and sub-contracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work.

Specifically the policy:

•              limits the non-audit services that may be provided;

•              requires that audit and permitted non-audit services must be pre-approved by the Audit Committee, or pre-approved by the Chairman of the Audit Committee and notified to the Audit Committee; and

•              requires the external auditor to not commence an audit engagement (or permitted non-audit service) for the Group, until the Group has confirmed that the engagement has been pre-approved.

The Audit Committee has reviewed a summary of non-audit services provided by the external auditor for 2006, and has confirmed that the provision of non-audit services for 2006 is consistent with the Company’s Relationship with External Auditor Policy and compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. This has been formally advised to the Board of Directors.

The external auditor has confirmed to the Audit Committee that they have complied with the Company’s Relationship with External Auditor Policy on the provision of non-audit services by the external auditor for 2006.

The non-audit services supplied to the Group by the Group’s external auditor, KPMG, and the amount paid or payable by the Group by type of non-audit service during the year ended 30 September 2006 are as follows:

	Amount paid/ payable $’000s
Non-audit service	2006	2005

Tax compliance and related services	—	4
Controls and process reviews	—	254
US Sarbanes-Oxley(1)	—	885
Accounting advice	—	74
Sustainability review	203	82
Training courses	44	—
Other	—	6
Total	247	1,305

(1)  Treated as audit fees in 2006. 2005 work related to the compliance trial.

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For the reasons set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 September 2006 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR’S INDEPENDENCE STATEMENT

The lead auditor’s independence statement given pursuant to Class Order 05/910 is set out on page 102 and forms part of the Directors’ Report for the year ended 30 September 2006.

DIRECTORS AND OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITOR

The following persons were during the financial year and are currently directors or officers of the Group and were partners of KPMG at a time when KPMG was the auditor of Australia and New Zealand Banking Group Limited:

•              Ms Margaret Jackson, Non-executive director (left KPMG in June 1992); and

•              Mr Peter Marriott, Chief Financial Officer (left KPMG in January 1993).

CHIEF EXECUTIVE OFFICER/CHIEF FINANCIAL OFFICER DECLARATION

The Chief Executive Officer and the Chief Financial Officer have given a declaration to the Board concerning the Group’s financial statements under section 295A(2) of the Corporations Act 2001 and recommendations 4.1 and 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

DIRECTORS’ AND OFFICERS’ INDEMNITY

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under applicable law) incurred in the execution and discharge of the officer’s or employee’s duties. It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role. The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to applicable law and will not apply in respect of any liability arising from:

•              a claim by the Company;

•              a claim by a related body corporate;

•              a lack of good faith;

•              illegal or dishonest conduct; or

•              non-compliance with the Company’s policies or discretions.

The Company has entered into Indemnity Deeds with each of its directors, with certain secretaries of the Company, and with certain employees and other individuals who act as directors or officers of related body corporates or of another company. To the extent permitted by law, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia. Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993. This indemnity survives the termination of the fund. Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust or any act or omission performed or omitted by them in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

Except for the above, neither the Company nor any related body corporate of the Company has indemnified or made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and senior managers of the Company, and directors, secretaries and senior managers of related bodies corporate of the Company. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

ROUNDING OF AMOUNTS

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 (as amended) pursuant to section 341(1) of the Corporations Act 2001.

As a result, amounts in this Directors’ Report and the accompanying financial statements have been rounded to the nearest million dollars except where otherwise indicated.

EXECUTIVE OFFICERS’ AND EMPLOYEE SHARE OPTIONS

Details of share options issued over unissued shares granted to the Chief Executive Officer and disclosed executives, and on issue as at the date of this report are detailed in the Remuneration Report.

Details of share options issued over unissued shares granted to employees and on issue as at the date of this report are detailed in Note 47 of the 2006 ANZ Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate.  The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001. This register may be inspected free of charge.

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remuneration report

Introduction

This Remuneration Report details ANZ’s remuneration policies which apply to key management personnel (KMP) and ANZ’s senior executives. The report identifies the link between remuneration and ANZ’s performance, and individual outcomes relating to remuneration and equity for ANZ’s directors and top executives (as required by AASB 124 and the Corporations Act 2001).

This report covers the KMP of the Company and the Group (which includes the directors of the parent) and the five highest paid executives in the Company and the Group.

KMP were selected according to the following criteria:

•              All directors of the ANZ Board: Based on responsibility for providing direction in relation to the management of ANZ. The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities.

Section A: Remuneration Tables

TABLE 1: DIRECTOR REMUNERATION

	SHORT-TERM EMPLOYEE BENEFITS
			Value of shares				Value of
For the year ended 30 September 2006, remuneration details of the KMP identified as directors of the Company, are set out below:	Financial Year	Cash salary/fees	acquired in lieu of cash salary/fees(1)	Associated entity Board fees (cash)		Committee fees (cash)	shares acquired in lieu of cash incentive1,2
		$	$	$		$	$
Current Non-Executive Directors
C Goode (Appointed director July 1991; appointed Chairman August 1995)	2006	78,724	621,118	—		—	n/a
Independent Non Executive Director, Chairman	2005	79,415	420,585	—		—	n/a
G Clark (Appointed February 2004)	2006	137,250	45,738	—		34,808	n/a
Independent Non Executive Director	2005	130,000	—	—		25,440	n/a
J Ellis (Appointed October 1995)	2006	144,426	38,551	—		65,500	n/a
Independent Non Executive Director	2005	103,000	27,000	—		42,250	n/a
D Gonski (Appointed February 2002)	2006	122,521	60,446	—		46,775	n/a
Independent Non Executive Director	2005	88,970	41,030	22,150		22,512	n/a
M Jackson (Appointed March 1994)	2006	183,000	—	—		65,500	n/a
Independent Non Executive Director	2005	130,000	—	—		42,250	n/a
D Meiklejohn (Appointed October 2004)	2006	183,000	—	—		66,866	n/a
Independent Non Executive Director	2005	130,000	—	—		31,027	n/a
J Morschel (Appointed October 2004)	2006	149,526	45,738	—		40,000	n/a
Independent Non Executive Director	2005	111,723	30,000	—		19,500	n/a
Former Non-Executive Directors
R Deane (Appointed September 1994; retired 30 June 2006)	2006	137,250	—	122,141	(7)	21,025	n/a
Independent Non Executive Director	2005	130,000	—	122,384		17,618	n/a
J Dahlsen (Appointed May 1985; retired 3 February 2005)
Independent Non Executive Director	2005	44,417	—	—		18,809	n/a
B Scott (Appointed August 1985; retired 23 April 2005)
Independent Non Executive Director	2005	72,857	—	28,516		17,234	n/a
Total of all Non-Executive Directors	2006	1,135,697	811,591	122,141		340,474	n/a
	2005	1,020,382	518,615	173,050		236,640	n/a
Executive Director
J McFarlane (Appointed October 1997)(9),(10)	2006	50	2,071,192	—		—	2,420,005
Chief Executive Officer	2005	44	1,882,896	—		—	2,100,004
Total of all Directors	2006	1,135,747	2,882,783	122,141		340,474	2,420,005
	2005	1,020,426	2,401,511	173,050		236,640	2,100,004

				POST- EMPLOYMENT	LONG TERM EMPLOYEE BENEFITS		SHARE-BASED PAYMENTS(5)
For the year ended 30 September 2006, remuneration details of the KMP identified as directors of the Company, are set out below:	Other		Total	Super contributions(3)	Retirement benefit accrued during year(4)	Long service leave accrued during the year	Total amortisation value of LTI shares	Total amortisation value of LTI options	Total Remuneration(6)
	$		$	$	$	$	$	$	$
Current Non-Executive Directors
C Goode (Appointed director July 1991; appointed Chairman August 1995)	—		699,842	12,276	—	n/a	n/a	n/a	712,118
Independent Non Executive Director, Chairman	—		500,000	11,723	243,284	n/a	n/a	n/a	755,007
G Clark (Appointed February 2004)	—		217,796	12,276	—	n/a	n/a	n/a	230,072
Independent Non Executive Director	—		155,440	11,723	50,189				217,352
J Ellis (Appointed October 1995)	—		248,477	12,276	—	n/a	n/a	n/a	260,753
Independent Non Executive Director	—		172,250	11,723	110,981	n/a	n/a	n/a	294,954
D Gonski (Appointed February 2002)	—		229,742	12,276	—	n/a	n/a	n/a	242,018
Independent Non Executive Director	—		174,662	11,723	104,001	n/a	n/a	n/a	290,386
M Jackson (Appointed March 1994)	—		248,500	12,276	—	n/a	n/a	n/a	260,776
Independent Non Executive Director	—		172,250	11,723	122,008	n/a	n/a	n/a	305,981
D Meiklejohn (Appointed October 2004)	—		249,866	12,276	—	n/a	n/a	n/a	262,142
Independent Non Executive Director	—		161,027	11,723	64,781	n/a	n/a	n/a	237,531
J Morschel (Appointed October 2004)	—		235,264	—	—	n/a	n/a	n/a	235,264
Independent Non Executive Director	—		161,223	—	60,459	n/a	n/a	n/a	221,682
Former Non-Executive Directors
R Deane (Appointed September 1994; retired 30 June 2006)	1,600	(8)	282,016	9,104	—	n/a	n/a	n/a	291,120
Independent Non Executive Director	—		270,002	11,723	49,169	n/a	n/a	n/a	330,894
J Dahlsen (Appointed May 1985; retired 3 February 2005)
Independent Non Executive Director	—		63,226	4,423	111,303	n/a	n/a	n/a	178,952
B Scott (Appointed August 1985; retired 23 April 2005)
Independent Non Executive Director	—		118,607	6,803	127,089	n/a	n/a	n/a	252,499
Total of all Non-Executive Directors	1,600		2,411,503	82,760	—	n/a	n/a	n/a	2,494,263
	—		1,948,687	93,287	1,043,264	n/a	n/a	n/a	3,085,238
Executive Director
J McFarlane (Appointed October 1997)(9),(10)	219,370	(11),(12)	4,710,617	428,700	—	59,376	1,310,649	756,311	7,265,653
Chief Executive Officer	4,031	(12)	3,986,975	417,000	—	31,242	982,987	1,791,718	7,209,922
Total of all Directors	220,970		7,122,120	511,460	—	59,376	1,310,649	756,311	9,759,916
	4,031		5,935,662	510,287	1,043,264	31,242	982,987	1,791,718	10,295,160

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(1)             Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to his cash incentive, as Non-executive Directors (NEDs) do not participate in short-term incentive arrangements). Value reflects the price at which the shares were purchased on market (amortisation not applicable). Share purchases for NEDs were made on 28 October 2004 and 4 May 2005 for the 2005 year and on 31 October 2005 and 1 May 2006 for the 2006 year.

(2)             100% of the CEO’s cash incentive vested during the financial year that performance relates to.

(3)             Includes $300,000 additional employer contribution, agreed as part of the CEO’s contract extension announced 26 October 2004 (refer to section D2). For J Morschel, superannuation guarantee contributions paid in respect of each other NED, are paid to him as cash in lieu.

(4)             The accrual for the ANZ Directors’ Retirement Scheme relates only to the 2005 financial year, due to its closure as at 30 September 2005. The following benefits were paid under the ANZ Directors’ Retirement Scheme to the following former directors: R Deane (retired 30 June 2006) – $723,107; J Dahlsen (retired 3 February 2005) – $513,668; B Scott (retired 23 April 2005)– $516,214. The accrued entitlements fixed under the ANZ Directors’ Retirement Scheme as at 30 September 2005 are as follows: C Goode – $1,312,539; G Clark – $83,197; J Ellis – $523,039; D Gonski – $249,445; M Jackson – $487,022; D Meiklejohn – $64,781; J Morschel – $60,459.

(5)             In accordance with the requirements of AASB 2 Share-based Payment, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed) and that the LTI performance shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the expected vesting period. The fair value for options and performance shares was determined using a binomial pricing model that is explained in section F9 for options, and F10 for performance shares. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable or the performance shares vest.

(6)             Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including senior managers of the entity and directors, senior managers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(7)             Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1433 (1.0847 in 2005).

(8)             Other for R Deane relates to a non-monetary benefit received on retirement as a gift from the Board.

(9)             Amortisation value of options as a percentage of total remuneration (as shown in the Total column above) was 10% in 2006 (25% in 2005).

(10)       J McFarlane elected to use almost all of his cash salary and incentive to purchase on market deferred shares under the Directors’ Share Plan. The purchase dates were 28 October 2004, 1 February 2005, 2 May 2005 and 8 August 2005 for the 2005 year and 31 October 2005, 30 January 2006, 1 May 2006 and 7 August 2006 for the 2006 year.

(11)       Relates to reimbursement to J McFarlane of $202,837 for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J McFarlane’s continuing Australian residency (in accordance with the contractual arrangements detailed in section D2).

(12)       Relates to professional services rendered in respect of taxation matters ($16,533 in 2006).

COMMENTARY ON CHANGES BETWEEN 2005 & 2006

Non-Executive Directors

As a result of the closure of the ANZ Directors’ Retirement Scheme as at 30 September 2005, Non-executive Directors’ fees were adjusted based on an independent actuarial valuation of the scheme. A subsequent market adjustment was also applied to fees. Refer to Section B1 for further details.

Executive Director (Chief Executive Officer)

As a result of an independent market analysis on the competitiveness of J McFarlane’s remuneration against other major companies, the Board approved a $200,000 increase to J McFarlane’s fixed remuneration (effective 1 October 2005). The last fixed remuneration increase occurred 1 October 2003. Increasing J McFarlane’s fixed remuneration to $2.2m also uplifts his target incentive to $2.2m (100% of his fixed remuneration). His actual incentive payment for the financial year ended 30 September 2006 was $2.4m (compared to $2.1m in 2005) reflecting the Board’s assessment of his performance against agreed balanced scorecard objectives which include ANZ’s financial performance and its performance against specified measures for shareholders, customers, staff and the community. The last Long Term Incentive (LTI) allocation issued in December 2004, was approved by shareholders at the 2004 AGM. There are no further LTI allocations under J McFarlane’s existing employment contract which has resulted in a reduction in amortised LTI equity for the 2006 year (compared with 2005).

•  Executives: Based on direct reports of the CEO with key responsibility for the strategic direction and management of a major revenue-generating division or who controls material revenue and expenses.

The People Committee has responsibility for making recommendations to the Board for both director and executive remuneration and executive succession (refer to page 61 of the Corporate Governance Report for more details about the Committee’s role, and anz.com > about ANZ (listing at top of screen) > Corporate Governance > ANZ People Committee Charter, which details the terms of reference under which the Committee operates). On a number of occasions throughout the year, both the People Committee and management received external advice on matters relating to remuneration. The following advisors were used: Blake Dawson Waldron, Ernst & Young, Hay Group, Greenwoods & Freehills, and PricewaterhouseCoopers.

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TABLE 2: EXECUTIVE KEY MANAGEMENT PERSONNEL REMUNERATION AND TOP 5 REMUNERATED

For the year ended 30 September 2006, remuneration details of the KMP identified as executives of the Group, (as required under AASB 124), and the five		SHORT-TERM EMPLOYEE BENEFITS				POST- EMPLOYMENT
most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001), other than the Chief Executive Officer, are set out below:	Financial Year	Cash salary/fees	Non monetary benefits(1)	Total cash incentive(2),(3)	Total	Super contributions
		$	$	$	$	$
Current Executives
R Edgar(8)	2006	787,068	14,788	850,000	1,651,856	49,725
Senior Managing Director	2005	727,696	28,281	800,000	1,555,977	46,800
B Hartzer	2006	883,626	59,640	1,300,000	2,243,266	58,500
Group Managing Director, Personal Division	2005	694,435	61,542	1,080,000	1,835,977	46,800
G Hodges(9)
Chief Executive, ANZ National Bank	2006	841,866	71,920	895,000	1,808,786	7,459
Limited (New Zealand)	2005	648,556	11,465	863,000	1,523,021	40,838
P Marriott	2006	842,618	6,313	1,080,000	1,928,931	52,650
Chief Financial Officer	2005	748,700	7,277	920,000	1,675,977	46,800
S Targett	2006	936,600	6,313	1,000,000	1,942,913	58,500
Group Managing Director Institutional	2005	748,700	7,277	880,000	1,635,977	46,800
P Hodgson(10)	2006	701,393	6,313	825,000	1,532,706	43,875
Chief Risk Officer
Former Executives
Sir J Anderson
(retired effective 31 December 2005)(11),(12)
Chief Executive & Director,
ANZ National Bank Limited (New Zealand)	2005	838,110	—	460,960	1,299,070	83,811
E Funke Kupper
(resigned effective 1 February 2006)(13)	2006	234,483	2,110	—	236,593	14,663
Group Managing Director, Asia Pacific	2005	654,550	7,277	770,000	1,431,827	40,950
Total of all Executive KMPs	2006	4,526,261	161,084	5,125,000	9,812,345	241,497
	2005	5,060,747	123,119	5,773,960	10,957,826	352,799
Total of all Disclosed Executives	2006	5,227,654	167,397	5,950,000	11,345,051	285,372
	2005	5,060,747	123,119	5,773,960	10,957,826	352,799

For the year ended 30 September 2006, remuneration
details of the KMP identified as executives of the
Group, (as required under AASB 124), and the five
most highly remunerated executives in the Company
and the Group (as required under the Corporations Act
2001), other than the Chief Executive Officer, are set out below:

	LONG-TERM EMPLOYEE BENEFITS		SHARE-BASED PAYMENTS(5)
	Retirement benefit accrued during year (4)	Long service leave accrued during the year	Total amortisation value of STI shares	Total amortisation value of LTI shares	Total amortisation value of LTI options	Total amortisation value of performance rights	Total amortisation of other equity allocations (6)	Total Remuneration (7),(14)
	$	$	$	$	$	$	$	$
Current Executives
R Edgar(8)	—	37,607	108,692	503,179	181,819	202,340	—	2,735,218
Senior Managing Director	1,672	13,928	173,907	555,470	264,095	—	—	2,611,849
B Hartzer	—	40,575	94,597	175,183	174,542	216,792	—	3,003,455
Group Managing Director, Personal Division	—	19,469	149,259	237,943	282,929	—	—	2,572,377
G Hodges(9)
Chief Executive, ANZ National Bank	—	48,447	82,179	150,066	149,602	202,340	—	2,448,879
Limited (New Zealand)	1,635	46,140	131,825	186,089	218,920	—	—	2,148,468
P Marriott	—	34,830	127,015	206,816	206,831	209,566	—	2,766,639
Chief Financial Officer	—	12,422	208,525	295,175	317,175	—	—	2,556,074
S Targett	—	20,020	—	44,857	43,215	216,795	1,166,859	3,493,159
Group Managing Director Institutional	—	12,497	—	40,544	39,059	—	789,238	2,564,115
P Hodgson(10)	—	11,716	130,541	113,241	30,377	173,434	—	2,035,890
Chief Risk Officer
Former Executives
Sir J Anderson
(retired effective 31 December 2005)(11),(12)
Chief Executive & Director,
ANZ National Bank Limited (New Zealand)	33,367	—	—	—	—	—	477,452	1,893,700
E Funke Kupper
(resigned effective 1 February 2006)(13)	—	—	104,930	146,895	147,119	152,622	—	802,822
Group Managing Director, Asia Pacific	—	10,860	184,924	221,068	239,523	—	—	2,129,152
Total of all Executive KMPs	—	181,479	517,413	1,226,996	903,128	1,200,455	1,166,859	15,250,172
	36,674	115,316	848,440	1,536,289	1,361,701	—	1,266,690	16,475,735
Total of all Disclosed Executives	—	193,195	647,954	1,340,237	933,505	1,373,889	1,166,859	17,286,062
	36,674	115,316	848,440	1,536,289	1,361,701	—	1,266,690	16,475,735

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(1)             Non-monetary benefits consist of salary packaged items such as car parking, novated lease motor vehicles and G Hodges’ non-monetary benefits include housing and airfares.

(2)             Total cash incentive relates to the full incentive amount for the financial year that the performance relates to.

(3)             100% of the cash incentive awarded in both 2005 and 2006 vested to the person in the applicable financial year.

(4)             Accrual relates to Retirement Allowance. As a result of being employed with ANZ prior to November 1992, R Edgar and G Hodges are eligible to receive a Retirement Allowance on retirement, retrenchment, death, or resignation for illness, incapacity or domestic reasons. The Retirement Allowance is calculated as follows: 3 months of notional salary (which is 65% of fixed remuneration) plus an additional 3% of notional salary for each year of full-time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

(5)             In accordance with the requirements of AASB 2, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that the options / performance rights will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period. For options, the fair value is determined using a Binomial Option Pricing (BOP) model. For performance rights a modified Black-Scholes and a BOP model were used. The valuation models are explained in section F9. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options / performance rights become exercisable. For deferred shares, the fair value is the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)             Amortisation of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO). ZPOs were granted as part of his employment contract. Refer to section E2 for further details. Amortisation of other equity allocations for S Targett relates to the grant of deferred shares beginning on 11 May 2004 (four tranches to the value of $700,000 each issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continued employment) and hurdled A options (refer to section F11.1 for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer.

(7)             Remuneration amounts disclosed exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including senior managers of the entity and directors, senior managers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)             B Edgar was the Chief Operating Officer prior to October 2005.

(9)             Prior to November 2005, G Hodges was the Group Managing Director Corporate. Between 1 November 2005 and 31 December 2005, he was the Chief Executive Designate (New Zealand), with his position changing to Chief Executive, ANZ National Bank Limited, New Zealand effective 1 January 2006.

(10)       P Hodgson is disclosed as one of the five most highly remunerated executives in the Company for 2006 only (as required under the Corporations Act 2001). Therefore 2005 comparative information has not been provided, and he has not been included in the Executive KMP totals.

(11)       Amounts paid to Sir J Anderson in NZD in 2005 were converted to AUD at an average rate for the 2005 year of 1.0847.

(12)       Sir J Anderson ceased employment during the year, effective 31 December 2005, and received his fixed pay during the period 1 October 2005 to 31 December 2005 of NZ$250,250, a retirement gratuity payment of NZ$1,193,150 as part of his employment contract, a payment in lieu of notice plus annual leave entitlements totalling NZ$437,109, a payment in lieu of his equity participation for 2006 of NZ$250,000 and a payment in relation to his 2006 STI bonus of NZ$250,000. Total payment NZ$2,380,509.

(13)       E Funke Kupper received a final payment on resignation of $165,554 relating to his accrued annual leave and long service leave. With the inclusion of the final payment his total remuneration for 2006 would be $968,376.

(14)       Amortisation value of options and rights as a percentage of total remuneration was: R Edgar 14% (2005: 10%); B Hartzer 13% (2005: 11%); G Hodges 14% (2005: 10%); P Marriott 15% (2005: 12%); S Targett 15% (2005: 11%); P Hodgson 10%.

COMMENTARY ON CHANGES BETWEEN 2005 & 2006

A review of 2005 remuneration (based on fixed remuneration, short-term incentives and long-term incentives) was undertaken to assess the competitiveness of executive remuneration relative to the market. To ensure appropriate recommendations from this review, ANZ used multiple data sources such as Annual Report disclosures from ANZ’s major competitors, and independent financial services market data sourced externally. Overall, it was found that reward levels were not market competitive and below the median of the market. As a result, adjustments to individual reward mixes were made. The remuneration adjustments were assessed individually, based on market positioning, role changes and market pressures. The remuneration adjustments for ANZ’s disclosed executives can be summarised as follows: i) Increased Fixed Pay for B Hartzer and S Targett to reflect increased responsibilities associated with ANZ’s restructure into three broad divisions. ii) A corresponding increase in target STI amounts for B Hartzer and S Targett due to their adjusted TEC. iii) Increased LTI allocation awarded to current disclosed executives.

Other year on year variations include:

i) A greater proportion of S Targett’s amortised sign-on equity falling into the 2006 financial year (refer to footnote 6).

ii) Change in position (and responsibility) for G Hodges from Group Managing Director Corporate in the 2005 financial year, to the Chief Executive, ANZ National Bank Limited, New Zealand in 2006.

iii) P Hodgson not included in 2005 total of all disclosed executives (2006 only).

iv) 2005 disclosures only for Sir J Anderson, therefore not included in the 2006 totals. v) E Funke Kupper’s remuneration for the 2006 year is based on four months only.

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Section B. Non-executive Directors’ Remuneration

B1. NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY

Non-executive Directors’ (NEDs) fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other NEDs of comparable companies.

The total of NEDs’ fees (including superannuation contributions) are within the maximum annual aggregate limit agreed to by shareholders at the Annual General Meeting held on 16 December 2005 ($3 million, excluding superannuation benefit payouts and retirement benefits), and are set at levels that fairly represent the responsibilities of, and the time spent by the NEDs on Group matters. NEDs receive a fee for being a director of the Board, and additional fees for either chairing or being a member of a committee. Work on special committees may attract additional fees of an amount considered appropriate in the circumstances. An additional fee is also paid if a NED serves as a director on a subsidiary board. NEDs do not receive any performance / incentive payments and are not eligible to participate in any of the Group’s incentive arrangements.

To compensate for the removal of the Non-Executive Directors’ Retirement Scheme (as at 30 September 2005), NED fees were increased by 27.5% effective 1 October 2005. This amount was determined based on an independent actuarial valuation of the scheme by Mercer Finance and Risk Consulting and advice from expert remuneration consultants PricewaterhouseCoopers. This increase is also in line with market practice in relation to fee increases due to the removal of Directors’ Retirement Schemes, where increases have typically ranged from 25% to 30%. Market adjusted fee increases of ~10% were also approved for 2006 based on market analysis and independent advice that market movements of 10% to 15% were expected in 2006. Committee membership fees received a larger market adjustment (excluding Governance Committee and Technology Committee) to ensure market competitiveness.

The fee structure is illustrated in Table 3 below:

TABLE 3

		Breakdown of 2005/2006 Fees
		Increase relating to
Role	2004/05 Fees	closure of Retirement Scheme	Increase relating to market adjustment	Total 2005/06 Fees
	$	$	$	$
Chairman	500,000	137,500	62,500	700,000
Non-Executive Director	130,000	35,750	17,250	183,000
Committee Chair(1)	32,500	8,938	4,062	45,500
Committee Member(1)	9,750	2,681	7,569	20,000

(1)          Except Governance Committee and Technology Committee, where the current Chair and Member Fees are $26,775 and $8,033 respectively. These 2005/2006 fee amounts reflect the fee increase due to the removal of the ANZ Directors’ Retirement Scheme. No additional market adjustment was applied.

For details of remuneration paid to directors for the year ended 30 September 2006, refer to Table 1 in section A of this Remuneration Report.

NED SHAREHOLDING GUIDELINES

NEDs have agreed to accumulate ANZ shares, over a five-year period, to the value of 100% (200% for Chairman) of the base annual NED Fee and to maintain this shareholding while a director of ANZ. NEDs have agreed to apply up to 25% of their base fee annually through the Directors’ Share Plan or other means, towards the purchase of ANZ shares in order to achieve / maintain the desired holding level. This guideline was approved by the Board in September 2005.

B2. NON-EXECUTIVE DIRECTORS’ RETIREMENT POLICY

The NED retirement scheme was closed effective 30 September 2005.

Accrued entitlements relating to the ANZ Directors’ Retirement Scheme were fixed at 30 September 2005 and will be carried forward to retirement, and collected by the NED when they retire (refer to footnote 4 in Table 1 for the fixed entitlement for each NED). Based on shareholder approval at the 2005 AGM, NEDs nominated the proportion of their accrued entitlement to be held until retirement as either cash or shares. Those electing the cash alternative receive an additional amount relating to the interest accrued at the 30 day bank bill rate from 1 October 2005 to the date of retirement. Those electing shares will be entitled to receive dividends on the shares purchased. Refer to the 2005 notice of AGM for further details.

B3. DIRECTORS’ SHARE PLAN

The Directors’ Share Plan is available to both non-executive and executive directors. Directors may elect to forego remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration foregone, and therefore the shares acquired are not subject to performance conditions. Participation in the plan is voluntary.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years. Shares are subject to a minimum 1 year restriction, during which the shares cannot be traded, and are subject to forfeiture for serious misconduct. All costs associated with the plan are met by the Company.

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Section C. Executive Remuneration Structure

C1. REMUNERATION GUIDING PRINCIPLES

ANZ’s reward policy approved by the Board shapes the Group’s remuneration strategies and initiatives.

The following principles underpin ANZ’s reward policy:

1.     Focus on creating and enhancing value for all ANZ stakeholders;

2.     Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3.     Significant emphasis on “at risk” components of total rewards; and

4.     The provision of a competitive reward proposition to successfully attract, motivate and retain the highest quality individuals required to deliver ANZ’s business and growth strategies.

SHAREHOLDING GUIDELINES

Direct Reports to the CEO are expected to accumulate ANZ shares, over a five year period, to the value of 200% of their Fixed Pay and to maintain this shareholding while an executive of ANZ. Our next most senior executives are expected to accumulate ANZ shares to the value of 100% of their Fixed Pay and to maintain this shareholding while an executive of ANZ. This guideline was introduced in June 2005. New executives will be expected to accumulate the required holdings within five years of appointment.

C2. REMUNERATION STRUCTURE OVERVIEW

The executive remuneration program (which includes the remuneration of senior managers, the company secretaries and other KMP) aims to differentiate remuneration on the basis of achievement against group, business unit and individual performance targets which are aligned to sustained growth in shareholder value using a balanced scorecard approach.

The program comprises the following components:

•      Fixed Pay component: salary, non-monetary benefits and superannuation contributions. (Refer to C3)

•      Variable or “at risk” component (Refer to C4):

•      Short-Term Incentive (STI); and

•      Long-Term Incentive (LTI).

Depending on the competitive market, the proportion of remuneration “at risk” generally increases for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration. Figure 1 below shows the relative mix of Fixed, STI and LTI at target payment levels.

Fixed Pay is set at the median of the market. STI and LTI payments for on target performance are also set at market median. The plan design allows for the opportunity to earn upper quartile total remuneration for significant out performance, and significantly reduced payment for underperformance. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C3. FIXED REMUNERATION

For most executives, Fixed Pay comprises cash salary, a superannuation contribution, and the remainder as nominated benefits. The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care, laptops and contributions towards the Employee Share Save Scheme.

Executive remuneration is reviewed annually based on individual performance and market data. ANZ operates with a midpoint targeted to the local market median being paid in the finance industry in the relevant global markets in which ANZ operates, and a range around this midpoint.

C4. VARIABLE REMUNERATION

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (annually) and in the medium and long-term (3 years or more).

The opportunities available to executives under ANZ’s variable reward programs are designed to reinforce the achievement of short and long term performance targets and to ensure remuneration competitiveness in the relevant markets in which they operate.

Most executives participate in the short-term incentive (STI) plan detailed in section C4.1 and the long-term incentive (LTI) plan detailed in section C4.2.

Equity allocated under ANZ incentive schemes remains at risk until fully vested (in the case of Deferred Shares) or exercisable (in the case of Options or Performance Rights). As such, it is a condition of grant that no schemes are entered into that specifically protect the unvested value of shares, options and performance rights allocated. Doing so would constitute a breach of the grant conditions and would result in the forfeiture of the relevant shares or options. We also advise that all current disclosed directors and executives did not enter into (and are not currently involved in) any schemes to protect the value of their interests in any vested ANZ securities.

Figure 1: Target reward mix

(1)	2006 disclosed executives’ (current employees only) reward mix pertains to Dr R Edgar, B Hartzer, G Hodges, P Hodgson, P Marriott and S Targett.
(2)	The reward mix for larger senior executive roles and smaller senior executive roles is based on average data

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C4.1 Short-Term Incentives

ANZ’s STI approach supports our strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets. Most executives participate in the plan explained below. All STI plans are reviewed and approved by the People Committee.

Determination of STI Levels

The size of the overall pool available each year is based on performance against a cash earnings per share (EPS) growth target. This pool is then spread between the Divisions based on their performance against a balanced scorecard of financial and qualitative measures, and then distributed to individuals based on relative performance. The Board is required to approve the STI Group and Division outcomes and the distribution of the STI pool amongst the Divisions.

Each executive has a target STI which is determined according to job size and market relativities. The size of the actual STI payment made at the end of each financial year to individuals may be at, above or below the target and this will be determined according to ANZ Group, Division and Individual Performance.

Individual performance objectives are set and aligned at the start of each financial year according to a balanced scorecard of measures at the Group, Division and Individual level. These measures are aligned with the achievement of ANZ’s overall balanced scorecard, and therefore considered the most appropriate measures for aligning with company performance. Division and Individual objectives are a subset of the Group objectives, which ensures there is alignment of objectives throughout the executive population.

Performance objectives under ANZ’s balanced scorecard include a number of qualitative and quantitative measures which include, but are not limited to:

•      Financial Measures including: Economic Value Added (EVATM); Revenue, EPS and Net Profit After Tax

•      Customer Measures including: Customer Satisfaction and Market Share

•      Employee Engagement, Risk Management and Compliance Measures

•      Environment, Health & Safety and Community Measures.

Performance against these objectives is assessed at the end of the financial year and rewards are made based on performance against targets.

The STI is payable 100% in cash (except where specific business plans require otherwise). Executives are able to elect to sacrifice part or all of their incentive towards the purchase of ANZ shares which are restricted from sale for 12 months, or towards additional superannuation contributions. As the incentive amount has already been earned, there are no performance measures attached to the shares.

The target STI award level for disclosed executives is 100% of TEC in 2006 with a maximum STI award of 150% of TEC. For larger senior executive roles in the ANZ STI plan, the target STI is 67% of TEC, with a maximum of 100% of TEC, and for smaller senior executive roles the target is 43% of TEC and the maximum 65% of TEC. Note, the target and maximum STI amounts for larger and smaller senior executive roles may vary for customised incentive schemes.

C4.2 Long-Term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ remuneration to the attainment of sustained growth in shareholder value. LTI is delivered as 100% Performance Rights, with a single long-term performance measure.

A Performance Right is a right to acquire a share at nil cost, subject to meeting time and performance hurdles. Performance Rights are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return (TSR) outperforming peers. TSR represents the change in the value of a share plus the value of reinvested dividends paid. TSR was chosen as the most appropriate comparative measure as it focuses on the delivery of shareholder value and is a well understood and tested mechanism to measure performance.

The conditions under which Performance Rights are granted are approved by the Board in accordance with the rules of the ANZ Share Option Plan.

Each Performance Right has the following features

•                  Performance rights held by eligible executives will be tested once only against the performance hurdle at the end of three years;

•                  Subject to the performance hurdle being met, the executive has a two-year exercise period that commences three years after the grant date;

•                  Upon exercise, each Performance Right entitles the executive to one ordinary share;

•                  In case of dismissal for serious misconduct, Performance Rights are forfeited;

•                  In case of resignation or termination on notice, only Performance Rights that become exercisable by the end of the notice period may be exercised;

•                  In case of retrenchment or retirement, the Performance Rights will generally be performance tested at the date of termination, and where performance hurdles have been met, Performance Rights will vest on a pro-rata basis and a grace period provided in which to exercise;

•                  In case of death or total & permanent disablement, the performance hurdle is waived and a grace period is provided in which to exercise all Performance Rights; and

•                  A performance hurdle applies, which is explained below.

The proportion of Performance Rights that become exercisable will depend upon a single point testing of the TSR achieved by ANZ relative to the companies in the comparator group (shown below) at the end of a three-year period. An averaging calculation will be used for TSR over a 90 day period for start and end values in order to reduce the impact of share price volatility.

TSR Vesting Scale

Relative TSR Performance	% Vesting
< 50th percentile	0%
50th to 74th percentile	50% – 98%
75th percentile or above	100%

Where median performance is achieved, executives’ total remuneration will typically be below market median for the financial services industry. 75th percentile performance is required for full vesting which enables executives to receive the full value of their LTI. To ensure an independent TSR measurement, ANZ engages the services of an external organisation (Macquarie Financial Services) to calculate ANZ’s performance against the TSR hurdle.

Comparator Group

The peer group of companies against which ANZ’s TSR performance is measured, comprises the following companies:

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AMP Limited

AXA Asia Pacific Holdings Limited Commonwealth Bank of Australia Insurance Australia Group Limited Macquarie Bank Limited National Australia Bank Limited QBE Insurance Group Limited St George Bank Limited Suncorp-Metway Limited Westpac Banking Corporation

The companies in this comparator group were chosen because they represent ANZ’s key competitors in the financial services industry, are an appropriate reference group for investors and are of sufficient size by market capitalization and weight in the ASX Top 50.

Refer to section F11 for details pertaining to legacy LTI equity vehicles (which are yet to vest).

Size of LTI Grants

The size of individual LTI grants is determined by an individual’s level of responsibility, performance and the assessed potential of the executive. Typically, at the most senior levels the Target LTI value will range from around 13% to 28% of the individual’s target reward mix, as shown in Figure 1 in Section C2.

Executives are advised of their LTI dollar value, which is then converted into a number of Performance Rights based on a valuation. ANZ engages external experts (PricewaterhouseCoopers and Mercer Finance & Risk Consulting) to independently value the Performance Right, taking into account factors including the performance conditions, life of instrument, share price at grant date etc. These valuations are then reviewed by KPMG and the highest value is then approved by the Board as the allocation value. LTI allocations are made annually in or around November.

Example

•                  Executive granted LTI value of $60,000

•                  Approved Allocation Valuation is $11.60 per Performance Right

•                  $60,000 / $11.60 = 5,173 Performance Rights allocated to executive

C5. PERFORMANCE OF ANZ

Table 4 shows ANZ’s annual performance over the five-year period spanning 1 October 2002 to 30 September 2006. The table illustrates the impact of ANZ’s performance on shareholder wealth, taking into account dividend payments, share price changes and other capital adjustments during the financial year.

Table 4	FY 2002	FY 2003	FY 2004	FY 2005	FY 2006(1)
Basic Earnings Per Share (EPS)	141.4	142.4	153.1	160.9	200.0
NPAT ($m)	2,322	2,348	2,815	3,018	3,688
Total Dividend (cps)	85	95	101	110	125
Share price at 30 September ($)	16.88	17.17	19.02	24.00	26.86
Total Shareholder Return (%)	15.3	6.7	17.0	32.6	17.1

(1) Figures are based on AIFRS results

In table 4, ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has been shown for each individual financial year between 2002 and 2006. Figure 2 compares ANZ’s TSR performance against the median TSR of the LTI comparator group and the S&P/ASX 200 Banks Accumulation Index over the 2002 to 2006 measurement period. The difference between the S&P/ASX 200 Banks Accumulation Index and the median of ANZ’s comparator group over the 2005 and 2006 financial years is due to the weightings in the Index of the large banking institutions that have underperformed comparatively during this period; whereas the organisations in ANZ’s comparator group are weighted evenly.

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Figure 3 illustrates the relationship between the average actual STI payments against target and the Group’s performance measured using cash earnings over the last 5 years. The average STI payments for each year are based on those executives (including the CEO) disclosed in each relevant reporting period. As illustrated in the chart, the average STI payments are generally in alignment with the cash earnings trend.

(1)          Earnings excluding goodwill, significant items and NBNZ incremental integration costs.

(2)          Earnings adjusted for non-core items and AIFRS 2005 adjustments.

Section D. Chief Executive Officer’s remuneration

D1. CHIEF EXECUTIVE OFFICER (CEO) REMUNERATION OVERVIEW

The CEO (identified as a KMP) is ANZ’s only executive director. The structure of J McFarlane’s remuneration, which is in accordance with his employment agreement, is as follows:

Fixed Pay: Consists of salary, benefits and superannuation contributions. Since October 2003, J McFarlane has elected to receive almost all of his Fixed Pay in the form of shares purchased under the Directors’ Share Plan. These shares are not subject to a performance condition as they are provided in place of cash remuneration at the CEO’s choice. However, they are subject to forfeiture in case of termination for serious misconduct.

Short-Term Incentive: The Board sets J McFarlane’s balanced scorecard at the beginning of the financial year. The Board then assesses performance against these objectives at the end of the year to determine the appropriate incentive (relative to target). These objectives are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. These objectives include a number of quantitative and qualitative measures, which include (but are not limited to) financial, customer, people, environment and community measures. J McFarlane’s STI may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

Long-Term Incentive: J McFarlane’s Long-Term Incentive is made up of Hurdled Options and Performance Shares as approved by shareholders at the 2001 and 2004 Annual General Meetings respectively. No equity was issued to J McFarlane in the 2006 financial year. The performance conditions pertaining to the Options and Performance Shares issued during the 2005 year are indicated in F11.1 Hurdled A options and F11.3 respectively. They are linked to Company performance and increasing shareholder value. There are no further LTI allocations under his existing employment contract.

The remuneration of J McFarlane for the year ended 30 September 2006 is set out in Table 1 in section A of this Remuneration Report. The mix of remuneration for J McFarlane under his current contract is made up as follows:

•      Fixed Remuneration of $2,200,000 per annum;

•      Target variable Short-Term Incentive of $2,200,000 per annum;

•      Long-Term Incentive of $2,600,000 granted on 31 December 2004 -one allocation only in 2005 financial year (based on valuation of 175,000 performance shares at issue). Note, the fair value of LTI equity granted since December 2003, and annualised over the period from grant date to contract end date is $1,530,000. This amount has been reﬂected in the reward mix bar in figure 4 below.

Variations to J McFarlane’s remuneration structure which will impact remuneration in future periods, require Board approval.

Figure 4: Target reward mix – Chief Executive Officer

Shareholding Guideline

The Chief Executive Officer of ANZ is expected to accumulate ANZ shares, over a five year period, to the value of 200% of his Fixed Remuneration and to maintain this shareholding while CEO of ANZ. This shareholding guideline was introduced in September 2005. The CEO is currently compliant, with 1,973,422 beneficially held shares.

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D2. CEO’S CONTRACT TERMS

On 26 October 2004, the Company announced an extension to J McFarlane’s contract:

•                  The term of the contract was extended by one year to 30 September 2007;

•                  In addition to mandatory superannuation contributions, the Company makes additional employer contributions of $300,000 per annum (effective from 1 October 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

•                  J McFarlane was granted 175,000 Performance Shares on 31 December 2004.

A separate agreement, made on 23 October 2001, provides for reimbursements to J McFarlane for any additional tax liabilities that may arise on his UK Pension Plan holdings as a result of his continuing Australian residency. Under this agreement, ANZ reimburses J McFarlane for any additional tax liability incurred on his UK Pension Plan during his employment with ANZ, arising as a consequence of Australian Foreign Investment Fund rules. In the event of decreased Australian tax liabilities due to a decreased value in J McFarlane’s UK Pension Plan, the reduced liability will be used to offset potential subsequent reimbursements.

D3. CEO’S RETIREMENT AND TERMINATION BENEFITS

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends on 30 September 2007). If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions).

In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination. Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options and Performance Shares will be forfeited. In the event of termination on notice or agreed separation, all vested options and Performance Shares must be exercised within 6 months of the termination or agreed separation date, subject to meeting the relevant performance hurdles. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited. On resignation or termination on notice, shares held under the Directors Share Plan will be released.

In accordance with J McFarlane’s contract variation (refer section D2), J McFarlane’s nominated superannuation fund receives $300,000 per annum (effective from 1 October 2003, paid quarterly) in addition to mandatory superannuation contributions.

D4. CEO’S PARTICIPATION IN EQUITY PROGRAMS

Hurdled Options:

At the 2001 Annual General Meeting, four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. For options granted to the CEO, the exercise price is equal to the weighted average share price on the ASX during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles are indicated in section F11.1 (Hurdled A), and for Performance Shares in section F11.3. For options granted to the CEO, the life and exercise period may differ, as disclosed in F3.

Performance Shares:

175,000 Performance Shares were issued to J McFarlane on 31 December 2004 as part of his contract extension, as approved by shareholders at the 2004 Annual General Meeting. No dividends will be payable on the shares until they vest. Vesting will be subject to time and performance hurdles being satisfied as detailed in section F11.3. As these Performance Shares were granted as part of J McFarlane’s contract extension to 30 September 2007, as opposed to a new contract, the conditions of grant were aligned with those of the original contract (eg the vesting and exercise period) apart from the application of a TSR performance hurdle.

Given we expect the decisions and actions of J McFarlane to be based on long-term considerations (with the impact of decisions and actions to extend well beyond the end of his contract), the adoption of an exercise period (31 December 2006 to 31 December 2009) that commences before and extends beyond his contract end date encourages a balanced focus. The performance hurdles ensure that full benefits are not achieved if targets are not met.

Directors’ Share Plan

J McFarlane participates in the Directors’ Share Plan, which is explained in section B3.

Please refer to section F for details of grants and holdings.

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Section E. Disclosed executives’ contract terms

Contractual terms are similar, but do, on occasion, vary to suit different needs. Section E1 details the contractual terms for those disclosed executives who are on open-ended contracts. Section E2 details the contractual terms for Sir J Anderson, who was on a fixed term contract. Note, the contract terms detail the structure of disclosed executive remuneration. Variations to the remuneration structure which will impact remuneration in future periods, requires Board approval.

E1. OPEN-ENDED CONTRACTS: DR RJ EDGAR, E FUNKE KUPPER, BC HARTZER, GK HODGES, PJ HODGSON, PR MARRIOTT AND S TARGETT

Length of Contract	Open-ended.
Fixed Remuneration	Remuneration consists of salary, mandatory employer superannuation contributions and benefits.
Short-Term Incentive	Eligible to participate. Refer to section C4.1 for details of short-term incentive arrangements.
Long-Term Incentive	Eligible to participate at the Board’s discretion – refer to section C4.2 for long-term incentive arrangements.
Resignation	Employment may be terminated by giving 6 months’ written notice. On resignation any options and unvested deferred shares will be forfeited.
Retirement	On retirement, shares and options are released in full.
Termination on Notice by ANZ

ANZ may terminate the executive’s employment by providing 12 months’ written notice or payment in lieu of the notice period based on Fixed Pay.

On termination on notice by ANZ any options or LTI deferred shares that have vested, or will vest during the notice period will be released, in accordance with the ANZ Share Option Plan Rules. LTI shares that have not yet vested will generally be forfeited, although for some executives (E Funke Kupper, BC Hartzer and PR Marriott) these shares will be released in full. Deferred shares granted under STI arrangements will vest in full for all executives. There is discretion to pay incentives on a pro-rata basis (depending on termination date and subject to business performance).

Redundancy

If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months Fixed Pay.
All STI deferred shares are released. All options granted since 24 April 2002 are released on a pro-rata basis.
All LTI deferred shares are released on a pro-rata basis.
There is discretion to pay incentives on a pro-rata basis (depending on termination date and subject to business performance).

Death or Total and Permanent Disablement	All options and shares are released; pro-rata short-term incentive.
Termination for serious misconduct

ANZ may immediately terminate the executive’s employment at any time in the case of serious misconduct, and the employee will only be entitled to payment of Fixed Pay up to the date of termination. Payment of statutory entitlements of long service leave (only if minimum 15 years of service) and annual leave applies in all events of separation.

On termination for serious misconduct any options and any deferred shares still held in trust will be forfeited.

Other Aspects

S Targett: Subject to continued employment and the approval of the Board, four tranches to the value of $700,000 each of deferred shares to be granted at six month intervals in May and November in 2004 and 2005, and Hurdled Options with the value of $750,000 granted within 3 months of commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On Termination on Notice, sign-on options can be exercised as a pro-rata proportion to the period of employment. Sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.

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E2. FIXED TERM CONTRACT (SIR J ANDERSON)

Length of Contract	Contract was effective from 1 December 2003 to 30 September 2005, and extended to 15 April 2006. Retired effective 31 December 2005.
Fixed Remuneration	The Fixed Pay package was NZD1,000,000 per annum and was inclusive of employer contributions to the superannuation fund.
Short-Term Incentive	STI payments were subject to both business and individual performance. The target payment was 50% of Fixed Pay.
Equity Participation

Zero Priced Options (ZPOs) were granted as part of Sir J Anderson’s contract under the ANZ Share Option Plan. A ZPO is a right to acquire a share at nil cost. They were designed to deliver equity to the CEO of the National Bank of New Zealand (NBNZ) and to meet the particular needs and circumstances at the time of the acquisition of NBNZ. Grants were fixed at NZD500,000 worth of ZPOs annually, granted in two tranches per annum and with a nil exercise price. The ZPOs had no time based vesting criteria, and so were able to be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson was able to terminate his employment by giving 12 months’ written notice. On resignation any ZPOs not exercised as at the termination date would lapse.
Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at 1 December 2003, including Sir J Anderson. Under this policy, a payment was made to Sir J Anderson on his retirement equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution).

Termination on Notice by ANZ

The employment contract provided ANZ National Bank Limited with a right to terminate Sir J Anderson’s employment by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which had an end date of 15 April 2006). On termination on notice, any options could be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	Exercise any ZPOs; pro rata incentive.
Termination for serious misconduct

The employment contract provided ANZ National Bank Limited with a right to terminate Sir J Anderson’s employment at any time without notice for serious misconduct, on the basis that Sir J Anderson would have been entitled to payment up to the date of termination. On termination for serious misconduct any ZPOs which had not been exercised as at the termination date would lapse.

E3. PARTICIPATION IN EQUITY PROGRAMS

A number of shares and options are granted to executives under the remuneration programs detailed in Section C. For disclosed executives, details of all grants made during the year and legacy LTI programs are listed in Section F. Aggregate holdings of shares and options are also shown. The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years.

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Section F. Equity instruments relating to disclosed directors and executives

F1. SHAREHOLDINGS OF NON-EXECUTIVE DIRECTORS (INCLUDING MOVEMENTS DURING THE 2005 & 2006 YEARS)

2006 Financial Year

	Balance of shares as at	Shares acquired during	Shares resulting from any other	Balance of shares held as	Balance of shares held as
Name	1 Oct 2005(1)	the year in lieu of salary(2)	change during the year(3)	at 30 Sept 2006(1),(4)	at report sign-off date(1)
CB Goode	535,637	26,046	65,345	627,028	648,003
G Clark	5,000	1,920	—	6,920	8,501
RS Deane	75,364	—	—	75,364	75,364
JK Ellis	91,196	1,614	22,000	114,810	115,951
DM Gonski	54,904	2,534	11,510	68,948	68,948
MA Jackson	93,297	—	—	93,297	93,297
DE Meiklejohn	5,156	—	2,000	7,156	7,156
JP Morschel	5,502	1,920	—	7,422	9,003

2005 Financial Year

	Balance of shares as at	Shares acquired during	Shares resulting from any other	Balance of shares held as	Balance of shares held as
Name	1 Oct 2004(1)	the year in lieu of salary(2)	change during the year(3)	at 30 Sept 2005(1),(5)	at report sign-off date(1)
CB Goode	502,464	20,781	12,392	535,637	559,451
G Clark(6)	2,000	—	3,000	5,000	6,766
JC Dahlsen (retired 3 February 2005)	121,915	—	(8,441)	113,474	113,474
RS Deane	75,364	—	—	75,364	75,364
JK Ellis(7)	84,476	1,703	5,017	91,196	115,042
DM Gonski(7)	52,612	2,055	237	54,904	67,892
MA Jackson	93,297	—	—	93,297	93,297
DE Meiklejohn(8)	2,656	—	2,500	5,156	6,326
JP Morschel	4,000	1,502	—	5,502	7,268
BW Scott (retired 23 April 2005)	72,475	—	(6,494)	65,981	65,981

(1)          Balance of shares held at 1 October 2004/2005, 30 September 2005/2006, 2 November 2005 and 1 November 2006, includes directly held shares, nominally held shares and shares held by related parties.

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan).

(3)          Other shares resulting from any other changes during the year include the net result of any shares purchased/sold or acquired under the Dividend Reinvestment Plan.

(4)          The following shares were nominally held as at 30 September 2006: CB Goode – 408,553; G Clark – 1,920; RS Deane – 73,000; JK Ellis – 47,898; DM Gonski – 66,076; MA Jackson – 10,632;  DE Meiklejohn – 4,654; JP Morschel – 3,422.

(5)          The following shares were nominally held as at 30 September 2005: CB Goode – 141,860; RS Deane – 73,000; JK Ellis – 23,900; DM Gonski – 52,159; MA Jackson – 10,632; DE Meiklejohn – 2,656;  JP Morschel – 1,502.

(6)          Shareholding for G Clark includes 3,000 shares held by G Clark’s related party previously omitted.

(7)          Balance of shares held as at report sign-off date (2005) includes shares purchased on 27 October 2005 under the Directors’ Retirement Benefit scheme previously omitted for JK Ellis and DM Gonski.

(8)          Shareholding excludes shares held through JB Were and RBC investment products previously disclosed.

F2. SHAREHOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE 2005 & 2006 YEARS)

	Balance of shares as at 1 Oct 2005/2006(1)	Shares acquired during the year in lieu of salary(2)	Performance shares granted during the year(3),(4)	Value of performance shares granted during the year(5) $	Shares acquired during the year through the exercise of options(6)	Shares resulting from any other change during the year(7)	Balance of shares heldas at 30 Sept 2005/2006(1),(8)	Balance of shares held as at report sign-off date(1)
2006	1,819,715	81,118	–	–	2,000,000	(1,927,411)	1,973,422	2,074,993
2005	1,690,507	89,995	175,000	2,628,500	500,000	(635,787)	1,819,715	1,820,056

(1)          Balance of shares held at 1 October 2004/2005, 30 September 2005/2006, 2 November 2005 and 1 November 2006 includes directly held shares, nominally held shares and shares held by related parties.

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan).

(3)          The grant of performance shares on 31 December 2004 was approved by shareholders at the 2004 AGM, with the earliest vesting date being 31 December 2006. Refer to section F11.3 for further information.

(4)          Nil performance shares forfeited or vested. The maximum amortisation balance is $331,263 for subsequent financial years, however the value will be nil if the minimum performance hurdle is not achieved.

(5)          The fair value of performance shares granted during the 2005 financial year (and approved at the 2004 AGM) is based on the fair value of the shares as at 31 December 2004 ($15.02) multiplied by the number granted.

(6)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(7)          Other shares resulting from any other changes during the 2005 / 2006 years include the net result of any shares purchased, sold, or acquired under the Dividend Reinvestment Plan. For 2005, it also includes those shares received on 28 October 2004 in regards to the 2004 incentive (for the period ending 30 September 2004), and for 2006 it includes those shares received on 31 October 2005 in regards to the 2005 incentive (for the period ending 30 September 2005)

(8)          1,270,176 shares were held nominally as at 30 September 2005 and 1,486,294 shares as at 30 September 2006.

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F3. optIons GRAnteD to Ceo(1)

Financial Year	2005	2006

Type of options	Grant date	First date exercisable	Date of expiry(4)	Exercise price(5) $	Number granted(6),(7)	Number vested during the 2005/2006 FY	Percentage that vested during the 2005/2006 FY %	Vested and exercisable as at 30 Sept 2005/2006	Vested and unexercisable as at 30 Sept 2005/2006
Hurdled2	31-Dec-01	31-Dec-04	31-Dec-05	16.48	500,000	500,000	100	—	—
Hurdled A	31-Dec-01	31-Dec-03	31-Dec-07	16.80	500,000	—	—	500,000	—
Hurdled A	31-Dec-02	31-Dec-04	31-Dec-07	16.69	1,000,000	1,000,000	100	500,000	500,000	(8)
Hurdled A	31-Dec-03	31-Dec-05	31-Dec-08	17.48	1,000,000	1,000,000	100	—	—
Hurdled A(3)	31-Dec-04	31-Dec-06	31-Dec-08	20.49	500,000	—	—	—	—
Total					3,500,000	2,500,000		1,000,000	500,000

(1)	All options granted to the CEO have been approved by shareholders (December 1999 and December 2001).
(2)

The options may be exercised only if the “ANZ Accumulation Index” over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the “ASX 100 Accumulation Index” calculated over the same period. Refer to section F11.1 for Hurdled A details.

(3)	The fair value per option at the 31 December 2004 grant date is $1.98. Refer to section F9 for details of the valuation methodology and inputs.
(4)	Treatment of options on termination of employment is explained in section D3 of the Remuneration Report.
(5)

The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s Annual General Meeting. Note, the original exercise price of options issued prior to the Renouncable Rights issue in November 2003 have been reduced by 72 cents, because of the dilution of share capital associated with the Renouncable Rights issue.

(6)	Nil options forfeited or expired during the period.
(7)	The maximum amortisation balance is $124,767 for subsequent financial years, however the value will be nil if the minimum performance hurdles are not achieved.
(8)	The options have met the time vesting hurdle, however only 50% of the 1 million granted have passed the performance hurdle at this stage.

F4. OPTION HOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE 2005 & 2006 YEARS)(1)

Type of options	Balance as at 1 Oct 2005/2006	Granted during the year as remuneration(1)	Value of options granted during the year(2)	Exercised during the year	Date of exerciseof options	Number of ordinary shares issued on exercise of options	Value of options exercised during the year(3)	Share price on date of exercise of options	Amount paid per share	Balance as at 30 Sept 2005/2006	Total value of options granted and exercised during the year
			$				$	$	$		$
2006
Hurdled	3,000,000	—	—	500,000	03-Jul-06	500,000	4,955,000	26.71	16.80	1,000,000	4,955,000
				500,000	04-Jul-06	500,000	5,030,000	26.75	16.69		5,030,000
				1,000,000	31-Aug-06	1,000,000	9,730,000	27.21	17.48		9,730,000
2005
Hurdled	3,000,000	500,000	990,000	500,000	08-Aug-05	500,000	2,530,000	21.54	16.48	3,000,000	3,520,000

(1)	All options granted to the CEO have been approved by shareholders (December 1999 and December 2001).
(2)

The value of options granted during the 2005 year is based on the fair value of the option ($1.98) multiplied by the number granted. Refer to section F9 for details of the valuation methodology and inputs.

(3)

The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

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F5. DEFERRED SHARES GRANTED TO DISCLOSED EXECUTIVES

Financial Year                     2005                     2006

LTI Deferred Shares(1) Name	Grant date	Vesting date	Number granted(2),(3)	Value of deferred shares granted during the 2005 or 2006 year(4)	Number that vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year
				$		%
Dr RJ Edgar	24-Oct-01	24-Oct-04	2,700		2,700	100
	24-Apr-02	24-Apr-05	3,200		3,200	100
	23-Oct-02	23-Oct-05	7,600		7,600	100
	20-May-03	20-May-06	8,500		8,500	100
	05-Nov-03	05-Nov-06	8,889		—	—
	05-Nov-03	05-Nov-06	25,000		—	—
	11-May-04	11-May-07	8,452		—	—
	05-Nov-04	05-Nov-07	6,519	134,941	—	—
	05-Nov-04	05-Nov-07	26,000	538,189	—	—
Total			96,860	673,130	22,000	23
E Funke Kupper	24-Oct-01	24-Oct-04	6,000		6,000	100
	24-Apr-02	24-Apr-05	4,500		4,500	100
	23-Oct-02	23-Oct-05	8,000		8,000	100
	20-May-03	20-May-06	6,800		6,800	100
	05-Nov-03	05-Nov-06	6,838		—	—
	11-May-04	11-May-07	6,256		—	—
	05-Nov-04	05-Nov-07	6,018	124,570	—	—
Total			44,412	124,570	25,300	57
BC Hartzer	24-Oct-01	24-Oct-04	2,800		2,800	100
	24-Apr-02	24-Apr-05	4,600		4,600	100
	23-Oct-02	23-Oct-05	6,600		6,600	100
	20-May-03	20-May-06	6,500		6,500	100
	05-Nov-03	05-Nov-06	7,408		—	—
	11-May-04	11-May-07	7,135		—	—
	05-Nov-04	05-Nov-07	9,127	188,925	—	—
Total			44,170	188,925	20,500	46
GK Hodges	24-Oct-01	24-Oct-04	1,000		1,000	100
	24-Apr-02	24-Apr-05	1,400		1,400	100
	23-Oct-02	23-Oct-05	3,800		3,800	100
	20-May-03	20-May-06	6,500		6,500	100
	05-Nov-03	05-Nov-06	5,699		—	—
	11-May-04	11-May-07	6,586		—	—
	05-Nov-04	05-Nov-07	7,522	155,702	—	—
Total			32,507	155,702	12,700	39
PJ Hodgson	24-Apr-02	24-Apr-05	800		800	100
	23-Oct-02	23-Oct-05	900		900	100
	20-May-03	20-May-06	1,000		1,000	100
	05-Nov-03	05-Nov-03	1,097		—	—
	11-May-04	11-May-07	1,111		—	—
	05-Nov-04	05-Nov-07	1,974	40,822	—	—
	08-Dec-04	08-Dec-07	12,481	248,402	—	—
Total			19,363	289,224	2,700	14
PR Marriott	24-Oct-01	24-Oct-04	5,700		5,700	100
	24-Apr-02	24-Apr-05	5,500		5,500	100
	23-Oct-02	23-Oct-05	9,300		9,300	100
	20-May-03	20-May-06	9,100		9,100	100
	05-Nov-03	05-Nov-06	9,573		—	—
	11-May-04	11-May-07	9,275		—	—
	05-Nov-04	05-Nov-07	8,475	175,429	—	—
Total			56,923	175,429	29,600	52

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Financial Year                     2005                     2006

Name	Grant date	Vesting date	Number granted(2),(3)	Value of deferred shares granted during the 2005 or 2006 year(4)	Number that vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year
				$		%
S Targett	05-Nov-04	05-Nov-07	6,519	134,941	—	—

(1)

LTI deferred shares were last granted under the ANZ Long-Term Incentive Program in the 2005 year, and therefore were not granted in the 2006 year. LTI is now delivered in the form of Performance Rights (refer to section C4.2). The LTI deferred shares are restricted for 3 years and may be held in trust beyond this time. Refer to section F11.2 of the Remuneration Report for more details.

(2)	Nil shares forfeited during the 2005 & 2006 years.
(3)

The maximum amortisation balance for each executive for subsequent financial years is as follows: Dr RJ Edgar $296,805; BC Hartzer $99,681; GK Hodges $84,525; PJ Hodgson $118,134; PR Marriott $103,853; S Targett $49,417.

(4)

The value of shares granted during the 2005 year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted.

STI Deferred Shares(1) Name	Grant date	Vesting date	Number granted(2),(3)		Value of deferred shares granted during the year	Number that vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year
					$		%
Dr RJ Edgar	24-Oct-01	24-Oct-04	3,891			3,891	100
	24-Apr-02	24-Apr-05	4,302			4,302	100
	23-Oct-02	23-Oct-05	6,423			6,423	100
	20-May-03	20-May-06	5,622			5,622	100
	05-Nov-03	05-Nov-06	6,781			—	—
	11-May-04	11-May-07	7,683			—	—
Total			34,702		—	20,238	58
E Funke Kupper	24-Oct-01	24-Oct-04	6,510			6,510	100
	24-Apr-02	24-Apr-05	5,724			5,724	100
	23-Oct-02	23-Oct-05	8,554			8,554	100
	20-May-03	20-May-06	4,148			4,148	100
	05-Nov-03	05-Nov-06	7,636			—	—
	11-May-04	11-May-07	7,052			—	—
Total			39,624		—	24,936	63
BC Hartzer	24-Oct-01	24-Oct-04	7,058			7,058	100
	24-Apr-02	24-Apr-05	6,364			6,364	100
	23-Oct-02	23-Oct-05	4,457			4,457	100
	20-May-03	20-May-06	1,992			1,992	100
	05-Nov-03	05-Nov-06	7,322			—	—
	11-May-04	11-May-07	7,244			—	—
Total			34,437		—	19,871	58
GK Hodges	24-Oct-01	24-Oct-04	3,128			3,128	100
	24-Apr-02	24-Apr-05	3,324			3,324	100
	23-Oct-02	23-Oct-05	4,761			4,761	100
	20-May-03	20-May-06	4,503			4,503	100
	05-Nov-03	05-Nov-06	5,129			—	—
	11-May-04	11-May-07	5,653			—	—
Total			26,498		—	15,716	59
PJ Hodgson	24-Apr-02	24-Apr-05	4,888			4,888	100
	23-Oct-02	23-Oct-05	8,305			8,305	100
	20-May-03	20-May-06	4,776			4,776	100
	05-Nov-03	05-Nov-06	7,835			—	—
	11-May-04	11-May-07	9,330			—	—
	05-Nov-04	05-Nov-05	4,262	(4)		4,262	100
Total			39,396		—	22,231	56
PR Marriott	24-Oct-01	24-Oct-04	5,963			5,963	100
	24-Apr-02	24-Apr-05	5,475			5,475	100
	23-Oct-02	23-Oct-05	8,527			8,527	100
	20-May-03	20-May-06	5,403			5,403	100
	05-Nov-03	05-Nov-06	7,978			—	—
	11-May-04	11-May-07	9,604			—	—
Total			42,950		—	25,368	59

(1)

STI deferred shares issued were granted under a historical ANZ Short-Term Incentive Program. (STI is now delivered generally as 100% cash, therefore no STI deferred shares were granted to the Executives during the year. Refer to section C4.1). STI deferred shares are restricted for 3 years and may be held in trust beyond this time.

(2)	Nil shares forfeited during the 2005 & 2006 years.
(3)	The maximum amortisation balance for each executive for subsequent financial years is as follows: Dr RJ Edgar $32,162; BC Hartzer $30,848; GK Hodges $23,743; PJ Hodgson $38,831; PR Marriott $39,922.
(4)	These STI deferred shares were granted as part of the Institutional Bonus Scheme in 2004. 20% of bonus amounts in excess of $125,000 were delivered as one year deferred shares.

85

Other Deferred Shares(1)

Name	Grant date	Vesting date	Number granted(2),(3)	Value of deferred shares granted during the 2005 or 2006 year(4)
				$
S Targett	11-May-04	11-May-07	38,419	n/a
	05-Nov-04	05-Nov-07	35,105	726,659
	13-May-05	13-May-08	32,080	707,339
	07-Nov-05	07-Nov-08	29,838	703,282
Total			135,442	2,137,280

(1)          Other shares issued to S Targett relate to the issue of deferred shares (four tranches to the value of $700,000 each issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer upon commencement with ANZ.

(2)          Nil shares forfeited or vested during the 2005 & 2006 years.

(3)          The maximum amortisation balance is $1,282,669 for subsequent financial years.

(4)          The value of shares granted during the 2005 year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted.

F6. SHAREHOLDINGS OF DISCLOSED EXECUTIVES (INCLUDING MOVEMENTS DURING THE 2005 & 2006 YEARS)

2006 Financial Year

Name	Balance of shares as at 1 Oct 2005(1)	Shares granted during the year as remuneration	Number of shares acquired during the year through exercise of options	Shares resulting from any other change during the year(2)	Balance of shares held as at 30 Sept 2006(1), (3)
Dr RJ Edgar	421,733	—	—	—	421,733
E Funke Kupper(5)	189,892	—	—	(89,450)	100,442
BC Hartzer	88,638	—	—	7,445	96,083
GK Hodges	171,919	—	67,400	—	239,319
PJ Hodgson	59,557	—	—	(5,798)	53,759
PR Marriott	641,633	—	168,000	(149,120)	660,513
S Targett	113,123	29,838	—	—	142,961

2005 Financial Year

Name	Balance of shares as at 1 Oct 2004 (1)	Shares granted during the year as remuneration	Number of shares acquired during the year through exercise of options	Shares resulting from any other change during the year(2)	Balance of shares held as at 30 Sept 2005(1), (4)
Sir J Anderson	12,022	—	22,370	—	34,392
Dr RJ Edgar	384,214	32,519	75,000	(70,000)	421,733
E Funke Kupper(5)	185,008	6,018	134,000	(135,134)	189,892
BC Hartzer(6)	79,046	9,127	—	465	88,638
GK Hodges	164,397	7,522	55,000	(55,000)	171,919
PR Marriott	677,867	8,475	80,000	(124,709)	641,633
S Targett	38,419	73,704	—	1,000	113,123

(1)	Balance of shares held at 1 October 2004/2005 and 30 September 2005/2006, include directly held shares, nominally held shares and shares held by related parties.
(2)	Other shares resulting from any other changes during the year include the net result of any shares purchased, or sold or any acquired under the Dividend Reinvestment Plan.
(3)

The following shares were held nominally as at 30 September 2006: Dr RJ Edgar – 213,510; E Funke Kupper – 0; BC Hartzer – 78,607; GK Hodges – 104,012; PJ Hodgson – 53,759; PR Marriott – 177,930; S Targett – 141,961.

(4)

The following shares were held nominally as at 30 September 2005: Sir J Anderson – 55; Dr RJ Edgar – 213,510; E Funke Kupper – 189,242; BC Hartzer – 78,607; GK Hodges – 104,012; PR Marriott – 177,930; S Targett – 112,123.

(5)

Amounts shown do not include ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS). Elmer Funke Kupper held 500 ANZ StEPS as at 1 October 2005; this holding remained unchanged up to and including 30 September 2006. No other disclosed executives held ANZ StEPS.

(6)	Shareholding for GK Hodges includes 25,000 shares held by GK Hodges’s related party previously omitted.

F7. OPTIONS GRANTED TO DISCLOSED EXECUTIVES(1)

Financial Year            2005          2006

Name	Type of options(2)	Grant date	First date exercisable	Date of expiry(3)	Exercise price(4),(5)	Number granted(6),(7)	Number vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year	Vested and exercisable as at 30 Sept 2005 or 2006
					$			%
Sir J Anderson	Zero-Priced	05-Nov-04	05-Nov-04	04-Nov-06	—	11,699	11,699	100	—
	Zero-Priced	13-May-05	13-May-05	12-May-07	—	10,671	10,671	100	—
Total						22,370	22,370	100	—
Dr RJ Edgar	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	34,000	34,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	41,000	41,000	100	—
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	125,000	125,000	100	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	147,000	147,000	100	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	66,666	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	63,115	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000	—	—	—
	Performance Rights	18-Nov-05	19-Nov-08	18-Nov-10	—	60,346	—	—	—
Total						589,127	347,000	59	—

86

Name	Type of options(2)	Grant date	First date exercisable	Date of expiry(3)	Exercise price(4),(5)	Number granted(6),(7)	Number vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year	Vested and exercisable as at 30 Sept 2005 or 2006
					$			%
E Funke Kupper(8)	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	77,000	77,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	57,000	57,000	100	—
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	131,000	131,000	100	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	119,000	119,000	100	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	51,282	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	46,722	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	48,000	—	—	—
	Performance Rights	18-Nov-05	19-Nov-08	18-Nov-10	0.00	45,518	—	—	—
Total						575,522	384,000	67	—
BC Hartzer	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	42,000	—	—	42,000
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	36,000	36,000	100	36,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	59,000	59,000	100	59,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000	50,000	100	50,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	109,000	109,000	100	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	113,000	113,000	100	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	55,555	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	53,279	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	72,800	—	—	—
	Performance Rights	18-Nov-05	19-Nov-08	18-Nov-10	0.00	64,656	—	—	—
Total						655,290	367,000	56	187,000
GK Hodges	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	13,000	13,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	17,400	17,400	100	17,400
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000	50,000	100	50,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	63,000	63,000	100	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	113,000	113,000	100	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	42,735	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	49,181	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	60,000	—	—	—
	Performance Rights	18-Nov-05	19-Nov-08	18-Nov-10	0.00	60,346	—	—	—
Total						468,662	256,400	55	67,400
PJ Hodgson	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	9,000	9,000	100	9,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	9,600	9,600	100	9,600
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	14,700	14,700	100	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	17,200	17,200	100	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	8,221	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	8,300	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	15,750	—	—	—
	Performance Rights	18-Nov-05	19-Nov-08	18-Nov-10	0.00	51,725	—	—	—
Total						134,496	50,500	38	18,600
PR Marriott	Hurdled A	23-Feb-00	23-Feb-03	22-Feb-07	9.39	25,000	—	—	25,000
	Hurdled A	21-Nov-00	22-Nov-03	21-Nov-07	13.62	170,000	—	—	170,000
	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	80,000	—	—	—
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	73,000	73,000	100	73,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	70,000	70,000	100	70,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	153,000	153,000	100	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	158,000	158,000	100	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	71,794	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	69,263	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	67,600	—	—	—
	Performance Rights	18-Nov-05	19-Nov-08	18-Nov-10	0.00	62,501	—	—	—
Total						1,000,158	454,000	45	338,000
S Targett(9)	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	307,377	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000	—	—	—
	Performance Rights	18-Nov-05	19-Nov-08	18-Nov-10	0.00	64,657	—	—	—
Total						424,034	—	—	—

(1)	Options granted pertains to those options granted, vested or exercised during the year, options yet to vest and any unexercised options.
(2)	Refer to section F11.1 for more details pertaining to hurdled A, hurdled B and index linked options. Refer to section E2 for further information on zero priced options granted to Sir J Anderson.
(3)	Treatment of options on termination of employment is explained in section E of the Remuneration Report.
(4)

The exercise price for hurdled A & B options and index linked options is equal to the weighted average share price over the 5 trading days up to and including the grant date. The exercise price for zero-priced options and performance rights is nil. Note, the original exercise price of options issued prior to the Renouncable Rights issue in November 2003 have been reduced by 72 cents, because of the dilution of share capital associated with the Renouncable Rights issue. Given index-linked options have a dynamic exercise price, the original exercise price is shown in F7 (refer to F11.1 for more details).

(5)	Refer to section F9 for details of the valuation methodology and inputs.
(6)

For the 2005 report, no additional options were granted in the period up to and including 2 November 2005. For the 2006 report, Performance Rights were granted on 24 October 2006 (before the report sign-off date). The allocation price was $13.08 with an expiry date of 5 years from the date of grant. The number of Performance Rights granted to each disclosed executive is as follows: Dr RJ Edgar 45,872; BC Hartzer 64,985; GK Hodges 57,340; PJ Hodgson 45,872; PR Marriott 57,340; S Targett 57,340. These amounts relate to the 2007 financial year.

(7)

The maximum amortisation balance for each executive for subsequent financial years is as follows: Dr RJ Edgar $584,181; BC Hartzer $633,200; GK Hodges $582,742; PJ Hodgson $447,821; PR Marriott $619,771; S Targett $736,140. The value will be nil however, if the minimum performance hurdles are not achieved.

(8)	E Funke Kupper forfeited 441,522 options (unexercised options granted from 23 October 2002) in 2006 at the time of resignation.
(9)	S Targett was granted Hurdled Options to compensate for the loss of equity from S Targett’s previous employer.

87

F8.  OPTION HOLDINGS OF DISCLOSED EXECUTIVES (INCLUDING MOVEMENTS DURING THE 2005 & 2006 YEARS)

2006 Financial Year

			Granted during	Resulting from	Value of options
	Type of	Balance as at	the year as	any other change	granted during	Exercised during
Name	options	1 Oct 2005	remuneration	during year(2)	the year(1)	the year
					$
Dr RJ Edgar	Hurdled	181,781	—	—	—	—
						—
	Index-Linked	272,000	—	—	—	—
	Performance Rights	—	60,346	—	—	—
E Funke Kupper	Hurdled	146,004	—	(146,004)	—	—
						—
	Index-Linked	250,000	—	(250,000)	—	—
	Performance Rights	—	45,518	(45,518)	—	—
BC Hartzer	Hurdled	368,634	—	—	—	—
	Index-Linked	222,000	—	—	—	—
	Performance Rights	—	64,656	—	—	—
GK Hodges	Hurdled	219,316	—	—	—	17,400
						50,000
	Index-Linked	176,000	—	—	—	—
	Performance Rights	—	60,346	—	—	—
PJ Hodgson	Hurdled	50,871	—	—	—	—
						—
	Index-Linked	31,900	—	—	—	—
	Performance Rights	—	51,725	—	—	—
PR Marriott	Hurdled	546,657	—	—	—	25,000
						73,000
						70,000
	Index-Linked	311,000	—	—	—	—
	Performance Rights	—	62,501	—	—	—
	Other(4)	11,442	—	—	—	—
S Targett	Hurdled	359,377	—	—	—	—
	Performance Rights	—	64,657	—	—	—

		Number of ordinary	Value of options	Share price on
	Date of exercise	shares issued on	exercised during	date of exercise	Amount paid	Balance as at
	of options	exercise of options	the year(3)	of options	per share	30 Sept 2006(5)
			$	$	$
Dr RJ Edgar	n/a	—	n/a	n/a	n/a	181,781
	n/a	—	n/a	n/a	n/a
	—	—	—	—	—	272,000
	—	—	—	—	—	60,346
E Funke Kupper	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
BC Hartzer	—	—	—	—	—	368,634
	—	—	—	—	—	222,000
	—	—	—	—	—	64,656
GK Hodges	17-May-06	17,400	158,166	27.12	18.03	151,916
	17-May-06	50,000	454,500	27.12	18.03
	—	—	—	—	—	176,000
	—	—	—	—	—	60,346
PJ Hodgson	—	—	—	—	—	50,871
	—	—	—	—	—
	—	—	—	—	—	31,900
	—	—	—	—	—	51,725
PR Marriott	10-Nov-05	25,000	342,000	23.07	9.39	378,657
	11-Nov-05	73,000	511,730	23.34	16.33	—
	11-Nov-05	70,000	371,700	23.34	18.03	—
	—	—	—	—	—	311,000
	—	—	—	—	—	62,501
	—	—	—	—	—	11,442
S Targett	—	—	—	—	—	359,377
	—	—	—	—	—	64,657

(1)	The value of options granted during the year is based on the fair value of the option multiplied by the number granted. Refer to section F9 for details of the valuation methodology and inputs.
(2)	Refers to forfeiture of options upon resignation for E Funke Kupper. Value of options on forfeiture was $2,229,912.
(3)

The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

(4)	Other refers to share options granted to a related party. 11,000 of these options were vested and exercisable as at 30 September 2005 and 30 September 2006.
(5)

Aggregate value of options exercised, granted and forfeited during the 2006 year for each disclosed executive is as follows: PR Marriott – $1,225,430; E Funke Kupper – $2,229,912; GK Hodges – $612,666.

(6)

Aggregate value of options exercised, granted and forfeited during the 2005 year for each disclosed executive is as follows: Sir J Anderson – $940,500; Dr RJ Edgar – $474,966; E Funke Kupper – $599,069; BC Hartzer – $182,000; GK Hodges – $578,148; PR Marriott – $862,166; S Targett – $130,000.

88

2005 Financial Year

			Granted during	Resulting from	Value of options
	Type of	Balance as at	the year as	any other change	granted during	Exercised during
Name	options	1 Oct 2004	remuneration	during year	the year(1)	the year
					$
Sir J Anderson	Zero-priced	—	22,370	—	477,452	11,699
						10,671
Dr RJ Edgar	Hurdled	204,781	52,000	—	130,000	34,000
						41,000
	Index-Linked	272,000	—	—	—	—
E Funke Kupper	Hurdled	232,004	48,000	—	120,000	77,000
						57,000
	Index-Linked	250,000	—	—	—	—
BC Hartzer	Hurdled	295,834	72,800	—	182,000	—
	Index-Linked	222,000	—	—	—	—
GK Hodges	Hurdled	214,316	60,000	—	150,000	26,000
						16,000
						13,000
	Index-Linked	176,000	—	—	—	—
PR Marriott	Hurdled	559,057	67,600	—	169,000	80,000
	Index-Linked	311,000	—	—	—	—
	Other(4)	11,000	—	442	—	—
S Targett	Hurdled	307,377	52,000	—	130,000	—

		Number of ordinary	Value of options	Share price on
	Date of exercise	shares issued on	exercised during	date of exercise	Amount paid	Balance as at
	of options	exercise of options	the year(3)	of options	per share	30 Sept 2005(6)
			$	$	$
Sir J Anderson	10-Nov-04	11,699	233,515	19.96	00.00	—
	17-May-05	10,671	229,533	21.51	00.00
Dr RJ Edgar	20-May-05	34,000	187,982	21.86	16.33	181,781
	20-May-05	41,000	156,984	21.86	18.03
	—	—	—	—	—	272,000
E Funke Kupper	27-Oct-04	77,000	264,403	19.76	16.33	146,004
	06-May-05	57,000	214,666	21.80	18.03
	—	—	—	—	—	250,000
BC Hartzer	—	—	—	—	—	368,634
	—	—	—	—	—	222,000
GK Hodges	20-May-05	26,000	214,211	21.86	13.62	219,316
	20-May-05	16,000	142,062	21.86	12.98
	20-May-05	13,000	71,875	21.86	16.33
	—	—	—	—	—	176,000
PR Marriott	11-May-05	80,000	693,116	21.64	12.98	546,657
	—	—	—	—	—	311,000
	—	—	—	—	—	11,442
S Targett	—	—	—	—	—	359,377

89

F9.  OPTION VALUATIONS

Option type	Grant date	Option value(1)	Exercise price (5 day VWAP)	Share price at grant	ANZ expected volatility(2)	Option term	Vesting period	Expected life	Expected dividend yield(3)	Risk free interest rate(4)
		$	$	$	%	(years)	(years)	(years)%		%
Hurdled	05-Nov-04	2.62	20.68	20.77	18.50	7	3	3	5.30	5.24
Hurdled (CEO)	31-Dec-04	1.98	20.49	20.59	16.50	4	2	2	5.50	5.16
Zero-priced	05-Nov-04	20.70	—	20.77	n/a	2	—	n/a	n/a	n/a
Zero-priced	13-May-05	22.05	—	22.15	n/a	2	—	n/a	n/a	n/a
Zero-priced	07-Nov-05	23.57	—	23.60	n/a	1	—	n/a	n/a	n/a
Performance Rights	18-Nov-05	11.64	—	24.05	15.00	5	3	4	5.00	5.31

(1)

The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options and Performance Rights (other than zero priced options granted to Sir J Anderson, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day the options were granted). The model utilises probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option. In accordance with AASB 2, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non transferability of the options. Under the terms of the Options, the hurdle conditions (outlined in section F11.1) must be met before the options may be exercised during the exercise period.

(2)

Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options.

(3)

In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields.

(4)

The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options.

F10.                        PERFORMANCE SHARE VALUATION

Share type	Grant date	Share value(1)	Share price at grant	ANZ expected volatility(2)	Term of shares	Vesting period	Expected life	Expected dividend yield(3)	Risk free interest rate(4)
		$	$	%	(years)	(years)	(years)%		%
CEO Performance Shares	31-Dec-04	15.02	20.59	16.50	5	2	2	5.40	5.00

(1)

The Binomial Pricing Model (“the model”) is used to assess the value of the Performance Shares. In accordance with AASB 2, the model utilises probability theory to determine the value of the performance shares which also reflects the performance hurdle. Under the terms of the performance shares, the hurdle conditions (outlined in section F11.3) must be met before the shares can vest.

(2)

Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the performance shares.

(3)

In estimating the fair value of the performance shares, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields.

(4)

The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of the performance shares.

F11. LEGACY LONG TERM INCENTIVE (LTI) PROGRAMS

F11.1 Options (Granted prior to October 2005)

Each option has the following features:

•  An exercise price (or for index-linked options, the original exercise price) that is set equal to the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the 1 week prior to and including the date of grant;

•  A maximum life of 7 years and an exercise period that commences 3 years after the date of grant, subject to performance hurdles being cleared. Options are re-tested monthly (if required) after the commencement of the exercise period;

•  Upon exercise, each option entitles the option-holder to one ordinary share;

•  In case of resignation or termination on notice or dismissal for misconduct: options are forfeited;

•  In case of redundancy: options are pro-rated and a grace period is provided in which to exercise the remaining options (with hurdles waived, if applicable);

•  In case of retirement, death or total & permanent disablement: A grace period is provided in which to exercise all options (with hurdles waived, if applicable); and

•  Performance hurdles, which are explained below for each type of option.

Hurdled Options (Hurdled B) (Granted November 2004)

In November 2004 hurdled options were granted with a relative TSR performance hurdle attached.

The proportion of options that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the options becoming exercisable. Performance above median will result in further options becoming exercisable, increasing on a straight-line basis until all of the options become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group.

Comparator Group

AMP Limited
AXA Asia Pacific Holdings Limited
Commonwealth Bank of Australia
Insurance Australia Group Limited
Macquarie Bank Limited
National Australia Bank Limited
QBE Insurance Group Limited
St George Bank Limited
Suncorp-Metway Limited
Westpac Banking Corporation

90

Hurdled Options (Hurdled A) (Granted to Executives from February 2000 until July 2002, and from November 2003 until May 2004. Granted to CEO from December 2001 until December 2004.)

Until May 2004, hurdled options were granted to executives with the following performance hurdles attached. The following performance hurdles also pertain to the options granted to the CEO:

1. Half the options may only be exercised once ANZ’s TSR exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

2. The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

Index-linked options (Granted from October 2002 to May 2003)

Index-linked options have a dynamic exercise price that acts as a built-in performance hurdle, i.e. the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price. They are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price.

F11.2 Deferred Shares (Granted from February 2000)

Deferred Shares granted under the LTI arrangements were designed to reward executives for superior growth whilst also encouraging executive retention and an increase in the Company’s share price.

•  Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•  During the deferral period, the employee is entitled to any dividends paid on the shares;

•  Shares issued under this plan may be held in trust beyond the deferral period;

•  The value used to determine the number of LTI deferred shares to be allocated has been based on the volume weighted average price of the shares traded on the ASX in the week leading up to and including the date of issue;

•  In case of resignation or termination on notice or dismissal for misconduct: LTI shares are forfeited;

•  In case of redundancy: the number of LTI shares that are released is pro rated according to the time held as a proportion of the vesting period; and

•  In case of retirement, death or total & permanent disablement: LTI shares are released to executives.

Deferred Shares no longer form part of ANZ’s Senior Executive LTI program, however there may be circumstances (such as retention) where this type of equity (including Deferred Share Rights) will be issued.

F11.3 Performance Shares (Granted December 2004 to CEO)

In December 2004 Performance Shares were granted to the CEO of ANZ with a relative TSR performance hurdle attached. The proportion of shares that vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the Performance Shares becoming exercisable. Performance above median will result in further Performance Shares becoming exercisable, increasing on a straight-line basis until all of the Performance Shares become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group. No dividends will be payable on the shares until they vest, with the earliest possible vesting date being 31 December 2006.

Comparator Group

AMP Limited
AXA Asia Pacific Holdings Limited
Commonwealth Bank of Australia
Insurance Australia Group Limited
Macquarie Bank Limited
National Australia Bank Limited
QBE Insurance Group Limited
St George Bank Limited
Suncorp-Metway Limited
Westpac Banking Corporation

Signed in accordance with a resolution of the directors

Charles Goode
Director

John McFarlane
Chief Executive Officer

1 November 2006

91

financial statements

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	Consolidated
	2006	2005(3)
	$m	$m
Total income	25,510	21,297
Interest income	22,301	17,719
Interest expense	(15,358)	(11,901)
Net interest income	6,943	5,818
Other operating income	3,015	3,377
Share of joint venture profit from ING Australia and ING New Zealand	138	149
Share of associates profit	56	52
Operating income	10,152	9,396
Operating expenses	(4,531)	(4,418)
Profit before credit impairment and income tax	5,621	4,978
Provision for credit impairment	(407)	(580)
Profit before income tax	5,214	4,398
Income tax expense	(1,522)	(1,220)
Profit for the year	3,692	3,178
Profit attributable to minority interest	4	3
Profit attributable to shareholders of the Company(1),(2)	3,688	3,175
Earnings per ordinary share (cents)
Basic	200.0	169.5
Diluted	194.0	164.4

The notes appearing on pages 96 to 101 form an integral part of these financial statements.

(1)          The results of 2006 include the impact of these significant items:

•      Settlement of ANZ National Bank Limited claims ($14 million profit after tax); and

•      Settlement of NHB insurance claim ($79 million profit after tax).

The results of 2005 include the impact of the significant item:

•      Gain on sale of NBNZ Life ($14 million profit after tax).

(2)          Includes NBNZ incremental integration costs of $26 million (2005: $52 million) after tax.

(3)          The 2005 comparative is not restated for the financial instruments standards being AASB 132, AASB 139 and AASB 4, as permitted under the first time adoption transitional provisions.

92

AustRAlIA AnD neW ZeAlAnD BAnKInG GRoup lIMIteD AnD ContRolleD entItIes

ConsolIDAteD BAlAnCe sHeet

AS AT 30 SEPTEMBER 2006

	Consolidated
	2006	2005(1)
	$m	$m
Assets
Liquid assets	15,019	11,601
Due from other financial institutions	9,665	6,348
Trading securities(2)	9,179	6,285
Derivative financial instruments	9,164	6,511
Available-for-sale assets/investment securities(3)	10,653	10,042
Net loans and advances	255,410	232,490
Customers’ liabilities for acceptances	13,435	13,449
Regulatory deposits	205	159
Share of associates and joint venture entities	2,200	1,926
Deferred tax assets	1,384	1,389
Goodwill and other intangible assets(4)	3,337	3,458
Other assets	5,011	6,173
Premises and equipment	1,109	1,054
Total assets	335,771	300,885
Liabilities
Due to other financial institutions	14,118	12,027
Deposits and other borrowings	204,794	190,322
Derivative financial instruments	8,753	7,006
Liability for acceptances	13,435	13,449
Current tax liabilities	569	199
Deferred tax liabilities	1,384	1,602
Payables and other liabilities	10,679	7,618
Provisions	957	914
Bonds and notes	50,050	39,073
Loan capital	11,126	9,137
Total liabilities	315,865	281,347
Net assets	19,906	19,538
Shareholders’ equity
Ordinary share capital	8,271	8,053
Preference share capital	871	1,858
Reserves	(354)	(46)
Retained earnings	11,084	9,646
Share capital and reserves attributable to shareholders of the Company	19,872	19,511
Minority interest	34	27
Total equity	19,906	19,538

The notes appearing on pages 96 to 101 form an integral part of these financial statements.

(1)           The 2005 comparative is not restated for the financial instruments standards being AASB 132, AASB 139 and AASB 4, as permitted under the first time adoption transitional provisions.

(2)                                  Includes bills held in portfolio $1,569 million (September 2005: $1,182 million).

(3)                                  In 2005 available-for-sale assets were reported as investment securities.

(4)                                  Excludes notional goodwill related to the ING Australia joint venture of $826 million (September 2005: $826 million) and the ING New Zealand joint venture $79 million (September 2005: $82 million).

93

AustRAlIA AnD neW ZeAlAnD BAnKInG GRoup lIMIteD AnD ContRolleD entItIes

stAteMent oF ReCoGnIseD InCoMe AnD eXpense

FoR tHe yeAR enDeD 30 septeMBeR 2006

	Consolidated
	2006	2005
	$m	$m
Items recognised directly in equity(1)

Currency translation adjustments
Exchange differences on translation of foreign operations taken to equity	(203)	(443)

Available-for-sale assets
Valuation gain taken to equity	20	n/a
Cumulative (gain) transferred to the income statement on sale	(8)	n/a

Cash flow hedges
Valuation gain taken to equity	121	n/a
Transferred to income statement for the year	(56)	n/a

Actuarial (loss)/gain on defined benefit plans	(55)	25

Net income/(loss) recognised directly in equity	(181)	(418)

Profit for the year	3,692	3,178

Total recognised income and expense for the year	3,511	2,760

Total recognised income and expense for the year attributable to minority interest	4	3

Total recognised income and expense for the year attributable to shareholders of the Company	3,507	2,757

Effect of adoption of AASB 132 and AASB 139 on shareholders’ equity:(2)	(10)
Available-for-sale reserve	162
Cash flow hedging reserve	(431)
Retained earnings	(279)

The notes appearing on pages 96 to 101 form an integral part of these financial statements.

(1) These items are disclosed net of tax.

(2) No portion is attributable to minority interest.

94

AustRAlIA AnD neW ZeAlAnD BAnKInG GRoup lIMIteD AnD ContRolleD entItIes

ConsolIDAteD stAteMent oF CAsH FloW

FoR tHe yeAR enDeD 30 septeMBeR 2006

	Consolidated
	2006	2005
	$m	$m
	Inflows (Outflows)
Cash flows from operating activities
Interest received	23,014	17,868
Dividends received	53	144
Fee income received	2,082	2,303
Other income received	1,057	1,013
Interest paid	(14,676)	(11,414)
Personnel expenses paid	(2,737)	(2,498)
Premises expenses paid	(379)	(367)
Other operating expenses paid	(2,416)	(2,144)
Recovery from NHB litigation	114	—
Income taxes paid
Australia	(788)	(572)
Overseas	(437)	(500)
Goods and services tax received (paid)	(18)	18
(Increase)/decrease in operating assets
Liquid assets – greater than three months	(1,300)	(728)
Due from other financial institutions	1,318	(371)
Trading securities	(1,681)	(821)
Regulatory deposits	(42)	5
Loans and advances	(26,848)	(28,788)
Increase/(decrease) in operating liabilities
Deposits and other borrowings	16,129	19,856
Due to other financial institutions	1,859	4,972
Payables and other liabilities	541	(1,339)
Net cash (used in) operating activities	(5,155)	(3,363)
Cash flows from investing activities
Net decrease /(increase)
Available-for-sale assets
Purchases	(15,480)	(17,188)
Proceeds from sale or maturity	16,239	17,856
Controlled entities and associates
Purchased (net of cash acquired)	(289)	(208)
Proceeds from sale (net of cash disposed)	14	360
Premises and equipment
Purchases	(250)	(325)
Proceeds from sale	19	86
Other	1,697	(1,719)
Net cash provided by/(used in) investing activities	1,950	(1,138)
Cash flows from financing activities
Net (decrease) increase
Bonds and notes
Issue proceeds	17,506	17,968
Redemptions	(8,949)	(5,025)
Loan capital
Issue proceeds	1,248	1,225
Redemptions	(656)	(93)
Change in minority interest	—	8
Dividends paid	(1,930)	(1,808)
Share capital issues	147	120
Share capital buyback	(146)	(204)
Euro Trust security issue	—	875
Euro Trust issue costs	—	(4)
Net cash provided by financing activities	7,220	13,062
Net cash (used in) operating activities	(5,155)	(3,363)
Net cash provided by/(used in) investing activities	1,950	(1,138)
Net cash provided by financing activities	7,220	13,062
Net increase in cash and cash equivalents	4,015	8,561
Cash and cash equivalents at beginning of year	13,702	7,854
Foreign currency translation on opening balances	2,627	(2,713)
Cash and cash equivalents at end of year	20,344	13,702

The notes appearing on pages 96 to 101 form an integral part of these financial statements.

95

Notes to the Concise Financial Statements

1: BAsIs oF pRepARAtIon oF ConCIse FInAnCIAl RepoRt

This Concise Financial Report has been derived from the Group’s 2006 full Financial Report and is prepared in accordance with the Corporations Act 2001 and Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’. A complete description of the accounting policies adopted by the Group is provided in the 2006 ANZ Financial Report.

The Group revised its accounting policies effective 1 October 2004 to enable the preparation of financial statements that comply with Australian Equivalents to International Financial Reporting Standards(AIFRS). Australian Accounting Standard AASB 1 ‘First-time adoption of Australian Equivalents to International Financial Reporting Standards’ has been applied in preparing the ANZ Financial Report.

The ANZ Financial Report on which this Concise Financial Report is based is the first annual ANZ Financial Report to be prepared in accordance with AIFRS. With the exception of Australian Accounting Standard AASB 132 ‘Financial Instruments: Presentation and Disclosure’, Australian Accounting Standard AASB 139 ‘Financial Instruments: Recognition and Measurement’ and Australian Accounting Standard AASB 4 ‘Insurance Contracts’, comparative figures for 2005 have been restated. The Group has taken the exemption available under AASB 1 to apply AASB 132, AASB 139 and AASB 4 from 1 October 2005.

The presentation currency used in this concise financial report is Australian Dollars.

2: CRItICAl ACCountInG estIMAtes AnD JuDGeMents

The Group has identified the following critical estimates and judgements used in applying accounting policies:

•  Provisions for credit impairment;

•  Special purpose and off-balance sheet entities;

•  Valuation of investment in ING Australia and ING(NZ) Holdings Limited; and

•  Goodwill and valuation of goodwill in ANZ National Bank Limited.

Details of all significant accounting policies and critical accounting estimates and judgements are contained in the 2006 ANZ Financial Report which can be obtained from anz.com.

3: MAJoR events tHIs FInAnCIAl yeAR

•  Simplified Divisional Structure – From 1 May 2006 the Group simplified its structure into the following divisions; Personal, Institutional, New Zealand and Partnerships & Private Bank.

•  Investment in China’s Tianjin City Commercial Bank: During the year ANZ completed a 20% (US$111.4 million) investment in China’s Tianjin City Commercial Bank. ANZ is the first foreign bank to own a 20 per cent shareholding in a Chinese bank.

•  Settlement of the NHB Insurance Claim: During the year ANZ settled its $130 million claim against a number of reinsurers in relation to the National Housing Bank (NHB) matter. $113 million pre-tax profit was recovered in relation to the long running dispute.

•  New Property Strategy: ANZ made a decision during the year to progress a new property strategy with the development of a purpose-built campus in Melbourne by the year 2009.

96

4: ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The 2006 ANZ Financial Report is the Group’s first annual report prepared in accordance with AIFRS. The accounting policies have been consistently applied to all periods presented and the opening AIFRS balance sheet as at 1 October 2004, except in relation to Australian Accounting Standard AASB 132 ‘Financial Instruments: Presentation and Disclosure’, Australian Accounting Standard AASB 139 ‘Financial Instruments: Recognition and Measurement’, and Australian Accounting Standard AASB 4 ‘Insurance Contracts’. The Group has taken the exemption available under Australian Accounting Standard AASB 1 ‘First-time adoption of Australian Equivalents to International Financial Reporting Standards’ to apply these accounting standards from 1 October 2005.

Reconciliations and descriptions of the effect of transition to AIFRS on the Group’s reported income statement, balance sheet and cash flow statement are set out in Note 51 of the ANZ Financial Report. A summary of this information is set out below and on the following page.

Effect of transition to AIFRs
(i) Impact on the balance sheet

	1 Oct 2005	30 Sept 2005	1 Oct 2004
	$m	$m	$m
Total assets under AGAAP	295,966 (1)	295,966 (1)	259,345
Adjustments from 1 October 2004	—	5,090	—
Adjustments from 30 September 2005	4,919	—	—
Credit loss provisioning	184	—	—
Fee revenue	(276)	—	—
Derivative reclassification and accounting	89	—	—
Financial instruments remeasurement	(199)	—	—
Reclassification of StEPS	7	—	—
Accounting for INGA	(138)	—	—
Goodwill	—	224	—
Defined benefit superannuation schemes	—	(7)	59
Share based payments	—	5	—
Securitisation vehicles	—	(388)	5,026
Other	(14)	(5)	5
Total assets under AIFRS	300,538	300,885	264,435
Total liabilities under AGAAP	276,478 (1)	276,478 (1)	241,420
Adjustments from 1 October 2004	—	5,286	—
Adjustments from 30 September 2005	4,869	—	—
Derivative reclassification and accounting	81	—	—
Financial instruments remeasurement	(145)	—	—
Reclassification of StEPS	1,000	—	—
Defined benefit superannuation schemes	—	(31)	200
Share based payments	—	4	24
Securitisation vehicles	—	(388)	5,029
Taxation	—	—	(18)
Other	6	(2)	51
Total liabilities under AIFRS	282,289	281,347	246,706
Total equity under AGAAP	19,488	19,488	17,925
Adjustments to retained earnings
From 1 October 2004	—	71	—
From 30 September 2005	253	—	—
Credit loss provisioning	207	—	—
Fee revenue	(276)	—	—
Derivative accounting	(153)	—	—
Financial instruments remeasurement	(37)	—	—
Reclassification of StEPS	(6)	—	—
Accounting for INGA	(146)	—	—
Goodwill	—	224	—
Defined benefit superannuation schemes	—	24	(141)
Share based payments	—	(63)	(4)
Securitisation vehicles	—	—	(3)
Resetting of reserves	—	—	249
Taxation	—	—	16
Other	(20)	(3)	(46)
Adjustments to reserves
From 1 October 2004	—	(205)	—
From 30 September 2005	(182)	—	—
Credit loss provisioning	(23)	—	—
Derivative accounting	161	—	—
Financial instruments remeasurement	(17)	—	—
Accounting for INGA	8	—	—
Share based payments	—	23	44
Resetting of reserves	—	—	(249)
Adjustments to share capital
From 1 October 2004	—	(62)	—
From 30 September 2005	(21)	—	—
Reclassification of StEPS	(987)	—	—
Share based payments	—	41	(64)
Taxation	—	—	2
Total equity under AIFRS	18,249	19,538	17,729

(1)     Includes restatement of derivative financial assets and liabilities not intended to be settled on a net basis.

97

(ii) Impact on the income statement

2005
$m
Profit attributable to shareholders under AGAAP	3,018
Goodwill amortisation	224
Share based payments	(63)
Other	(4)
Profit attributable to shareholders under AIFRS	3,175

(iii) Impact on the statement of cash flows

The adoption of AIFRS has not resulted in any material adjustments to the statement of cash flows.

5: DIVIDENDS

Ordinary Dividends

	2006		2005
	$m		$m
Interim dividend	1,024		930
Final dividend	1,078	(1)	983	(1)
Bonus option plan adjustment	(34)		(36)
Dividends on ordinary shares	2,068		1,877

(1)   Dividends are not accrued and are recorded when determined. Final dividend of $1,267 million for 2006 not included in above table.

A fully franked final dividend of 69 cents, is proposed to be paid on each fully paid ordinary share on 15 December 2006 (2005: final dividend of 59 cents, paid on 16 December 2005, fully franked). The 2006 interim dividend of 56 cents, paid 3 July 2006, was fully franked (2005: interim dividend of 51 cents paid on 1 July 2005, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2005: 30%).

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $341 million (2005: $78 million), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2006 financial year, $543 million of franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

Restrictions which limit the payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised that a bank under its supervision must consult with it before declaring a coupon payment on a Tier 1 instrument, including a dividend if the bank has incurred a loss, or proposes to pay coupon payments on Tier 1 instruments (including dividends), which exceed the level of current year profits.

Dividend Reinvestment plan

During the year, 3,545,901 ordinary shares were issued at $23.85 per share, and 3,039,401 ordinary shares at $26.50 per share, under the dividend reinvestment plan (2005: 3,900,116 ordinary shares at $19.95 per share, and 3,406,775 ordinary shares at $21.85 per share). All shareholders can elect to participate in the dividend reinvestment plan.

Bonus option plan

Dividends paid during the year have been reduced as a result of certain shareholders participating in the bonus option plan and foregoing all or part of their right to dividends. These shareholders were issued bonus shares.

During the year, 1,384,144 ordinary shares were issued under the bonus option plan (2005: 1,749,584 ordinary shares).

98

Preference Dividends

	2006	2005
	$m	$m
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)(1)	—	66
Euro Trust Securities	27	18
Dividends on preference shares	27	84

(1)   Under AIFRS, the ANZ StEPS issue is now treated as loan capital with distributions being reported as an interest expense in the financial year ended 30 September 2006.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each, raising $1 billion ($987 million net of issue costs of $13 million). ANZ StEPS comprise 2 fully paid securities – an interest paying unsecured note issued by a New Zealand subsidiary (ANZ Holdings (New Zealand) Limited) which is stapled to a fully paid preference share issued by the Company.

Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component of ANZ StEPS. Distributions are reported as interest expense from 1 October 2005 due to the reclassification of the preference securities as loan capital under AIFRS.

Euro Trust Securities

On 13 December 2004, the Group issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (‘Euro Trust Securities’) at €1,000 each into the European market, raising €500 million (A$871 million at the spot rate at the date of issue, net of issue costs). The Euro Trust Securities comprise 2 fully paid securities – an interest paying unsecured note issued by a United Kingdom subsidiary (ANZ Jackson Funding PLC) and a fully paid €1,000 preference share issued by the Company, which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to 3 month EURIBOR rate plus a 66 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component.

99

6: SEGMENT ANALYSIS

For management purposes the Group is organised into three major business segments comprising Personal, Institutional and New Zealand Business. A description of each of the operating business segments, including the types of products and services each segment provides to customers, is detailed in the 2006 ANZ Financial Report.

As the composition of segments has changed over time, September 2005 comparatives have been adjusted to be consistent with the 2006 segment definitions detailed in the 2006 ANZ Financial Report. September 2005 business segment comparatives have not been adjusted for AASB 132 and AASB 139.

BUSINESS SEGMENT ANALYSIS(1), (2)

Consolidated At 30 September 2006	Personal	Institutional	New Zealand Businesses	Other(3)	Consolidated total
	$m	$m	$m	$m	$m
External interest income	9,323	7,393	5,421	164	22,301
External interest expense	(2,663)	(4,774)	(3,450)	(4,471)	(15,358)
Net intersegment interest	(3,647)	(550)	(452)	4,649	—

Net interest income	3,013	2,069	1,519	342	6,943
Other external operating income	1,180	1,245	463	127	3,015
Share of net profit/loss of equity accounted investments	7	15	20	152	194
Net intersegment income	34	(70)	(2)	38	—

Operating income	4,234	3,259	2,000	659	10,152

Profit after income tax	1,256	1,396	683	353	3,688

Total external assets	136,730	119,104	66,064	13,873	335,771

Total external liabilities	67,449	108,686	57,153	82,577	315,865

BUSINESS SEGMENT ANALYSIS(1), (2)

Consolidated At 30 September 2005	Personal	Institutional	New Zealand Businesses	Other(3)	Consolidated total
	$m	$m	$m	$m	$m
External interest income	7,996	4,603	4,779	341	17,719
External interest expense	(2,294)	(3,721)	(3,058)	(2,828)	(11,901)
Adjust for intersegment interest	(3,113)	508	(223)	2,828	—

Net interest income	2,589	1,390	1,498	341	5,818
Other external operating income	1,117	1,680	530	50	3,377
Share of net profit/loss of equity accounted investments	7	5	8	181	201
Net intersegment income	41	(75)	4	30	—

Operating income	3,754	3,000	2,040	602	9,396

Profit after income tax	1,095	1,213	639	228	3,175

Total external assets	122,372	105,455	61,980	11,078	300,885

Total external liabilities	60,350	91,755	55,458	73,784	281,347

(1)   Results are equity standardised.

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3)   Includes Partnerships & Private Bank, Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk Management and Group Financial Management. Also includes the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

100

7: EXCHANGE RATES

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2006		2005
	Closing	Average	Closing	Average
Euro	0.5882	0.6071	0.6325	0.6024
Great British pound	0.3982	0.4150	0.4325	0.4142
New Zealand dollar	1.1455	1.1433	1.0998	1.0847
United States dollar	0.7476	0.7468	0.7623	0.7657

8: EVENTS SINCE THE END OF THE FINANCIAL YEAR

On 1 September 2006, the Group announced that it had agreed to sell Esanda Fleetpartners in Australia and New Zealand to Nikko Principal Investments Australia, the Australian private equity arm of Nikko Cordial Corporation for approximately $380 million. The profit after tax on sale is anticipated to be approximately $130 million. This sale was completed during October 2006. Esanda Fleetpartners contributed approximately $20 million to the Group’s net profit after tax for the year ended 30 September 2006.

There have been no other significant events from 30 September 2006 to the date of this report.

101

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that in their opinion the accompanying Concise Financial Report of the Consolidated Group for the year ended 30 September 2006 complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’ and has been derived from, or is consistent with, the full financial report for the year.

In our declaration in the Group’s 2006 Financial Report required by section 295(4) of the Corporations Act 2001 we declared that:

a) in the directors’ opinion, the financial statements and notes of the Company and the consolidated entity have been prepared in accordance with the Corporations Act 2001, including that they:

i) comply with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii) give a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2006 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

b) in the directors’ opinion, the remuneration disclosures that are contained on pages 70 to 91 of the Remuneration Report in the Directors’ Report found in Part 2 of 2 of the Concise Annual Report 2006 comply with Australian Accounting Standard AASB 124 ‘Related Party Disclosures’ when read in conjunction with the Corporations Act 2001; and

c) the directors have received the declarations required by section 295A of the Corporations Act 2001; and

d) in the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Charles Goode
Director

John McFarlane
Chief Executive Officer
1 November 2006

Independent audit report on concise financial report to the members of Australia and New Zealand Banking Group Limited

SCOPE

We have audited the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the financial year ended 30 September 2006, consisting of the income statement, statement of recognised income and expense, balance sheet, statement of cash flow, accompanying notes 1 to 8 and the accompanying discussion and analysis on the income statement, statement of recognised income and expense, balance sheet and statement of cash flow set out on page 67. We have audited information disclosed by the Company, as permitted by the Corporations Regulations 2001, about the remuneration of directors and executives (‘remuneration disclosures’), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading ‘Remuneration report’ on pages 70 to 91 of the directors’ report and not in the concise financial report. The company’s directors are responsible for the concise financial report and the remuneration report. We have conducted an independent audit of the concise financial report and the remuneration report in order to express an opinion on them to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report and the remuneration report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2006. Our audit report on the full financial report and the remuneration report was signed on 1 November 2006, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2006 complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

KPMG
Melbourne

Michelle Hinchliffe
Partner
1 November 2006

Copy of the auditor’s independence statement

LEAD AUDITOR’S INDEPENDENCE STATEMENT

I state that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 September 2006 there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit, other than contraventions (relating to minor matters rectified within 7 days and reported to the directors) covered by ASIC Class Order 05/910; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG
Melbourne

Michelle Hinchliffe
Partner
1 November 2006

102

shareholder information

Ordinary shares

At 6 October 2006, the twenty largest holders of ordinary shares held 1,061,035,417 ordinary shares, equal to 57.77% of the total issued ordinary capital.

Name	Number of shares	%
1 NATIONAL NOMINEES LIMITED	224,059,389	12.20
2 CHASE MANHATTAN NOMINEES LTD	217,393,315	11.84
3 WESTPAC CUSTODIAN NOMINEES LIMITED	193,204,045	10.52
4 CITICORP NOMINEES PTY LIMITED	93,182,832	5.07
5 ANZ NOMINEES LIMITED	89,258,228	4.86
6 RBC GLOBAL SERVICES AUSTRALIA	52,179,530	2.84
7 COGENT NOMINEES PTY LIMITED	47,922,326	2.61
8 QUEENSLAND INVESTMENT CORPORATION	34,152,561	1.86
9 HKBA NOMINEES LIMITED	21,239,228	1.16
10 AMP LIFE LIMITED	19,410,884	1.06
11 WESTPAC FINANCIAL SERVICES LIMITED	10,887,249	0.59
12 PSS BOARD	9,222,086	0.50
13 POTTER WARBURG NOMINEES PTY LIMITED	8,913,914	0.48
14 UBS NOMINEES PTY LTD	7,250,000	0.39
15 SUNCORP CUSTODIAN SERVICES PTY LIMITED	6,332,335	0.34
16 ANZEST PTY LTD (DEFERRED SHARE PLAN A/C)	6,083,136	0.33
17 IAG NOMINEES PTY LIMITED	5,445,352	0.30
18 VICTORIAN WORKCOVER AUTHORITY	5,126,337	0.28
19 ANZEST PTY LTD (ESAP SHARE PLAN A/C)	4,895,621	0.27
20 AUSTRALIAN FOUNDATION INVESTMENT COMPANY LIMITED	4,877,049	0.27
Total	1,061,035,417	57.77

Distribution of shareholdings

At 6 October 2006 Range of shares	Number of holders	% of holders	Number of shares	% of shares
1 to 1,000	162,364	55.72	71,650,288	3.90
1,001 to 5,000	103,346	35.46	227,422,508	12.38
5,001 to 10,000	15,521	5.33	108,433,556	5.91
10,001 to 100,000	9,739	3.34	205,854,483	11.21
Over 100,000	438	0.15	1,223,214,237	66.60
Total	291,408	100	1,836,575,072	100

At 6 October 2006:

•       there were no entries in the register of Substantial Shareholdings;

•       the average size of holdings of ordinary shares was 6,302 (2005: 6,927) shares; and

•       there were 5,023 holdings (2005: 5,037 holdings) of less than a marketable parcel (less than $500 in value or 19 shares based on the market price of $ 27.42), which is less than 1.73% of the total holdings of ordinary shares.

Voting rights of ordinary shares

The Constitution provides for votes to be cast:

i)             on show of hands, 1 vote for each shareholder; and

ii)          on a poll, 1 vote for each fully paid ordinary share.

On-market buy-back

The Group commenced an on-market buyback of $350 million of ordinary equity on 10 January 2005. The buy-back period was extended to 30 March 2006. The buy-back was completed on 14 March 2006 and the Group had repurchased 15.7 million shares at an average cost of $22.26 per share.

103

Preference Shares — ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

At 6 October 2006, the twenty largest holders of ANZ StEPS held 4,427,873 securities, equal to 44.28% of the total issued securities.

	Number
Name	of securities	%
1 ANZ NOMINEES LIMITED	935,718	9.36
2 NATIONAL NOMINEES LIMITED	840,036	8.40
3 CHASE MANHATTAN NOMINEES LTD	768,498	7.68
4 POTTER WARBURG NOMINEES PTY LIMITED	362,629	3.63
5 CITICORP NOMINEES PTY LIMITED	325,124	3.25
6 UBS NOMINEES PTY LTD	216,366	2.16
7 UCA CASH MANAGEMENT FUND LTD	152,500	1.52
8 WESTPAC CUSTODIAN NOMINEES LIMITED	131,358	1.31
9 WOODROSS NOMINEES PTY LTD	101,185	1.01
10 COGENT NOMINEES PTY LIMITED	93,646	0.94
11 QUESTOR FINANCIAL SERVICES LIMITED (TPS RF A/C)	62,564	0.63
12 RBC GLOBAL SERVICES AUSTRALIA	61,904	0.62
13 TRANSPORT ACCIDENT COMMISSION	60,000	0.60
14 THE AUSTRALIAN NATIONAL UNIVERSITY	50,000	0.50
15 AUSTRALIAN EXECUTOR TRUSTEES LIMITED (NO 1 ACCOUNT)	49,927	0.50
16 SHARE DIRECT NOMINEES PTY LTD (GLOBAL MARKETS ACCOUNT)	46,922	0.47
17 CAMBOOYA PTY LTD	45,269	0.45
18 CITICORP NOMINEES PTY LIMITED (CFSIL CWLTH SPEC 5 A/C)	42,880	0.43
19 RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED (GSJBW A/C)	40,807	0.41
20 UOB KAY HIAN PRIVATE LIMITED (CLIENTS A/C)	40,540	0.41
Total	4,427,873	44.28

Distribution of ANZ StEPS holdings

At 6 October 2006 Range of securities	Number of holders	% of holders	Number of securities	% of securities
1 to 1,000	11,344	93.82	2,984,544	29.85
1,001 to 5,000	631	5.22	1,433,210	14.33
5,001 to 10,000	60	0.50	481,821	4.82
10,001 to 100,000	47	0.39	1,267,011	12.67
Over 100,000	9	0.07	3,833,414	38.33
Total	12,091	100	10,000,000	100

At 6 October 2006: There were 3 holdings (2005: 1 holding) of less than a marketable parcel (less than $500 in value or 5 securities based on the market price of $ 102.00), which is less than 0.03% of the total holdings of StEPS.

voting rights of ANZ steps

A preference share does not entitle its holder to vote at any general meeting of ANZ except in the following circumstances:

a) on a proposal:

i) to reduce the share capital of ANZ;

ii) that affects rights attached to the preference shares;

iii) to wind up ANZ; or

iv) for the disposal of the whole of the property, business and undertaking of ANZ;

b) on a resolution to approve the terms of a buy-back agreement;

c) during the period in which a dividend which has been declared as payable on a dividend payment date has not been paid in full; or

d) during the winding-up of ANZ.

If a poll is conducted on a resolution on which a holder is entitled to vote, the holder has one vote for each preference share held.

104

Employee shareholder information

At the Annual General Meeting in January 1994, shareholders approved an aggregate limit of 7% of all classes of shares and options, which remain subject to the rules of a relevant incentive plan, being held by employees and directors. At 30 September 2006 participants held 2.25% (2005: 2.41%) of the issued shares and options of ANZ under the following incentive plans:

ANZ Employee Share Acquisition Plan;

ANZ Employee Share Save Scheme;

ANZ Share Option Plan;

ANZ Directors’ Share Plan; and

ANZ Directors’ Retirement Benefit Plan.

Stock exchange

The Group’s ordinary shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

The Group’s other stock exchange listings include:

•     Australian Stock Exchange – ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) [ANZ Holdings (New Zealand) Limited and Australia and New Zealand Banking Group Limited]; senior and subordinated debt [Australia and New Zealand Banking Group Limited];

•     Channel Islands Stock Exchange – Subordinated debt [ANZ Jackson Funding PLC];

•     London Stock Exchange – Senior and subordinated debt securities issued off the Euro Medium Term Note program [Australia and New Zealand Banking Group Limited and ANZ National (Int’l) Limited]; senior debt securities issued off the US Medium Term Note program [ANZ National (Int’l) Limited];

•     Luxembourg Stock Exchange – Senior debt [ANZ National Bank Limited] and senior and subordinated debt [Australia and New Zealand Banking Group Limited]; Non-cumulative Trust Securities [ANZ Capital Trust III];

•     New York Stock Exchange – American Depositary Receipts [Australia and New Zealand Banking Group Limited];

•     New Zealand Stock Exchange – Senior and subordinated debt [ANZ National Bank Limited]; and

•     Swiss Stock Exchange – Senior debt [Australia and New Zealand Banking Group Limited].

ANZ StEPS

In September 2003, 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) were issued at an issue price of $100.00 each. Each ANZ StEPS is a stapled security comprising a Preference Share in Australia and New Zealand Banking Group Limited and an unsecured Note issued by ANZ Holdings (New Zealand) Limited. ANZ StEPS are quoted on the Australian Stock Exchange.

American depositary receipts

The Bank of New York is the Depositary for ANZ’s American Depositary Receipt (ADR) program in the United States of America. The ADRs are listed on the New York Stock Exchange. ADR holders should deal directly with the Bank of New York, New York on all matters relating to their ADR holdings, by telephone on 1-888-269-2377 (toll free for domestic callers), 1-610-382-7836 (for international callers) or by email to shareowners@bankofny.com.

Euro Trust Securities

In December 2004, ANZ issued 500,000 Floating Rate Non-cumulative Trust Securities at an issue price of €1,000 each through ANZ Capital Trust III. Each Euro Trust Security represents an interest in a stapled security comprising a Preference Share in Australia and New Zealand Banking Group Limited and an unsecured Note issued by ANZ Jackson Funding PLC. The Euro Trust Securities are quoted on the Luxembourg Stock Exchange, and the unsecured Note is listed on the Channel Islands Stock Exchange but cannot be traded separately from the Euro Trust Securities.

105

glossary of financial terms

Adjusted common equity (ACE) – Tier one capital less preference shares at current rates, deductions from regulatory capital and transitional capital relief as approved by the Australian Prudential Regulation Authority.

AIFRS – Australian Equivalents to International Financial Reporting Standards.

Arrears – a contractually due and payable sum which remains overdue/unpaid.

Assets – resources controlled by the Group. Assets can be in the form of money, such as cash or amounts owed; they can be fixed assets such as property or equipment; or they can be intangibles such as a company’s goodwill, trademarks and patents. For accounting purposes, assets are future economic benefits which are controlled by the entity and result from past transactions or events. For banks, loans are assets.

Available-for-sale securities – comprise non-derivative financial assets which the Group considers to be ‘available for sale’ but which are not considered to be trading securities.

Bonds and notes – the Group’s liability for long-term financing issued in wholesale markets.

Capital adequacy ratio – a measure that compares our regulatory capital with our risk-weighted assets.

Cash earnings per share – earnings per share excluding significant items and non-core items.

Collective provision – Provision for Credit Losses that are inherent in the portfolio but not able to be individually identified; presently unidentified impaired assets. A collective provision may only be recognised when a loss event has already occurred. Losses expected as a result of future events, no matter how likely, are not recognised.

Consolidated balance sheet – a financial statement that reports a company’s assets or resources and the claims against them – including liabilities or obligations of a business and shareholders’ equity.

Cost to income ratio (CTI) – a business efficiency measure. It’s the ratio of our expenses to our income.

Credit rating – a measurement of the credit-worthiness of a business. AAA is the top credit rating accorded by ratings agencies such as Moody’s Investors Service and Standard & Poor’s. The better our credit rating, the cheaper we can borrow money from capital markets. ANZ’s long-term credit rating is AA–.

Credit risk – the potential for loss arising from the failure of a customer or counter-party to meet its contractual obligations.

Customers’ liability for acceptances – the amounts owed to the Group from customers for acceptances, a form of lending.

Deferred tax assets – the future tax savings to the Group as a result of timing differences that arise due to different treatment of transactions under accounting and tax rules.

Deposits and other borrowings – ANZ’s largest liability, this represents ANZ’s obligations to our depositors.

Dividend (final) – the amount of the Company’s after tax earnings determined and paid to shareholders on the day of the Annual General Meeting.

Dividend (interim) – the amount of the Company’s after-tax earnings determined and paid to ordinary shareholders at the beginning of July.

Dividend per share (DPS) – the amount of the Company’s after tax earnings determined and paid to ordinary shareholders. It is usually expressed as a number of cents per share, or as a dividend per share.

Due from other financial institutions – the monies owed to ANZ by other banks and financial institutions.

Earnings per share (EPS) – the amount, in dollars, of earnings divided by the number of shares. For example, if the earnings are $2 million and 1 million shares are outstanding, the earnings per share would be $2.00 ($2 million ÷ 1 million shares = $2.00). The earnings figure is based on profit after tax less preference share dividends.

Economic value added (EVA™) – a measure of risk-adjusted accounting profit. It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits and economic credit costs.

Equity – the residual interest in the assets of a company after deducting all liabilities. As a publicly listed company, our shareholders own these net assets. This is called shareholders’ equity.

Equity standardisation – EVA™ principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against Business Units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Franked dividends – dividends paid by the company out of profits on which the company has already paid Australian tax.

Full-time equivalent (FTE) – our total staff numbers based on the working week. For example, two part-time staff in Australia each working 20 hours a week would be defined as one FTE as their hours add upto 40 hours a week.

106

Goodwill – the remaining amount, of the historic excess over net asset value paid by ANZ for the acquisition of other companies.

Impaired assets – loans or other credit facilities where there is reasonable doubt about the collectibility of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income tax liabilities – the amounts payable in respect of income tax.

Individual provision charge – the amount of impairment of those loans and advances assessed for impairment on an individual basis (as opposed to on a collective basis).

Interest margin – a measure which tells us how much interest we have generated by lending money after accounting for our costs of borrowing that money, either from customers or financial markets. The interest margin is calculated by dividing net interest by average interest-earning assets. This is expressed as a percentage.

Liability – a company’s obligations to a lender, supplier of goods and services, a tax authority and others. For accounting purposes, liabilities are future sacrifices of economic benefits that an entity is obliged to make as a result of past transactions or events. For ANZ, liabilities are largely money we have borrowed to fund our lending activities.

Liability for acceptances – the amount owed to customers who have purchased customer acceptances from the Group.

Liquid assets – the cash or cash equivalents held by ANZ.

Loan capital – the long-term funding that would rank behind other creditors, and ahead of only shareholders in the event of a winding up.

Market capitalisation of ordinary shares – the stock market’s assessment of a company’s value, calculated by multiplying the number of shares on issue by the current share price.

Market risk – the potential loss the Group may incur from changes to interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It also includes the risk that the Group will incur due to increased interest expenses arising from funding requirements during periods of poor market liquidity.

Net loans and advances – ANZ’s largest asset by value, this consists of the loans ANZ has advanced to individuals and organisations, less provision for credit impairment.

Net profit after tax (NPAT) – a company’s net profit after all taxes, expenses and provision for credit impairment have been deducted from the operating income.

Net tangible assets (NTA) – the share capital and reserves attributable to shareholders of the company less preference shares, goodwill and other intangible assets.

Non-performing loans – loans where there is reasonable doubt about the collectibility of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Non-interest income – includes fees, profits on capital markets trading, foreign exchange earnings and any other revenue that is not interest income.

Operating revenue – the income ANZ generates from its activities. This includes net interest, fee income and earnings from capital markets and foreign exchange dealings.

Operational risk – the direct or indirect loss resulting from inadequate or failed internal processes, systems or from external events.

Ordinary and preference share capital – the amounts received when shares were originally subscribed for.

Organic growth – where we have grown assets or liabilities through growth in our existing businesses rather than through acquisition of another company.

Other assets – includes assets that do not fit into the categories listed including interest accrued and not yet received.

Payables and other liabilities – includes various operating creditors and accrued interest payable.

Premises and equipment – the value of all the land, buildings, furniture, equipment, etc. which are owned by the Group.

Profit per full-time employee – productivity measure that shows, on average, how much profit is earned by each full-time equivalent employee.

Provisions – the Group’s accrued obligations for long service leave, annual leave and other obligations, which although known, are not yet payable.

Regulatory deposits – the cash ANZ has deposited at central banks to meet regulatory requirements.

Reserves – retained profits plus surpluses or deficits arising from, for example, foreign exchange gains or losses on offshore operations, available-for-sale securities and cash flow hedging.

Retained earnings – the amount of profits retained by the Group.

Return on equity (ROE) – a calculation which shows the return the company has made on the money ordinary shareholders have invested in ANZ. It is expressed as a percentage.

Risk-weighted assets – the Group’s assets adjusted for the risk of the counter-party.The relative risk weight for each counter-party is determined by the Bank for International Settlements. For example, a mortgage with a LVR (loan to valuation ratio) below 80 per cent carries a risk weighting of just 50 per cent.

Service transfer pricing – is used to allocate services that are provided by central areas of the company to each of its business units.

Shares in associates – ANZ’s investment in companies where the interest is large enough to provide influence rather than control over the company.

Significant items – events which are ‘one-off’ and not expected to be repeated. These are described in detail within the results. Special notations are made for any calculations which either include or exclude these transactions.

Tier one capital – consists of Shareholders’ Equity plus Hybrid Loan Capital, less specific deductions. Tier one capital before deductions is divided into “Fundamental Capital” (Shareholders’ Equity plus some exclusions and deductions) and “Residual Capital” (Hybrid Tier one instruments) with limits required for each category.

Tier two capital – consists of Upper Tier two capital, being provisions for credit impairment, equity accounted profits and reserves, and perpetual subordinated notes, and Lower Tier two capital which is dated subordinated notes. Limits apply to each category and sub-category of Tier two capital.

Total shareholder return (TSR) – the percentage return to ordinary shareholders from share price movements and dividends.

Trading securities – the securities held by ANZ that are regularly bought and sold as part of its normal trading activities with a view to short-term profit taking.

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Australia and New Zealand Banking Group Limited www.anz.com ABN 11 005 357 522

different.

2006 Shareholder Review

our results

2006 INVESTOR SNAPSHOT

Customers

•          Awarded the Best Call Centre in Australia for the third year in a row

•          Number 1 lead bank for Institutional clients in Australia and New Zealand

Communtiy

•          Received the Prime Minister’s Award for Excellence in Community Business Partnership for Impact on a Community

•          We offer staff members eight hours of volunteer leave each year.

Staff

•          Most engaged staff amongst major Australian companies – 60%

•          Named the Leading Organisation for the Advancement of Women in Australia among organisations with more than 500 employees

Shareholders

•          Our net profit attributable to shareholders of the company was $3,688m, and our Cash Earnings Per Share was up 13.2%

•          The total dividend for 2006 was 125 cents, up 13.6%

2006 Investor Snapshot
Chairman’s Report
Chief Executive Officer’s Report
Our Business Performance
Five Year Summary
The Board of Directors
Director and Executive Remuneration 2006
People, Community and the Environment
Information for Shareholders

Investor Snapshot 2006

1

growth

chairman’s report A MESSAGE FROM CHARLES GOODE

Our performance

Our profit after tax for the year ended 30 September 2006 was $3,688 million, up by 16%; our cash profit (adjusted for AIFRS 2005 adjustments and non-core items) was $3,587 million, up 14%; and our profit before provisions was up 10%.

The dividend for the year is 125 cents per share fully franked.

Revenue growth of 8% was the highest for many years. While costs increased by 6% our cost to income ratio fell by 1.0% to 45.6%. The overall credit environment was very favourable with provisions for credit impairment at cyclical lows.

Expansion and Growth

The Personal division achieved exceptional results, with revenue growth of 13% and earnings up 22%. Personal is reaping the benefits of a clear customer proposition – simpler and more convenient banking – along with an expanded branch network, more ATMs and longer opening hours.

In Institutional, good revenue growth of 8% and low credit losses led to growth in earnings of 11%.

In New Zealand, our integration program was successfully completed. The customer base has been maintained and is now growing. We have strong businesses with options for growth.

2

These results are the work of an outstanding group of people: our staff. On behalf of my fellow directors and all shareholders, I thank them for their effort and contribution.

Charles Goode - Chairman

expansion

Turning to East Asia we celebrated 20 years in China and expanded our presence with a 20% investment in Tianjin City Commercial Bank. In Vietnam, ANZ and Sacombank committed to a joint venture, and we launched banking services in Cambodia through ANZ Royal Bank, a joint venture with Royal Group.

The Board

During the year, Dr Roderick Deane retired as an ANZ director, and as Chairman and Director of ANZ National Bank Limited. Dr Deane joined the ANZ Board in 1994 and made a very substantial contribution to our board. We thank Dr Deane and wish him well in retirement.

Outlook

We are optimistic about economic conditions in Australia and New Zealand. While growth in the Australian economy is unlikely to exceed current levels, conditions should still be conducive to reasonable earnings growth. New Zealand’s economy may well be softer over the next two years, but nevertheless we remain confident of the long term future for our New Zealand business. Our position in Asia will continue to grow in importance.

Charles Goode - Chairman

3

difference

chief executive officer’s report A MESSAGE FROM JOHN McFARLANE

ANZ has once again performed well in 2006 for shareholders and we have invested and strengthened our foundation for sustainable growth in future years.

This performance is simply a milestone on a longer journey from the major banks being perceived as the same, to making ANZ “a very different bank”.

It concerns me that many believe all banks are the same. It would not be so prevalent a view if it was not true. Changing this required us to create tangible reasons:

•       Why a customer should deal with us?

•       Why the community should place its trust in us?

•       Why people should invest their working lives in us?

•       Why shareholders should invest in us?

So against the trend of cost-cutting, we decided to invest to make “a very different bank” a reality. This required a major change in emphasis where:

•       People, customers and the community would become the main focus rather than costs and short-term return.

•       We would build a culture and talent base that could not easily be replicated.

•       We could all sleep at night with the level of risk.

4

performance

In particular we recognised that the bank that comes up with ways to serve our customers better would win over the long run. Our progress demonstrates our commitment to simpler and more convenient banking:

•       In 2006 in Australia, we opened a new branch every fortnight and in 2007 we will open a new branch almost every week.

•       In the last four years we added 10,000 new people, including the acquisition of The National Bank of New Zealand.

•       We had a very different acquisition in New Zealand, maintaining separate businesses and brands.

•       With the sizeable opportunity presented by Asia’s economic growth and the interdependence between Australia, New Zealand, and Asia, we have begun a major push into the region, including expanding our business in Tianjin and Shanghai in China.

•       We leveraged the technology and operational capability in Bangalore built over 17 years while maintaining a policy of having customer contact at home in Australia and New Zealand.

•       We received special recognition through the Prime Minister’s Award for Impact on a Community.

I am genuinely pleased with our progress, but realise it is only the beginning. Therefore we are raising the bar on revenue growth and accelerating our efforts to become “a very different bank”. Our achievements in 2006 demonstrate we are well positioned to do so.

All in all it has been a good year for shareholders and I want to thank you all for your continued confidence in us.

John McFarlane - Chief Executive Officer

5

6

Our home markets of Australia and New Zealand represent 90% of the Group’s profit. We have grown our Australian business significantly in recent years, and we are the largest bank in New Zealand.

Pacific – NPAT $113m

New Zealand – NPAT $830m

our focus

A UNIQUE GEOGRAPHICAL PRESENCE

We are the only Australian bank with a significant presence in Asia, and our representation is amongst the largest in the region. We have a number of retail partnerships in the region, and during the year we entered into a new partnership with Tianjin City Commercial Bank in China. We continue to be in discussions with Shanghai Rural Commercial Bank, and hope to conclude these discussions soon.

We remain the number one bank in the Pacific, holding either number one or two position in each market in which operate. We also have a substantial presence in the key financial centres of London and New York.

7

five year summary

	AIFRS		Previous AGAAP
	2006	2005	2004	2003	2002
	$m	$m	$m	$m	$m
Financial Performance
Net interest income	6,943	6,371	5,252	4,311	4,018
Other operating income	3,146	2,935	3,267	2,808	2,796
Operating expenses	(4,605)	(4,340)	(4,005)	(3,228)	(3,153)
Profit before provisions and income tax	5,484	4,966	4,514	3,891	3,661
Provision for credit impairment	(407)	(565)	(632)	(614)	(610)
Income tax expense	(1,486)	(1,247)	(1,147)	(926)	(880)
Minority interest	(4)	(3)	(4)	(3)	(3)
Cash profit(1)	3,587	3,151	2,731	2,348	2,168
Non-core items(1)	101	24	84	—	154
Net profit after tax	3,688	3,175	2,815	2,348	2,322
Financial Position
Assets(2)	335,771	300,885	259,345	195,591	183,105
Net Assets	19,906	19,538	17,925	13,787	11,465
Tier 1 capital ratio(3)	6.8%	6.9%	6.9%	7.7%	7.9%
Return on average ordinary equity(4),(5)	20.1%	19.0%	17.8%	20.6%	21.6%
Cash earnings per share(1),	194.5	171.8	161.1	146.3	134.0
Cost to income ratio	45.6%	46.6%	45.3%	45.1%	46.0%
Shareholder value – ordinary shares
Total return to shareholders (share price movement plus dividends)	17.1%	32.6%	17.0%	6.7%	15.3%
Market capitalisation	49,331	43,834	34,586	27,314	26,544
Dividend	125c	110c	101c	95c	85c
Share price(7) –30 Sep	$26.86	$24.00	$19.02	$17.17	$16.88
Other information
Points of representation(8)	1,265	1,223	1,190	1,019	1,018
No. of employees (full time equivalents)	32,256	30,976	28,755	23,137	22,482
No. of shareholders(9)	291,262	263,467	252,072	223,545	198,716

(1)             ANZ excludes from cash profit significant items, abnormals, ANZ National Bank integration costs and volatility associated with fair value movements relating to economic hedges. ANZ excludes these items to provide a better indication of the core business performance. In addition, the 2005 cash profit result has been calculated on an AIFRS basis that is comparable with 2006, allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The adjustment to restate 2005 to statutory basis is included in non-core items.

(2)             From 1998 to 2001, consolidated assets include the statutory funds of ANZ Life as required by an accounting standard. For the year 2004, consolidated assets include the statutory funds of NBNZ Life Insurance Limited.

ANZ Life was sold in May 2002 and NBNZ Life Insurance Limited was sold on 30 September 2005

(3)             Calculated in accordance with Australian Prudential Regulation Authority requirements effective at the relevant date

(4)             Excludes non-core items and minority interest. The 2005 ratio has been calculated on an AIFRS basis that is comparable with that of 2006

(5)             For the periods 1997 to 2002 the return on average ordinary equity calculation accrues the dividend over the year. From 2003, dividends may no longer be accrued and are not included in the calculation of return on average ordinary equity

(6)             Excludes non-core items. Periods prior to 2005 also exclude goodwill amortisation. The 2005 ratio has been calculated on an AIFRS basis that is comparable with that of 2006

(7)             Periods prior to 2004 adjusted for the bonus elements of the November 2003 Rights Issue

(8)             Includes branches, offices, representative offices and agencies

(9)             From 2000 onwards the number of shareholders does not include the number of employees whose only shares are held by ANZEST Pty Ltd as the trustee for shares issued under the terms of any ANZ employee incentive plan

8

Strong lending growth partly offset by lower interest margins.

Strong lending growth in Mortgages in Australia and New Zealand and in Corporate and Business Banking saw Net Loans and Advances up 9% in 2006.

Increased competition largely in Australian Mortgages, the Institutional Division and New Zealand Deposits were the key drivers of the 9 basis point contraction in Net Interest Margin in 2006.

We continue to have world class efficiency which has permitted us to invest in more people.

Strong income growth enabled continued investment in the business and a reduction of the Cost to Income Ratio to 45.6% in 2006.

An increase in FTEs of 1,280 in 2006 brought the number of new staff employed in the business in the last 4 years to over 10,000.

9

our board

BOARD OF DIRECTORS 2006

Mr C B Goode, AC

B COM (HONS), MBA, HON LLD
(MELB), HON LLD (MONASH)

Chairman
Independent
Non-Executive Director

Non-executive director since July 1991. Mr Goode was appointed Chairman in August 1995 and is an ex officio member of all Board Committees.

Experience and expertise

Mr Goode has a background in the finance industry and has been a professional non-executive director since 1989. Mr Goode brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Age 68
Residence Melbourne.

Mr J McFarlane, OBE

MA, MBA, SFFIN, FSI,
FHKIB, FRSA

Chief Executive Officer

Chief Executive Officer since October 1997. Mr McFarlane is also a Director of ANZ’s largest subsidiary, ANZ National Bank Limited in New Zealand.

Experience and expertise

Mr McFarlane brings broad leadership, management and banking skills following a 31-year career in banking. Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank in the United Kingdom and Managing Director of Citicorp Investment Bank Ltd.

Age 59
Residence Melbourne.

Dr G J Clark

PHD, BSC (HONS), FAP, FTSE

Independent
Non-Executive Director
Chairman of the
Technology Committee

Non-executive director since February 2004. Dr Clark is a member of the Governance Committee.

Experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Age 63, Residence Based
in New York, United States
of America but also
resides in Sydney.

Mr J K Ellis

MA, FAICD, HON FIE AUST, FAUS
IMM, FTSE, HON DR ENG (CQU)

Independent
Non-Executive Director

Non-executive director since October 1995. Mr Ellis is a member of the the Audit Committee. Mr Ellis’ term as Chairman of the Risk Committee ended on 30 September 2006 at which time he assumed the role of a Risk Committee member.

Experience and expertise

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Age 69
Residence Melbourne.

10

The Board is responsible to shareholders for the governance of ANZ, and oversees its operations and financial performance. It sets the strategic direction and financial objectives, determines the appropriate risk appetite for the organisation, and monitors operational performance. It also monitors compliance in terms of ethical standards and regulatory requirements. The Board appoints the Chief Executive Officer and regularly reviews his performance.

Mr D M Gonski, AO

B COM, LLB, S.I.A. (AFF),
FAICD, FCPA

Independent
Non-Executive Director
Chairman of the
Governance Committee

Non-executive director since February 2002. Mr Gonski is a member of the Risk Committee.

Experience and expertise

A lawyer, Mr Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Age 53
Residence Sydney.

Ms M A Jackson, AC

B EC, MBA, HON LLD (MONASH),
FAICD, FCA

Independent
Non-Executive Director
Chairman of the People
Committee

Non-executive director since March 1994. Ms Jackson is a member of the Audit Committee.

Experience and expertise

A Chartered Accountant, with significant financial expertise, Ms Jackson has broad commercial and industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Age 53
Residence Melbourne.

Mr D E Meiklejohn

B COM, DIP. ED, FCPA,
FAICD, FAIM

Independent
Non-Executive Director
Chairman of the Audit
Committee

Non-executive director since October 2004. Mr Meiklejohn is a member of the Governance Committee and Risk Committee.

Experience and expertise

Mr Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Age 64
Residence Melbourne.

Mr J P Morschel

DIPS, FAIM

Independent
Non-Executive Director
Chairman of the Risk
Committee

Non-executive director since October 2004. Mr Morschel is a member of the Risk Committee and, on 1 October 2006, became its Chairman. He is also a member of the People Committee.

Experience and expertise

Mr Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Age 63
Residence Sydney.

For listings of current directorships visit our website

www.anz.com>about anz>corporate governance

11

director and executive remuneration 2006

	Short Term		Long Term
	Employee	Post-	Employee	Share Based
Director Remuneration	Benefits	Employment	Benefits	Payments	Total
	$	$	$	$	$
C Goode Independent Non Executive Director, Chairman	699,842	12,276	—	—	712,118
G Clark Independent Non Executive Director	217,796	12,276	—	—	230,072
R Deane (retired 30 June 2006) Independent Non Executive Director	282,016	9,104	—	—	291,120
J Ellis Independent Non Executive Director	248,477	12,276	—	—	260,753
D Gonski Independent Non Executive Director	229,742	12,276	—	—	242,018
M Jackson Independent Non Executive Director	248,500	12,276	—	—	260,776
D Meiklejohn Independent Non Executive Director	249,866	12,276	—	—	262,142
J Morschel Independent Non Executive Director	235,264	—	—	—	235,264
Total Non Executive Directors	2,411,503	82,760	—	—	2,494,263
J McFarlane Chief Executive Officer – Executive Director	4,710,617	428,700	59,376	2,066,960	7,265,653
Total of all Directors	7,122,120	511,460	59,376	2,066,960	9,759,916
Disclosed Executives(1)
R Edgar(2) Senior Managing Director	1,651,856	49,725	37,607	996,030	2,735,218
E Funke Kupper (resigned effective 1 Feb 2006) Group Managing Director, Asia Pacific	236,593	14,663	—	551,566	802,822
B Hartzer Group Managing Director, Personal	2,243,266	58,500	40,575	661,114	3,003,455
G Hodges(3) Chief Executive, ANZ National Bank Ltd (NZ)	1,808,786	7,459	48,447	584,187	2,448,879
P Marriott Chief Financial Officer	1,928,931	52,650	34,830	750,228	2,766,639
S Targett Group Managing Director, Institutional	1,942,913	58,500	20,020	1,471,726	3,493,159
P Hodgson Chief Risk Officer	1,532,706	43,875	11,716	447,593	2,035,890
Total Disclosed Executives	11,345,051	285,372	193,195	5,462,444	17,286,062

(1)             For the year ended 30 September 2006, remuneration details of the Key Mangement Personnel (KMP) identified as executives of the Group (as required under AASB 124) and the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001), other than the Chief Executive Officer.

(2)             R Edgar was the Chief Operating Officer prior to October 2005.

(3)             Prior to November 2005, G Hodges was the Group Managing Director Corporate. Between 1 November 2005 and 31 December 2005, he was the Chief Executive Designate (New Zealand), with his position changing to Chief Executive, ANZ National Bank Limited, New Zealand effective 1 January 2006.

12

ANZ has the most engaged workforce of all major Australian companies.

ANZ received the Special Award for Impact on the Community in the 2006 Prime Minister’s Awards for Excellence in Community Business Partnerships.

ANZ has set itself apart among the FT500 by enacting a commendable response to global climate change.

Paul Dickinson

Carbon Disclosure

Project Co-ordinator

our people

ANZ has long taken a very different approach to people. The people who work for us invest a large part of their lives in ANZ. In return, we aim to provide a workplace where values are real and respected, and where staff engagement is at a world-class level. Our goal is a vibrant, energetic and high performing culture– and we’re well on the way to achieving it.

2007 Goals

•       Launch a new learning facility for ANZ employees.

•       Improve our performance on the ANZ Engagement and Culture Survey.

our community

Our community investment strategy focuses on addressing the major social issues that affect the financial services industry, in particular financial literacy and inclusion. We also provide opportunities for our people to support causes that matter to them.

2007 Goals

•       Enable 1,500 people to participate in Saver Plus and reach 20,000 people through MoneyMinded.

•       Achieve 60,000 hours of staff volunteering and 15% participation in workplace giving.

our environment

We have an obligation to operate in a way that seeks to minimise the social and environmental impacts associated with our business, while at the same time enabling opportunities for positive social and economic development.

2007 Goals

•       Achieve our target to reduce our environmental footprint by a minimum of 5% by 2007.

•       Continue to improve supply chain reporting and expand the reach of our Sustainable Procurement Policy.

13

important dates for shareholders*

Date	Event
15 December 2006	Annual General Meeting-Sydney
15 December 2006	Final Dividend Payment Date
26 April 2007	Interim Results Announcement
14 May 2007	Interim Dividend Ex-Date
18 May 2007	Interim Dividend Record Date
2 July 2007	Interim Dividend Payment Date
25 October 2007	Annual Results Announcement
8 November 2007	Final Dividend Ex-Date
14 November 2007	Final Dividend Record Date
18 December 2007	Final Dividend Payment Date
18 December 2007	Annual General Meeting-Perth

* If there are any changes to these dates, the Australian Stock Exchange will be notified accordingly.

handy contacts

ANZ

Registered Office

Level 6

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6141

Facsimile +613 9273 6142

Company Secretary: Tim L’Estrange

Investor Relations

Level 22

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6466

Facsimile +613 9273 4899

investor.relations@anz.com

share registery

Australia

GPO Box 2975

Melbourne VIC 3001

Australia

Telephone 1800 11 33 99 /+613 9415 4010

Facsimile +613 9473 2500

anzshareregistry@computershare.com.au

New Zealand

Private Bag 92119

Auckland 1020

New Zealand

Telephone 0800 174 007

Facsimile +649 488 8787

United Kingdom

PO Box 82

The Pavilions

Bridgwater Road

Bristol BS99 7NH

Telephone +44 870 702 0000

Facsimile +44 870 703 6101

Australia and New Zealand Banking Group Limited www.anz.com ABN 11 005 357 522

the rewards
of being different.

ANZ Financial Report 2006

financial report

Income Statements

Balance Sheets

Statements of Recognised Income and Expense

Cash Flow Statements

Notes to the Financial Statements

1	Significant Accounting Policies
2	Critical Estimates and Judgements Used in Applying Accounting Policies
3	Income
4	Expenses
5	Compensation of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Derivative Financial Instruments
13	Available-for-sale Assets and Investment Securities
14	Net Loans and Advances
15	Impaired Financial Assets
16	Provision for Credit Impairment
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill and Other Intangible Assets
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Reserves and Retained Earnings
32	Minority Interests
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Financial Risk Management
36	Interest Rate Risk
37	Fair Value of Financial Assets and Financial Liabilities
38	Segment Analysis
39	Notes to the Cash Flow Statements
40	Controlled Entities
41	Associates
42	Interests in Joint Venture Entities
43	Fiduciary Activities
44	Commitments
45	Contingent Liabilities, Contingent Assets and Credit Related Commitments
46	Superannuation and Other Post Employment Benefit Schemes
47	Employee Share and Option Plans
48	Key Management Personnel Disclosures
49	Transactions with Other Related Parties
50	Exchange Rates
51	Impact of Adopting Australian Equivalents to International Financial Reporting Standards
52	Events Since the End of the Financial Year

Directors’ Declaration

Independent Audit Report

Financial Information

1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Provision for Credit Impairment – Industry Analysis
6	Short Term Borrowings
7	Capital Management

Glossary

Alphabetical Index

Income statements for the year ended 30 September

		Consolidated		The Company
		2006	2005(3)	2006	2005(3)
	Note	$m	$m	$m	$m
Total income	3	25,510	21,297	17,914	14,037
Interest income	3	22,301	17,719	14,618	10,948
Interest expense	4	(15,358)	(11,901)	(10,341)	(7,648)
Net interest income		6,943	5,818	4,277	3,300
Other operating income	3	3,015	3,377	3,296	3,089
Share of joint venture profit from ING Australia and ING New Zealand	3	138	149	—	—
Share of associates profit	3	56	52	—	—
Operating income		10,152	9,396	7,573	6,389
Operating expenses	4	(4,531)	(4,418)	(3,250)	(3,126)
Profit before credit impairment and income tax		5,621	4,978	4,323	3,263
Provision for credit impairment	16	(407)	(580)	(278)	(388)
Profit before income tax		5,214	4,398	4,045	2,875
Income tax expense	6	(1,522)	(1,220)	(871)	(700)
Profit for the year		3,692	3,178	3,174	2,175
Profit attributable to minority interests		4	3	—	—
Profit attributable to shareholders of the Company(1),(2)		3,688	3,175	3,174	2,175
Earnings per ordinary share (cents)
Basic	8	200.0	169.5	n/a	n/a
Diluted	8	194.0	164.4	n/a	n/a

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

(1)             The results of 2006 include the impact of these significant items:

•       Settlement of ANZ National Bank claims ($14 million profit after tax), Company (NIL)

•       Settlement of NHB insurance claim ($79 million profit after tax), Group and Company

The results of 2005 include the impact of the significant item:

•       Gain on sale of NBNZ Life ($14 million profit after tax), Company (NIL)

(2)             Includes NBNZ incremental integration costs of $26 million (2005: $52 million) after tax.

(3)             2005 comparatives are not restated for the financial instruments standards being AASB 132, AASB 139 and AASB 4, as permitted under the first time adoption transitional provisions.

Balance sheets as at 30 September

		Consolidated		The Company
	Note	2006	2005(1)	2006	2005(1)
		$m	$m	$m	$m
Assets
Liquid assets	9	15,019	11,601	10,427	7,191
Due from other financial institutions	10	9,665	6,348	6,253	3,452
Trading securities(2)	11	9,179	6,285	7,508	5,309
Derivative financial instruments	12	9,164	6,511	8,787	6,027
Available-for-sale assets/investment securities(3)	13	10,653	10,042	8,657	5,301
Net loans and advances	14	255,410	232,490	172,155	153,361
Customer’s liabilities for acceptances		13,435	13,449	13,425	13,449
Due from controlled entities		—	—	9,418	8,625
Regulatory deposits	17	205	159	132	113
Shares in controlled entities	18	—	—	11,424	11,998
Shares in associates and joint venture entities	18	2,200	1,926	307	92
Deferred tax assets	19	1,384	1,389	867	806
Goodwill and other intangible assets(4)	20	3,337	3,458	419	422
Other assets	21	5,011	6,173	2,690	2,833
Premises and equipment	22	1,109	1,054	527	495
Total assets		335,771	300,885	252,996	219,474

Liabilities
Due to other financial institutions	23	14,118	12,027	11,652	9,029
Deposits and other borrowings	24	204,794	190,322	128,321	113,089
Derivative financial instruments	12	8,753	7,006	8,442	6,322
Liability for acceptances		13,435	13,449	13,425	13,449
Due to controlled entities		—	—	12,556	11,694
Current tax liabilities	25	569	199	701	281
Deferred tax liabilities	25	1,384	1,602	999	1,211
Payables and other liabilities	26	10,679	7,618	8,823	5,472
Provisions	27	957	914	688	650
Bonds and notes	28	50,050	39,073	39,839	32,739
Loan capital	29	11,126	9,137	10,251	8,452
Total liabilities		315,865	281,347	235,697	202,388
Net assets		19,906	19,538	17,299	17,086

Equity
Ordinary share capital	30	8,271	8,053	8,271	8,053
Preference share capital	30	871	1,858	871	1,858
Reserves	31	(354)	(46)	(16)	(135)
Retained earnings	31	11,084	9,646	8,173	7,310
Share capital and reserves attributable to shareholders of the Company		19,872	19,511	17,299	17,086
Minority interests	32	34	27	—	—
Total Equity		19,906	19,538	17,299	17,086

Commitments	44
Contingent liabilities, contingent assets and credit related commitments	45

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

(1)	2005 comparatives are not restated for the financial instruments standards being AASB 132, AASB 139 and AASB 4, as permitted under the first time adoption transitional provisions.
(2)	Includes bills held in portfolio $1,569 million (September 2005: $1,182 million).
(3)	In 2005 available-for-sale assets were reported as investment securities.
(4)	Excludes notional goodwill related to the ING Australia joint venture of $826 million (September 2005: $826 million) and the ING New Zealand joint venture of $79 million (September 2005: $82 million).

Statements of recognised income and expense for the year ended 30 September

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Items recognised directly in equity(1)

Currency translation adjustments
Exchange differences on translation of foreign operations taken to equity	(203)	(443)	97	(213)

Available-for-sale assets
Valuation gain taken to equity	20	n/a	15	n/a
Cumulative (gain) transferred to the income statement on sale	(8)	n/a	(7)	n/a

Cash flow hedges
Valuation gain taken to equity	121	n/a	36	n/a
Transferred to income statement for the year	(56)	n/a	(7)	n/a

Actuarial (loss)/gain on defined benefit plans	(55)	25	(54)	23
Net income/(loss) recognised directly in equity	(181)	(418)	80	(190)

Profit for the year	3,692	3,178	3,174	2,175
Total recognised income and expense for the year	3,511	2,760	3,254	1,985

Total recognised income and expense for the year attributable to minority interests	4	3	—	—
Total recognised income and expense for the year attributable to shareholders of the Company	3,507	2,757	3,254	1,985

Effect of adoption of AASB 139:(2)
Available-for-sale reserve	(10)	n/a	(11)	n/a
Hedging reserve	162	n/a	11	n/a
Retained earnings	(431)	n/a	(201)	n/a
	(279)	n/a	(201)	n/a

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

(1)          These items are disclosed net of tax (refer Note 6).

(2)          No portion is attributable to minority interests.

Cash flow statements for the year ended 30 September

			Consolidated		The Company
	Note		2006	2005	2006	2005
			$m	$m	$m	$m

Cash flows from operating activities
Interest received			23,014	17,868	14,623	10,926
Dividends received			53	144	1,151	475
Fee income received			2,082	2,303	1,434	1,340
Other income received			1,057	1,013	1,273	1,517
Interest paid			(14,676)	(11,414)	(9,311)	(7,541)
Personnel expenses paid			(2,737)	(2,498)	(1,887)	(1,702)
Premises expenses paid			(379)	(367)	(262)	(251)
Other operating expenses paid			(2,416)	(2,144)	(1,154)	(931)
Recovery from NHB litigation			114	—	114	—
Income taxes paid
Australia			(788)	(572)	(793)	(434)
Overseas			(437)	(500)	(46)	(37)
Goods and services tax received (paid)			(18)	18	—	—
(Increase)/decrease in operating assets
Liquid assets – greater than three months			(1,300)	(728)	(441)	(631)
Due from other financial institutions			1,318	(371)	177	(180)
Trading securities			(1,681)	(821)	(182)	(523)
Regulatory deposits			(42)	5	(17)	22
Loans and advances			(26,848)	(28,788)	(18,732)	(20,599)
Increase/(decrease) in operating liabilities
Deposits and other borrowings			16,129	19,856	14,736	14,085
Due to other financial institutions			1,859	4,972	2,462	3,422
Payables and other liabilities			541	(1,339)	1,221	(1,375)
Net cash (used in)/provided by operating activities	39	(a)	(5,155)	(3,363)	4,366	(2,417)
Cash flows from investing activities
Net (increase)/decrease
Available-for-sale assets
Purchases			(15,480)	(17,188)	(16,880)	(13,873)
Proceeds from sale or maturity			16,239	17,856	13,695	14,421
Controlled entities and associates
Purchased (net of cash acquired)			(289)	(208)	(230)	—
Proceeds from sale (net of cash disposed)			14	360	10	—
Premises and equipment
Purchases			(250)	(325)	(161)	(277)
Proceeds from sale			19	86	12	1
Other			1,697	(1,719)	(239)	(2,370)
Net cash provided by/(used in) investing activities			1,950	(1,138)	(3,793)	(2,098)
Cash flows from financing activities
Net increase (decrease)
Due from/to controlled entities			—	—	66	1,085
Bonds and notes
Issue proceeds			17,506	17,968	14,316	13,691
Redemptions			(8,949)	(5,025)	(8,873)	(4,665)
Loan capital
Issue proceeds			1,248	1,225	1,188	1,225
Redemptions			(656)	(93)	(626)	—
Change in minority interests			—	8	—	—
Dividends paid			(1,930)	(1,808)	(1,903)	(1,724)
Share capital issues			147	120	147	120
Share capital buyback			(146)	(204)	(146)	(204)
Euro Trust security issue			—	875	—	875
Euro Trust issue costs			—	(4)	—	(4)
Net cash provided by financing activities			7,220	13,062	4,169	10,399
Net cash (used in)/provided by operating activities			(5,155)	(3,363)	4,366	(2,417)
Net cash provided by/(used in) investing activities			1,950	(1,138)	(3,793)	(2,098)
Net cash provided by financing activities			7,220	13,062	4,169	10,399
Net increase in cash and cash equivalents			4,015	8,561	4,742	5,884
Cash and cash equivalents at beginning of year			13,702	7,854	7,899	4,242
Foreign currency translation on opening balances			2,627	(2,713)	929	(2,227)
Cash and cash equivalents at end of year	39	(b)	20,344	13,702	13,570	7,899

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

Notes to the financial statements

1: Significant Accounting Policies

i) Basis of preparation

These consolidated financial statements comprise a general purpose financial report and:

•       comply with the accounts provisions  of the Banking Act 1959

•       have been prepared in accordance with the Australian equivalents to the International Financial Reporting Standards (AIFRS), other authoritive pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

•       are presented in Australian dollars

•       have been prepared in accordance with the historical cost convention except that the following assets and liabilities are stated at their fair value: derivative financial instruments, including the fair value of any applicable underlying exposure; assets treated as available-for-sale; financial instruments held for trading; term funding instruments including specific bonds and notes; and defined benefit plan assets and liabilities.

The preparation of the financial report requires the use of management judgement, estimates and assumptions that affect reported amounts and the application of policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable. Actual results may differ from these estimates. Discussion of these critical accounting treatments, which include complex or subjective decisions or assessments, are covered within Note 2. Such estimates may require review in future periods.

The Parent entity is an entity of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 (as amended). Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

The financial report was authorised for issue by the directors on 1 November 2006.

International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards issued by the AASB, being AIFRS. The Group revised its accounting policies effective 1 October 2004 to enable the preparation of financial statements that comply with AIFRS. This is the Group’s first annual financial report prepared in accordance with AIFRS. AASB 1: ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ has been applied in preparing these financial statements. An explanation of how the transition from superseded policies to AIFRS has impacted the Group’s reported financial position, financial performance and cash flow, is set out in Note 51.

The accounting policies have been consistently applied by all consolidated entities and to all periods presented in the consolidated financial report, and the opening AIFRS balance sheet as at 1 October 2004, except for those policies relating to standards for which comparatives are not restated, as permitted under the first time adoption transitional provisions of AASB 1. The standards are AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, and AASB 4: ‘Insurance Contracts’. Policies applied in respect of the period 1 October 2004 to September 2005 prior to the adoption of these standards are set out as ‘comparative accounting policy’ throughout this note.

The Group has elected to early adopt the following accounting standards and amendments:

•       AASB 119: ‘Employee Benefits’ (December 2004)

•       AASB 2004-3: ‘Amendments to Australian Accounting Standards’ (December 2004) amending AASB 1, AASB 101: ‘Presentation of Financial Statements’ and AASB 124: ‘Related Party Disclosures’

•       AASB 2005-3: ‘Amendment to Australian Accounting Standards’ (June 2005) amending AASB 119: ‘Employee Benefits’ (December 2004)

•       AASB 2005-4: ‘Amendments to Australian Accounting Standards’ (June 2005) amending AASB 139: ‘Financial Instruments: Recognition and Measurement’, AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 1: ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ (July 2004), AASB 1023: ‘General Insurance Contracts’ and AASB 1038: ‘Life Insurance Contracts’.

The following standards and amendments were available for early adoption but have not been applied by the Group in these financial statements:

•       AASB 7: ‘Financial Instruments: Disclosure’. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

•       AASB 2005-1: ‘Amendments to Australian Accounting Standards’ (May 2005) amending AASB 139. AASB 2005-1 is applicable for annual reporting periods beginning on or after 1 January 2006.

•       AASB 2005-9: ‘Amendments to Australian Accounting Standards’ (September 2005) replacing the presentation requirements for financial instruments in AASB 132. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006.

•       AASB 2005-10: ‘Amendments to Australian Accounting Standards’ (September 2005) makes consequential amendments to AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 101: ‘Presentation of Financial Statements’, AASB 114: ‘Segment Reporting’, AASB 117: ‘Leases’, AASB 133: ‘Earnings per Share’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, AASB 1, AASB 4, AASB 1023: ‘General Insurance Contracts’ and AASB 1038: ‘Life Insurance Contracts’ arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the Group as the standard and the amendment are only concerned with disclosures.

AASB 7 requires the disclosure of the significance of financial instruments on an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. AASB 2005-10 amendments arise from the release of AASB 7 and are only applicable when an entity adopts AASB 7.

AASB 2005-1 permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements.

As a result of the amendments introduced by AASB 2005-1, the Group can no longer designate NZD denominated revenues of its New Zealand subsidiary as hedged items. The realised gains on the hedges of future years’ revenues of approximately $141 million (net of tax) are included in the hedging reserve in equity at 30 September 2006. In line with AIFRS requirements, these gains (which would have otherwise been transferred to the income statement in future years as the hedged transactions occurred) were transferred directly to retained earnings at 1 October 2006.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the Group as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and the Group. However, the quantification of the impact is not yet known or reasonably estimable. An exercise to quantify the financial impact is currently being undertaken by the Company and the Group.

ii) Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and all of its controlled entities where it is determined that there is a capacity to control.

Where controlled entities have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

Control means the power to govern directly or indirectly the financial and operating policies of an entity so as to obtain benefits from its activities. Control is usually present when an entity has: power over more than one-half of the voting rights of the other entity; power to govern the financial and operating policies of the other entity; power to appoint or remove the majority of the members of the board of directors or equivalent governing body; or power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the entity. In addition, potential voting rights that are presently exercisable or convertible are taken into account. However, all the facts of a particular situation are considered when determining whether control exists. In relation to special purpose entities, such control is also deemed to exist even where an entity owns less than a majority of the shareholder or Board voting power of such companies, provided that the following factors exist:

•       the majority of the benefits from their activities accrue to the entity

•       the entity has the majority of the residual risks and rewards of the special purpose entity.

Further detail on special purpose entities is provided in note 2(i).

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities.

The Group’s share of results of associates and joint venture entities is included in the consolidated income statement. Shares in associates and joint venture entities are stated in the consolidated balance sheet at cost plus the Group’s share of post acquisition net assets. Interests in associates and joint ventures are reviewed annually for impairment primarily using a discounted cash flow methodology. In the course of completing this impairment review other methodologies are considered to determine the reasonableness of the valuation, including the multiples of earnings methodology.

In the Company’s financial statements, investments in associates and joint venture entities are carried at cost.

All significant activities of the Group, with the exception of the ING Australia Joint Venture, are operated through wholly owned controlled entities.

Derecognition

The Group enters into transactions where it transfers assets recognised on its balance sheet but retains either all risks and rewards of the transferred assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred assetsare not derecognised from the balancesheet. The main types of financial assets that do not qualify for derecognition are debt securities held by counterparties as collateral under repurchase agreements, equity securities lent under securities lending agreements and securitised assets.

In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognises the asset if control over the asset is lost. The rights and obligations retained in the transfer are recognised separately as assetsand liabilities as appropriate. In transfers where control over the asset is retained, the Group continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

iii) Foreign currency

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The consolidated financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.

Translation differences on non-monetary items, such as derivatives measured at fair value through profit or loss, are reported as part of the fair value gain or loss on these items. For 2006, translation differences on non-monetary items measured at fair valuethrough equity, such as equities classified as available-for-sale financial assets, are included in the available-for-sale reserve in equity.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from (i) the settlement of such transactions, and (ii) the translationat year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Foreign operations

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy), that have a functional currency different from the Group’s presentation currency, are translated into the Group’s presentation currency as follows:

(i) assets and liabilities of each foreign operation are translated at the rates of exchange ruling at balance date;

(ii) revenue and expenses of each foreign operation are translated at the average exchange rate for the period, unless this average is not a reasonable approximation of the rate prevailing on transaction date, in which case revenue and expenses are translated at the exchange rate ruling at transaction date; and

(iii) all resulting exchange differences are recognised in the foreign currency translation reserve.

On consolidation, exchange differences arising from borrowings and other currency instruments designated as hedges of net investment in foreign operations, are taken to the foreign currency translation reserve.

When a foreign operation is disposed, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the rate ruling at balance date.

iv) Interest income and interest expense

Current accounting policy

Interest income and interest expense are recognised in the income statement as they accrue, using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or financial liability and allocates the interest income or interest expense, including fees and directly related transaction costs that are an integral part of the effective interestrate, over the expected life of the financialinstrument. Income and expense on thefinancial instruments are recognised onan effective yield basis in proportion to the amount outstanding over the period to maturity or repayment.

Loan commitment fees, together with related direct costs, are deferred and recognised as an adjustment to the interest yield on the loan once drawn or immediately to the income statement for expired commitments.

Fees and commissions payable to brokers in respect of originating lending business, where these are direct and incremental costs related to the issue of a financial instrument, are deferred in other assets and recognised in interest income as part of the effectiveinterest rate.

Comparative period policy

Interest on amounts outstanding is accounted for on an accruals basis with the exception of interest on non-accrual loans as set out in note 1(x) under comparative period policy.

v) Fee and commission income

Current accounting policy

Fees and commissions that are integral to the effective interest rate of a financial asset or liability are included in the determination of the effective interest rate.

Fees and commissions that relate to the execution of a significant act (for example, advisory or arrangement services, placement fees and underwriting fees) are recognised when the significant act has been completed.

Fees charged for providing ongoing services (for example, maintaining and administering existing facilities) are recognised as income over the period the service is provided.

Comparative period policy

Fee and commission income is brought to account on an accruals basis. Certain yield-related front-end application fees received are deferred and accrued to income as an adjustment to yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires.

vi) Offsetting of income and expenses

Income and expenses are not offset unless required or permitted by an accounting standard. At the Group level, this generally arises in the following circumstances:

•       where transaction costs form an integral part of the effective interest rate of a financial instrument which is measured at amortised cost, these are offset against the interest income generated by the financial instrument

•       where gains and losses relating to fair value hedges are assessed as being effective

•       where gains and losses from a group of similar transactions are reported on a net basis, such as foreign exchange gains and losses

•       where amounts are collected on behalf of third parties,

•       where the Group is acting as an agent only, or

•       where costs are incurred on behalf of customers from whom the Group is reimbursed.

vii) Trading securities and other financial assets at fair value through profit or loss

Current accounting policy

Trading securities and other financial instruments acquired principally for the purpose of selling in the short-term or which are a part of a portfolio which is managed for short-term profit-taking are initially recognised and subsequently measured in the balance sheet at their fair value.Additionally, this valuation basis is used as an alternative to hedge accounting for certain financial instruments where certain conditions are met.

Changes in the fair value (gains or losses) of these financial instruments are recognised in the income statement in the period in which they occur.

Comparative period policy

Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the income statement.

viii) Derivative financial instruments

Current accounting policy

Derivative financial instruments are contracts whose value is derived from one or more underlying price, index or other variable. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Derivative financial instruments are entered into for trading purposes (including customer-related reasons), or for hedging purposes (where the derivative instruments are used to hedge the Group’s exposures to interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-trading positions).

Derivative financial instruments are recognised initially at fair value with gains or losses from subsequent measurement at fair value being recognised in the income statement. Where the derivative is designated effective as a hedging instrument, the timing of the recognition of any resultant gain or loss in the income statement is dependent on the hedging designation. These hedging designations and associated accounting are as follows:

•       Fair value hedge

Where the Group hedges the fair value of a recognised asset or liability or firmcommitment, changes in the fair valueof the derivative designated as a fairvalue hedge are recognised in theincome statement. Changes in the fairvalue of the hedged item attributableto the hedged risk are reflected inadjustments to the carrying value of thehedged item, which are also recognisedin the income statement.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The resulting adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement over the period to maturity.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

•      Cash flow hedge

The Group designates derivatives as cash flow hedges where the instrument hedges the variability in cash flows of a recognised asset or liability, a foreign exchange component of a firm commitment or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges is deferred to the hedging reserve which forms part of shareholders’ equity. Any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place.

When the hedge expires, is sold, terminated, exercised, or no longer qualifies for hedge accounting, the cumulative amount deferred in equity remains in the hedging reserve, and is subsequently transferred to the income statement when the hedged item is recognised in the income statement.

When a forecast transaction is no longer expected to occur, the amount deferred in equity is recognised immediately in the income statement.

•       Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss from remeasuring the fair value of the hedging instrument relating to the effective portion of the hedge is deferred in equity and the ineffective portion is recognised immediately in the income statement.

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair value of derivatives that are not designated in a hedging relationship but are entered into to manage the interest rate and foreign exchange risk of funding instruments are recognised in the income statement. Under certain circumstances, the component of the fair value change in the derivative which relates to current period realised and unrealised interest is included in net interest income. The remainder of the fair value movement is included in other income.

Purchases and sales of derivatives that do not qualify for hedge accounting are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

Embedded derivatives

Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not measured at fair value. The embedded derivative is measured at fair value with changes in fair value immediately recognised in the income statement.

Cash flow treatment

Movements in the derivative financial position are recorded in the cash flow statement when they are settled on the other financing and investing lines.

Set-off arrangements

Fair value gains/losses arising from trading derivatives are not offset against fair value gains/losses on the balance sheet unless a legal right of set-off exists.

For contracts subject to master netting agreements that create a legal right of set-off for which only the net revaluation amount is recognised in the income statement, unrealised gains on derivatives are recognised as part of other assets and unrealised losses are recognised as part of other liabilities.

Comparative accounting policy

Trading derivatives, comprising derivatives entered into for customer-related or for proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to other operating income in the income statement.

Derivatives designated as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. The gains or losses are recorded in the income or expense line in which the underlying exposure movements are recorded. Where the underlying exposure no longer exists, the gains and losses are recognised in the income statement in the other operating income line.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. For hedging instruments designated as hedging interest rate risk, the amortised deferred gain or loss is posted to the net interest line; for items designated as hedging foreign currency exposures, the amortised deferred gain or loss is recorded in the other operating income line. The impact of hedges of foreign currency revenue is recorded in interest income. The deferred gain or loss is recorded in other liability or other assets in the balance sheet.

Gains and losses that arise prior to and upon maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the income statement in other income.

ix) Available-for-sale assets

Current accounting policy

Available-for-sale assets comprise non-derivative financial assets which the Group designates as available-for-sale but which are not deemed to be held principally for trading purposes, and include equity investments, certain loans and advances, and fixed term securities. They are initially recognised at fair value plus transaction costs. Subsequent gains or losses arising from changes in fair value are included as a separate component of equity, the ‘Available-for-sale revaluation reserve’. When the asset is sold the cumulative gain or loss relating to the asset is transferred to the income statement.

Where there is objective evidence of impairment on an available-for-sale asset, the cumulative loss related to that asset is removed from equity and recognised in the income statement. If, in a subsequent period, the amount of an impairment loss relating to an available-for-sale debt instrument decreases and the decrease can be linked objectively to an event occurring after the impairment event, the loss is reversed through the income statement.

Premiums and discounts are included within the calculation of the fair value of the security. Interest income is accrued on an effective yield basis and dividend income is recognised when the right to receive payment is established.

Financial assets previously disclosed as investment securities are now predominantly treated as available-for-sale securities.

Purchases and sales of available-for-sale financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

Comparative period policy

Investment securities are those which the Group has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be an other than temporary diminution in value. The market value of listed and unlisted investment securities used for considering other than temporary impairment and fair value market disclosures is determined using quoted market prices for securities with the same or similar credit, maturity and yield characteristics.

x) Net loans and advances

Current accounting policy

Net loans and advances are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money to a debtor with no intention of trading the loans and advances. The loans and advances are initially recognised at fair value plus transaction costs that are directly attributable to the issue of the loan or advance. They are subsequently measured at amortised cost using the effective interest method (refer note 1(iv)). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

All loans are subject to scrutiny and graded according to the level of credit risk.

Net loans and advances includes direct finance provided to customers such as bank overdrafts, credit cards, term loans, finance lease receivables and commercial bills. Overdrafts, credit cards, term loans and commercial bills are carried at amortised cost.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the income statement as part of interest income.

Comparative accounting policy

Loans are classified as either productive or non-accrual. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring.

Restructured loans are loans with an effective yield above the Group’s cost of funds and below the yield applicable to a customer of equal credit standing.

Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

Finance lease receivables

Finance lease receivables include amounts due from lessees in relation to finance leases and hire purchase contracts.

A hire purchase contract is one where the Group (the ‘owner’) allows the customer (the ‘hirer’) the right to possess and use goods in return for regular payments. When all payments are made the title to the goods passes to the customer.

The gross amount of contractual payments regarding lease finance to business customers that have a fixed rate and a fixed term are recorded as gross lease receivables and the unearned interest component is recognised as income yet to mature.

Finance lease receivables are initially recognised at amounts equal to the present value of the minimum lease payments, plus the present value of any unguaranteed residual value expected to accrue at the end of the lease term. Finance lease payments are allocated between interest revenue and reduction in the lease receivable over the term of the finance lease, reflecting a constant periodic rate of return on the net investment outstanding in respect of the lease. Any unguaranteed operating lease residual is recorded as other assets and not within net loans and advances.

At the end of the lease term, goods are disposed of and proceeds received are applied against the residual value. Any resulting gains or losses are recognised through the income statement.

xi) Impairment of loans and advances

Current accounting policy

Loans and advances are reviewed at least at each reporting date for impairment.

Credit impairment provisions are raised for exposures, including off-balance sheet items such as commitments and guarantees, that are known to be impaired. Exposures are impaired and impairment losses are recorded if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that loss event or events has had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans that can be reliably estimated.

Impairment is assessed individually for assets that are individually significant (or on a portfolio basis for small value loans), and then on a collective basis for those exposures not individually known to be impaired.

Exposures that are assessed collectively are placed in pools of similar assets with similar risk characteristics. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The estimated impairment losses are measured as the difference between the assets carrying amount and the estimated future cash flows discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the cash flow, it is recognised in interest income. The process of estimating the amount and timing of cash flows involves considerable management judgment. These judgments are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The provision for impairment loss (individual and collective) is deducted from loans and advances in the balance sheet and the movement for the reporting period is reflected in the income statement.

When a loan is uncollectible, it is written-off against the related provision for loan impairment. Subsequent recoveries of amounts previously written-off are credited back to the income statement.

Where impairment losses recognised in previous periods have subsequently decreased or no longer exist, such impairments are reversed in the income statement.

A provision is also raised for off balance sheet items such as commitments and guarantees that are considered to be onerous.

Comparative accounting policy

The Group recognises an expense for credit losses through a systematic approach drawing on historical loss experience, portfolio composition, internal rating statistics and overlaid by management judgement to ensure the estimated expense reflects current economic conditions and credit risks. The charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the incurred loss by considering:

•       the history of credit loss for each type and risk rate of lending; and

•       the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet individually identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are raised to cover expected losses, where full recovery of principal is doubtful. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the General Provision to the Specific Provision. Recoveries, representing excess transfers to the Specific Provision, are credited to the General Provision.

Provisions for doubtful debts are deducted from loans and advances in the balance sheet.

xii) Leasing

Leases as lessee

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are recognised as an expense on a straight-line basis over the lease term.

Leases as lessor

Contracts to lease assets, and hire purchase agreements are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer or an unrelated third party. All other lease contracts are classified as operating leases. The policy for accounting for finance leases as lessor is explained in note 1(x) above.

xiii) Acceptances

Commercial bills accepted but not held in portfolio are accounted for as a liability with a corresponding contra asset. The liability is disclosed as liability for acceptances, and the asset is disclosed as Customer’s liability for acceptances

The Group’s own acceptances discounted are held as part of the trading securities portfolio.

xiv) Goodwill and other intangible assets

Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and not amortised, but assessed for impairment annually and whenever there is an indication that the goodwill may be impaired. This involves, where required, using the discounted cash flow (DCF) or the capitalisation of earnings methodology (CEM) to determine the expected future benefits of the cash-generating units. Where the assessment results in the goodwill balance exceeding the value of expected future benefits, the difference is charged to the income statement.

Any impairment of goodwill is not subsequently reversed.

Other intangible assets

Other intangible assets include costs incurred in acquiring and building software and computer systems (“software”).

Software is amortised using the straight-line method over its expected useful life to the Group. The period of amortisation is between 3 and 5 years except for branch front-end applications where 7 years is used.

At each reporting date, software assets are reviewed for impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement.

Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

xv) Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation and impairment.

The gain or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight-line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5%–3	3%

Leasehold improvements are amortised on a straight-line basis over the shorter of their useful lives or remaining terms of the lease.

Premises and equipment impairment assessment

At each reporting date, the carrying amounts of premises and equipment are reviewed for impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement. If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

xvi) Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements where substantially all the risks and rewards of ownership remain with the Group, and a counterparty liability is disclosed under the classifications of due to other financial institutions or payables and other liabilities. The difference between the sale price and the repurchase price is accrued over the life of the repurchase agreement and charged to interest expense in the income statement.

Securities purchased under agreements to resell, where the Group does not acquire the risks and rewards of ownership, are recorded as liquid assets, net loans and advances, or due from other financial institutions, depending on the term of the agreement and the counterparty. The security is not included in the balance sheet. Interest income is accrued on the underlying loan amount.

Securities borrowed are not recognised in the balance sheet, unless these are sold to third parties, at which point the obligation to repurchase is recorded as a financial liability at fair value with fair value movements included in the income statement.

xvii) Capitalised expenses

Direct external expenses, comprising direct and incremental costs related to the acquisition of interest earning assets, including structured institutional lending, mortgages and finance leases, are initially recognised as part of the cost of acquiring the asset and amortised as part of expected yield over its expected life using the effective interest method. The write-off is to interest income as part of the effective interest rate. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the particular asset portfolio, taking into account contractual obligations and prepayment experience assessed on a regular basis. Impairment of capitalised expenses is assessed through comparing the actual behaviour of the portfolio against initial expected life assumptions.

xviii) Deposits and other borrowings

Deposits and other borrowings include certificates of deposit, interest bearing deposits, debentures and other related interest bearing financial instruments. They are measured at amortised cost. The interest expense is recognised using the effective interest method as explained in note 1(iv).

xix) Bonds, notes and loan capital

Bonds, notes and loan capital are accounted for in the same way as deposits and other borrowings, except for those bonds and notes which are stated at fair value, with fair value movements recorded in the income statement.

xx) Employee benefits

Leave benefits

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is calculated and accrued for in respect of all applicable employees (including on-costs) using an actuarial valuation.

Defined contribution superannuation schemes

The Group operates a number of defined contribution schemes and also contributes, according to local law, in the various countries in which it operates, to government and other plans that have the characteristics of defined contribution schemes. The Group’s contributions to these schemes are recognised as an expense in the income statement when incurred.

Defined benefit superannuation schemes

The directors have elected under s334(5) of the Corporations Act 2001 to early adopt the December 2004 revision of Australian Accounting Standard AASB 119: ‘Employee Benefits’.

The Group operates a number of defined benefit schemes. The liability and expense related to providing benefits to employees under each defined benefit scheme are calculated by independent actuaries. Initially, a defined benefit liability is recognised, to the extent that the present value of the defined benefit obligation of each scheme, calculated using the Projected Unit Credit Method, is greater than the fair value of each scheme’s assets. Where this calculation results in a benefit to the Group, a defined benefit asset is recognised. In each subsequent reporting period, ongoing movements in the defined benefit liability or asset carrying value is treated as follows:

•          the net movement relating to the current period’s service cost, interest cost, expected return on scheme assets, past service costs and other costs (such as the effects of any curtailments and settlements) is recognised as an employee expense in the income statement

•          movements relating to actuarial gains and losses are recognised directly in retained earnings

•          contributions incurred are recognised directly against the net defined benefit position.

Share-based compensation

The Group has various equity settled share-based compensation plans. These are described in Note 47 of the 2006 annual financial report and largely comprise the Employee Share Acquisition Plan and the ANZ Share Option Plan.

ANZ ordinary shares: The fair value of ANZ ordinary shares granted under the Employee Share Acquisition Plan is measured at grant date, using the one-day volume weighted average market price of ANZ shares. The fair value is expensed immediately when shares vest immediately or on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in equity.

Share options: The fair value of share options is measured at grant date, using an option pricing model. The fair value is expensed on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in the share options reserve. The option pricing model takes into account the exercise price of the option, the risk-free interest rate, the expected volatility of ANZ ordinary share price and other factors. Market vesting conditions are taken into account in estimating the fair value.

Performance rights: From October 2005, ANZ has granted Performance Rights to certain employees. A Performance Right is a right to acquire a share at nil cost to the employee subject to satisfactorily meeting time and performance hurdles. Upon exercise, each Performance Right entitles the holder to one ordinary share in ANZ. The fair value of Performance Rights is determined at grant date using an option pricing model, taking into account market conditions. The fair value is expensed over the relevant vesting period. This is recognised as an employee expense with a corresponding increase in equity.

Other adjustments: The amount recognised as an expense is adjusted to reflect the actual number of shares or share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

xxi) Provisions

The Group recognises provisions when there is a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation at reporting date. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. Any expected third party recoveries are recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

xxii) Offsetting of assets and liabilities

Assets and liabilities are offset and the net amount reported in the balance sheet only where there is:

•          a current enforceable legal right to offset the asset and liability, and

•          an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

xxiii) Loss contingencies

These items are recorded as liabilities on the balance sheet when the following requirements are met:

•          the transaction is probable in that the contingency is likely to occur; and

•          the contingency can be reasonably estimated.

Further disclosure is made in note 45, where the above requirements are not met but there is a possible obligation that is higher than remote. Specific details are provided together with an estimate of the range or a statement that such an estimate is not possible.

xxiv) Income tax

Income tax expense

Income tax on earnings for the year comprises current and deferred tax and is based on the applicable tax law in each jurisdiction. It is recognised in the income statement as tax expense, except when it relates to items credited directly to equity, in which case it is recorded in equity, or where it arises from the initial accounting for a business combination, in which case it is included in the determination of goodwill.

Current tax

Current tax is the expected tax payable on taxable income for the year, based on tax rates (and tax laws) which are enacted or substantively enacted by the reporting date, including any adjustment for tax payable in previous years. Current tax for current and prior years is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive tax balance sheet liability method. It is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for taxation purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement reflects the tax consequences that would follow from the manner in which the Group, at the reporting date, recovers or settles the carrying amount of its assets and liabilities.

Deferred tax liabilities are recognised for all taxable temporary differences, other than those in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in controlled entities, branches, associates and joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets associated with these interests are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and there will be sufficient taxable profits against which to utilise the benefits of the temporary difference.

Deferred tax assets, including those related to the tax effects of income tax losses and credits available to be carried forward, are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses and credits can be utilised.

For details of Tax Consolidation, refer note 6.

xxv) Change in accounting policy

In the current reporting period the Group has adopted AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 139: ‘Financial Instruments: Recognition and Measurement’ and AASB 4: ‘Insurance Contracts’. This change in accounting policy has been adopted in accordance with the transitional rules of AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132, AASB 139 and AASB 4. The impact of this change in accounting policy in the current reporting period is detailed in note 51.

2: Critical Estimates and Judgements Used in Applying Accounting Policies

The Group prepares its consolidated financial statements in accordance with policies which are based on Australian Equivalents to International Financial Reporting Standards, other authoritative accounting pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act of 2001. This involves the Group making estimates and assumptions that affect the reported amounts within the financial statements. Estimates and judgements are continually evaluated and are based on historical factors, including expectations of future events that are believed to be reasonable under the circumstances. All material changes to accounting policies and estimates and the application of these policies and judgements are approved by the Audit Committee of the Board.

A brief explanation of critical estimates and judgements, and their impact on the Group, follows:

Critical Accounting Estimates and Assumptions

Provisions for credit impairment

The accounting policy, as explained in note 1(xi), relating to measuring the impairment of loans and advances, requires the Group to assess impairment regularly. The credit provisions raised (individual and collective) represent management’s best estimate of the losses incurred in the loan portfolio at balance date based on their experienced judgement.

The collective provision is estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data and events and an assessment of the impact of model risk. The use of such judgements and reasonable estimates is considered by management to be an essential part of the process and does not impact on reliability.

Individual provisioning is applied when the full collectibility of one of the Group’s loans is identified as being doubtful.

Individual and collective provisioning is calculated using discounted expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are revised regularly to reduce any differences between loss estimates and actual loss experience.

Critical judgements in applying the entity’s accounting policies

i) Special purpose and off balance sheet entities

The Group may invest in or establish special purpose entities (SPEs) to enable it to undertake specific types of transactions. The main types of these SPEs are securitisation vehicles, structured finance entities, entities used to sell credit protection and managed funds.

Where the Group has established SPEs which are controlled by the Group to facilitate transactions undertaken for Group purposes, these are consolidated in the Group’s financial statements.

The Group does not consolidate SPEs that it does not control in accordance with the Group’s policy outlined in note 1(ii). As it can sometimes be difficult to determine whether the Group has control of an SPE, it makes judgments about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question.

The table below summarises the main types of SPEs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

			SPE Assets
Type of SPE	Reason for establishment	Key Risks	2006	2005
			$m	$m
Securitisation vehicles	Assets are transferred to an SPE which funds the purchase by issuing securities. This enables ANZ or customers to increase diversity of funding sources. The amount disclosed here is the total assets of SPEs managed or arranged by ANZ. It includes SPEs that purchase assets from sellers other than ANZ.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities. ANZ does not bear the majority of residual rights and rewards.	9,381	11,981

Structured finance entities(1)	These entities are set up to assist with the structuring of client financing.	ANZ may manage these vehicles and also provide derivatives.	n/a	n/a

Credit protection	These entities are set up to allow the Group to sell the credit risk on portfolios.	ANZ may manage these vehicles.	2,145	—

Managed funds	These funds invest in specified investments on behalf of clients.	INGA, INGNZ and certain subsidiaries of ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	53,760	44,779

(1)          ANZ’s net investment in the structured finance entities is $233 million (30 September 2005: $1,243 million).

ii) Valuation of investment in ING Australia Limited (INGA)

The Group adopts the equity method of accounting for its 49% interest in INGA. As at 30 September 2006, the Group’s carrying value was $1,462 million (September 2005: $1,530 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the income statement as an impairment write-down.

During the year the Group engaged Ernst & Young [ABC] Limited (EY [ABC]) to provide an independent valuation of INGA for 31 March 2006 assessment purposes. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements. The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital. EY [ABC] presented an independent valuation range of $3,955 million to $4,194 million, reflecting a range of sales and cost base assumptions. Based on this review, ANZ believed that no change was required to the carrying value of the investment as at 31 March 2006.

At 30 September 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment. The assessment involved review of the following indicators of impairment:

•       Performance

•       Operational and regulatory factors

•       Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

(iii) Valuation of investment in ING (NZ) Holdings Limited (ING NZ)

The Group adopts the equity method of accounting for its 49% interest in ING NZ.

As at 30 September 2006, the Group’s carrying value was $146 million (September 2005: $131 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the income statement as an impairment write-down.

During the year the Group engaged PricewaterhouseCoopers (PwC) to provide an impairment analysis of ING NZ for 31 March 2006 assessment purposes. The valuation was based on a discounted cashflow approach. PwC presented a valuation range as at 31 December 2005 of $337 million to $371 million (at 30 September 2006 exchange rates), reflecting a range of sales and cost base assumptions.

PwC also considered the additional cash generated by ING NZ in the period between 31 December 2005 and 31 March 2006 in order to provide an assessment as at 31 March 2006 of the appropriateness of the carrying value. Based on this review ANZ believed that no change was required to the carrying value of the investment as at 31 March 2006.

At 30 September 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment based on the 31 March 2006 valuation. The assessment involved review of the following indicators of impairment:

•       Performance

•       Operational and regulatory factors

•       Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

iv) Goodwill and valuation of goodwill in ANZ National Bank Ltd

The carrying value of goodwill is reviewed at each balance date and is written down, to the extent that it is no longer supported by probable future benefits.

Any excess of carrying value over recoverable amount is taken to the income statement as an impairment write-down.

As at 30 September 2006, the balance of goodwill recorded as an asset in ANZ National Bank Ltd was $2,828 million (30 September 2005: $2,943 million).

Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management reporting purposes.

Impairment testing of purchased goodwill is performed annually in March through an independent valuation, by comparing the recoverable value of the CGU with the current carrying amount of its net assets, including goodwill. Where the current carrying value is greater than fair value a charge for impairment of goodwill will be recorded in the income statement.

In determining the fair value of the CGU for testing of the goodwill in ANZ National Bank Ltd, an independent valuation is obtained based on a capitalisation of earnings approach. Under this methodology, valuation multiples (such as the price to earnings (PE) ratio) observed from previous transactions in the banking sector and current price/cash earnings multiples from similar businesses are used to determine an appropriate price/earnings multiple for the CGU.

In determining an appropriate price multiple for the valuation, judgement is applied when assessing comparable companies and transactions, particularly with respect to the mix of business, geographic location, growth prospects, riskiness of future earnings and size of the overall business.

The results of the independent valuation carried out as at 31 March 2006 showed a fair value in excess of the then current carrying value for the CGU and hence the carrying value of the goodwill was not considered impaired.

At 30 September 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment in the carrying value of ANZ National Bank Ltd’s goodwill. The assessment involved review of the following indicators of impairment:

•       Performance

•       Operational and regulatory factors

•       Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

3: Income

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Interest income
Other financial institutions	407	258	254	127
Trading securities	526	303	384	254
Available-for-sale assets	736	519	448	242
Loans and advances	18,802	16,178	11,791	9,826
Acceptances	969	—	969	—
Other	861	461	507	286
	22,301	17,719	14,353	10,735
Controlled entities	—	—	265	213
Total interest income	22,301	17,719	14,618	10,948
Other operating income

Lending(1)	430	1,043	336	856
Non lending fees and commissions	1,956	1,800	1,343	1,190
	2,386	2,843	1,679	2,046
Controlled entities	—	—	173	218
Total fee and commission income	2,386	2,843	1,852	2,264
Fee and commission expense	(241)	(232)	(175)	(169)
Net fee and commission income	2,145	2,611	1,677	2,095
ii) Other income
Net foreign exchange earnings	447	454	203	351
Net gains/(losses) from trading securities(2)	(7)	33	(17)	40
Net gains/(losses) from trading derivatives	216	101	167	77
Fair value movements on financial instruments measured at fair value through profit or loss(3)	49	—	36	—
Significant item: Net profit before tax from the sale of NBNZ Life to new joint venture ING NZ	—	14	—	—
Significant item: Settlement of ANZ National Bank Limited claims	14	—	—	—
Life insurance margin on services operating income	—	18	—	—
Profit (loss) on sale of premises(4)	2	6	—	(3)
Rental income	2	2	2	2
Dividends received from controlled entities	—	—	1,145	478
Other	147	138	83	49
Total other income	870	766	1,619	994
Total other operating income	3,015	3,377	3,296	3,089
Share of joint venture profit from ING Australia and ING NZ(5) (refer note 42)	138	149	—	—
Share of associates profit (net of write-offs) (refer note 41)	56	52	—	—
Total share of joint venture and associates profit	194	201	—	—
Total income(6)	25,510	21,297	17,914	14,037

(1)             Lending fees in 2006 exclude fees treated as part of the effective yield calculation and included in interest income (refer note 1(iv)).

(2)             Does not include interest income.

(3)             Includes any fair value movements (excluding realised and accrued interest) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cashflow hedges, and fair value movements in bonds and notes designated at fair value.

(4)             Gross proceeds on sale of premises is $4 million (2005: $9 million).

(5)             A joint venture entity from 30 September 2005.

(6)             Total income includes external dividend income of $53 million (2005: $106 million) for the Group and $6 million (2005: $7 million) for the Company.

4: Expenses

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Interest expense
Financial institutions	636	345	527	251
Deposits	8,000	6,732	5,296	4,337
Borrowing corporations’ debt	652	643	—	—
Commercial paper	1,440	1,135	245	133
Acceptances	809	—	809	—
Loan capital, bonds and notes	3,387	2,477	2,537	2,070
Other	434	569	299	453
	15,358	11,901	9,713	7,244
Controlled entities	—	—	628	404
Total interest expense	15,358	11,901	10,341	7,648
Operating expenses

i) Personnel
Employee entitlements and taxes	207	190	137	130
Salaries and wages	1,746	1,625	1,201	1,071
Superannuation costs – defined benefit plans (refer note 46)	11	16	6	10
Superannuation costs – defined contribution plans	160	143	121	105
Equity-settled share-based payments (refer note 47)	76	80	65	71
Temporary staff	121	111	75	66
Other	408	364	297	274
Total personnel expenses	2,729	2,529	1,902	1,727
ii) Premises
Amortisation of leasehold improvements (refer note 22)	18	16	12	9
Depreciation of buildings and integrals (refer note 22)	15	11	2	2
Rent	228	213	146	137
Utilities and other outgoings	128	122	92	91
Other	25	32	24	23
Total premises expenses	414	394	276	262
iii) Computer
Computer contractors	47	53	39	49
Data communication	57	60	33	34
Depreciation and amortisation(1)	208	235	170	182
Rentals and repairs	68	58	49	48
Software purchased	117	115	84	84
Other	52	37	29	14
Total computer expenses	549	558	404	411
iv) Other
Advertising and public relations	175	161	123	92
Amortisation of other intangible assets (refer note 20)	3	3	3	3
Audit fees (refer note 5)	9	7	6	4
Depreciation of furniture and equipment (refer note 22)	48	43	36	29
Freight and cartage	47	45	40	36
Loss on sale of equipment	4	9	2	4
Non-lending losses, frauds and forgeries	55	62	18	45
Postage and stationery	116	113	73	67
Professional fees	127	123	96	93
Significant item: Settlement of NHB insurance claim	(113)	—	(113)	—
Telephone	56	55	30	29
Travel	136	124	89	76
Other	125	140	224	201
Total other expenses	788	885	627	679
v) Restructuring	51	52	41	47
Total operating expenses	4,531	4,418	3,250	3,126
Total expenses	19,889	16,319	13,591	10,774

(1)             Comprises software amortisation of $114 million (2005: $125 million), refer note 20 and computer depreciation of $94 million (2005: $110 million), refer note 22. The Company comprises software amortisation of $100 million (2005: $106 million), refer note 20 and computer depreciation of $70 million (2005: $76 million), refer note 22.

5: Compensation of Auditors

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group(1)	6,462	4,981	5,572	3,732
Other audit-related services(2)	1,152	1,150	878	712
Other assurance services(3)	209	1,296	209	1,296
Total	7,823	7,427	6,659	5,740
Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	2,654	2,343	527	655
Other audit-related services(2)	1,031	1,292	497	487
Other assurance services(3)	38	5	—	5
	3,723	3,640	1,024	1,147
Taxation(3)	—	4	—	—
Total	3,723	3,644	1,024	1,147
Total compensation of auditors	11,546	11,071	7,683	6,887

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor may be provided by KPMG Australia or any of its related practices subject to the approval of the Audit Committee.

(1)             2006 and 2005 includes services in relation to the transition to Australian equivalents to International Financial Reporting Standards. 2006 includes additional audit fees in relation to Sarbanes-Oxley matters. In 2005 KPMG provided Sarbanes-Oxley advisory services which have been included within other assurance services, refer footnote 3 below.

(2)             Includes prudential supervision reviews for central banks and prospectus reviews.

(3)             Other assurance services includes:

	2006	2005
Consolidated	$’000	$’000
Tax compliance and related services	—	4
Controls and process reviews	—	254
Sarbanes-Oxley matters	—	885
Accounting advice	—	74
Sustainability review	203	82
Training course	44	—
Other	—	6
Total	247	1,305

6: Income Tax Expense

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
(a) Income tax recognised in the Income Statement

Tax expense/(income) comprises:

Income tax expense/(income)	1,754	1,046	1,206	541
Adjustments recognised in the current year in relation to the current tax of prior years	(4)	(2)	—	(1)
Deferred tax expense/(income) relating to the origination and reversal of temporary differences	(225)	176	(333)	160
Benefits arising from previously unrecognised tax losses, tax credits, or temporary differences of a prior period that is used to reduce:
- current tax expense	(3)	—	(2)	—
Total income tax expense charged in the Income Statement	1,522	1,220	871	700

Reconciliation of the prima facie income tax expense on pre-tax profit with the income tax expense charged in the Income Statement.

Operating profit before income tax	5,214	4,398	4,045	2,875

Prima facie income tax expense at 30%	1,564	1,320	1,214	863

Change in income tax expense due to:
Overseas tax rate differential	25	22	(5)	(2)
Rebateable and non-assessable dividends	(6)	(23)	(345)	(141)
Other non-assessable income	(9)	(32)	—	(3)
Profit from associated and joint venture entities	(57)	(59)	—	—
Life insurance accounting	—	(5)	—	—
Other	9	(1)	7	(16)
	1,526	1,222	871	701
Income tax under/(over) provided in previous years	(4)	(2)	—	(1)
Total income tax expense charged in the Income Statement	1,522	1,220	871	700
Effective Tax Rate	29.2%	27.7%	21.5%	24.3%
Australia	984	803	784	625
Overseas	538	417	87	75

(b) Income tax recognised directly in equity
The following income tax amounts were charged directly to equity during the period	2	23	(3)	9

Tax consolidation

The Company and all its wholly owned Australian resident entities are part of a tax-consolidated group under Australian taxation law.

The Company is the head entity in the tax-consolidated group. Tax expense/income and deferred tax liabilities/assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group on a ‘group allocation’ basis. Current tax liabilities and assets of the tax consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

Due to the existence of a tax funding arrangement between the entities in the tax-consolidated group, amounts are recognised as payable to or receivable by the Company and each member of the group in relation to the tax contribution amounts paid or payable between the Company and the other members of the tax-consolidated group in accordance with the arrangement.

Members of the tax-consolidated group have also entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations.

7: Dividends

	Consolidated				The Company
	2006		2005		2006		2005
	$m		$m		$m		$m
Ordinary dividends
Interim dividend	1,024		930		1,024		930
Final dividend	1,078	(1)	983	(1)	1,078	(1)	983	(1)
Bonus option plan adjustment	(34)		(36)		(34)		(36)
Dividends on ordinary shares	2,068		1,877		2,068		1,877

(1) Dividends are not accrued and are recorded when determined. Final dividend of $1,267 million for 2006 is not included in the table above.

A final dividend of 69 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 15 December 2006 (2005: final dividend of 59 cents, paid 16 December 2005, fully franked). The 2006 interim dividend of 56 cents, paid 3 July 2006, was fully franked (2005: interim dividend of 51 cents, paid 1 July 2005, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2005: 30%).

Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the years ended 30 September 2006 and 2005 were as follows:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Paid in cash	1,903	1,724	1,903	1,724
Satisfied by issue of shares	165	153	165	153
	2,068	1,877	2,068	1,877

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Preference dividends
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)(1)	—	66	—	—
Euro Trust Securities	27	18	—	—
Dividends on preference shares	27	84	—	—

(1)             Under AIFRS, the ANZ Stapled Exchangeable Preferred Securities are now treated as loan capital (refer note 29), with distributions being reported as an interest expense in the financial year ended 30 September 2006.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each, raising $1 billion ($987 million net of issue costs of $13 million). ANZ StEPS comprise 2 fully paid securities — an interest paying unsecured note issued by a New Zealand subsidiary (ANZ Holdings (New Zealand) Limited) which is stapled to a fully paid preference share issued by the Company.

Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component of ANZ StEPS. Distributions are reported as interest expense from 1 October 2005, due to the reclassification of the preference securities as loan capital under AIFRS.

Further details in relation to ANZ StEPS are set out in note 29.

Euro Trust Securities

On 13 December 2004, the Group issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (“Euro Trust Securities”) at €1,000 each into the European market, raising €500 million (A$871 million at the spot rate at the date of issue, net of issue costs). The Euro Trust Securities comprise 2 fully paid securities – an interest paying unsecured note issued by a United Kingdom subsidiary (ANZ Jackson Funding PLC) and a fully paid €1,000 preference share issued by the Company, which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to 3 month EURIBOR rate plus a 66 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component. (Refer to note 30 for further details.)

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $341 million (2005: $78 million) after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2006 financial year, $543 million of franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised that a bank under its supervision must consult with it before declaring a coupon payment on a Tier 1 instrument, including a dividend if the bank has incurred a loss, or proposes to pay coupon payments on Tier 1 instruments (including dividends), which exceed the level of current year profits.

Dividend Reinvestment Plan

During the year, 3,545,901 ordinary shares were issued at $23.85 per share, and 3,039,401 ordinary shares at $26.50 per share, under the dividend reinvestment plan (2005: 3,900,116 ordinary shares at $19.95 per share, and 3,406,775 ordinary shares at $21.85 per share). All eligible shareholders can elect to participate in the dividend reinvestment plan.

Bonus Option Plan

Dividends paid during the year have been reduced as a result of certain shareholders participating in the bonus option plan and foregoing all or part of their right to dividends. These shareholders were issued bonus shares.

During the year, 1,384,144 ordinary shares were issued under the bonus option plan (2005: 1,749,584 ordinary shares).

		Bonus
	Determined	option plan	Amount
	dividend	adjustment	paid
	$m	$m	$m
Final dividend 2005	1,078	(18)	1,060
Interim dividend 2006	1,024	(16)	1,008
	2,102	(34)	2,068

8: Earnings per Ordinary Share

	Consolidated
	2006	2005
Basic earnings per share (cents)	200.0	169.5

Earnings reconciliation ($millions)
Profit for the year	3,692	3,178
Less: net profit attributable to minority interests	4	3
Less: preference share dividend paid	27	84
Earnings used in calculating basic earnings per share	3,661	3,091
Weighted average number of ordinary shares (millions)	1,830.3	1,823.7

Diluted earnings per share (cents)	194.0	164.4

Earnings reconciliation ($millions)
Earnings used in calculating basic earnings per share	3,661	3,091
Add: US Trust Securities interest expense	53	48
Add: ANZ StEPS interest expense	45	44
Earnings used in calculating diluted earnings per share	3,759	3,183

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,830.3	1,823.7
Add: potential conversion of options to ordinary shares	13.9	9.7
potential conversion of US Trust Securities to ordinary shares	54.8	60.1
potential conversion of ANZ StEPS to ordinary shares	38.2	42.7
Used in calculating diluted earnings per share	1,937.2	1,936.2

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is approximately 1.6 million.

9: Liquid Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	1,286	888	1,242	865
Money at call, bills receivable and remittances in transit	938	1,013	892	958
Securities purchased under agreement to resell in less than 90 days	4,776	1,405	4,776	1,394
	7,000	3,306	6,910	3,217
New Zealand
Coins, notes and cash at bankers	913	242	—	—
Money at call, bills receivable and remittances in transit	1,398	1,405	—	—
Other banks’ certificates of deposit	1,351	1,896	—	—
Securities purchased under agreement to resell in less than 90 days	260	249	—	—
	3,922	3,792	—	—
Overseas markets
Coins, notes and cash at bankers	251	232	111	119
Money at call, bills receivable and remittances in transit	2,279	2,302	1,946	1,980
Other banks’ certificates of deposit	1,566	1,969	1,460	1,875
Securities purchased under agreement to resell in less than 90 days	1	—	—	—
	4,097	4,503	3,517	3,974
Total liquid assets	15,019	11,601	10,427	7,191
Maturity analysis based on original term to maturity
Less than 90 days	11,633	9,600	8,050	5,315
More than 90 days	3,386	2,001	2,377	1,876
Total liquid assets	15,019	11,601	10,427	7,191

10: Due from Other Financial Institutions

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia	3,090	917	3,068	899
New Zealand	3,236	2,731	—	—
Overseas markets	3,339	2,700	3,185	2,553
Total due from other financial institutions	9,665	6,348	6,253	3,452
Maturity analysis based on original term to maturity
Less than 90 days	8,711	4,102	5,520	2,584
More than 90 days	954	2,246	733	868
Total due from other financial institutions	9,665	6,348	6,253	3,452

11: Trading Securities

Trading securities are allocated between Australia, New Zealand and Overseas markets based on the domicile of the issuer

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Listed – Australia
Other securities and equity securities	5	—	5	—
	5	—	5	—
Listed – Overseas markets
Other government securities	44	—	44	—
	44	—	44	—
Total listed	49	—	49	—
Unlisted – Australia
Commonwealth securities	328	551	328	551
Local, semi-government and other government securities	2,635	1,646	2,635	1,646
ANZ accepted bills	1,569	1,182	1,569	1,182
Other securities and equity securities	2,639	1,594	2,363	1,490
	7,171	4,973	6,895	4,869
Unlisted – New Zealand
Other government securities	210	343	37	—
Other securities and equity securities	1,220	551	—	24
	1,430	894	37	24
Unlisted – Overseas markets
Other government securities	—	27	—	27
Other securities and equity securities	529	391	527	389
	529	418	527	416
Total unlisted	9,130	6,285	7,459	5,309
Total trading securities	9,179	6,285	7,508	5,309

12: Derivative Financial Instruments

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments. The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. Interest rate options provide the buyer with the right but not the obligation either to receive or pay interest at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal credit contracts used by the Group are default swaps. Default swaps are contracts that provide for a specified payment to be made to the purchaser of the swap following a defined credit event.

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation. Credit risk arises when market movements are such that the derivative has a positive value to the Group. It is the cost of replacing the contract in the event of counterparty default. The Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The Group further restricts its exposure to credit losses by entering into master agreements with counterparties with which it undertakes a significant volume of transactions. The use of a master agreement does not generally result in an offset of balance sheet assets and liabilities. However, the credit risk is reduced by a master agreement to the extent that if an event of default occurs, all contracts with the counterparty are terminated and settled on a net basis. Despite this, as a result of the number of transactions that are usually subject to such master agreements, the Group’s overall exposure to credit risk on derivative instruments can change substantially within a short period.

The following table provides an overview of the Group’s and the Company’s foreign exchange rate, credit, commodity and interest rate derivatives. It includes all trading and other than trading contracts. Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable, and thus the aggregate fair values of derivative financial assets and liabilities, can fluctuate significantly from time to time. The fair values of derivative instruments held and notional principal amounts are set out below.

		Sept—06
		Fair value										Sept—05
	Notional					Hedging		Net investment		Total fair value		Notional	Net
Consolidated at	principal	Trading		Fair value		Cash flow		in foreign operations		of derivatives		principal	Fair value
30 September 2006	amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	amount	Assets
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange and commodities contracts
Spot and forward contracts	217,522	2,054	(2,195)	—	—	—	—	1	(34)	2,055	(2,229)	184,958	(413)
Swap agreements	110,638	2,714	(2,247)	114	(64)	—	—	—	—	2,828	(2,311)	68,892	(746)
Futures contracts	557	45	(29)	—	—	—	—	—	—	45	(29)	256	4
Options purchased	9,166	259	—	—	—	—	—	—	—	259	—	9,340	186
Options sold	13,916	—	(202)	—	—	—	—	—	—	—	(202)	14,925	(174)
Other contracts	7,397	1,055	(916)	—	—	—	—	—	—	1,055	(916)	4,963	(2)
Collateral(1)	—	(1,279)	1,256	—	—	—	—	—	—	(1,279)	1,256	—	586
	359,196	4,848	(4,333)	114	(64)	—	—	1	(34)	4,963	(4,431)	283,334	(559)
Interest rate contracts
Forward rate agreements	96,147	14	(10)	—	—	—	—	—	—	14	(10)	47,734	1
Swap agreements	589,135	3,296	(3,566)	212	(263)	211	(61)	—	—	3,719	(3,890)	405,152	431
Futures contracts	99,184	249	(242)	—	—	2	(2)	—	—	251	(244)	35,111	8
Options purchased	17,733	141	—	—	—	—	—	—	—	141	—	12,810	62
Options sold	33,638	—	(100)	—	—	—	—	—	—	—	(100)	16,715	(42)
	835,837	3,700	(3,918)	212	(263)	213	(63)	—	—	4,125	(4,244)	517,522	460
Credit contracts
Credit default swaps	23,965	76	(78)	—	—	—	—	—	—	76	(78)	15,437	(1)
	1,218,998	8,624	(8,329)	326	(327)	213	(63)	1	(34)	9,164	(8,753)	816,293	(100)

(1) Collateral relates predominantly to Foreign Exchange contracts.

		Sept–06 Fair value								Sept–05
	Notional					Hedging		Total fair value		Notional	Net
Company at	principal	Trading		Fair value		Cash flow		of derivatives		principal	Fair value
30 September 2006	amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	amount	Assets
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange and commodities contracts
Spot and forward contracts	201,577	1,902	(1,948)	—	—	—	—	1,902	(1,948)	174,092	(607)
Swap agreements	149,823	3,086	(2,292)	112	(64)	—	—	3,198	(2,356)	64,990	(618)
Futures contracts	557	45	(29)	—	—	—	—	45	(29)	256	4
Options purchased	8,798	250	—	—	—	—	—	250	—	9,111	178
Options sold	13,654	—	(193)	—	—	—	—	—	(193)	14,748	(166)
Other contracts	7,678	1,056	(917)	—	—	—	—	1,056	(917)	4,963	(2)
Collateral(1)	—	(1,279)	571	—	—	—	—	(1,279)	571	—	586
	382,087	5,060	(4,808)	112	(64)	—	—	5,172	(4,872)	268,160	(625)
Interest rate contracts
Forward rate agreements	85,514	7	(6)	—	—	—	—	7	(6)	38,554	—
Swap agreements	460,101	2,843	(2,992)	121	(106)	194	(45)	3,158	(3,143)	312,205	459
Futures contracts	84,259	248	(241)	—	—	2	(2)	250	(243)	25,141	9
Options purchased	17,863	124	—	—	—	—	—	124	—	13,712	54
Options sold	34,092	—	(100)	—	—	—	—	—	(100)	17,906	(45)
	681,829	3,222	(3,339)	121	(106)	196	(47)	3,539	(3,492)	407,518	477
Credit contracts
Credit default swaps	23,940	76	(78)	—	—	—	—	76	(78)	15,412	(1)
	1,087,856	8,358	(8,225)	233	(170)	196	(47)	8,787	(8,442)	691,090	(149)

(1) Collateral relates predominantly to Foreign Exchange contracts.

Cashflow Hedges (consolidated)

The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges is deferred to the hedging reserve which forms part of shareholders’ equity. Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place. As at 30 September 2006, net gains on derivative financial instruments designated as cash flow hedges deferred to the hedging reserve were $227 million.

Concentrations of Credit Risk (consolidated)

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

Approximately 72% (2005: 57%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

			Corporations,	Total
		Australian	non-OECD	credit
Consolidated at	OECD	and OECD	banks and	equivalent
30 September 2006	governments	banks	others	amount
	$m	$m	$m	$m
Australia	133	10,099	3,900	14,132
New Zealand	57	2,134	736	2,927
Overseas markets	19	912	359	1,290
	209	13,145	4,995	18,349

			Corporations,	Total
		Australian	non-OECD	credit
Consolidated at	OECD	and OECD	banks and	equivalent
30 September 2005	governments	banks	others	amount
	$m	$m	$m	$m
Australia	140	6,185	4,997	11,322
New Zealand	55	1,610	606	2,271
Overseas markets	31	236	224	491
	226	8,031	5,827	14,084

13: Available-for-sale Assets/Investment Securities

	Consolidated		The Company
	Available-for-sale	Investment	Available-for-sale	Investment
	assets	securities(1)	assets	securities(1)
	2006	2005	2006	2005
	$m	$m	$m	$m
Investment securities and available-for-sale are allocated between Australia, New Zealand and Overseas markets based on the domicile of the issuer
Listed – Australia
Other securities and equity investments	6	—	6	—
	6	—	6	—
Listed – Overseas Markets
Other government securities	102	196	102	196
Other securities and equity investments	2,198	1,411	2,198	1,410
	2,300	1,607	2,300	1,606
Total listed	2,306	1,607	2,306	1,606
Unlisted – Australia
Local and semi-government securities	1,908	1,412	1,908	1,412
Other securities and equity investments	2,971	4,886	2,421	2,168
Loans and advances	1,946	—	1,946	—
	6,825	6,298	6,275	3,580
Unlisted – New Zealand
New Zealand government securities	285	1,096	—	—
Other securities and equity investments	29	173	—	—
	314	1,269	—	—
Unlisted – Overseas markets
Other government securities	532	431	71	108
Other securities and equity investments	676	437	5	7
	1,208	868	76	115
Total unlisted	8,347	8,435	6,351	3,695
Total investment securities and available-for-sale assets	10,653	10,042	8,657	5,301

(1)             Investment securities have been classified as available-for-sale assets following the adoption of AIFRS on 1 October 2005. Investment securities were recorded at cost or at cost adjusted for amortisation of premiums or discounts. Changes in market values of investment securities were not taken into account unless there was considered to be other than temporary diminution in value.

No impairment loss was recognised or reversed in the Income Statement.

Available-for-sale assets by maturities and yields

Based on remaining term to maturity at 30 September 2006

		Between 3	Between	Between		No	Total
	Less than	months and	1 year and	5 years and	After	maturity	fair
	3 months	12 months	5 years	10 years	10 years	specified	value
	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	1,224	684	—	—	—	—	1,908
Other securities and equity investments	2,544	—	308	—	107	18	2,977
Loans and advances	1,080	359	507	—	—	—	1,946
	4,848	1,043	815	—	107	18	6,831
Overseas
New Zealand government securities	273	—	12	—	—	—	285
Other government securities	474	108	51	—	1	—	634
Other securities and equity investments	342	622	1,460	96	336	47	2,903
	1,089	730	1,523	96	337	47	3,822
Total (fair value)	5,937	1,773	2,338	96	444	65	10,653

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 year and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	6.08	—	—	—
Other securities and equity investments	6.14	6.41	—	8.37
Loans and advances	6.77	6.99	—	—

Overseas
New Zealand government securities	7.19	6.90	—	—
Other government securities	5.20	4.20	—	7.50
Other securities and equity investments	3.94	5.18	4.86	4.54

(1)             Based on effective yields for loans and advances, fixed interest and discounted securities and dividend yield for equity investments at 30 September 2006.

Investment securities by maturities and yields

Based on remaining term to maturity at 30 September 2005

		Between 3	Between	Between		No
	Less than	months and	1 year and	5 years and	After	maturity		Market
At book value	3 months	12 months	5 years	10 years	10 years	specified	Total	value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	972	440	—	—	—	—	1,412	1,412
Other securities and equity investments	4,390	280	100	—	107	9	4,886	4,862
	5,362	720	100	—	107	9	6,298	6,274
Overseas
New Zealand government securities	760	333	—	3	—	—	1,096	1,096
Other government securities	452	100	75	—	—	—	627	630
Other securities and equity investments	197	370	1,279	40	135	—	2,021	2,020
	1,409	803	1,354	43	135	—	3,744	3,746
Total book value	6,771	1,523	1,454	43	242	9	10,042	n/a
Total market value	6,773	1,520	1,457	42	219	9	n/a	10,020

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 year and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	5.55	—	—	—
Other securities and equity investments	5.71	6.37	—	7.14

Overseas
New Zealand government securities	6.51	—	7.20	—
Other government securities	3.98	6.78	—	—
Other securities and equity investments	4.86	3.99	2.00	2.68

(1)             Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2005.

14: Net Loans and Advances

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Overdrafts	6,237	5,276	6,237	5,276
Credit card outstandings	6,190	5,434	6,190	5,434
Term loans – housing	101,945	91,196	100,874	89,558
Term loans – non-housing	53,905	48,893	49,774	44,086
Lease receivables (refer below)	2,580	2,854	1,006	1,222
Other	9,650	9,636	1,482	2,216
	180,507	163,289	165,563	147,792
New Zealand
Overdrafts	1,666	1,647	—	—
Credit card outstandings	1,081	1,026	—	—
Term loans – housing	37,845	34,859	—	—
Term loans – non-housing	26,979	25,012	—	—
Lease receivables (refer below)	421	639	—	—
Other	937	1,207	—	—
	68,929	64,390	—	—
Overseas markets
Overdrafts	518	303	333	213
Credit card outstandings	198	134	8	7
Term loans – housing	766	592	599	466
Term loans – non-housing	8,347	7,510	7,160	6,428
Lease receivables (refer below)	179	217	112	97
Commercial bills	192	62	192	62
Other	2	7	2	6
	10,202	8,825	8,406	7,279
Total gross loans and advances	259,638	236,504	173,969	155,071
Less: Provision for credit impairment (refer note 16)	(2,226)	(2,440)	(1,566)	(1,709)
Less: Unearned income	(2,002)	(1,574)	(248)	(1)
	(4,228)	(4,014)	(1,814)	(1,710)
Total net loans and advances	255,410	232,490	172,155	153,361
Lease receivables
a) Finance lease receivables
Gross finance lease receivables
Less than 1 year	606	924	140	238
1 to 5 years	1,488	1,432	751	693
Later than 5 years	256	515	227	386
Less: unearned future finance income on finance leases	(474)	(375)	(248)	(1)
Net investment in finance lease receivables	1,876	2,496	870	1,316
b) Operating lease receivables
Gross operating lease receivables
Less than 1 year	411	397	—	1
1 to 5 years	398	430	—	1
Later than 5 years	21	12	—	—
	830	839	—	2
Total lease receivables	2,706	3,335	870	1,318
Present value of net investment in finance lease receivables
Less than 1 year	516	639	55	237
1 to 5 years	1,172	1,345	657	692
Later than 5 years	188	512	158	387
	1,876	2,496	870	1,316

15: Impaired Financial Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Summary of impaired financial assets
Non-performing loans	661	642	452	380
Restructured loans	—	28	—	28
Unproductive facilities	37	43	30	36
Gross impaired financial assets	698	713	482	444
Individual provisions
Non-performing loans	(279)	(256)	(179)	(135)
Unproductive facilities	(7)	(17)	(6)	(10)
Net impaired financial assets	412	440	297	299
Restructured loans	—	28	—	28
Real estate or other assets acquired through the enforcement of security
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any real estate or other assets acquired through the enforcement of security	—	—	—	—
Accruing loans past due 90 days or more(1)
These amounts are not classified as impaired assets as they are either 90 days or more past due and well secured, or are portfolio managed facilities that can be held on an accrual basis for up to 180 days past due	499	381	381	267

Interest and other income forgone on impaired financial assets

The following table shows the estimated amount of interest and other income not recognised, net of interest recoveries and unwind of discount, on average impaired financial assets during the period.

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Gross interest and other income receivable on non-performing loans, restructured loans and unproductive facilities
Australia	34	26	29	21
New Zealand	13	9	—	—
Overseas markets	7	16	2	11
Total gross interest and other income receivable on non-performing loans, restructured loans and unproductive facilities	54	51	31	32
Interest recognised(2)
Australia	(20)	(10)	(20)	(10)
New Zealand	(6)	(5)	—	—
Overseas markets	—	(10)	—	(8)
Total interest recognised	(26)	(25)	(20)	(18)
Net interest and other income not recognised
Australia	14	16	9	11
New Zealand	7	4	—	—
Overseas markets	7	6	2	3
Total net interest and other income not recognised	28	26	11	14

(1)             Includes unsecured credit card and personal loans 90 day past due accounts which are allowed by APRA to be retained on a performing basis for up to 180 days past due amounting to $64 million (2005: $51 million). The remainder of 90 day past due accounts are predominately ‘well secured’, for example no loss of principal or interest is expected.

(2)             The impairment loss on a non-performing loan is calculated as the difference between the asset’s carrying amount and the estimated future cash flows discounted to their present value. As this discount unwinds during the period it is recognised as interest income. Refer note 1(xi) for explanation on how it arises. The comparatives do not reflect this change and represent interest and other income received.

16: Provision for Credit Impairment

Movement in provision for credit impairment

	Consolidated		The Company
		Previous		Previous
		AGAAP		AGAAP
	2006	2005	2006	2005
	$m	$m	$m	$m
Collective provision
Balance at start of year	2,167	1,992	1,564	1,381
Adjustment due to adoption of accounting standard AASB139	(288)	—	(238)	—
Provisions acquired (disposed)	—	(13)	—	(13)
Adjustment for exchange rate fluctuations	(8)	(35)	3	(24)
Charge to income statement	69	580	52	388
Transfer to individual provision(1)	—	(471)	—	(250)
Recoveries(1)	—	114	—	82
Total collective provision(2)	1,940	2,167	1,381	1,564
Individual provision
Balance at start of year	273	384	145	274
Adjustment due to adoption of accounting standard AASB139	(1)	—	4	—
Charge to income statement	338	—	226	—
Adjustment for exchange rate fluctuations	(4)	(11)	(1)	(3)
Discount unwind	(26)	—	(20)	—
Bad debts written off	(421)	(571)	(259)	(376)
Recoveries of amounts previously written off	127	—	90	—
Transfer from collective provision(1)	—	471	—	250
Total individual provision	286	273	185	145
Total provision for credit impairment	2,226	2,440	1,566	1,709

Provision movement analysis

New and increased provisions
Australia	508	378	417	312
New Zealand	81	146	—	—
Asia	24	19	—	4
Other overseas markets	5	61	2	29
	618	604	419	345
Provision releases	(153)	(133)	(103)	(95)
	465	471	316	250
Recoveries of amounts previously written off	(127)	(114)	(90)	(82)
Individual provision charge	338	357	226	168
Net credit to collective provision	69	223	52	220
Charge to income statement	407	580	278	388
Ratios	%	%	%	%
Provisions(3) as a % of total advances(4)
Individual	0.1	0.1	0.1	0.1
Collective	0.7	0.9	0.7	0.9
Provisions(3) as a % of risk weighted assets
Individual	0.1	0.1	0.1	0.1
Collective	0.8	1.0	0.8	1.0
Bad debts written off as a % of total advances	0.2	0.2	0.1	0.2

(1)             Under AIFRS, the impairment calculation results in a nil amount for these lines from 1 October 2005.

(2)             The Collective Provision includes amounts for off balance sheet credit exposures, $260 million at September 2006 ($255 million at 1 October 2005). The charge to the income statement for the year ended 30 September 2006 relating to off balance sheet credit exposures was $5 million.

(3)             Excludes provisions for unproductive facilities.

(4)             See Glossary on page 120.

17: Regulatory Deposits

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Overseas central banks	205	159	132	113
Maturity:
Less than 90 days	70	62	61	54
After 5 years	135	97	71	59
	205	159	132	113

18: Shares in Controlled Entities, Associates and Joint Venture Entities

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Total shares in controlled entities	—	—	11,424	11,998
Total shares in associates(1) (refer note 41)	592	265	307	92
Total shares in joint venture entities(2) (refer note 42)	1,608	1,661	—	—
Total shares in controlled entities, associates and joint venture entities	2,200	1,926	11,731	12,090

(1)             Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity

(2)             Investments in joint venture entities are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity

ACQUISITIONS OF CONTROLLED ENTITIES

The following securitisation special purpose entities were consolidated as part of the Group from 1 October 2004 because of the application of UIG Interpretation 112: ‘Consolidation – Special Purpose Entities’.

•     Arc Funding Pty Ltd

•     Eos Trust

•     Kingfisher Trust No 1

•     Kingfisher Trust No 2

•     Kingfisher Trust 2001–1G

•     Kingfisher Trust 2004–1G

•     Kingfisher Securitisation Pty Ltd

•     Omeros Trust

•     Omeros II Trust

•     Solera Trust

•     Stellar Funding Pty Ltd

•     Coral Finance Ltd

The impact of the consolidation of these entities is explained in note 51.

There were no material controlled entities acquired during the years ended 30 September 2006 and 2005.

DISPOSAL OF CONTROLLED ENTITIES

There were no material controlled entities disposed of during the year ended 30 September 2006.

In respect of the year ended 30 September 2005, ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII) in September 2005. The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Ltd and 51% owned by INGII.

On 30 September 2005:

•     ANZ National Bank Limited and INGII invested NZD163 million and NZD170 million respectively into INGNZ.

•               ANZ National Bank Limited sold NBNZ Life Insurance Limited and NBNZ Investment Services Limited to INGNZ for NZD158 million resulting in the following impact on the Group’s financial statements:

•                reduction in unamortised goodwill of NZD114 million;

•                recognition of approximately NZD16 million ($14 million) profit on sale of 51% of the NBNZ Life and Funds Management businesses;

•                an investment in INGNZ of NZD145 million.

•               INGNZ acquired at market value the New Zealand-based businesses previously owned by INGA. The profit on sale of the New Zealand-based businesses of approximately $40 million is recognised in INGA, however, ANZ’s share of this profit is eliminated on consolidation.

19: Deferred Tax Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Deferred tax assets recognised in profit and loss
Collective provision for impaired loans and advances	596	719	417	505
Deferred fee revenue	92	—	70	—
Provision for employee entitlements	107	105	75	73
Other provisions	270	230	182	145
Other	247	304	56	39
	1,312	1,358	800	762
Deferred tax assets recognised directly in equity
Defined benefit obligations	67	44	66	44
Available for sale reserve	2	—	1	—
Foreign currency translation reserve	3	(13)	—	—
	72	31	67	44
Total deferred tax assets	1,384	1,389	867	806

Movements
Restated balance 1 October	1,389	1,514	806	797
Change on adoption of accounting policy AASB 139	64	n/a	41	n/a
Movements in temporary differences during the year	(69)	(125)	20	9
Closing balance at 30 September	1,384	1,389	867	806

Deferred tax assets by geography
Australia	924	874	732	686
New Zealand	296	377	—	—
Overseas markets	164	138	135	120
Total deferred tax assets	1,384	1,389	867	806

Unrecognised deferred tax assets
The following deferred tax assets will only be obtained if:
• assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised
• the conditions for deductibility imposed by tax legislation are complied with; and
• no changes in tax legislation adversely affect the Group in realising the benefit.
Unused realised tax losses (on revenue account)	20	23	9	11
Unused realised capital losses	63	66	63	66
Total unrecognised deferred tax assets	83	89	72	77

20: Goodwill and Other Intangible Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Goodwill
Gross carrying amount
Restated balance at start of year	3,015	3,210	15	15
Additions through business combinations	2	—	—	—
Derecognised on disposal	—	(112)	—	—
Foreign currency exchange differences	(117)	(87)	—	—
Other	—	4	—	—
Balance at end of year(1)	2,900	3,015	15	15

Software and other intangible assets
Gross carrying amount
Restated balance at start of year	898	844	793	727
Impact of adoption of AIFRS (refer to note 51)	(38)	—	(38)	—
Additions	2	3	2	3
Additions from internal developments	135	96	128	94
Foreign currency exchange differences	(3)	(2)	—	—
Other	(7)	(43)	(12)	(31)
Balance at end of year	987	898	873	793

Accumulated amortisation and impairment
Restated balance at start of year	455	351	386	292
Impact of adoption of AIFRS (refer to note 51)	(23)	—	(23)	—
Amortisation expense(2) (refer note 4)	117	128	103	109
Foreign currency exchange differences	(1)	(1)	—	—
Other	2	(23)	3	(15)
Balance at end of year	550	455	469	386

Net book value
Balance at start of year	443	493	407	435
Balance at end of year	437	443	404	407

Goodwill, software and other intangible assets
Net book value
Balance at start of the year	3,458	3,703	422	450
Balance at end of the year(1)	3,337	3,458	419	422

(1)          Excludes notional goodwill related to the ING Australia joint venture of $826 million (September 2005: $826 million) and the ING New Zealand joint venture of $79 million (September 2005: $82 million).

(2)          Includes software amortisation expense of $114 million (September 2005: $125 million) and amortisation of other intangible assets $3 million (September 2005: $3 million). The Company includes software amortisation expense of $100 million (September 2005: $106 million) and amortisation of other intangible assets $3 million (September 2005: $3 million).

Goodwill allocated to cash-generating units

The goodwill balance above largely comprises the goodwill purchased on acquisition of NBNZ Holdings Limited in December 2003. Discussion of the goodwill and impairment testing for the cash generating unit containing this goodwill is discussed in note 2(iv).

21: Other Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Accrued interest/prepaid discounts	1,569	1,443	1,088	1,164
Accrued commission	102	78	74	47
Defined benefit superannuation plan surplus (see note 46)	5	7	—	—
Prepaid expenses	69	153	30	46
Issued securities settlements	1,377	2,144	1,074	785
Operating leases residual value	799	712	3	2
Capitalised expenses	570	524	189	176
Other	520	1,112	232	613
Total other assets	5,011	6,173	2,690	2,833

22: Premises and Equipment

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost	632	639	80	83
Depreciation	(195)	(201)	(36)	(40)
	437	438	44	43
Leasehold improvements
At cost	253	239	159	147
Amortisation	(158)	(149)	(93)	(84)
	95	90	66	63
Furniture and equipment
At cost	734	691	538	499
Depreciation	(467)	(445)	(332)	(308)
	267	246	206	191
Computer and office equipment
At cost	906	924	674	625
Depreciation	(688)	(700)	(505)	(454)
	218	224	169	171
Capital works in progress
At cost	92	56	42	27
Total premises and equipment	1,109	1,054	527	495

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Freehold and leasehold land and buildings(1)
Carrying amount at beginning of year	438	498	43	40
Additions	21	22	4	6
Disposals	(5)	(68)	—	—
Depreciation	(15)	(11)	(2)	(2)
Foreign currency exchange difference	(2)	(3)	(1)	(1)
Carrying amount at end of year	437	438	44	43
Leasehold improvements
Carrying amount at beginning of year	90	61	63	39
Additions	26	46	16	33
Disposals	(5)	—	(5)	—
Amortisation	(18)	(16)	(12)	(9)
Foreign currency exchange difference	2	(1)	4	—
Carrying amount at end of year	95	90	66	63
Furniture and equipment
Carrying amount at beginning of year	246	251	191	161
Additions	72	81	53	64
Disposals	(3)	(41)	(2)	(5)
Depreciation	(48)	(43)	(36)	(29)
Foreign currency exchange difference	—	(2)	—	—
Carrying amount at end of year	267	246	206	191
Computer and office equipment
Carrying amount at beginning of year	224	252	171	185
Additions	95	92	73	65
Disposals	(6)	(8)	(5)	(3)
Depreciation	(94)	(110)	(70)	(76)
Foreign currency exchange difference	(1)	(2)	—	—
Carrying amount at end of year	218	224	169	171
Capital works in progress
Carrying amount at beginning of year	56	35	27	21
Net additions	36	21	15	6
Carrying amount at end of year	92	56	42	27
Total premises and equipment	1,109	1,054	527	495

(1)          Includes integrals.

23: Due to Other Financial Institutions

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia	6,656	3,396	6,654	3,394
New Zealand	2,448	2,976	—	—
Overseas markets	5,014	5,655	4,998	5,635
Total due to other financial institutions	14,118	12,027	11,652	9,029

24: Deposits and Other Borrowings

Deposits and other borrowings are classified between Australia, New Zealand and Overseas markets based on the location of the deposit taking point.

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Certificates of deposit	16,650	17,512	16,650	17,512
Term deposits	26,219	25,829	27,206	26,642
Other deposits bearing interest	61,245	50,707	61,245	50,707
Deposits not bearing interest	4,749	4,310	4,749	4,310
Commercial paper	8,092	8,994	3,842	2,929
Borrowing corporations’ debt(1)	8,843	9,338	—	—
Other borrowings	458	308	458	308
	126,256	116,998	114,150	102,408
New Zealand
Certificates of deposit	3,428	4,211	—	—
Term deposits	23,128	21,056	—	—
Other deposits bearing interest	17,335	14,843	—	—
Deposits not bearing interest	3,421	4,021	—	—
Commercial paper	6,028	8,434	—	—
Borrowing corporations’ debt(2)	1,813	1,938	—	—
	55,153	54,503	—	—
Overseas markets
Certificates of deposit	3,170	901	3,117	845
Term deposits	10,329	8,948	9,165	8,198
Other deposits bearing interest	1,538	1,259	1,062	806
Deposits not bearing interest	1,182	1,064	788	752
Commercial paper	6,630	6,569	—	—
Other borrowings	536	80	39	80
	23,385	18,821	14,171	10,681
Total deposits and other borrowings	204,794	190,322	128,321	113,089

(1)          Included in this balance is debenture stock of controlled entities. $7.9 billion of debenture stock of the consolidated subsidiary company Esanda, together with accrued interest thereon, is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entity other than land and buildings ($14.1 billion). All controlled entities of Esanda (except for some controlled entities which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by Esanda. The only loans pledged as collateral are those in Esanda and its subsidiaries.

(2)          This balance represents NZD2.1 billion of secured debenture stock of the consolidated subsidiary UDC Finance Limited and the accrued interest thereon which are secured by a floating charge over all assets of UDC Finance Limited and its subsidiaries (NZD2.4 billion).

25: Income Tax Liabilities

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Current tax payable	700	294	698	269
Deferred tax liabilities	1,075	1,341	912	1,099
	1,775	1,635	1,610	1,368
New Zealand
Current tax payable	(163)	(129)	—	—
Deferred tax liabilities	211	138	—	—
	48	9	—	—
Overseas markets
Current tax payable	32	34	3	12
Deferred tax liabilities	98	123	87	112
	130	157	90	124
Total current and deferred income tax liability	1,953	1,801	1,700	1,492
Total current tax payable	569	199	701	281

Deferred tax liabilities recognised in profit and loss
Lease Finance	252	229	82	89
Treasury instruments	385	687	388	687
Capitalised expenses	131	131	44	47
Other	576	555	465	388
	1,344	1,602	979	1,211
Deferred tax liabilities recognised directly in equity
Cash flow hedges	40	—	20	—
	40	—	20	—
Total deferred tax liability	1,384	1,602	999	1,211

Movements
Opening balance at 1 October	1,602	1,579	1,211	1,030
Change on adoption of AIFRS	25	7	(49)	14
Movements in temporary differences during the year	(243)	16	(163)	167
Closing Balance at 30 September	1,384	1,602	999	1,211

Unrecognised deferred tax liabilities
The following deferred tax liabilities have not been brought to account as liabilities:
Other unrealised taxable temporary differences	33	25	—	—
Total unrecognised deferred tax liabilities	33	25	—	—

26: Payables and Other Liabilities

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Creditors	4,282	2,949	4,030	2,723
Accrued interest and unearned discounts	2,488	2,002	1,832	1,400
Defined benefit plan obligations (see note 46)	229	154	229	154
Accrued charges	604	596	392	377
Security settlements	1,236	317	1,104	—
Other liabilities	1,840	1,600	1,236	818
Total payables and other liabilities	10,679	7,618	8,823	5,472

27: Provisions

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Employee entitlements(1)	366	360	267	260
Restructuring costs and surplus leased space(2)	74	77	61	57
Non-lending losses, frauds and forgeries(3)	187	184	125	136
Other(4)	330	293	235	197

Total provisions	957	914	688	650

Reconciliations of the carrying amounts of each class of provision, except for employee entitlements, are set out below:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Restructuring costs and surplus leased space(2)
Carrying amount at beginning of the year	77	106	57	66
Provision made during the year	51	52	41	47
Payments made during the year	(43)	(47)	(33)	(34)
Transfer/release of provision	(10)	(33)	(4)	(22)
Adjustment for exchange rate fluctuations	(1)	(1)	—	—

Carrying amount at the end of the year	74	77	61	57
Non-lending losses frauds and forgeries(3)
Carrying amount at beginning of the year	184	171	136	125
Provision made during the year	52	37	17	23
Transfer/release of provision	(19)	(8)	(3)	(2)
Release of provisions	(30)	(16)	(25)	(10)
Carrying amount at the end of the year	187	184	125	136
Other provisions(4)
Carrying amount at beginning of the year	293	235	197	179
Provision made during the year	235	222	197	142
Payments made during the year	(161)	(132)	(137)	(93)
Transfer/release of provision	(37)	(31)	(23)	(31)
Adjustment for exchange rate fluctuations	—	(1)	1	—
Carrying amount at the end of the year	330	293	235	197

(1)          The aggregate liability for employee benefits largely comprises employee entitlements provisions for annual leave and long service leave.

(2)          Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken and includes termination benefits. Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though their timing is uncertain, and the costs can be reliably estimated.

(3)          Non-lending losses, frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events.

(4)          Other provisions comprise various other provisions including loyalty programs, workers’ compensation and make-good provisions on leased premises.

28: Bonds and Notes

		Consolidated		The Company
		2006	2005	2006	2005
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	16,957	11,401	11,004	8,598
GBP	Great British pounds	6,528	5,268	5,423	4,343
AUD	Australian dollars	1,371	1,138	1,371	1,133
NZD	New Zealand dollars	1,350	1,140	303	323
JPY	Japanese yen	787	1,173	685	1,173
EUR	Euro	14,821	11,138	13,337	9,794
HKD	Hong Kong dollars	3,153	3,381	2,633	2,941
CHF	Swiss francs	2,216	1,929	2,216	1,929
CAD	Canadian dollars	2,631	2,284	2,631	2,284
NOK	Norwegian krone	85	81	85	81
SGD	Singapore dollars	73	71	73	71
CZK	Czech koruna	78	69	78	69
Total bonds and notes		50,050	39,073	39,839	32,739

29: Loan Capital

				Consolidated		The Company
			Interest rate	2006	2005	2006	2005
			%	$m	$m	$m	$m
Hybrid loan capital (subordinated)
ANZ Stapled Exchangeable Preferred securities (ANZ StEPS)(1),(2)			BBSW + 1.00	1,000	—	1,000	—
US Trust Securities
USD 350m non-cumulative trust securities due 2053			4.484	468	459	468	459
USD 750m non-cumulative trust securities due 2053			5.36	1,003	984	1,003	984
				2,471	1,443	2,471	1,443
Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR + 0.15	401	394	401	394
				401	394	401	394
Subordinated notes
USD	500m	fixed notes due 2006	7.55	—	654	—	654
USD	4.4m	floating rate notes due 2007	LIBOR + 0.50	6	11	6	11
JPY	279.9m	floating rate notes due 2007	LIBOR + 0.50	3	6	3	6
USD	6.1m	floating rate notes due 2008	LIBOR + 0.50	8	10	8	10
USD	79m	floating rate notes due 2008	LIBOR + 0.53	106	103	106	103
JPY	434.1m	floating rate notes due 2008	LIBOR + 0.55	5	6	5	6
AUD	400m	floating rate notes due 2010	BBSW + 0.29	400	400	400	400
NZD	100m	fixed notes due 2011(3) (called April 2006)	6.87	—	91	—	—
AUD	400m	fixed notes due 2012(4)	6.75	400	400	400	400
AUD	100m	floating rate notes due 2012(3)	BBSW + 0.57	100	100	100	100
NZD	300m	fixed notes due 2012(3)	7.04	263	273	—	—
NZD	125m	fixed notes due 2012(3)	7.61	109	115	—	—
NZD	125m	fixed notes due 2012(3)	7.40	109	115	—	—
USD	550m	floating rate notes due 2013(3)	LIBOR + 0.55	735	722	735	722
NZD	100m	fixed notes due 2013(3)	6.46	88	91	—	—
EUR	300m	floating rate notes due 2013(3)	EURIBOR + 0.375	510	474	510	474
AUD	380m	floating rate notes due 2014(3)	BBSW + 0.41	380	380	380	380
AUD	350m	fixed notes due 2014(4)	6.50	350	350	350	350
USD	400m	floating rate notes due 2015(3)	LIBOR + 0.20	535	525	535	525
AUD	300m	fixed notes due 2015(4)	6.00	295	300	295	300
GBP	200m	floating rate notes due 2015(3)	5.625	506	462	506	462
EUR	500m	fixed notes due 2015(4)	4.45	861	791	861	791
AUD	300m	fixed notes due 2016(4)	6.25	298	—	298	—
AUD	300m	floating rate notes due 2016(3)	BBSW + 0.22	300	—	300	—
GBP	250m	fixed notes due 2016(4)	4.75	613	—	613	—
NZD	350m	fixed notes due 2016(4)	7.16	306	—	—	—
GBP	400m	fixed notes due 2018(4)	4.75	968	921	968	921
				8,254	7,300	7,379	6,615
Total loan capital				11,126	9,137	10,251	8,452
Loan capital by currency
AUD	Australian dollars			3,523	1,930	3,523	1,930
NZD	New Zealand dollars			875	685	—	—
USD	United States dollars			3,262	3,862	3,262	3,862
GBP	Great British pounds			2,087	1,383	2,087	1,383
EUR	Euro			1,371	1,265	1,371	1,265
JPY	Japanese yen			8	12	8	12
				11,126	9,137	10,251	8,452

(1)          On 23 September 2008 the margin of 1.00% can be reduced if the security is not redeemed or converted.

(2)          Under AIFRS, ANZ StEPS securities are now classified Loan Capital instead of Share Capital.

(3)          Callable five years prior to maturity.

(4)          Callable five years prior to maturity and reverts to floating rate notes.

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes. The loan capital, except for the ANZ StEPS and US Trust Securities, constitutes Tier 2 capital as Defined by the Australian Prudential Regulation Authority (APRA) for capital adequacy purposes. ANZ StEPS and the US Trust Securities constitutes Tier 1 capital, as Defined by APRA, for capital adequacy purposes.

ANZ STAPLED EXCHANGEABLE PREFERRED SECURITIES (ANZ STEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million). ANZ StEPS comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a New Zealand subsidiary of the Company) stapled to a fully paid $100 preference share (issued by the Company).

Distributions on ANZ StEPS are noncumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a 100 basis point margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Distributions are subject to certain payment tests (ie APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date. Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

On any reset date, ANZ may change certain terms (subject to certain restrictions) including the next reset date, market reset (from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates. The first reset date is 15 September 2008. Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur. On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%. In certain circumstances, the Company may also require exchange other than on a reset date.

Upon the occurrence of an assignment event, ANZ StEPS become unstapled. In this case, the note will be assigned to a subsidiary of the company, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with US Trust Securities and Euro Trust Securities in all respects. Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

On a winding up of the Company, the rights of ANZ StEPS holders will be determined by the preference share component of ANZ StEPS. Those preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

ANZ StEPS qualify as Tier 1 capital as Defined by the Australian Prudential Regulation Authority.

US TRUST SECURITIES

On 27 November 2003, the Company issued 1.1 million USD non-cumulative Trust Securities (“US Trust Securities”) at USD1000 each pursuant to offering memorandum dated 19 November 2003 raising USD1.1 billion. US Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by Samson Funding Limited, a wholly owned NZ subsidiary of the Company) and a fully paid USD1,000 preference share (issued by the Company), which are stapled together and issued as a US Trust Security by ANZ Capital Trust I or ANZ Capital Trust II (the “Trusts”). Investors have the option to redeem the US Trust Security from the Trusts and hold the underlying stapled security.

The issue was made in two tranches:

•                  USD350 million tranche with a coupon of 4.48% and was issued through ANZ Capital Trust I. After 15 January 2010 and at any coupon date thereafter, ANZ has the discretion to redeem the US Trust Security for cash. If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the US Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

•                  USD750 million tranche with a coupon of 5.36% and was issued through ANZ Capital Trust II. It has the same conversion features as the USD350 million tranche but from 15 December 2013.

Distributions on US Trust Securities are non-cumulative and are payable half yearly in arrears and are funded by payments received by the respective Trusts on the underlying note. Distributions are subject to certain payment tests (eg. APRA requirements and distributable profits being available). Distributions are expected to be payable on 15 June and 15 December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on the US Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time in the Company’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the respective Trust to pay in full a distribution within seven business days of the relevant distribution payment date, the notes that are represented by the relevant US Trust Securities will be automatically assigned to a subsidiary of the Company and the preference shares that are represented by the relevant US Trust Securities will be distributed to investors in redemption of such US Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the US Trust Securities for which the preference shares were distributed. If the US Trust Securities are not redeemed or bought back prior to the 15 December 2053, they will be converted into preference shares, which in turn will be mandatorily converted into a number of ordinary shares based upon the formula in the offering memorandum.

The preference shares forming part of the US Trust Securities rank equal to the preference shares issued in connection with the ANZ StEPS and Euro Trust Securities in all respects. Except in limited circumstances, holders of US Trust Securities do not have any right to vote in general meetings of the company.

On winding up of the Company, the rights of US Trust Security holders will be determined by the preference share component of US Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The US Trust Securities qualify as Tier 1 capital as Defined by the Australian Prudential Regulation Authority.

30: Share Capital

	The Company
Number of issued shares	2006	2005
Ordinary shares each fully paid	1,836,572,115	1,826,449,480
Preference shares each fully paid	500,000	10,500,000
Total number of issued shares	1,837,072,115	1,836,949,480

ORDINARY SHARES

Ordinary shares have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of the shares held.

On a show of hands every holder of fully paid ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll one vote for each share held.

	The Company
Number of issued shares	2006	2005
Balance at start of year	1,826,449,480	1,818,401,807
Bonus option plan(1)	1,384,144	1,749,584
Dividend reinvestment plan(1)	6,585,302	7,306,891
ANZ employee share acquisition plan(2)	1,590,457	1,979,649
ANZ share option plan(2)	6,654,818	6,642,326
Share capital buyback(3)	(6,092,086)	(9,630,777)
Balance at end of year	1,836,572,115	1,826,449,480

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Ordinary share capital
Balance at start of year	8,053	7,943	8,053	7,943
Dividend reinvestment plan(1)	165	153	165	153
ANZ employee share acquisition plan(2)	90	57	90	57
ANZ share option plan(2)	109	104	109	104
Share Capital buyback(3)	(146)	(204)	(146)	(204)
Balance at end of year	8,271	8,053	8,271	8,053

(1)          Refer to note 7 for details of plan.

(2)          Refer to note 47 for details of plan.

(3)          Between January 2005 to March 2006, the Group bought back ordinary shares for a total value of $350 million.

PREFERENCE SHARES

Euro Trust Securities

On 13 December 2004, the Company issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (“Euro Trust Securities”) at €1000 each pursuant to the offering circular dated 9 December 2004, raising $871 million (at the spot rate at the date of issue, net of issue costs). Euro Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Jackson Funding PLC, a United Kingdom subsidiary of the Company) and a fully paid, €1000 preference share (issued by the Company), which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III (the “Trust”). Investors have the option to redeem the Euro Trust Security from the Trust and hold the underlying stapled security.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears and are funded by payments received by the Trust on the underlying note and or preference share. The distribution is based upon a floating distribution rate equal to the 3 month EURIBOR rate plus a 66 basis point margin up until 15 December 2014, after which date the distribution rate is the 3 month EURIBOR rate plus a 166 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Distributions are subject to certain payment tests (eg APRA requirements and distributable profits being available). Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year. Dividends are not payable on the preference shares while they are stapled to the note, except for the period after 15 December 2014 when the preference share will pay 100bpts to fund the increase in the margin. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time at ANZ’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the Trust to pay in full a distribution within seven business days of the relevant distribution payment date or the business day prior to 15 December 2053, the notes that are represented by the relevant Euro Trust Securities will be automatically assigned to a Branch of the Company and the preference shares that are represented by the relevant Euro Trust Securities will be distributed to investors in redemption of such Euro Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the Euro Trust Securities for which the preference shares were distributed.

The preference shares forming part of the Euro Trust Security rank equal to the preference shares issued in connection with the ANZ StEPS and US Trust Securities in all respects. Except in limited circumstances, holders of Euro Trust Securities do not have any right to vote in general meetings of the Company.

On winding up of the Company, the rights of Euro Trust Security holders will be determined by the preference share component of the Euro Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction to the proceeds of the equity instruments to which the costs relate.

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Preference share balance at start of year
-Euro Trust Securities(1)	871	—	871	—
-ANZ StEPS(2)	987	987	987	987
	1,858	987	1,858	987
Less ANZ StEPS securities reclassified under AIFRS(2)	(987)	n/a	(987)	n/a

Adjusted preference share balance at start of year	871	987	871	987

Preference share net proceeds from new issues during the year
-Euro Trust Securities(1)	—	871	—	871
	871	1,858	871	1,858

Preference share balance at end of year
-Euro Trust Securities(1)	871	871	871	871
-ANZ StEPS(2)	—	987	—	987
Balance at end of year	871	1,858	871	1,858

(1)          There was no transaction cost relating to the Euro Trust Securities in the financial year ended 30 September 2006 (2005: $5 million).

(2)          Under AIFRS, ANZ StEPS securities are now classified as loan capital (refer note 29).

31: Reserves and Retained Earnings

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
a) Asset revaluation reserve
Restated balance at beginning of year	—	—	—	—
b) Foreign currency translation reserve
Restated balance at beginning of year	(443)	—	(213)	—
Currency translation adjustments net of hedges	(203)	(443)	97	(213)
Total foreign currency translation reserve	(646)	(443)	(116)	(213)
c) Share option reserve(1)
Restated balance at beginning of year	67	44	67	44
Share-based payments	(3)	23	(3)	23
Transfer (to) retained earnings	(1)	—	(1)	—
Total share option reserve	63	67	63	67
d) Available-for-sale revaluation reserve
Balance at start of year	n/a	n/a	n/a	n/a
Adjustments on adoption of accounting policies specified by AASB 132 and AASB 139(2)	(10)	n/a	(11)	n/a
Restated balance at beginning of year	(10)	n/a	(11)	n/a
Valuation gain recognised after tax	20	n/a	15	n/a
Cumulative (gain) transferred to the income statement on sale of financial assets	(8)	n/a	(7)	n/a
Total available-for-sale revaluation reserve	2	n/a	(3)	n/a
e) Hedging reserve
Balance at start of year	n/a	n/a	n/a	n/a
Adjustments on adoption of accounting policies specified by AASB 132 and AASB 139(2)	162	n/a	11	n/a
Restated balance at beginning of year	162	n/a	11	n/a
Gain (loss) recognised after tax	121	n/a	36	n/a
Transferred (to) income statement	(56)	n/a	(7)	n/a
Total hedging reserve	227	n/a	40	n/a
f) General reserve
Balance at start of year	181	181	11	11
Transfer (to) retained earnings(3)	(181)	—	(11)	—
Total general reserve	—	181	—	11
g) Capital reserve
Balance at start of year	149	149	—	—
Transfer (to) retained earnings(3)	(149)	—	—	—
Total capital reserve	—	149	—	—
Total reserves	(354)	(46)	(16)	(135)

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Retained earnings
Restated balance at start of year	9,646	8,407	7,310	6,989
Adjustment on adoption of accounting policies specified by AASB 4, AASB 132 and AASB 139(4)	(431)	n/a	(201)	n/a
Restated balance at beginning of year	9,215	8,407	7,109	6,989
Profit attributable to shareholders of the Company	3,688	3,175	3,174	2,175
Transfers from (to) reserves	331	—	12	—
Actuarial gain (loss) on defined benefit plans after tax(5)	(55)	25	(54)	23
Ordinary share dividends paid	(2,068)	(1,877)	(2,068)	(1,877)
Preference share dividends paid	(27)	(84)	—	—
Retained earnings at end of year	11,084	9,646	8,173	7,310
Total reserves and retained earnings	10,730	9,600	8,157	7,175

(1)          Further information about share based payments to employees is disclosed in note 47 to the financial statements.

(2)          ANZ has taken the election, pursuant to accounting standard AASB 1 (36A), to not comply with accounting standards AASB 132 and AASB 139 in the comparative information in its first AIFRS financial report. Therefore the 2005 year is nil for this line item.

(3)          The transfer of balances from the general and capital reserves to retained earnings represent items of a distributable nature.

(4)          Comprises:

•       Remeasurement of the carrying value of the Group’s investment in INGA as at 1 October 2005

•       Adjustment in respect of hedging derivative financial instruments as at 1 October 2005

•       Recognition of the fair value of derivatives relating to securitisation and structured finance transactions as at 1 October 2005

•       Deferral of previously recognised fees now treated as an adjustment to yield on 1 October 2005

•       Recalculation of the loan impairment provision on 1 October 2005 in line with change in policy as covered in note 1(xi).

(5)          ANZ has taken the option available under AASB 119 to recognise actuarial gains/losses on defined benefit superannuation plans directly in retained profits (refer note 1(xx) and note 46).

a) Asset Revaluation Reserve

The asset revaluation reserve related to the revaluation of premises and equipment and investments in shares in controlled entities. The impact of adoption of AIFRS reset the asset revaluation reserve to nil.

b) Foreign Currency Translation Reserve

The translation reserve comprises exchange differences, net of hedges, arising on translation of the financial statements of foreign operations, as described in note 1(iii). Refer note 51(v) for the impact of adopting AIFRS on the foreign currency translation reserve. When a foreign operation is sold, attributable exchange differences are recognised in the income statement.

c) Share Option Reserve

The share options reserve arises on the grant of share options to selected employees under the ANZ share option plan. Amounts are transferred out of the reserve and into share capital when the options are exercised. Refer to note 1(xx).

d) Available-for-sale Revaluation Reserve

Changes in the fair value and exchange differences on the revaluation of available-for-sale financial assets are taken to the available-for-sale revaluation reserve. Where a revalued available-for-sale financial asset is sold, that portion of the reserve which relates to that financial asset, is realised and recognised in the income statement. Where the available-for-sale financial asset is impaired, that portion of the reserve which relates to that asset is recognised in the income statement. Refer to note 1(ix).

e) Hedging Reserve

The hedging reserve represents hedging gains and losses recognised on the effective portion of cashflow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement. Refer to note 1(viii).

f) General Reserve and g) Capital Reserve

The transfer of balances from the general and capital reserves to retained earnings represent items of a distributable nature.

32: Minority Interests

	Consolidated
	2006	2005
	$m	$m

Share capital	14	11
Retained profits	20	16
Total minority interests	34	27

33: Average Balance Sheet and Related Interest

Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Impaired loans are included under the interest earning asset category ‘loans and advances’. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments. The data in the table below is not comparable as the 2005 comparatives have not been restated to reflect the impact of AASB 132 – “Financial Instruments: Presentation and Disclosure” and AASB 139 – “Financial Instruments: Recognition and Measurement”.

	2006			2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest earning assets

Due from other financial institutions
Australia	1,442	71	4.9	807	42	5.2
New Zealand	2,236	146	6.5	2,242	126	5.6
Overseas markets	4,061	190	4.7	2,664	90	3.4

Trading and available-for-sale assets/investment securities
Australia	15,957	946	5.9	10,799	589	5.5
New Zealand	2,459	182	7.4	2,226	133	6.0
Overseas markets	2,883	134	4.6	2,992	100	3.3

Loans and advances
Australia	170,118	12,478	7.3	152,912	10,671	7.0
New Zealand	65,134	5,653	8.7	61,035	5,071	8.3
Overseas markets	9,538	671	7.0	9,060	461	5.1

Customer’s liabilities for acceptances(1)
Australia	13,786	958	6.9	—	—	—
Overseas markets	216	11	5.1	—	—	—

Other assets
Australia	3,833	317	8.3	2,215	110	5.0
New Zealand	4,361	283	6.5	2,912	162	5.6
Overseas markets	4,155	261	6.3	3,319	189	5.7

Intragroup assets
Overseas markets	11,501	559	4.9	9,473	330	3.5
	311,680	22,860		262,656	18,074
Intragroup elimination	(11,501)	(559)		(9,473)	(330)
	300,179	22,301	7.4	253,183	17,744	7.0

Non-interest earning assets

Derivative financial instruments
Australia	9,600			5,082
New Zealand	2,593			1,645
Overseas markets	(579)			(404)
Customer’s liabilities for acceptances(1)	—			13,240
Premises and equipment	1,074			1,094
Other assets	13,223			13,100
Provision for credit impairment
Australia	(1,567)			(1,823)
New Zealand	(419)			(608)
Overseas markets	(191)			(15)
	23,734			31,311
Total assets	323,913			284,494

Total average assets
Australia	220,710			190,595
New Zealand	81,072			74,473
Overseas markets	33,632			28,899
	335,414			293,967
Intragroup elimination	(11,501)			(9,473)
	323,913			284,494
% of total average assets attributable to overseas activities	31.9%			33.0%

(1)             Customer’s liabilities for acceptances have been classified as interest earning assets following the adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

	2006			2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest bearing liabilities

Time deposits
Australia	42,907	2,445	5.7	39,388	2,126	5.4
New Zealand	26,363	1,839	7.0	25,582	1,659	6.5
Overseas markets	13,699	646	4.7	11,075	383	3.5

Savings deposits
Australia	15,087	480	3.2	13,896	413	3.0
New Zealand	6,841	305	4.5	7,210	291	4.0
Overseas markets	566	10	1.8	417	3	0.7

Other demand deposits
Australia	38,935	1,751	4.5	33,950	1,432	4.2
New Zealand	8,494	502	5.9	7,992	412	5.2
Overseas markets	1,003	22	2.2	794	13	1.6

Due to other financial institutions
Australia	4,151	223	5.4	1,456	86	5.9
New Zealand	1,961	107	5.5	1,680	93	5.5
Overseas markets	5,965	306	5.1	4,642	166	3.6

Commercial paper
Australia	10,858	637	5.9	7,879	443	5.6
New Zealand	6,315	470	7.4	7,717	521	6.8
Overseas markets	7,373	333	4.5	6,260	171	2.7

Borrowing corporations’ debt
Australia	9,117	522	5.7	9,336	518	5.5
New Zealand	1,863	130	7.0	1,954	125	6.4

Liability for acceptances(1)
Australia	13,786	799	5.8	—	—	—
Overseas markets	216	10	4.6	—	—	—

Loan capital, bonds and notes
Australia	45,244	2,677	5.9	38,305	2,138	5.6
New Zealand	9,293	703	7.6	4,757	335	7.0
Overseas markets	135	7	5.2	137	4	2.9

Other liabilities
Australia	5,122	304	n/a	4,593	451	n/a
New Zealand	149	94	n/a	106	101	n/a
Overseas markets	510	36	n/a	90	17	n/a

Intragroup liabilities
Australia	5,146	169	3.3	3,648	(13)	(0.4)
New Zealand	6,355	390	6.1	5,825	343	5.9
	287,454	15,917		238,689	12,231
Intragroup elimination	(11,501)	(559)		(9,473)	(330)
	275,953	15,358	5.6	229,216	11,901	5.2

(1)             Liability for acceptances have been classified as interest bearing liabilities following the adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

	2006	2005
	Average	Average
	balance	balance
	$m	$m
Non-interest bearing liabilities

Deposits
Australia	4,412	4,147
New Zealand	3,682	3,535
Overseas markets	1,123	976

Derivative financial instruments
Australia	8,642	4,519
New Zealand	2,663	2,104
Overseas markets	(635)	(483)

Liability for acceptances(1)	—	13,240

Other liabilities	9,457	8,607
	29,344	36,645
Total liabilities	305,297	265,861

Total average liabilities
Australia	210,364	180,325
New Zealand	75,331	70,038
Overseas markets	31,103	24,971
	316,798	275,334
Intragroup elimination	(11,501)	(9,473)
	305,297	265,861

Total average shareholders’ equity
Ordinary share capital(2)	17,745	16,949
Preference share capital	871	1,684
	18,616	18,633

Total average liabilities and shareholders’ equity	323,913	284,494

% of total average liabilities attributable to overseas activities	32.8%	33.5%

(1)             Liability for acceptances have been classified as interest bearing liabilities following the adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

(2)             Includes reserves and retained earnings.

34: Interest Spreads and Net Interest Average Margins

	2006	2005
	$m	$m
Net interest income(1),(4)
Australia	4,763	3,818
New Zealand	1,724	1,612
Overseas markets	456	413
	6,943	5,843

Average interest earning assets
Australia	205,136	166,733
New Zealand	74,190	68,415
Overseas markets	32,354	27,508
Intragroup elimination	(11,501)	(9,473)
	300,179	253,183

	%	%
Gross earnings rate(2),(4)
Australia	7.20	6.84
New Zealand	8.44	8.03
Overseas markets	5.64	4.25
Group	7.43	7.01

Interest spreads and net interest average margins may be analysed as follows(4)
Australia
Gross interest spread	1.95	1.87
Interest forgone on impaired assets(3)	(0.01)	(0.01)
Net interest spread	1.94	1.86
Interest attributable to net non-interest bearing items	0.38	0.43
Net interest average margin – Australia	2.32	2.29

New Zealand
Gross interest spread	1.74	1.86
Interest forgone on impaired assets(3)	(0.01)	(0.01)
Net interest spread	1.73	1.85
Interest attributable to net non-interest bearing items	0.59	0.51
Net interest average margin – New Zealand	2.32	2.36

Overseas markets
Gross interest spread	1.02	1.04
Interest forgone on impaired assets(3)	(0.02)	(0.02)
Net interest spread	1.00	1.02
Interest attributable to net non-interest bearing items	0.41	0.48
Net interest average margin – Overseas markets	1.41	1.50

Group
Gross interest spread	1.87	1.83
Interest forgone on impaired assets(3)	(0.01)	(0.01)
Net interest spread	1.86	1.82
Interest attributable to net non-interest bearing items	0.45	0.48
Net interest average margin – Group	2.31	2.30

(1)             On a tax equivalent basis.

(2)             Average interest rate received on interest earning assets. Overseas markets includes intragroup assets.

(3)             Refer note 15.

(4)             Interest in the 2006 year includes deferred fees and costs that are considered part of the effective yield and have therefore been reclassified as interest.

35: Financial Risk Management

STRATEGY IN USING FINANCIAL INSTRUMENTS

Financial instruments are fundamental to the Group’s business, constituting the core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Group. Financial instruments create, modify or reduce the credit, market (including traded or fair value risks and non-traded or interest and foreign currency related risks) and liquidity risks of the Group’s balance sheet. These risks and the Group’s policies and objectives for managing such risks are outlined below. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group uses derivative financial instruments such as foreign exchange contracts, and interest rate contracts to hedge certain risk exposures. This is outlined in Note 12.

CREDIT RISK

Credit risk is the risk of financial loss from counterparties being unable to fulfil their contractual loan or credit equivalent obligations.

The Group has an overall lending objective of sound growth for appropriate returns. The credit risk management framework exists to provide a structured and disciplined process to support this objective.

Credit Risk Management

This risk management framework exists across the Group with the aim of ensuring a structured and disciplined approach is maintained in achieving the objective set by the Board. The framework is top-down and focuses on policies, people, skills, vision, values, controls, concentrations and portfolio balance. It is supported by portfolio analysis and asset-writing strategies which assist asset-writing direction and identify areas requiring attention. The effectiveness of the framework is validated through a series of compliance and monitoring processes overseen within a risk committee structure.

All credit decisions greater than a predetermined amount require approval by both business writers and independent risk personnel.

The Group sets strict limits on the acceptable level of credit risk. Acceptance of credit risk is firstly based on a counterparty’s assessed capacity to meet contractual obligations, in particular interest and capital repayments. Obtaining collateral further supports this.

Credit Risk Measurement

The relative ‘Probability of Default’ (PD) for all counterparties is captured by the Group’s Credit Rating process, which assigns an internal risk rating to all borrowers and counterparties. The risk rating assessment utilises quantitative and independently validated measurement tools and each internal risk rating corresponds to the statistical probability of a customer (in that rating class) defaulting within the next 12-month period. This is the foundation of the Group’s risk grade profile.

The Group’s risk grade profiles are subject to change through new counterparty acquisitions and/or existing counterparty movements in either risk or volume. All counterparty risk grades are subject to frequent review, including statistical and behavioural reviews in consumer and small business segments and individual counterparty reviews in segments with larger single name borrowers.

Credit Risk Mitigation

The Credit Risk objectives of the Group are set by the Board and are strategically implemented and monitored within a tiered  structure of delegated authority, designed to oversee multiple facets of credit risk, including asset writing strategies, credit policies/controls, single exposures, portfolio monitoring and risk concentrations. Credit Risk is mitigated by the independence of the Credit chain and is supported by comprehensive risk analysis, risk tools, monitoring processes and policies.

Concentrations of credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities within the same geographic region, or when they have similar risk characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Group monitors its portfolio, largely comprising net loans and advances, customer’s liabilities for acceptances and available-for-sale loan assets, to assess risk concentrations. Concentration limits are used to guard against large single customer or correlated credit risks.

Concentrations of credit risk by industry and geographic analysis:

Based on carrying amount at 30 September 2006 and 30 September 2005

			Customer liability		Available-for-sale
	Net loans and advances		for acceptances		loans and advances		Total
Consolidated	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	7,079	5,626	1,116	1,023	1,030	—	9,225	6,649
Business service	4,882	4,151	687	600	12	—	5,581	4,751
Construction	3,757	3,270	202	173	146	—	4,105	3,443
Entertainment, leisure and tourism	4,408	3,861	1,186	1,201	243	—	5,837	5,062
Financial, investment and insurance	4,795	4,924	970	1,215	132	—	5,897	6,139
Government and official institutions	52	65	7	4	—	—	59	69
Lease finance	2,580	2,854	—	—	—	—	2,580	2,854
Manufacturing	7,050	6,087	1,508	1,759	113	—	8,671	7,846
Personal(1)	15,579	13,702	239	251	—	—	15,818	13,953
Real estate – commercial(2)	10,229	10,970	4,108	4,079	—	—	14,337	15,049
Real estate – mortgage(3)	100,362	89,909	—	—	—	—	100,362	89,909
Retail and wholesale trade	9,811	9,074	2,155	1,942	—	—	11,966	11,016
Other	9,923	8,796	1,060	1,074	270	—	11,253	9,870
	180,507	163,289	13,238	13,321	1,946	—	195,691	176,610

New Zealand
Agriculture, forestry, fishing and mining	11,180	10,310	—	—	—	—	11,180	10,310
Business service	627	662	—	—	—	—	627	662
Construction	554	625	—	—	—	—	554	625
Entertainment, leisure and tourism	756	877	—	—	—	—	756	877
Financial, investment and insurance	2,573	2,011	—	—	—	—	2,573	2,011
Government and official institutions	656	319	—	—	—	—	656	319
Lease finance	421	639	—	—	—	—	421	639
Manufacturing	1,991	2,224	—	—	—	—	1,991	2,224
Personal(1)	3,041	2,626	—	—	—	—	3,041	2,626
Real estate – commercial(2)	5,071	4,453	—	—	—	—	5,071	4,453
Real estate – mortgage(3)	37,063	34,593	—	—	—	—	37,063	34,593
Retail and wholesale trade	1,540	1,578	—	—	—	—	1,540	1,578
Other	3,456	3,473	—	—	—	—	3,456	3,473
	68,929	64,390	—	—	—	—	68,929	64,390

Overseas Markets
Agriculture, forestry, fishing and mining	718	558	9	—	—	—	727	558
Business service	209	134	—	—	—	—	209	134
Construction	73	141	—	—	—	—	73	141
Entertainment, leisure and tourism	681	219	4	—	—	—	685	219
Financial, investment and insurance	536	345	68	16	—	—	604	361
Government and official institutions	237	285	—	—	—	—	237	285
Lease finance	179	133	—	—	—	—	179	133
Manufacturing	2,562	2,250	86	37	—	—	2,648	2,287
Personal(1)	651	475	—	6	—	—	651	481
Real estate – commercial(2)	205	213	—	—	—	—	205	213
Real estate – mortgage(3)	881	743	—	—	—	—	881	743
Retail and wholesale trade	1,137	940	30	68	—	—	1,167	1,008
Other	2,133	2,389	—	1	—	—	2,133	2,390
	10,202	8,825	197	128	—	—	10,399	8,953
Gross total	259,638	236,504	13,435	13,449	1,946	—	275,019	249,953
Individual provision for credit impairment	(286)	(273)	—	—	—	—	(286)	(273)
Collective provision for credit impairment(4)	(1,940)	(2,167)	—	—	—	—	(1,940)	(2,167)
	(2,226)	(2,440)	—	—	—	—	(2,226)	(2,440)
Income yet to mature	(2,002)	(1,574)	—	—	—	—	(2,002)	(1,574)
Net total	255,410	232,490	13,435	13,449	1,946	—	270,791	245,939

(1)             Personal includes consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(2)             Real Estate Commercial includes all business lending relating to commercial property.

(3)             Real Estate Mortgage includes all consumer lending secured by a mortgage.

(4)             2005 comparatives are calculated under previous AGAAP.

Aggregate concentrations of credit risk by industry analysis(1)

Consolidated	2006	2005
	$m	$m
Agriculture, forestry, fishing and mining	21,132	17,517
Business service	6,417	5,547
Construction	4,732	4,209
Entertainment, leisure and tourism	7,278	6,158
Financial, investment and insurance	9,074	8,511
Government and official institutions	952	673
Lease finance	3,180	3,626
Manufacturing	13,310	12,357
Personal(2)	19,510	17,060
Real estate – commercial(3)	19,613	19,715
Real estate – mortgage(4)	138,306	125,245
Retail and wholesale trade	14,673	13,602
Other	16,842	15,733
	275,019	249,953

(1)             Calculated prior to deduction for provisions and unearned income.

(2)             Personal includes consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(3)             Real Estate commercial includes all business lending relating to commercial property.

(4)             Real Estate mortgage includes all consumer lending secured by a mortgage.

MARKET RISK

Market risk is the risk to the Group’s earnings arising from changes in interest rates, currency exchange rates, credit spreads, or from fluctuations in bond, commodity or equity prices.

Market risk management and control responsibilities

To facilitate the management, control, measurements and reporting of market risk, ANZ has grouped market risk into two broad categories:

a) Traded market risk:-

This is the risk of loss from changes in the value of financial instruments due to movements in price factors for both physical and derivative trading positions. They arise in trading transactions where ANZ acts as principal with clients or with the market.

The principal risk categories monitored are:

•       Currency risk is the potential loss arising from the decline in the value of a financial instrument due to changes in foreign exchange rates or their implied volatilities.

•       Interest rate risk is the potential loss arising from the change in the value of a financial instrument due to changes in market interest rates or their implied volatilities.

•       Credit Spread risk is the potential loss arising from a decline in value of an instrument due to a deterioration in the credit worthiness of the issuer of the instrument.

b) Non-traded market risk (or balance sheet risk):-

This embraces the management of non-traded interest rate risk, liquidity, and the risk to the AUD denominated value of the Group’s capital and earnings as a result of foreign exchange rate movements.

The Board of Directors through the Risk Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees. The Credit and Trading Risk Committee, chaired by the Chief Risk Officer, is responsible for traded market risk, while the Group Asset and Liability Committee, chaired by the Chief Financial Officer, is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. In addition, the Group Asset and Liability Committee delegates to the Credit and Trading Risk Committee responsibility for the monthly monitoring of non-traded market risk exposures. The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies quarterly, or more frequently if required.

Value at Risk (VaR) measure

A key measure of market risk is Value at Risk (VaR). VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

The confidence level is such that there is 97.5% or 99% probability that the loss will not exceed the VaR estimate on any given day. The 99% confidence level encompasses a wider range of potential outcomes.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation. The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, it is not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated detailed control limits to measure and manage market risk.

Traded and non-traded market risks are considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

		High for	Low for	Average		High for	Low for	Average
	As at	year	year	for year	As at	year	year	for year
	Sep 06	Sep 06	Sep 06	Sep 06	Sep 05	Sep 05	Sep 05	Sep 05
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.5	1.6	0.3	0.7	0.8	1.7	0.3	0.8
Interest rate	1.7	3.2	0.8	1.8	1.3	2.2	0.2	0.9
Credit spread	1.1	1.7	0.7	1.1	0.8	1.5	0.2	0.8
Diversification benefit	(1.4)	n/a	n/a	(1.5)	(1.2)	n/a	n/a	(0.9)
Total VaR	1.9	3.6	0.9	2.1	1.7	3.0	0.8	1.6

Value at risk at 99% confidence
Foreign exchange	0.6	2.0	0.3	0.8	0.9	2.1	0.4	1.1
Interest rate	2.0	4.4	1.3	2.4	1.7	2.8	0.2	1.2
Credit spread	2.8	3.6	1.1	2.3	1.4	2.4	0.4	1.2
Diversification benefit	(2.9)	n/a	n/a	(2.6)	(1.8)	n/a	n/a	(1.3)
Total VaR	2.5	4.9	1.2	2.9	2.2	4.0	1.0	2.2

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as for the Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

NON-TRADED MARKET RISKS (BALANCE SHEET RISK)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to manage the market value of the Group’s capital. Liquidity risk is dealt with in the next section.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported using three measures: VaR; scenario analysis (to a 1% shock); and disclosure of the interest rate sensitivity gap (refer note 36).

a) VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

		High for	Low for	Average		High for	Low for	Average
	As at	year	year	year	As at	year	year	year
	Sep 06	Sep 06	Sep 06	Sep 06	Sep 05	Sep 05	Sep 05	Sep 05
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Group	17.7	19.3	13.7	16.2	14.2	24.0	13.7	18.1

b) Scenario Analysis – A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the succeeding 12 months. This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years – expressed as a percentage of reported net interest income. The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months. Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2006	2005
Impact of 1% Rate Shock
As at 30 September	1.50%	1.73%
Maximum exposure	1.85%	1.87%
Minimum exposure	0.81%	0.25%
Average exposure (in absolute terms)	1.51%	1.21%

The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income. On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

The repricing gaps themselves are constructed based on contractual repricing information. However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group’s discretion), a profile based on historically observed and/or anticipated rate sensitivity is used. This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing. For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand. In these centres, a separate balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios – with different market interest rate environments and future balance sheet structures – to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

This risk relates to the potential loss arising from the decline in the value of foreign currency positions due to changes in foreign exchange rates.

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the foreign currency translation reserve.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted in accordance with policy and where it is likely to add shareholder value.

LIQUIDITY RISK

The primary objective of the Group’s liquidity management framework and processes is to ensure that the Group has sufficient liquidity to meet its obligations as they fall due across a wide range of operating circumstances.

The following key principles underpin the Group’s Board-approved liquidity management framework.

•       The Group aims to adopt a conservative, low risk approach to liquidity management.

•       The Group holds a portfolio of high quality liquid assets to buffer it against short term adverse conditions and to support day-to-day operations.

•       Liquidity management reporting includes scenario analyses which quantify the Group’s forecast position under both normal and extreme, name-crisis conditions.

•       The Group has detailed contingency plans in the event of a liquidity crisis.

•       The Group targets a diversified funding base, avoiding undue concentrations by investor type, maturity, source and currency.

•       Minimum compositional requirements based on the liquidity term of the Group’s funding base are established and regularly monitored to ensure that the Group remains well positioned relative to the other major Australian trading banks.

Analysis of the Group’s liquidity position under differing scenarios is an important part of daily liquidity risk management. Future cashflows are projected under two scenarios: a) a short term crisis which assumes that a number of extreme liquidity events occur concurrently putting pressure on the Group’s ability to meet its obligations to depositors; and b) normal business conditions which projects cashflows on the basis that future business conditions will be much the same as now.

These cashflow projections make use of contractual liquidity information to which are applied assumptions about the likely behaviour of individual customer product classes under each scenario.

Maturity analysis of the Group’s assets and liabilities

The tables below analyse the Group’s assets and liabilities, as required by AASB 130 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’, into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

This is not how the Group manages its liquidity risk. The management of this risk is detailed above.

Maturity analysis for selected assets and liabilities at 30 September 2006:

					No
	Less than(1)	3 to 12(2)	1 to	After	maturity
Consolidated	3 months	months	5 years	5 years	specified	Total
	$m	$m	$m	$m	$m	$m
Assets
Due from other financial institutions	8,420	820	372	53	—	9,665
Available-for-sale assets	5,937	1,773	2,338	540	65	10,653
Net loans and advances	24,545	36,139	48,227	146,499	—	255,410
Customer’s liabilities for acceptances	13,435	—	—	—	—	13,435

Liabilities
Due to other financial institutions	13,407	659	10	42	—	14,118
Deposits and other borrowings	165,145	27,094	12,383	15	157	204,794
Bonds and notes	662	5,633	41,984	1,771	—	50,050
Loan capital	—	—	528	10,197	401	11,126

Maturity analysis for selected assets and liabilities at 30 September 2005:

					No
	Less than(1)	3 to 12(2)	1 to	After	maturity
Consolidated	3 months	months	5 years	5 years	specified	Total
	$m	$m	$m	$m	$m	$m
Assets
Due from other financial institutions	4,393	424	393	1,138	—	6,348
Available-for-sale assets	6,771	1,523	1,454	285	9	10,042
Net loans and advances	22,432	30,337	46,788	132,933	—	232,490
Customer’s liabilities for acceptances	13,449	—	—	—	—	13,449

Liabilities
Due to other financial institutions	10,013	1,029	123	862	—	12,027
Deposits and other borrowings	157,135	22,432	10,580	21	154	190,322
Bonds and notes	1,823	6,463	29,249	1,538	—	39,073
Loan capital	—	654	536	7,553	394	9,137

(1)             Includes credit cards.

(2)             Includes revolving facilities.

36: Interest Rate Risk

The Group has an exposure to the effects of fluctuations in market interest rates on both cashflow and fair value risks associated with its financial assets and liabilities. Interest margins are impacted as a result of such changes and there are Group strategies in place to manage these risks.

The tables following summarises the Group’s exposure to interest rate risks as at 30 September 2006 and 30 September 2005.

The tables show the interest rate sensitivity (or repricing profile) of the Group’s financial assets and liabilities based on the earlier of contractual maturity or repricing.

Repricing gaps are based upon the earliest of contractual repricing or maturity dates information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity (eg. those assets and liabilities priced at the Group’s discretion). In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Repricing gaps arise from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions which have been approved by the Board.

The majority of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis. The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits. Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

In Australia and New Zealand, a combination of pricing initiatives and derivatives is used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

The objectives and policies in managing the interest risks are also covered under note 35 ‘Financial Risk Management’, under the heading ‘Market risk’.

		Between 3	Between 6	Between		Not
	Less than	months and	months and	1 year and	After	bearing
At 30 September 2006	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	21,572	1,121	175	200	—	1,616	24,684
Trading and available-for-sale assets	11,493	1,874	697	4,051	1,697	20	19,832
Derivative financial instruments	—	—	—	—	—	9,164	9,164
Net loans and advances	176,511	9,250	14,327	54,244	1,078	—	255,410
Other assets(1)	13,890	32	55	336	49	12,319	26,681
Total assets	223,466	12,277	15,254	58,831	2,824	23,119	335,771
Certificates of deposit and term deposits	58,543	11,209	6,985	6,142	25	20	82,924
Other deposits	71,394	776	1,556	5,025	1	10,718	89,470
Other borrowings and due to other financial institutions	31,808	4,994	3,874	3,996	875	971	46,518
Derivative financial instruments	—	—	—	—	—	8,753	8,753
Other liabilities(1)	17,230	3	3	658	291	8,839	27,024
Bonds, notes and loan capital	35,858	1,961	1,014	19,850	2,493	—	61,176
Total liabilities	214,833	18,943	13,432	35,671	3,685	29,301	315,865
Total equity	—	—	—	—	—	19,906	19,906
Derivative items affecting interest rate sensitivity	(563)	8,896	596	(10,789)	1,860	—	—
Interest sensitivity gap
– net	8,070	2,230	2,418	12,371	999	(26,088)	—
– cumulative	8,070	10,300	12,718	25,089	26,088	—	—

(1)             Customer’s liabilities for acceptances have been classified as interest earning assets following the adoption of AIFRS on 1 October 2005.

		Between 3	Between 6	Between		Not
	Less than	months and	months and	1 years and	After	bearing
At 30 September 2005	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	13,511	984	286	259	1,082	1,827	17,949
Trading and investment securities	11,044	1,263	627	2,489	807	97	16,327
Derivative financial instruments	—	—	—	—	—	6,511	6,511
Net loans and advances	164,892	8,621	14,061	45,461	1,032	(1,577)	232,490
Other assets	318	55	111	570	77	26,477	27,608
Total assets	189,765	10,923	15,085	48,779	2,998	33,335	300,885
Certificates of deposit and term deposits	58,515	10,176	5,190	4,565	11	—	78,457
Other deposits	58,497	898	1,771	4,614	46	10,378	76,204
Other borrowings and due to other financial institutions	35,113	4,055	3,007	2,495	1,020	1,998	47,688
Derivative financial instruments	—	—	—	—	—	7,006	7,006
Other liabilities	169	1	14	479	286	22,833	23,782
Bonds, notes and loan capital	28,207	2,585	1,235	11,830	4,353	—	48,210
Total liabilities	180,501	17,715	11,217	23,983	5,716	42,215	281,347
Total equity	—	—	—	—	—	19,538	19,538
Derivative items affecting interest rate sensistivity	2,013	9,271	(2,879)	(11,737)	3,332	—	—
Interest sensitivity gap
– net	11,277	2,479	989	13,059	614	(28,418)	—
– cumulative	11,277	13,756	14,745	27,804	28,418	—	—

37: Fair Value of Financial Assets and Financial Liabilities

AIFRS requires disclosure of the fair value of financial instruments. The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits. The aggregate fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Quoted market prices, where available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the fair value was assumed to equate to the carrying amount in the Group’s balance sheet.

The fair values are based on relevant information available as at 30 September 2006. While judgement is used in obtaining the fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The fair value amounts have not been updated for the purposes of these financial statements since 30 September 2006, and therefore the fair value of the financial instruments subsequent to 30 September 2006 may be different from the amounts reported.

Financial assets have been classed into categories following the adoption of AIFRS on 1 October 2005, namely amortised cost, financial assets at fair value through profit and loss, and available-for-sale financial assets. Similarly financial liabilities have been classified into two categories, namely amortised cost and financial liabilities at fair value through profit and loss.

The significant accounting policies in note 1 describe how the categories of financial assets and financial liabilities are measured and how income and expenses, including fair value gains and losses, are recognised. The carrying amount and fair value (2005: net fair value) of the Group’s financial assets and financial liabilities are set out below.

	Carrying amount				Fair value
		At fair value				At fair value
	At	through	Available-		At	through	Available-		Total	Net
	amortised	profit or	for-sale		amortised	profit or	for-sale		carrying	fair
	cost	loss	assets	Total	cost	loss	assets	Total	amount	value
Consolidated	2006	2006	2006	2006	2006	2006	2006	2006	2005	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Liquid assets	15,019	—	—	15,019	15,019	—	—	15,019	11,601	11,601
Due from other financial institutions	9,665	—	—	9,665	9,665	—	—	9,665	6,348	6,348
Trading securities	—	9,179	—	9,179	—	9,179	—	9,179	6,285	6,285
Derivative financial instruments	—	9,164	—	9,164	—	9,164	—	9,164	6,511	7,103
Available-for-sale assets	—	—	10,653	10,653	—	—	10,653	10,653	10,042	10,020
Net loans and advances(1)	255,410	—	—	255,410	255,072	—	—	255,072	232,490	232,299
Shares in associates and joint venture entities	2,200	—	—	2,200	2,807	—	—	2,807	1,926	2,309
Customer’s liabilities for acceptances	13,435	—	—	13,435	13,435	—	—	13,435	13,449	13,449
Other financial assets	5,379	—	—	5,379	5,379	—	—	5,379	6,464	6,464
Total financial assets	301,108	18,343	10,653	330,104	301,377	18,343	10,653	330,373	295,116	295,878
Financial liabilities
Due to other financial institutions	14,118	—	—	14,118	14,118	—	—	14,118	12,027	12,027
Derivative financial instruments	—	8,753	—	8,753	—	8,753	—	8,753	7,006	7,203
Deposits and other borrowings	204,794	—	—	204,794	204,752	—	—	204,752	190,322	190,274
Liability for acceptances	13,435	—	—	13,435	13,435	—	—	13,435	13,449	13,449
Payables and other liabilities	9,910	—	—	9,910	9,910	—	—	9,910	6,914	6,914
Bonds and notes(1)	46,439	3,611	—	50,050	46,440	3,611	—	50,051	39,073	39,137
Loan capital(1)	8,348	2,778	—	11,126	8,344	2,778	—	11,122	9,137	9,215
Total financial liabilities	297,044	15,142	—	312,186	296,999	15,142	—	312,141	277,928	278,219

(1)             Fair value hedging is applied to financial assets within net loans and advances and liabilities within bonds and notes and loan capital. The resulting fair value adjustments mean that the carrying value differs from the amortised cost.

LIQUID ASSETS AND DUE FROM/TO OTHER FINANCIAL INSTITUTIONS

The carrying values on these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

TRADING SECURITIES

Trading securities are carried at fair value. Fair value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of derivative financial instruments such as interest rate swaps and currency swaps are calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts are valued using market prices and options valuation models as appropriate.

AVAILABLE-FOR-SALE ASSETS AND INVESTMENT SECURITIES

Fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

NET LOANS AND ADVANCES AND ACCEPTANCES

The carrying value of loans and advances and acceptances includes deferred fees and expenses, and is net of provision for credit impairment and income yet to mature. The estimated fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for provision for credit impairment.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value.

For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate, which includes a premium for the uncertainty of the flows.

The difference between estimated fair values for loans and advances and acceptances and their carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

SHARES IN ASSOCIATES AND JOINT VENTURE ENTITIES

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, independent valuation, or by reference to the net tangible asset backing of the investee.

OTHER FINANCIAL ASSETS

Included in this category are accrued interest and fees receivable. The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

DEPOSITS AND OTHER BORROWINGS

The fair value of a deposit liability without a specified maturity or at call is deemed to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

BONDS AND NOTES AND LOAN CAPITAL

The aggregate fair value of bonds and notes and loan capital is calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the debt instrument is used.

PAYABLES AND OTHER FINANCIAL LIABILITIES

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value.

COMMITMENTS AND CONTINGENCIES

As outlined in note 45, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

TRANSACTION COSTS (USED IN THE NET FAIR VALUE CALCULATION AS AT 30 SEPTEMBER 2005)

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 ‘Disclosures about Fair Value of Financial Instruments’ (SFAS 107) is calculated without regard to estimated transaction costs. Such transaction costs are not material, and accordingly the fair values shown above as at 30 September 2005 would not differ materially from fair values calculated in accordance with SFAS 107.

38: Segment Analysis

For management purposes the Group is organised into three major business segments being Personal, Institutional and New Zealand Business. An expanded description of the principal activities for each of the business segments is contained in the Glossary on pages 120 to 121.

A summarised description of each business segment is shown below:

Personal	Provides:	• Regional, Commercial and Agribusiness Products, Banking Products, Consumer Finance, Investment and Insurance Products, Mortgages and other (including the branch network) in Australia;
• Retail banking services in the Pacific region, including ANZ’s share of PT Panin Bank Indonesia; and
• Vehicle and equipment finance, rental services and fixed and at call investments.
Institutional	Provides:

•  A full range of financial services to the Group’s business banking, corporate and institutional customers including Corporate and Structured Financing, Client Relationship Group, Markets and Trade and Transaction Services; and

• Retail banking services in the Asia region.
New Zealand Businesses	Provides:	• A full range of banking services for personal, small business and corporate customers in New Zealand.
• Comprises ANZ Retail, NBNZ retail Corporate Banking, Investment Insurance Products, Rural Banking and Central Support.

As the composition of segments was amended during the year, September 2005 comparatives have been adjusted to be consistent with the 2006 segment definitions.

BUSINESS SEGMENT ANALYSIS(1), (2)

			New
Consolidated			Zealand		Consolidated
At 30 September 2006	Personal	Institutional	Businesses	Other(3)	total
	$m	$m	$m	$m	$m
External interest income	9,323	7,393	5,421	164	22,301
External interest expense	(2,663)	(4,774)	(3,450)	(4,471)	(15,358)
Adjust for intersegment interest	(3,647)	(550)	(452)	4,649	—
Net interest income	3,013	2,069	1,519	342	6,943
Other external operating income	1,180	1,245	463	127	3,015
Share of net profit/(expense) of equity accounted investments	7	15	20	152	194
Net intersegment income	34	(70)	(2)	38	—
Segment revenue	4,234	3,259	2,000	659	10,152
Other external expenses	(1,745)	(1,020)	(984)	(782)	(4,531)
Net intersegment expenses	(358)	(193)	(2)	553	—
Operating expenses	(2,103)	(1,213)	(986)	(229)	(4,531)
Impairment losses on loans and advances	(341)	(58)	(6)	(2)	(407)
Segment result	1,790	1,988	1,008	428	5,214
Income tax expense	(533)	(588)	(325)	(76)	(1,522)
Minority interests	(1)	(4)	—	1	(4)
Profit after income tax attributable to shareholders of the company	1,256	1,396	683	353	3,688
Non-Cash Expenses
Depreciation & amortisation	(126)	(26)	(43)	(97)	(292)
Equity-settled share-based payment expenses	(25)	(30)	(9)	(12)	(76)
Provision for credit impairment	(341)	(58)	(6)	(2)	(407)
Provisions for employee entitlements	(21)	(13)	(51)	(10)	(95)
Provision for restructuring	(4)	—	(1)	(46)	(51)

Financial Position
Total external assets(4)	136,730	119,104	66,064	13,873	335,771
Share of associate and joint venture companies	22	152	164	1,862	2,200
Total external liabilities(5)	67,449	108,686	57,153	82,577	315,865
Goodwill	39	13	20	2,828	2,900
Intangibles	269	95	19	54	437

(1)             Results are equity standardised.

(2)             Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3)             Includes Partnerships & Private Bank, Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items. Also includes the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

(4)             Includes deferred tax assets of $0.2 billion in Personal, $0.1 billion in Institutional and $0.1 billion in New Zealand Businesses.

(5)             Includes income tax liabilities of $0.4 billion In Personal, $1.1 billion in Institutional and nil in New Zealand Businesses.

The following analysis details financial information by business segment.

BUSINESS SEGMENT ANALYSIS(1), (2)

			New
Consolidated			Zealand		Consolidated
At 30 September 2005	Personal	Institutional	Business	Other(3)	total
	$m	$m	$m	$m	$m
External interest income	7,996	4,603	4,779	341	17,719
External interest expense	(2,294)	(3,721)	(3,058)	(2,828)	(11,901)
Adjust for intersegment interest	(3,113)	508	(223)	2,828	—
Net interest income	2,589	1,390	1,498	341	5,818
Other external operating income	1,117	1,680	530	50	3,377
Share of net profit of equity accounted investments	7	5	8	181	201
Net intersegment income/expense	41	(75)	4	30	—
Segment revenue	3,754	3,000	2,040	602	9,396
Other external expenses	(1,580)	(922)	(984)	(932)	(4,418)
Net intersegment expenses	(350)	(157)	(13)	520	—
Operating expenses	(1,930)	(1,079)	(997)	(412)	(4,418)
Impairment losses on loans and advances	(261)	(195)	(102)	(22)	(580)
Segment result	1,563	1,726	941	168	4,398
Income tax expense	(467)	(511)	(302)	60	(1,220)
Minority interests	(1)	(2)	—	—	(3)
Profit after income tax attributable to the shareholders of the Company	1,095	1,213	639	228	3,175
Non-Cash Expenses
Depreciation & amortisation	(144)	(26)	(49)	(89)	(308)
Equity-settled share-based payment expenses	24	28	7	21	80
Provision for credit impairment	(261)	(195)	(102)	(22)	(580)
Provisions for employee entitlements	(18)	(12)	(42)	(9)	(81)
Provision for restructuring	(1)	—	1	(52)	52

Financial Position
Total external assets(4)	122,372	105,455	61,980	11,078	300,855
Share of associate and joint venture entities	17	92	2	1,815	1,926
Total external liabilities(5)	60,350	91,755	55,458	73,784	281,347
Goodwill	51	—	21	2,943	3,015
Intangibles	301	57	18	67	443

(1)             Results are equity standardised.

(2)             Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3)             Includes Partnerships & Private Bank, Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management and Group Financial Management and significant items. Also includes the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

(4)             Includes deferred tax assets of $0.1 billion in Personal, $0.1 billion in Institutional and $0.2 billion in New Zealand Businesses.

(5)             Includes income tax liabilities of $0.3 billion In Personal, $0.8 billion in Institutional and $0.1 billion in New Zealand Businesses.

The following analysis details financial information by geographic location.

GEOGRAPHIC SEGMENT ANALYSIS(1), (2)

	2006		2005
Consolidated	$m	%	$m	%
Income
Australia	16,861	66%	13,804	65%
New Zealand	6,962	27%	6,210	29%
Overseas markets	1,687	7%	1,283	6%
	25,510	100%	21,297	100%
Total assets
Australia	230,898	69%	202,778	67%
New Zealand	83,067	25%	78,655	26%
Overseas markets	21,806	6%	19,452	7%
	335,771	100%	300,885	100%
Profit before tax(3)
Australia	3,472	67%	2,950	67%
New Zealand	1,241	24%	1,000	23%
Overseas markets	501	9%	448	10%
	5,214	100%	4,398	100%

(1)             Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(2)             The geographic segments represent the locations in which the transaction was booked.

(3)             Includes minority interests.

39: Notes to the Cash Flow Statements

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
a) Reconciliation of net profit after income tax to net cash provided by operating activities

	Inflows	Inflows	Inflows	Inflows
	(Outflows)	(Outflows)	(Outflows)	(Outflows)
Operating profit after income tax attributable to shareholders of the Company	3,688	3,175	3,174	2,175
Adjustments to reconcile operating profit after income tax to net cash provided by operating activities
Provision for credit impairment	407	580	278	388
Depreciation and amortisation	292	484	223	230
Provision for employee entitlements, restructuring and other provisions	250	556	106	363
Payments from provisions	(223)	(498)	(83)	(334)
(Profit)/loss on sale of premises and equipment	4	22	5	25
Liquid assets greater than three months	(1,300)	(728)	(441)	(631)
(Increase)/decrease in Due from other banks-more than 90 days	1,318	(371)	177	(180)
(Increase) in loans and advances	(26,848)	(28,788)	(18,732)	(20,599)
Regulatory deposits	(42)	5	(17)	22
Profit /(loss) on sale of available for sale securities	(2)	—	1	—

Net (increase)/decrease
Share based payments	31	—	31	—
Trading securities	(1,681)	(821)	(182)	(523)
Interest receivable	(119)	88	4	(8)
Accrued income	(24)	4	(27)	8
Current tax liability	297	162	32	246
Deposits and other borrowings	16,129	19,856	14,736	14,085
Due to other financial institutions	1,859	4,972	2,462	3,422
Payables and other liabilities	541	(1,339)	1,221	(1,375)
Amortisation of discounts/premiums included in investing activities	(151)	(93)	—	(12)

Net increase/(decrease)
Interest payable	482	214	830	105
Accrued expenses	10	52	13	82
Other	(73)	(895)	555	94
Total adjustments	(8,843)	(6,538)	1,192	(4,592)
Net cash provided by operating activities	(5,155)	(3,363)	4,366	(2,417)

b) Reconciliation of cash and cash equivalents

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Liquid assets – less than 90 days (refer note 9)	11,633	9,600	8,050	5,315
Due from other financial institutions – less than 90 days (refer note 10)	8,711	4,102	5,520	2,584
Cash and cash equivalents in the statement of cashflows	20,344	13,702	13,570	7,899

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
c) Acquisitions and disposals
No material acquisitions and disposals have occured in 2006 or 2005

d) Non-cash financing and investing activities
Share capital issues
Dividend reinvestment plans	165	153	165	153

e) Financing arrangements

	2006		2005
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Credit standby arrangements
Standby Lines	827	821	865	851
Other financing arrangements
Overdraft and other financing arrangements	3,466	985	3,694	890
Total finance available	4,293	1,806	4,559	1,741

40: Controlled Entities

	Incorporated in	Nature of Business

Ultimate parent of the Group
Australia and New Zealand Banking Group Limited	Australia	Banking
All controlled entities are 100% owned unless otherwise noted.
The material controlled entities of the Group are:
Amerika Samoa Bank	American Samoa	Banking
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZ cover Insurance Pty Ltd	Australia	Captive-Insurance
ANZ (Delaware) Inc	USA	Finance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Bank (Europe) Limited*	England	Banking
ANZ Bank (Samoa) Limited*	Samoa	Banking
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
ANZ National Bank Limited*	New Zealand	Banking
ANZ Investment Services (New Zealand)*	New Zealand	Fund Manager
ANZ National (Int’l) Limited*	New Zealand	Finance
Arawata Finance Limited*	New Zealand	Finance
Cortland Finance Limited*	New Zealand	Investment
Arawata Holdings Limited*	New Zealand	Holding Company
Harcourt Corporation Limited*	New Zealand	Investment
Airlie Investments Limited*	New Zealand	Investment
Nerine Finance No. 2(1)	New Zealand	Finance
Arawata Trust Company*	New Zealand	Finance
Arawata Trust*	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
National Bank of New Zealand Custodians Limited*	New Zealand	Custodians
Alos Holdings Limited*	New Zealand	Investment
NBNZ Holdings Ltd*	New Zealand	Holding Company
Private Nominees Limited*	New Zealand	Nominee
UDC Finance Limited*	New Zealand	Finance
Truck Leasing Limited*	New Zealand	Leasing
ANZ International (Hong Kong) Limited*	Hong Kong	Holding Company
ANZ Asia Limited*	Hong Kong	Banking
ANZ Bank (Vanuatu) Limited*	Vanuatu	Banking
ANZ International Private Limited*	Singapore	Holding Company
ANZ Singapore Limited*	Singapore	Merchant Banking
ANZ Royal Bank (Cambodia) Limited*(1)	Cambodia	Banking
Bank of Kiribati Ltd*(1)	Kiribati	Banking
LFD Limited	Australia	Holding Company
ANZ Investment Holdings Pty Ltd	Australia	Holding Company
530 Collins Street Property Trust	Australia	Investment
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Nominees Limited	Australia	Nominee
ANZ Orchard Investments Pty Ltd	Australia	Holding Company
ANZ Rural Products Pty Ltd	Australia	Investment
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Coral Finance Limted(1)	England	Securitisation
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited(2)	Australia	Finance
Kingfisher Trust 2004-1G(1)	Australia	Securitisation
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking

*                    Audited by overseas KPMG firms.

(1)             Minority interests hold ordinary shares or units in the controlled entities listed above as follows: Bank of Kiribati - 150,000 $1 ordinary shares (25%) (2005 : 150,000 $1 ordinary shares 25%); PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2005: 7,500 IDR 1M shares 15%); Nerine Finance No. 2 – 3,650 NZD100,000 redeemable preference shares and 35 NZD1 Class ‘A’ shares (42%) (2005: 3,650 NZD100,000 redeemable preference shares and 35 NZD1 Class ‘A’ shares (42%)); ANZ Royal Bank (Cambodia) Limited – 99,000 $100 USD ordinary shares (45%) (2005: 81,000 100 USD ordinary shares (45%)); Coral Finance Limted – GBP 1 ordinary share (67%) (2005: GBP 1 ordinary share (67%)) and Kingfisher Trust 2004 – 1G $5 residual capital unit (50%) (2005: $5 residual capital unit (50%)).

(2)             Sold after year end, see note 52.

41: Associates

Significant associates of the Group are as follows:

	Ownership
	interest	Voting	Incorporated	Carrying	Fair	Reporting	Principal
	held	interest	in	value(5)	value(6)	date	activity
				$m	$m
P.T. Bank Pan Indonesia(1)	29%	29%	Indonesia	222	321	31 December	Banking
Tianjin City Commercial Bank(2)	20%	20%	Peoples Republic of China	164	n/a	31 December	Banking
Metrobank Card Corporation Inc(3)	40%	40%	Philippines	28	n/a	31 December	Cards Issuing
ETrade Australia Limited(4)	34%	34%	Australia	22	79	30 June	Online Stockbroking
Other associates				156	n/a
Total shares in associates				592

(1)             An associate from 1 April 2001.

(2)             An associate from 13 June 2006.

(3)             An associate from 9 October 2003.

(4)             An associate from 1 October 2002.

(5)             2005 carrying values as follows: P.T. Bank Pan Indonesia $133 million, Metrobank Card Corporation Inc $18 million, ETrade $17 million, and Other associates $97million. Total $265 million.

(6)             Applicable to those investments in associates where there are published price quotations.

	2006	2005
	$m	$m
Aggregate assets of significant associates	16,784	15,669
Aggregate liabilities of significant associates	15,356	14,426
Aggregate revenue of significant associates	586	557

	Consolidated
	2006	2005
	$m	$m
Results of Associates
Share of associates profit before income tax	70	70
Share of income tax expense	(17)	(19)
Share of associates net profit – as disclosed by associates	53	51
Adjustments
- withholding tax	(2)	(4)
- provisioning	4	—
- other	1	5
Share of associates net profit accounted for using the equity method	56	52

42: Interests in Joint Venture Entities

The Group has interests in joint venture entities as follows:

	Ownership		Voting
	interest		interest		Incorporated	Carrying	Reporting	Principal
	held		held		in	value(6)	dates	activity
						$m
ING Australia Limited(1), (5)	49	%(2)	49	%(2)	Australia	1,462	31 December	Funds Management and Insurance

ING (NZ) Holdings Limited(3),(5)	49	%(4)	50	%(4)	New Zealand	146	31 December	Funds Management and Insurance
Total interests in Joint Venture entities						1,608

(1)             A joint venture entity from 1 May 2002.

(2)             This represents the Group’s 49% share of the assets and liabilities of ING Australia Limited. The Group has joint control of the joint venture, and accordingly the entity is not consolidated.

Key details of the joint venture are:

•                    ING Australia Limited is owned 51% by ING Group and 49% by ANZ.

•                    Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both shareholders (ie require unanimous approval).  These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the board structure.

•                    Equal board representation with four Group nominees and four ING Group nominees. All key issues (including business plans, major capital expenditure, acquisitions etc) require unanimous  Board approval.

•                    Refer to Critical Accounting Estimate item (ii) for details regarding valuation of investment in ING Australia Limited.

The Joint Venture includes the majority of the Group’s and ING’s funds management and insurance activities in Australia.

(3)             A joint venture entity from 30 September 2005.

(4)             This represents the Group’s 49% share of assets and liabilities of ING (NZ) Holdings Limited. The Group has joint control of the joint venture, and accordingly the entity is not consolidated.  Key details of the joint venture are:

•                    ING (NZ) Holdings Limited is owned 51% by ING Group and 49% by ANZ.

•                    Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both shareholders (ie require unanimous approval). These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the Board structure.

•                    Equal board representation with four Group nominees and four ING Group nominees. All key decisions (including business plans, major capital expenditure, acquisitions etc) require unanimous board approval.

•                    Refer to Critical Accounting Policies item (iii) for details regarding valuation of investment in ING (NZ) Holdings Limted

The joint venture includes the majority of the Group’s and ING’s funds management and insurance activities in New Zealand.

(5)             ING Australia Limited and ING (NZ) Holdings Limited have different reporting dates than the Consolidated Group to align with the ING Group parent entity.

(6)             2005 carrying values as follows: ING Australia Limited $1,530 million; and ING (NZ) Holdings Limited $131 million.

			ING (NZ) Holdings		Consolidated
	ING Australia Limited		Limited		Total
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the year	183	116	—	—	183	116
At the end of the year	256	183	19	—	275	183
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the year/from acquisition	1,530	1,697	131	—	1,661	1,697
Carrying amount at the commencement of the joint venture entity	n/a	n/a	n/a	131	n/a	131
Share of net profit	119	149	19	—	138	149
Dividend received	(46)	(82)	—	—	(46)	(82)
Capital return	—	(245)	—	—	—	(245)
Movement in reserves	(3)	2	—	—	(3)	2
IFRS opening balance sheet adjustments	(138)	9	—	—	(138)	9
Adjustment for exchange rate fluctuations	—	—	(4)	—	(4)	—
Carrying amount at the end of the year	1,462	1,530	146	131	1,608	1,661
Share of assets and liabilities(1)
Investments	12,493	11,347	70	98	12,563	11,445
Other assets	1,570	851	154	133	1,724	984
Share of total assets	14,063	12,198	224	231	14,287	12,429
Policy holder liabilities	12,430	10,656	45	60	12,475	10,716
Other liabilities	735	697	16	23	751	720
Share of total liabilities	13,165	11,353	61	83	13,226	11,436
Share of net assets	898	845	163	148	1,061	993
Share of revenues, expenses and results
Revenues	372	383	59	—	431	383
Expenses	(216)	(184)	(39)	—	(255)	(184)
Profit before income tax	156	199	20	—	176	199
Income tax expense	(37)	(50)	(1)	—	(38)	(50)
Profit after income tax	119	149	19	—	138	149
Net equity accounted profit	119	149	19	—	138	149
Share of commitments
Lease commitments	154	163	3	3	157	166
Other commitments	18	9	—	—	18	9
Share of total expenditure commitments	172	172	3	3	175	175
Share of contingent liabilities
In relation to its interest in the joint venture entity(2)	65	80	—	—	65	80
	65	80	—	—	65	80

(1)             This represents the Group’s share of the assets and liabilities of ING Australia Limited and ING (NZ) Holdings Limited, less minority interests and including goodwill on acquisition of ANZ Funds  Management entities.

(2)             This represents Deeds of Subordination with ASIC and buyer of last resort.

43: Fiduciary Activities

The Group conducts various fiduciary activities as follows:

Investment fiduciary activities for trusts

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, where the primary obligation is incurred in an agency capacity as trustee of the trust rather than on the Group’s own account, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	Consolidated
	2006	2005
	$m	$m
Trusteeships	2,080	1,927

Funds management activities

Funds management activities are conducted through the ING Australia Limited and ING (NZ) Holdings Limited Joint Ventures. As stated in note 1 (ii), shares in joint venture entities are stated in the consolidated balance sheet at cost plus the Group’s share of post acquisition earnings. Funds under management on behalf of customers are not consolidated.

As at 30 September 2006, the ING Australia Limited Joint Venture had funds under management of $42,783 million (30 September 2005: $34,569 million), the ING (NZ) Holdings Limited Joint Venture had funds under management of $7,256 million (30 September 2005: $6,839 million) and certain subsidiaries of ANZ National Bank Limited had funds under management of $3,721 million (30 September 2005: $3,371 million).

Custodian services activities

Custodian services are conducted through ANZ Custodian Services. ANZ Custodian Services holds investment assets under custody on behalf of external customers and as a consequence the assets are not consolidated in the Group’s accounts. As at 30 September 2006, ANZ Custodian Services had funds under custody of $120.2 billion (30 September 2005: $98.3 billion).

44: Commitments

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	55	80	16	26
Total capital expenditure commitments(1)	55	80	16	26
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	227	205	151	136
Later than 1 year but not later than 5 years	567	547	399	390
Later than 5 years	433	431	399	405
	1,227	1,183	949	931
Furniture and equipment
Not later than 1 year	24	17	17	13
Later than 1 year but not later than 5 years	19	17	10	13
Later than 5 years	1	—	—	—
	44	34	27	26
Total lease rental commitments	1,271	1,217	976	957
Total commitments	1,326	1,297	992	983

(1)             Relates to premises and equipment.

45: Contingent Liabilities, Contingent Assets and Credit Related Commitments

CUSTOMER RELATED CREDIT RELATED COMMITMENTS AND CONTINGENT LIABILITIES

Credit related commitments

Facilities provided

	Consolidated		The Company
	2006	2005	2006	2005
	Contract	Contract	Contract	Contract
	amount	amount	amount	amount
	$m	$m	$m	$m
Undrawn facilities(1)	98,554	87,319	77,720	68,491
Australia	62,746	55,451	61,741	54,485
New Zealand	18,840	17,001	—	—
Overseas markets	16,968	14,867	15,979	14,006
Total	98,554	87,319	77,720	68,491

(1)             The credit risk of the undrawn facilities may be less than the contract amount, however the credit risk has been taken to be the contract amount. The majority of undrawn facilities are subject to customers maintaining specific credit standards. The amount does not necessarily represent future cash requirements as many of these facilities are expected to be partially used or to expire unused.

Contingent liabilities

The qualitative details of the estimated maximum amount of contingent liabilities that may become payable relate to non-customer contingent liabilities. These contingent liabilities relate to transactions that the Group has entered into as principal. By contrast, the quantitative tabular presentation below relates to customer contingent liabilities, ie direct credit substitutes and trade and performance related items.

Guarantees, Standby letters of credit, Bill endorsements and Other are classified by APRA as direct credit substitutes and exhibit the same credit risk characteristics as a direct extension of credit. The maximum potential amount of future payments represents the contract amount that could be lost if the counterparty fails to meet its financial obligations.

Documentary letters of credit involve the issue of letters of credit guaranteeing payment in favour of an exporter secured against an underlying shipment of goods or backed by a confirmatory letter of credit from another bank.

Performance related contingencies are liabilities that oblige the Group to make payments to a third party should the customer fail to fulfil the non-monetary terms of the contract.

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, however the credit risk has been taken to be the contract amount.

	Consolidated		The Company
	2006	2005	2006	2005
	Contract	Contract	Contract	Contract
	amount	amount	amount	amount
	$m	$m	$m	$m
Guarantees	4,690	4,878	4,611	4,744
Standby letters of credit	1,468	1,446	1,296	1,277
Bill endorsements	100	125	100	125
Documentary letters of credit	3,078	3,015	2,939	2,763
Performance related contingencies	11,710	10,160	11,265	9,864
Other	1,009	1,433	628	1,128
Total customer contingent liabilities	22,055	21,057	20,839	19,901
Australia	9,473	9,448	9,462	9,445
New Zealand	1,011	1,006	—	—
Overseas markets	11,571	10,603	11,377	10,456
Total customer contingent liabilities	22,055	21,057	20,839	19,901

ASSETS PLEDGED AS SECURITY AND SECURED LIABILITIES

Assets are pledged as collateral:

•                                          mandatory reserve deposits held with local central banks in accordance with statutory requirements. These deposits are not available to finance the Group’s day to day operations; and

•                                          in relation to debenture undertakings covering the assets of Esanda and its subsidiaries and UDC Finance Limited. The debenture stock of Esanda and its subsidiaries and UDC Finance Limited is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking of all the assets of the entity, other than land and buildings. All controlled entities of Esanda and UDC Finance Limited have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by Esanda and UDC Finance Limited respectively. Note that the only loans pledged are those in Esanda and UDC Finance Limited.

The value of assets pledged as security is as follows:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Regulatory deposits	205	159	132	113
Assets pledged as collateral under debenture undertakings(1)	16,028	15,482	—	—
	16,233	15,641	132	113

(1)             Related liabilities is $9,757 million (2005: $9,639 million).

The Group has accepted collateral that it is permitted to sell or repledge in connection with its stock-lending activities. The fair value of the collateral accepted is $3.3 billion (2005: $3.1 billion) and this equates to our obligation to our counterparties.

OTHER BANK RELATED CONTINGENT LIABILITIES

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i) Clearing and settlement obligations

In accordance with the clearing and settlement arrangements set out:

•                                          in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to comply with rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•                                          in the Austraclear System Regulations and the CLS Bank International Rules, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

ii) Nominee activities

The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

iii) Interbank deposit agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

iv) Contingent tax liability

The Group in Australia was during 2005 subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures. The reviews mainly covered years up to 2003. Some matters listed by the ATO for further investigation remain outstanding.

The ATO is also reviewing the taxation treatment of certain other transactions, including legacy structured finance transactions, undertaken by the Group in the course of normal business activities.

The ATO’s review of the sale of Grindlays in 2000 and of the transfer of the life and funds management businesses into the joint venture with ING Australia in 2002 was finalised during the year.

The Inland Revenue Department (IRD) in New Zealand is reviewing a number of conduit-relieved structured finance transactions as part of normal revenue authority audit procedures. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand. The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions. The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal dispute process. In addition, some tax assessments have been received. Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and in the tax assessments received, the maximum potential tax liability would be approximately NZD469 million (including interest tax effected) for the period to 30 September 2006. Of that maximum potential liability, approximately NZD133 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003. All of these conduit-relieved transactions have now been either matured or been terminated.

Additional or issue-specific audits and other investigations are being undertaken by the New Zealand IRD, and by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and considers that it holds appropriate provisions.

v) Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it was anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. The issues below have not impacted the reported results. All settlements and costs have been covered within the provisions established at the time. ANZ may be held liable in relation to the following:

FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973. Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Criminal prosecutions have also been foreshadowed and, in the case of two former officers and the bank, commenced. Grindlays is contesting the validity of these prosecutions.

Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions. These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991). Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to notices in respect of a further eleven payments received by it in 1991 in similar circumstances totalling Indian Rupees 225 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000. Claims have been made under this indemnity also, with no material impact on the Group expected.

vi) Deed of Cross Guarantee in respect of certain controlled entities

Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of individual financial statements. The results of these companies are included in the consolidated Group results. The entities to which relief was granted are:

•                                          ANZ Properties (Australia) Pty Ltd(1)

•                                          ANZ Capital Hedging Pty Ltd(1)

•                                          Alliance Holdings Pty Ltd(1)

•                                          ANZ Orchard Investments Pty Ltd(2)

•                                          ANZ Securities (Holdings) Limited(3)

•                                          ANZ Funds Pty Ltd(1)

•                                          Votraint No. 1103 Pty Ltd(2)

(1)             Relief originally granted on 21 August 2001.

(2)             Relief originally granted on 13 August 2002.

(3)             Relief originally granted on 9 September 2003.

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was executed by them and lodged with the Australian Securities and Investments Commission. The Deed of Cross Guarantee is dated 1 March 2006. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. If a winding up occurs, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2006	2005
	$m	$m
Profit before tax	4,161	3,107
Income tax expense	(922)	(754)
Profit after income tax	3,239	2,353
Retained profits at start of year(1)	7,103	6,825
Total available for appropriation	10,342	9,178
Ordinary share dividends provided for or paid	(2,068)	(1,877)
Transfer from reserves	49	—
Adjustment on adoption of AIFRS	(83)	—
Retained profits at end of year	8,240	7,301
Assets
Liquid assets	10,428	7,193
Available-for-sale assets/investment securties	5,388	5,398
Net loans and advances	172,155	153,461
Other assets	54,533	40,591
Premises and equipment	603	1,132
Total assets	243,107	207,775
Liabilities
Deposits and other borrowings	128,321	113,089
Income tax liability	1,799	1,566
Payables and other liabilities	95,000	74,746
Provisions	688	650
Total liabilities	225,808	190,051
Net assets	17,299	17,724
Shareholders’ equity(2)	17,299	17,724

(1)             The Companies included in the class order changed in 2006, accordingly retained profits did not carry forward in 2006.

(2)             Shareholders’ equity excludes retained profits and reserves of controlled entities within the class order.

Pursuant to a Revocation Deed dated 1 March 2006, earlier Deeds of Cross Guarantee dated 9 September 2003 and 21 August 2005, to which the Company and certain wholly-owned controlled entities were parties, have been revoked. The revocation became effective on 1 September 2006. The controlled entities in respect of which this revocation was effective are the controlled entities (listed above) that are parties to the Deed of Cross Guarantee dated 1 March 2006, and the following additional controlled entities:

•                                          ANZ Infrastructure Investments Limited

•                                          ANZ Nominees Limited

•                                          ES & A Holdings Pty Ltd

•                                          Jikk Pty Ltd

Because these last four controlled entities were not parties to a Deed of Cross Guarantee as at 30 September 2006, they are ineligible for the relief under the class order.

vii) Commercial paper notes

The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $6,667 million as at 30 September 2006 (2005: $6,400 million).

viii) Underpinning agreement – ANZ National Bank Limited

The Company is party to an underpinning agreement with ANZ National Bank Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ National Bank Limited to individual customers which exceed 35% of ANZ National Bank Limited’s capital base.

ix) Underpinning agreement – Australia and New Zealand Banking Group (PNG) Limited

The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 25% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

GENERAL

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made. The gross amounts of accruals made for material litigation contingencies is $405 million (2005: $233 million).

CONTINGENT ASSETS

National Housing Bank

In 1992, Grindlays received a claim aggregating to approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion. NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India. Grindlays paid the disputed money including interest into court. Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion ($661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion ($248 million at 19 January 2002 exchange rates) of the disputed monies. ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ has pursued two separate actions arising from the above.

(a) A $130 million plus interest claim against its insurers. $130 million being the balance of the limit of indemnity under ANZ’s insurance arrangements for the 1991–92 policy year.

ANZ settled the claim for $114 million which has been recognised in these accounts, less an amount of $1 million which was recognised in the accounts at 30 September 2005.

(b) ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB. However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer. Proceedings are currently on foot in the Special Court, Mumbai to determine these issues.

Harris Scarfe

The Receiver and Manager of Harris Scarfe Limited (HSL) and related companies, together with ANZ, have initiated proceedings in the Supreme Court of South Australia to recover damages for breach of contract, negligence and statutory causes of action against the former auditors of HSL. These proceedings are continuing. It is not practicable to reliably estimate the financial effect of these proceedings.

46: Superannuation and Other Post Employment Benefit Schemes

Description of the Group’s post employment benefit schemes

The Group has established a number of pension, superannuation and post retirement medical benefit schemes throughout the world. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds.

The major schemes with assets in excess of $25m are:

Contribution levels
Country	Scheme	Scheme type	Employee/participant	Employer
Australia	ANZ Australian Staff	Defined contribution scheme	Optional(8)	Balance of cost(10)
	Superannuation Scheme(1),(2)	Section C(3) or
		Defined contribution scheme	Optional	9% of salary(11)
Section A or
		Defined benefit scheme	Nil	Balance of cost(12)
Pension Section(4)
New Zealand	ANZ Group (New Zealand)	Defined benefit scheme(5) or	Nil	Balance of cost(13)
Staff Superannuation
Scheme(1),(2)
		Defined contribution scheme	Minimum of	7.5% of salary(14)
2.5% of salary
	National Bank Staff	Defined benefit scheme(6) or	5.0% of salary	Balance of cost(15)
Superannuation Fund(1),(2)
		Defined contribution scheme(7)	Minimum of	11.5% of salary(16)
2.0% salary
England	ANZ UK Staff	Defined benefit scheme(7)	5.0% of salary(9)	Balance of cost(17)
Pension Scheme(1)

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets.

(1)             These schemes provide for pension benefits.

(2)             These schemes provide for lump sum benefits.

(3)             Closed to new members in 1997.

(4)             Closed to new members. Operates to make pension payments to retired members or their dependants.

(5)             Closed to new members on 31 March 1990. Operates to make pension payments to retired members of that section of the scheme or their dependants.

(6)             Closed to new members on 1 October 1991.

(7)             Closed to new members on 1 October 2004.

(8)             Optional but with minimum of 1% of salary.

(9)             From 1 October 2003, all members contributions are at a rate of 5% of salary.

(10)       As determined by the Trustee on the recommendation of the actuary - currently 9% (2005: 9%) of members’ salaries.

(11)       2005: 9% of salary.

(12)       As determined by the Trustee on the recommendation of the actuary - currently nil (2005: nil).

(13)       As recommended by the actuary - currently nil (2005: nil).

(14)       2005: 7.5% of salary.

(15)       As recommended by the actuary - currently 24.7% (2005: 22.3%) of members’ salaries.

(16)       2005: 11.2% of salary.

(17)       As agreed by the Trustee and Group after taking the advice of the actuary - currently 26% (2005: 25%) of pensionable salaries and additional quarterly contributions of GBP 3.5 million until December 2015.

Funding and contribution information for the defined benefit sections of the schemes

The funding and contribution information for the defined benefit sections of the schemes as extracted from the schemes’ most recent financial reports are set out below.

In this financial report, the net (liability)/asset arising from the defined benefit obligation recognised in the balance sheet has been determined in accordance with AASB 119 “Employee Benefits”. However, the excess or deficit of the net market value of assets over accrued benefits shown below has been determined in accordance with AAS 25 ‘Financial Reporting by Superannuation Plans’. The excess or deficit for funding purposes below differs from the net (liability)/asset in the balance sheet because AAS 25 prescribes a different measurement date and basis to those used for AASB 119 purposes.

			Excess/(deficit)
		Net market	of net
		value of	market value
	Accrued	assets held	of assets over
2006 Schemes	benefits*	by scheme	accrued benefits
	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(2)	39	35	(4)
ANZ UK Staff Pension Scheme(2)	1,249	997	(252)
ANZ UK Health Benefits Scheme(4)	13	—	(13)
ANZ Group (New Zealand) Staff Superannuation Scheme(1)	6	6	—
National Bank Staff Superannuation Fund(3)	170	166	(4)
Other(4),(5)	7	5	(2)
Total	1,484	1,209	(275)

*                    Determined in accordance with AAS 25 ‘Financial Reporting by Superannuation Plans’, which prescribes a different measurement date and basis to those applied in this financial report under AASB 119 ‘Employee Benefits’.

(1)             Amounts were measured at 31 December 2004.

(2)             Amounts were measured at 31 December 2005.

(3)             Amounts were measured at 31 March 2006.

(4)             Amounts were measured at 30 September 2006.

(5)             Other includes the defined benefit arrangements in Japan, Philippines and Taiwan.

			Excess/(deficit)
		Net market	of net
		value of	market value
	Accrued	assets held	of assets over
2005 Schemes	benefits*	by scheme	accrued benefits
	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	40	35	(5)
ANZ UK Staff Pension Scheme(1)	855	811	(44)
ANZ UK Health Benefits Scheme(3)	13	—	(13)
ANZ Group (New Zealand) Staff Superannuation Scheme(1)	6	6	—
National Bank Staff Superannuation Fund(2)	173	165	(8)
Other(3),(4)	6	5	(1)
Total	1,093	1,022	(71)

*                    Determined in accordance with AAS 25 ‘Financial Reporting by Superannuation Plans’, which prescribes a different measurement date and basis to those applied in this financial report under AASB 119 ‘Employee Benefits’.

(1)             Amounts were measured at 31 December 2004.

(2)             Amounts were measured at 31 March 2005.

(3)             Amounts were measured at 30 September 2005.

(4)             Other includes the defined benefit arrangements in Japan, Philippines and Taiwan.

Employer contributions to the defined benefit sections are based on recommendations by the schemes’ actuaries. Funding recommendations are made by the actuaries based on assumptions of various matters such as future investment performance, interest rates, salary increases, mortality rates and turnover levels. The funding methods adopted by the actuaries are intended to ensure that the benefit entitlements of employees are fully funded by the time they become payable.

The Group expects to make contributions of $45 million to the defined benefit sections of the schemes during the next financial year.

The current contribution recommendations for the major defined sections of the schemes are described below.

ANZ Australian Staff Superannuation Scheme Pension Section

The Pension Section of the ANZ Australian Staff Superannuation Scheme is closed to new members. A full actuarial valuation, conducted by consulting actuaries Russell Employee Benefits as at 31 December 2004 showed a deficit of $5 million and the actuary recommended that Group contributions to the Pension Section remain suspended. An interim actuarial valuation conducted as at 31 December 2005 showed a deficit of $4 million and the expectation is that this deficit has remained materially unchanged since that date. The next full actuarial valuation is due to be conducted as at 31 December 2007, at which time the funding position will be reassessed.

The following economic assumptions were used in formulating the actuary’s funding recommendations:

Rate of investment return	8% p.a.
Pension indexation rate	3% p.a.

The Group has no present liability under the Scheme’s Trust Deed to commence contributions or fund the deficit.

ANZ UK Staff Pension Scheme

A full actuarial valuation, conducted by consulting actuaries Watson Wyatt LLP, as at 31 December 2005 showed a deficit of GBP 100 million ($252 million at 30 September 2006 exchange rates).

Following the actuarial valuation as at 31 December 2005, the Group agreed to make regular contributions at the rate of 26% of pensionable salaries. These contributions are sufficient to cover the cost of accruing benefits. To address the deficit, the Group also agreed to pay additional quarterly contributions of GBP 3.5 million until 31 December 2015. These contributions will be reviewed at the next actuarial valuation which is scheduled to be undertaken as at 31 December 2007.

The following economic assumptions were used in formulating the actuary’s funding recommendations:

Rate of investment return on existing assets	4.75% p.a.
Rate of investment return for determining ongoing contributions	6.6% p.a.
Salary increases	4.6% p.a.
Pension increases	2.8% p.a.

The Group has no present liability under the Scheme’s Trust Deed to fund the deficit measured under AAS 25. A contingent liability may arise if the Scheme was wound up. If this were to happen, the Trustee would be able to pursue the Group for additional contributions under the UK Employer Debt Regulations. The Group intends to continue the Scheme on an on-going basis.

On adoption of AIFRS, a net liability representing the defined benefit obligation calculated under AASB 119 was recognised on the balance sheet. The basis of calculation under AASB 119 is detailed in note 1(xx).

National Bank Staff Superannuation Fund

A full actuarial valuation of the National Bank Staff Superannuation Fund, conducted by consulting actuaries AON Consulting NZ, as at 31 March 2006 showed a deficit of NZD5 million ($4 million at 30 September 2006 exchange rates). The actuary recommended that the Group make contributions of 24.7% of salaries in respect of members of the defined benefit section.

The following economic assumptions were used in formulating the actuary’s funding recommendations:

Rate of investment return (net of income tax)	5.5% p.a.
Salary increases	3.0% p.a.
Pension increases	2.5% p.a.

The Group has no present liability under the Scheme’s Trust Deed to fund the deficit measured under AAS 25. A contingent liability may arise if the Scheme was wound up. Under the Fund’s Trust Deed, if the Fund were wound up, the Group is required to pay the Trustees of the Scheme an amount sufficient to ensure members do not suffer a reduction in benefits to which they would otherwise be entitled. The Group intends to continue the Scheme on an on-going basis.

On adoption of AIFRS, a net asset representing the defined benefit surplus calculated under AASB 119 was recognised on the balance sheet. The basis of calculation under AASB 119 is detailed in Note 1(xx).

The following tables summarise the components of the expense recognised in the income statement and the amounts recognised in the balance sheet under AASB 119 for the defined benefit sections of the schemes:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Amount recognised in income in respect of defined benefit schemes
Current service cost	12	14	9	11
Interest cost	64	67	55	56
Expected return on assets	(70)	(68)	(61)	(58)
Past service cost	3	1	3	1
Adjustment for contributions tax	2	2	—	—

Total included in personnel expenses (refer note 4)	11	16	6	10

Amounts included in the balance sheet in respect of its defined benefit schemes
Present value of funded defined benefit obligation	(1,462)	(1,246)	(1,296)	(1,076)
Fair value of scheme assets	1,238	1,099	1,067	922

Present value of net obligation	(224)	(147)	(229)	(154)

Amounts recognised in the balance sheet
Other assets (refer note 21)	5	7	—	—
Payables and other liabilities (refer note 26)	(229)	(154)	(229)	(154)

Present value of net obligation	(224)	(147)	(229)	(154)

Amounts recognised in equity in respect of defined benefit schemes
Actuarial losses/(gains) incurred during the year and recognised directly in retained earnings	78	(35)	77	(29)
Cumulative actuarial losses/(gains) recognised directly in retained earnings	43	(35)	48	(29)
The Group has a legal liability to fund deficits in the schemes, but no legal right to use any surplus in the schemes to further its own interests.

The Group has no present liability to settle deficits with an immediate contribution. For more information about the Group’s legal liability to fund deficits, refer to the earlier description of the current contribution recommendations for the schemes.

Movements in the present value of the defined benefit obligation in the relevant period
Opening defined benefit obligation	1,246	1,254	1,076	1,084
Current service cost	12	14	9	11
Interest cost	64	67	55	56
Contributions from scheme participants	1	2	—	1
Actuarial losses	126	65	121	61
Past service cost	3	1	3	1
Exchange differences on foreign schemes	84	(87)	89	(84)
Benefits paid	(74)	(70)	(57)	(54)

Closing defined benefit obligation	1,462	1,246	1,296	1,076

Movements in the fair value of scheme assets in the relevant period
Opening fair value of scheme assets	1,099	1,056	922	884
Expected return on scheme assets	70	68	61	58
Actuarial gains/(losses)	48	100	44	90
Exchange differences on foreign schemes	70	(72)	77	(68)
Contributions from the employer	24	15	20	11
Contributions from scheme participants	1	2	—	1
Benefits paid	(74)	(70)	(57)	(54)

Closing fair value of scheme assets(1)	1,238	1,099	1,067	922

Actual return on scheme assets	118	168	105	148

(1)             Scheme assets include the following financial instruments issued by the Group: Cash and short term debt instruments $2.5 million (September 2005: $4.9 million), fixed interest securities $5.7 million (September 2005: $1.5 million) and equities $0.6 million (September 2005: nil).

	Consolidated		The Company
	Fair value of scheme		Fair value of scheme
	assets		assets
	2006	2005	2006	2005
	%	%	%	%
Analysis of the scheme assets
Equities	50	50	51	50
Debt securities	33	37	30	35
Property	14	13	16	15
Other	3	—	3	—
Total assets	100	100	100	100

	2006	2005
	%	%
Key actuarial assumptions used (expressed as weighted averages)
Discount rate
ANZ Australian Staff Superannuation Scheme – Pension Section	5.50	5.25
ANZ UK Staff Pension Scheme	5.00	5.00
ANZ UK Health Benefits Scheme	5.10	5.00
ANZ Group (New Zealand) Staff Superannuation Scheme	6.00	6.00
National Bank Staff Superannuation Fund	6.00	6.00
Expected rate of return on scheme assets
ANZ Australian Staff Superannuation Scheme – Pension Section	7.50	7.50
ANZ UK Staff Pension Scheme	6.50	6.50
ANZ UK Health Benefits Scheme	n/a	n/a
ANZ Group (New Zealand) Staff Superannuation Scheme	4.50	4.50
National Bank Staff Superannuation Fund	5.50	5.50
Future salary increases
ANZ UK Staff Pension Scheme	4.75	4.60
National Bank Staff Superannuation Fund	3.00	3.00
Future pension increases
ANZ Australian Staff Superannuation Scheme – Pension Section	3.00	2.50
ANZ UK Staff Pension Scheme	2.95	2.80
ANZ Group (New Zealand) Staff Superannuation Scheme	2.50	2.00
National Bank Staff Superannuation Fund	2.50	2.00
Future medical cost trend – short term
ANZ UK Health Benefits Scheme	7.30	8.00
Future medical cost trend – long term
ANZ UK Health Benefits Scheme	4.50	4.50

To determine the expected returns of each of the asset classes held by the relevant scheme, the directors assessed historical return trends and market expectations for the asset classes. The overall expected rate of return on assets for each scheme is determined as the weighted average of the expected returns for the asset classes.

Assumed medical cost trend rates do not have a material effect on the amounts recognised as income or included in the balance sheet.

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
History of experience adjustments
Defined benefit obligation	(1,462)	(1,246)	(1,296)	(1,076)
Fair value of scheme assets	1,238	1,099	1,067	922
Surplus/(deficit)	(224)	(147)	(229)	(154)
Experience adjustments on scheme liabilities	7	(6)	5	(7)
Experience adjustments on scheme assets	48	100	44	90

47: Employee Share and Option Plans

ANZ operates a number of employee share and option schemes which operate under the ANZ Employee Share Acquisition Plan and the ANZ Share Option Plan.

ANZ EMPLOYEE SHARE ACQUISITION PLAN

ANZ Employee Share Acquisition Plan (ESAP) schemes that existed during the 2005 and 2006 financial years were the $1,000 Share Plan, the Restricted Share Plan, the Deferred Share Plan, the Performance Share Plan and the Employee Share Save Scheme (ESSS). Note the ESSS is an employee salary sacrifice plan and is not captured as an expense in the share based payment expense model.

$1,000 share plan

Each permanent employee (excluding senior executives) who has had continuous service for one year is eligible to participate in the $1,000 scheme enabling the grant of up to $1,000 of ANZ shares in each financial year, subject to ANZ’s performance and the approval of the Board. At a date approved by the Board, the shares will be granted to all eligible employees using the five-day weighted average price of ANZ shares traded on the ASX in the five trading days leading up to and including the date of grant.

In Australia and most overseas locations, shares are granted to eligible employees for nil consideration and vest immediately when granted, as there is no forfeiture provision. It is a requirement, however, that shares are held in trust for three years from the date of grant, after which time they may remain in trust, be transferred to the employee’s name or sold. In general, dividends received on the shares are automatically reinvested into the Dividend Reinvestment Plan.

Shares granted to eligible New Zealand employees under this plan vest subject to the satisfaction of a three year service period, after which time they may remain in trust, be transferred into the employee’s name or sold. At the time of transfer, employees are required to pay NZD 1 cent per share. Shares may be forfeited in the event of dismissal for serious misconduct or resignation. Dividends are received as cash.

During the 2006 year, 1,012,008 shares with an issue price of $23.81 were granted under the plan to employees on 5 December 2005. (2005 year: 1,151,157 shares with an issue price of $20.03 were granted on 8 December 2004).

Deferred share plan

Selected employees may also be granted long term incentive (LTI) deferred shares which vest to the employee up to three years from the date of grant. Ordinary shares granted under this LTI plan may be held in trust beyond the deferral period. Unvested LTI deferred shares are forfeited on resignation, dismissal for serious misconduct or termination on notice. In case of redundancy, unvested LTI deferred shares will be pro-rated, and in the event of death or total and permanent disablement, all shares will be released to the employee in full.

Short-term incentive (STI) three year deferred shares were granted under a historical ANZ STI program, and may be held in trust beyond the deferral period. The last grant of three year STI deferred shares was made on 11 May 2004 (with the vesting date being 11 May 2007). There were no 3 year STI deferred share grants in the 2005 or 2006 financial years. STI deferred shares with a one to two year deferral period are still granted under business unit specific incentive plans (primarily as a retention tool), and may be held in trust beyond the deferral period. The deferral period will vary according to bonus plan rules. Unvested STI deferred shares are only forfeited on resignation or dismissal for serious misconduct.

The employee receives all dividends on LTI and STI deferred shares while held in trust (cash or dividend reinvestment plan). The issue price for LTI and STI deferred shares is based on the volume weighted average price of the shares traded on the ASX in the five trading days leading up to and including the date of grant.

During the 2006 year, 269,032 deferred shares (STI and LTI) with a weighted average grant price of $23.68 were granted under the deferred share plan (2005 year: 517,352 shares with a weighted average grant price of $20.76 were granted).

Restricted share plan

Management level employees and above may elect a pre-tax sacrifice of part or all of their annual cash bonus for ANZ shares. The shares are subject to a 12 month restriction period, however, they may be left in trust beyond the restriction period. The shares are subject to forfeiture on dismissal for serious misconduct. The shares are released to the employee on termination for any other reason. The employee receives all dividends on restricted shares (cash or dividend reinvestment plan). The issue price is based on the volume weighted average price of the shares traded on the ASX on the five trading days leading up to and including the date of grant.

During the 2006 year, 401,575 shares with an issue price of $23.49 were granted under the Restricted Share Plan (2005 year: 137,909 shares with an issue price of $20.68 were granted).

Performance share plan

Performance shares are essentially LTI deferred shares with a performance hurdle. They were granted to i) a small number of US based employees on 7 November 2005 to accommodate local taxation laws, and ii) to the CEO on 31 December 2004 (as per his employment contract).

The proportion of performance shares that vest will depend upon the total shareholder return (TSR) achieved by ANZ relative to a comparator group of major financial services companies. Performance equal to the median TSR of the comparator group will result in half the performance shares vesting. Vesting will increase on a straight-line basis until all of the performance shares vest where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group. Where ANZ’s performance falls between two of the comparators, TSR is measured on a pro-rata basis.

The CEO was granted performance shares to be held in trust for two years from the date of grant. The shares will vest two years after the date of grant subject to the achievement of the performance hurdle. The hurdle will be tested monthly at the end of the two year restriction period. Monthly retesting will continue until all performance shares have vested or until 5 years after the grant date. In the event of resignation not approved by the Board or dismissal for serious misconduct, all performance shares will be forfeited. No dividends will be payable on the shares until they vest. 175,000 shares with an issue price of $15.02 were granted (on 31 December 2004).

Share valuations

The fair value of shares granted in the 2006 year under the $1,000 share plan, the deferred share plan and the restricted share plan, measured as at the date of grant of the shares, is $40m based on 1,682,615 shares at a weighted average price of $23.66 (2005 year: fair value of shares granted is $37m based on 1,806,418 shares at a weighted average price of $20.30). The volume weighted average share price of all ANZ shares sold on the Australian Stock Exchange on the date of grant is used to calculate the fair value of shares. No dividends are incorporated into the measurement of the fair value of shares.

A range of outcomes is possible given the uncertainty and assumptions in relation to share valuation. In determining the fair value below, ANZ  used standard market techniques for valuation including Monte Carlo and/or Binomial pricing models. The models take into account early exercise, non-transferability and performance hurdles.

The significant assumptions used to measure the fair value of performance shares granted during the 2006 and 2005 financial years are contained in the table below.

				Share price	ANZ
		Number of		at date of	expected	Term of	Vesting	Expected	Expected	Risk Free
Share Type	Grant Date	Shares	Fair Value (A$)	grant	Volatility(1)	Shares	period	life	Dividend Yield	Interest Rate

LTI Performance Shares	7-Nov-05	4,115	$14.63	$23.60	15%	5 years	3 years	4 years	5.00%	5.49%
CEO Performance Shares	31-Dec-04	175,000	$15.02	$20.59	16.5%	5 years	2 years	2 years(2)	5.40%	5.00%

(1)          Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the plan. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life.

(2)          In terms of factoring in early exercise, the model assumes that the recipient will exercise at the time the options vest.

ANZ SHARE OPTION PLAN

Selected employees may be granted options / rights, which entitle them to purchase ordinary fully paid shares in ANZ at a price fixed at the time when the options / rights are granted (with the exception of index-linked options). Voting and dividend rights will be attached to the unissued ordinary shares when the options / rights have been exercised. Each option / right entitles the holder to one ordinary share subject to the terms and conditions imposed on grant. The exercise price of the options, determined in accordance with the rules of the plan, is generally based on the weighted average price of the shares traded in the five business days up to and including the date of grant. For zero priced options and performance rights, the exercise price is nil. Index-linked options have a dynamic exercise price that is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ).

ANZ Share Option Plan schemes expensed in the 2005 and 2006 years are as follows:

Current Option Plans

Performance rights plan (Hurdle H)

Performance rights are granted to certain employees as part of ANZ’s current long-term incentive (LTI) program. The first grant of performance rights was in November 2005, and provides the right to acquire ANZ shares at nil cost, subject to a three-year vesting period and a Total Shareholder Return (TSR) performance hurdle. The proportion of LTI performance rights that become exercisable will depend upon the TSR achieved by ANZ relative to a comparator group of major financial services companies, measured over the same period (since grant) and calculated at the third anniversary of grant. Performance equal to the median TSR of the comparator group will result in half the performance rights becoming exercisable. Vesting will increase on a straight-line basis until all of the performance rights become exercisable where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group. Where ANZ’s performance falls between two of the comparators, TSR is measured on a pro-rata basis. The performance hurdle will only be tested once at the end of the three year vesting period. If the performance rights do not pass the hurdle on the testing date, or they are not exercised by the end of the exercise period (5 years from the date of grant), they will lapse. In the case of dismissal for serious misconduct, all unexercised performance rights will be forfeited. In the case of resignation or termination on notice, only performance rights that become exercisable (and pass the performance hurdle) by the end of the notice period may be exercised. In the case of retrenchment or retirement, performance rights will be performance tested at the date of termination and where performance hurdles have been met, performance rights will be pro-rated. In the case of death or total and permanent disablement, all performance rights are available for exercise (with the performance hurdle waived).

Deferred share rights

(DSR2: No performance hurdles)

Deferred Share Rights are granted instead of deferred shares to accommodate off-shore taxation implications. They provide the right to acquire ANZ shares at nil cost after a specified vesting period. For STI rights granted in November 2005 (relating to a business unit incentive plan), the vesting period was one year. These rights must be exercised by the seventh anniversary of the grant date. In the case of resignation, only rights that become exercisable by the end of the notice period may be exercised. All other rights will lapse. In the case of termination on notice, retrenchment, retirement, death or total and permanent disablement, all rights will be available for exercise. The fair value of rights is adjusted for the absence of dividends during the restriction period.

Legacy Option Plans

The following legacy plans are no longer being offered to Group employees, but were expensed during the 2005 and 2006 years.

Performance options plan

(Hurdle N: No performance hurdle applies)

Performance options were granted to certain employees (below executive levels) as part of a historical LTI program. Performance options are no longer part of ANZ’s current equity strategy, with 7 November 2005 being the last grant of performance options. The options can only be exercised after a three-year vesting period and before the seventh anniversary of the grant date. There are no performance conditions attached to these options as they were primarily granted as a retention tool. All unexercised options are forfeited on dismissal for serious misconduct, resignation and termination on notice. On retrenchment, entitlements to options will be pro-rated over the three-year vesting period. On death or total and permanent disablement, all unvested options will become available for exercise.

Zero-price options (ZPOs)

A ZPO is a right to acquire an ANZ share at nil cost. ZPOs were granted to Sir John Anderson (former CEO of ANZ National Bank Limited NZ) as part of his employment contract (refer to Remuneration Report in the Concise Annual Report 2006 / Part 2 of 2 for further details). The ZPOs had no time based vesting criteria, so were able to be exercised at any time during his employment and within six months of termination of his employment.

Deferred share rights (DSR: No performance hurdle)

Special Deferred Share Rights were granted to a small number of New Zealand employees in December 2004. They provide the right to acquire ANZ shares at nil cost after a three year vesting period. Rights must be exercised by the seventh anniversary of the grant date. They may be forfeited at the Company’s discretion if the employee ceases employment for any reason. The fair value of rights is adjusted for the absence of dividends during the restriction period.

Hurdled Options (Hurdles B, C & G)

Hurdled options were granted to certain employees as part of an historical LTI program. The options can only be exercised subject to the satisfaction of time and performance based hurdles. Options may be exercised during the four year period commencing three years, and ending seven years after the grant date, subject to meeting the relevant performance hurdle. The performance hurdle will be measured during the exercise period by comparing ANZ’s Total Shareholder Return (ANZ’s TSR) against the comparator group relevant to the hurdled option grant.

Hurdle G: Hurdled options granted in November 2004 will be tested against a comparator group consisting of major financial services companies, excluding ANZ. The options become exercisable depending on ANZ’s ranking within the comparator group. ANZ must rank at the 50th percentile for 50% of the options to become exercisable. For each 1% increase above the 50th percentile an additional 2% of options will become exercisable, with 100% being exercisable where ANZ ranks at or above the 75th percentile. This will be calculated as at the last trading day of any month (once the exercise period has commenced).

Hurdles B & C: These hurdled option grants will be measured against the S&P/ASX 200 Banks Accumulation Index, and with the S&P / ASX 100 Accumulation Index. Half the options may only be exercised once ANZ’s TSR exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since grant) and calculated as at the last trading day of any month (once the exercise period has commenced); and the other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since grant) and calculated as at the last trading day of any month (once the exercise period has commenced). The forfeiture provisions are the same as the performance option plan.

Index Linked Options (Hurdle D)

Index linked options have a dynamic exercise price that acts as a built-in performance hurdle, i.e. the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since the grant date. As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price. Index linked options are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price. Unexercised options are forfeited on dismissal for serious misconduct, resignation and termination on notice. On retrenchment, and death or total and permanent disablement, entitlements to options will be pro-rated over the three-year vesting period.

CEO Options (Hurdles E & F)

Options were granted to the CEO as per his employment contract and were approved by shareholders at the December 1999 and December 2001 Annual General Meetings. Refer to Remuneration Report in the Concise Annual Report 2006 / Part 2 of 2 for further details. In the event of termination on notice or agreed separation, all vested options must be exercised within 6 months of the termination or agreed separation date, subject to meeting the relevant performance hurdles.

Hurdle E: 500,000 of the options granted to the CEO in 2001 may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period, equals or exceeds the ASX 100 Accumulation Index calculated over the same period.

Hurdle F: 500,000 of the options granted to the CEO in 2001 may be exercised subject to the following: one half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of the date of grant, exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period. In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited.

Option Movements

Details of options over unissued ANZ shares and their related weighted average exercise prices as at the beginning and end of the 2006 financial year and movements during the 2006 financial year are set out below:

	Exercise			Opening Balance		Options	Options		Closing Balance
Grant Date	price(1)		Exercise period	1 October 2005	Options Granted	Forfeited(3)	Expired(3)	Options Exercised	30 September 2006	Vested	Hurdle

23/02/2000	$9.39		23/02/03 - 22/02/07	122,000	—	—	—	102,000	20,000	Yes	B
23/05/2000	$11.09		23/05/03 - 23/05/07	85,500	—	—	—	28,500	57,000	Yes	N
26/09/2000	$12.03		26/09/03 - 25/09/07	22,500	—	—	—	12,500	10,000	Yes	N
21/11/2000	$13.62		22/11/03 - 21/11/07	452,804	—	—	—	101,000	351,804	Yes	B
27/12/2000	$13.91		25/10/03 - 07/02/08	678,750	—	11,250	—	185,825	481,675	Yes	N
27/01/2001	$13.91		07/02/04 - 07/02/08	464,800	—	3,750	—	108,500	352,550	Yes	N
21/02/2001	$14.20		21/02/04 - 20/02/08	1,972,092	—	9,250	—	568,869	1,393,973	Yes	N
24/04/2001	$12.98		25/04/04 - 24/04/08	169,700	—	—	—	49,500	120,200	Yes	B
24/04/2001	$12.98		25/04/04 - 24/04/08	1,070,414	—	8,275	—	286,725	775,414	Yes	N
07/05/2001	$12.98		07/05/04 - 06/05/08	40,800	—	1,400	—	5,150	34,250	Yes	N
01/06/2001	$14.61		01/06/04 - 31/05/08	170,250	—	1,500	—	59,950	108,800	Yes	N
23/08/2001	$15.77		21/08/04 - 20/08/08	76,000	—	—	—	—	76,000	Yes	B
27/08/2001	$16.09		27/08/04 - 26/08/08	45,000	—	—	—	5,000	40,000	Yes	N
24/10/2001	$16.33		25/10/04 - 24/10/08	288,400	—	—	—	140,000	148,400	Yes	B
24/10/2001	$16.33		25/10/04 - 24/10/08	1,753,170	—	16,175	—	485,949	1,251,046	Yes	N
24/10/2001	$16.33		24/10/04 - 23/10/08	50,000	—	—	—	—	50,000	Yes	B
31/12/2001	$16.80		31/12/03 - 31/12/07	500,000	—	—	—	500,000	—	Yes	F
24/04/2002	$18.03		24/04/05 - 24/04/09	2,161,878	—	17,839	—	650,837	1,493,202	Yes	N
24/04/2002	$18.03		24/04/05 - 24/04/09	436,100	—	—	—	193,200	242,900	Yes	C
24/04/2002	$18.03		24/04/05 - 24/04/09	345,000	—	—	—	140,000	205,000	Yes	C
31/05/2002	$18.55		14/05/05 - 13/05/09	125,000	—	—	—	110,000	15,000	Yes	N
27/06/2002	$18.55		28/06/05 - 27/06/09	194,835	—	9,750	—	63,185	121,900	Yes	N
21/07/2002	$17.18		22/07/05 - 21/07/09	17,000	—	—	—	—	17,000	50%	C
23/10/2002	$17.34	(2)	23/10/05 - 22/10/09	2,003,222	—	259,091	—	—	1,744,131	No	D
23/10/2002	$17.34		23/10/05 - 22/10/09	1,894,885	—	23,979	—	741,736	1,129,170	No	N
20/11/2002	$17.56	(2)	20/11/05 - 19/11/09	40,000	—	—	—	—	40,000	No	D
31/12/2002	$16.69		31/12/04 - 31/12/07	1,000,000	—	—	—	500,000	500,000	50%	F
20/05/2003	$17.60	(2)	20/05/06 - 19/05/10	2,214,860	—	186,123	—	—	2,028,737	No	D
20/05/2003	$17.60		20/05/06 - 19/05/10	1,844,639	—	78,839	—	395,687	1,370,113	No	N
09/06/2003	$18.12		09/06/06 - 08/06/10	10,000	—	1,389	—	8,611	—	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	2,425,186	—	142,263	—	54,972	2,227,951	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	1,033,804	—	90,206	—	35,385	908,213	No	C
31/12/2003	$17.48		31/12/05 - 31/12/08	1,000,000	—	—	—	1,000,000	—	No	F
11/05/2004	$18.22		11/05/07 - 10/05/11	2,458,971	—	170,581	—	40,875	2,247,515	No	N
11/05/2004	$18.22		11/05/07 - 10/05/11	1,470,155	—	159,985	—	20,884	1,289,286	No	C
05/11/2004	$20.68		05/11/07 - 04/11/11	1,406,481	—	172,439	—	22,131	1,211,911	No	G
05/11/2004	$20.68		05/11/07 - 04/11/11	2,861,147	—	209,822	—	27,886	2,623,439	No	N
08/12/2004	$0.00		08/12/07 - 08/12/11	42,435	—	4,171	—	—	38,264	No	DSR
31/12/2004	$20.49		31/12/06 - 31/12/08	500,000	—	—	—	—	500,000	No	F
07/11/2005	$0.00		07/11/05 - 15/10/06	—	9,961	—	—	9,961	—	Yes	N
07/11/2005	$0.00		07/11/06 - 06/11/12	—	10,845	—	—	—	10,845	No	DSR2
07/11/2005	$23.49		07/11/08 - 06/11/12	—	2,905,812	210,548	—	—	2,695,264	No	N
18/11/2005	$0.00		19/11/08 - 18/11/10	—	1,565,258	154,905	—	—	1,410,353	No	H
15/05/2006	$0.00		19/11/08 - 18/11/10	—	59,400	—	—	—	59,400	No	H
				33,447,778	4,551,276	1,943,530	—	6,654,818	29,400,706
Weighted Average Exercise Price				$17.35	$15.00	$17.39	—	$16.45	$17.18

(1)             Reflects the current exercise price. Note that the exercise price for all options on issue at 31 October 2003 was reduced (effective 1 November 2003) by $0.72 as a result of the Rights Issue.

(2)             The exercise price for these options is “index linked” and adjusted on a monthly basis. The exercise price shown above reflects the original exercise price less the $0.72 Rights Issue adjustment.

(3)             Numbers in the “Options Forfeited” column includes any options which may have expired due to a termination of employment whereby the employee was offered a grace period in which to exercise. The number of options to expire under these circumstances is immaterial.

The weighted average share price during the year ended 30 September 2006 was $25.25.

The weighted average remaining contractual life of share options outstanding at 30 September 2006 was 3.7 years.

Details of options over unissued ANZ shares and their related weighted average exercise prices as at the beginning and end of the 2005 financial year and movements during the 2005 financial year are set out below:

	Exercise			Opening Balance	Options	Options	Options	Options	Closing Balance
Grant Date	price(1)		Exercise period	1 October 2004	Granted	Forfeited(3)	Expired(3)	Exercised	30 September 2005	Vested	Hurdle

23/02/2000	$9.39		23/02/03 - 22/02/07	147,000	—	—	—	25,000	122,000	Yes	B
23/05/2000	$11.09		23/05/03 - 23/05/07	163,750	—	—	—	78,250	85,500	Yes	N
26/09/2000	$12.03		26/09/03 - 25/09/07	30,000	—	—	—	7,500	22,500	Yes	N
21/11/2000	$13.62		22/11/03 - 21/11/07	705,219	—	—	—	252,415	452,804	Yes	B
27/12/2000	$13.91		25/10/03 - 07/02/08	994,722	—	9,000	—	306,972	678,750	Yes	N
27/01/2001	$13.91		07/02/04 - 07/02/08	671,800	—	12,750	—	194,250	464,800	Yes	N
21/02/2001	$14.20		21/02/04 - 20/02/08	2,971,568	—	21,000	—	978,476	1,972,092	Yes	N
27/02/2001	$14.75		27/02/04 - 26/02/08	25,000	—	—	—	25,000	—	Yes	B
24/04/2001	$12.98		25/04/04 - 24/04/08	531,300	—	—	—	361,600	169,700	Yes	B
24/04/2001	$12.98		25/04/04 - 24/04/08	1,668,527	—	14,175	—	583,938	1,070,414	Yes	N
07/05/2001	$12.98		07/05/04 - 06/05/08	104,100	—	1,100	—	62,200	40,800	Yes	N
01/06/2001	$14.61		01/06/04 - 31/05/08	310,000	—	3,000	—	136,750	170,250	Yes	N
23/08/2001	$15.77		21/08/04 - 20/08/08	76,000	—	—	—	—	76,000	Yes	B
27/08/2001	$16.09		27/08/04 - 26/08/08	63,000	—	3,000	—	15,000	45,000	Yes	N
24/10/2001	$16.33		25/10/04 - 24/10/08	753,300	—	3,600	—	461,300	288,400	Yes	B
24/10/2001	$16.33		25/10/04 - 24/10/08	2,811,600	—	50,650	—	1,007,780	1,753,170	Yes	N
24/10/2001	$16.33		24/10/04 - 23/10/08	50,000	—	—	—	—	50,000	Yes	B
31/12/2001	$16.48		31/12/04 - 31/12/05	500,000	—	—	—	500,000	—	Yes	E
31/12/2001	$16.80		31/12/03 - 31/12/07	500,000	—	—	—	—	500,000	Yes	F
28/02/2002	$17.49		26/02/05 - 25/02/09	20,000	—	—	—	20,000	—	Yes	B
24/04/2002	$18.03		24/04/05 - 24/04/09	2,880,641	—	128,856	—	589,907	2,161,878	Yes	N
24/04/2002	$18.03		24/04/05 - 24/04/09	760,501	—	10,119	—	314,282	436,100	Yes	C
24/04/2002	$18.03		24/04/05 - 24/04/09	380,000	—	1,112	—	33,888	345,000	Yes	C
31/05/2002	$18.55		14/05/05 - 13/05/09	145,000	—	—	—	20,000	125,000	Yes	N
27/06/2002	$18.55		28/06/05 - 27/06/09	261,810	—	15,947	—	51,028	194,835	Yes	N
21/07/2002	$17.18		22/07/05 - 21/07/09	17,000	—	—	—	—	17,000	50%	C
23/10/2002	$17.34	(2)	23/10/05 - 22/10/09	2,288,527	—	141,111	—	144,194	2,003,222	No	D
23/10/2002	$17.34		23/10/05 - 22/10/09	2,120,765	—	167,399	—	58,481	1,894,885	No	N
20/11/2002	$17.56	(2)	20/11/05 - 19/11/09	40,000	—	—	—	—	40,000	No	D
31/12/2002	$16.69		31/12/04 - 31/12/07	1,000,000	—	—	—	—	1,000,000	50%	F
20/05/2003	$17.60	(2)	20/05/06 - 19/05/10	2,597,240	—	246,741	—	135,639	2,214,860	No	D
20/05/2003	$17.60		20/05/06 - 19/05/10	2,027,696	—	145,398	—	37,659	1,844,639	No	N
09/06/2003	$18.12		09/06/06 - 08/06/10	10,000	—	—	—	—	10,000	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	2,658,242	—	190,959	—	42,097	2,425,186	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	1,195,665	—	92,648	—	69,213	1,033,804	No	C
31/12/2003	$17.48		31/12/05 - 31/12/08	1,000,000	—	—	—	—	1,000,000	No	F
11/05/2004	$18.22		11/05/07 - 10/05/11	2,690,420	—	205,886	—	25,563	2,458,971	No	N
11/05/2004	$18.22		11/05/07 - 10/05/11	1,630,235	—	97,318	—	62,762	1,470,155	No	C
05/11/2004	$20.68		05/11/07 - 04/11/11	—	1,486,617	78,788	—	1,348	1,406,481	No	G
05/11/2004	$20.68		05/11/07 - 04/11/11	—	3,048,066	169,455	—	17,464	2,861,147	No	N
05/11/2004	$0.00		05/11/04 - 04/11/06	—	11,699	—	—	11,699	—	Yes	N
08/12/2004	$0.00		08/12/07 - 08/12/11	—	42,435	—	—	—	42,435	No	DSR
31/12/2004	$20.49		31/12/06 - 31/12/08	—	500,000	—	—	—	500,000	No	F
13/05/2005	$0.00		13/05/05 - 12/05/07	—	10,671	—	—	10,671	—	Yes	N
TOTALS				36,800,628	5,099,488	1,810,012	—	6,642,326	33,447,778
Weighted Average Exercise Price				$16.61	$20.40	$17.95	—	$15.43	$17.35

(1)             Reflects the current exercise price. Note that the exercise price for all options on issue at 31 October 2003 was reduced (effective 1 November 2003) by $0.72 as a result of the Rights Issue.

(2)             The exercise price for these options is “index linked” and adjusted on a monthly basis. The exercise price shown above reflects the original exercise price less the $0.72 Rights Issue adjustment.

(3)             Numbers in the “Options Forfeited” column includes any options which may have expired due to a termination of employment whereby the employee was offered a grace period in which to exercise. The number of options to expire under these circumstances is immaterial.

The weighted average share price during the year ended 30 September 2005 was $21.09

The weighted average remaining contractual life of share options outstanding at 30 September 2005 was 4.2 years.

The following options over ordinary shares have been granted since the end of the 2006 financial year up to the signing of the directors’ report on 1 November 2006.

	Grant date	Exercise price	Earliest exercise date	Expiry date	Options granted	Hurdle

Performance rights	24/10/2006	$0.00	24/10/2009	24/10/2011	1,223,018	H
Total					1,223,018

Details of shares issued as a result of the exercise of options during the year ended 30 September 2006 are as follows:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
0.00	9,961	0.00	16.80	500,000	8,400,000
9.39	102,000	957,780	17.34	741,736	12,861,702
11.09	28,500	316,065	17.48	1,000,000	17,480,000
12.03	12,500	150,375	17.55	54,972	964,759
12.98	49,500	642,510	17.55	35,385	621,007
12.98	286,725	3,721,691	17.60	395,687	6,964,091
12.98	5,150	66,847	18.03	650,837	11,734,591
13.62	101,000	1,375,620	18.03	193,200	3,483,396
13.91	185,825	2,584,826	18.03	140,000	2,524,200
13.91	108,500	1,509,235	18.12	8,611	156,031
14.20	568,869	8,077,940	18.22	40,875	744,743
14.61	59,950	875,870	18.22	20,884	380,506
16.09	5,000	80,450	18.55	110,000	2,040,500
16.33	140,000	2,286,200	18.55	63,185	1,172,082
16.33	485,949	7,935,547	20.68	22,131	457,669
16.69	500,000	8,345,000	20.68	27,886	576,682

Details of shares issued as a result of the exercise of options during the year ended 30 September 2005 are as follows:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
0.00	10,671	0.00	17.60	37,659	662,798
0.00	11,699	0.00	18.03	33,888	611,001
9.39	25,000	234,750	18.03	314,282	5,666,504
11.09	78,250	867,793	18.03	589,907	10,636,023
12.03	7,500	90,255	18.22	25,563	465,758
12.98	62,200	807,356	18.22	62,762	1,143,524
12.98	361,600	4,693,568	18.55	20,000	371,000
12.98	583,938	7,579,515	18.55	51,028	946,569
13.62	252,415	3,437,892	18.94	6,183	117,106
13.91	194,250	2,702,018	19.30	8,458	163,239
13.91	306,972	4,269,981	20.05	597	11,970
14.20	978,476	13,894,359	20.20	8,044	162,489
14.61	136,750	1,997,918	20.43	827	16,896
14.75	25,000	368,750	20.58	6,909	142,187
16.09	15,000	241,350	20.68	1,348	27,877
16.33	461,300	7,533,029	20.68	17,464	361,156
16.33	1,007,780	16,457,047	21.21	26,583	563,825
16.48	500,000	8,240,000	21.21	4,232	89,761
17.34	58,481	1,014,061	21.61	42,000	907,620
17.49	20,000	349,800	23.57	90,000	2,121,300
17.55	42,097	738,802	24.01	86,000	2,064,860
17.55	69,213	1,214,688

Details of shares issued as a result of the exercise of options since the end of the 2006 financial year up to the signing of the directors’ report on 1 November 2006 are as follows:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
12.98	13,800	179,124	17.55	24,994	438,645
13.91	6,750	93,893	17.60	27,832	489,843
13.91	8,250	114,758	18.03	26,712	481,617
14.20	20,250	287,550	18.22	8,592	156,546
14.61	5,000	73,050	18.22	22,696	413,521
16.09	1,500	24,135	18.55	325	6,029
16.33	17,400	284,142	20.68	3,284	67,913
17.34	17,419	302,045	20.68	23,938	495,038
17.55	8,956	157,178

A range of outcomes is possible given the uncertainty and assumptions in relation to option valuation. In determining the fair value below, we used standard market techniques for valuation including Monte Carlo and/or Binomial pricing models were used. The models take into account early exercise, non-transferability and performance hurdles.

The significant assumptions used to measure the fair value of instruments granted during the 2006 financial year are contained in the table below.

Option Type	Performance Options	Deferred Share Rights	Performance Rights	Zero-priced options

Grant Date	7-Nov-05	7-Nov-05	18-Nov-05	7-Nov-05
Number of Options	2,905,812	10,845	1,624,658 (2)	9,961
Option Fair Value (A$)	$3.05	$22.48	$11.64	$23.57
Exercise Price (5 day VWAP)	$23.49	$0.00	$0.00	$0.00
Share price at date of grant	$23.60	$23.60	$24.05	$23.60
ANZ expected Volatility(3)	17%	15%	15%	n/a
Option Term	7 years	7 years	5 years	1 year
Vesting period	3 years	1 year	3 years	Immediate
Expected life	n/a (1)	1 year	4 years	n/a
Expected Dividend Yield	5.41%	5.00%	5.00%	n/a
Risk Free Interest Rate	5.30%	5.54%	5.31%	n/a

(1)             To allow for maturity/marketability a 10% pa turnover rate (post vesting) has been assumed, as well as that option holders will exercise their options if the share price is greater than twice the exercise price.

(2)             This number includes an additional 59,400 Rights allocated in May 2006, with the same terms and conditions as the 18 November 2005 grant.

(3)             Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options.

The significant assumptions used to measure the fair value of instruments granted during the 2005 financial year are contained in the table below.

Option Type	Performance Options	Hurdled Options	Deferred Share Rights	Zero Priced Options	CEO options	Zero-priced options

Grant Date	5-Nov-04	5-Nov-04	8-Dec-04	5-Nov-04	31-Dec-04	13-May-05
Number of Options	3,048,066	1,486,617	42,435	11,699	500,000	10,671
Option Fair Value (A$)	$2.71	$2.62	$16.97	$20.70	$1.98	$22.05
Exercise Price (5 day VWAP)	$20.68	$20.68	$0.00	$0.00	$20.49	$0.00
Share price at date of grant	$20.77	$20.77	$20.03	$20.77	$20.59	$22.15
ANZ expected Volatility(2)	18.5%	18.5%	n/a	n/a	16.50%	n/a
Option Term	7 years	7 years	7 years	2 years	4 years	2 years
Vesting period	3 years	3 years	3 years	Immediate	2 years	Immediate
Expected life	n/a (1)	n/a (1)	3 years	n/a	2 years	n/a
Expected Dividend Yield	5.30%	5.30%	5.30%	n/a	5.50%	n/a
Risk Free Interest Rate	5.24%	5.24%	5.5%	n/a	5.16%	n/a

(1)             This model assumes that option holders will only exercise at the expiration date, except for 10% (per annum) of option holders who choose to, or must exercise their options or allow them to lapse.

(2)             Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options.

48: Key Management Personnel Disclosures

Compensation details concerning the Directors of the Company and AASB 124 “Related Party Disclosures” concerning the other key management personnel for the Group and Company and the Corporations Act 2001 are detailed as follows:

Section A.

Remuneration Tables

Refer to disclosures from page 70 to page 73 in the Concise Annual Report 2006 .

Section B.

Non-executive Directors’ remuneration

Refer to disclosures on page 74 in the Concise Annual Report 2006 .

Section C.

Executive remuneration structure

Refer to disclosures from page 75 to page 78 in the Concise Annual Report 2006 .

Section D.

Chief Executive Officer’s remuneration

Refer to disclosures from page 78 to page 79 in the Concise Annual Report 2006 .

Section E.

Disclosed Executives contract terms

Refer to disclosures from page 80 to page 81 in the Concise Report.

Section F.

Equity instruments relating disclosed directors and executives

Refer to disclosures from page 82 to page 91 in the Concise Report.

OTHER TRANSACTIONS OF DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Other transactions (other than shares, share options and loans)

Transactions between the directors, other key management personnel and their personally related entities and the Group during the financial year were in the nature of normal personal banking, debentures, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers and were trivial and domestic in nature.

KEY MANAGEMENT PERSONNEL LOAN TRANSACTIONS

Details regarding loans outstanding at the reporting date to directors of the Company and other key management personnel of the Group including their personally related parties, where the individuals aggregate loan balance exceeded $100,000 at any time in the reporting period, are as follows:

			Interest paid and	Highest balance
	Opening balance	Closing balance	payable in the	in the reporting
	1 October	30 September	reporting period	period
	$	$	$	$
Directors

Non-executive Directors
2006
J P Morschel	716,880	705,489	51,567	716,880
D M Gonski	18,342,000	18,342,000	1,088,498	18,342,000

2005
J P Morschel	310,000	716,880	51,127	779,933
J C Dahlsen(1)	17,695,111	14,736,607	1,024,458	17,695,111
D M Gonski	18,342,000	18,342,000	1,097,742	18,342,000

Executive Director
2006
J McFarlane(2)	6,264,681	—	335,603	25,624,811

2005
J McFarlane(2)	10,349,429	6,264,681	495,517	16,249,944

Other key management personnel

2006
R J Edgar	918,284	1,453,114	85,329	1,458,129
E Funke Kupper(3),(4)	680,000	n/a	624	680,000
B C Hartzer(3)	2,703,626	3,486,967	209,367	3,868,314
G K Hodges	1,019,242	2,986,598	133,617	3,616,438
P R Marriot	—	2,614,674	160,485	2,614,674
S Targett	—	600,000	52,278	600,000

2005
R J Edgar(5)	181,814	918,284	24,968	1,130,316
E Funke Kupper(3),(4)	680,000	680,000	4,797	680,000
B C Hartzer(3)	2,645,581	2,703,626	163,028	2,771,944
G K Hodges	1,172,688	1,019,242	61,658	2,869,921

(1)             J C Dahlsen ceased to be a director in February 2005.

(2)             The loan balances largely relate to loans for the purchase of ANZ shares, including the exercise of options.

(3)             Interest payments on the loan balances outstanding during the year were reduced as a result of a linked offset account.

(4)             E Funke Kupper resigned effective  1 February 2006.

(5)             Interest paid by R J Edgar includes additional interest previously omitted.

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to each group of directors and other key management personnel including related parties are as follows:

			Interest paid and
	Opening balance	Closing balance	payable in the	Number in group at
	1 October	30 September	reporting period	30 September(1)
	$	$	$	$
Directors
2006(2)	25,323,561	19,047,489	1,475,668	3
2005	46,696,540	40,060,168	2,668,844	4

Other key management personnel
2006	5,321,152	11,141,353	641,700	5
2005	4,680,083	5,321,152	254,451	4

(1)             Number in the Group includes directors and specified executive with loan balances greater than zero.

(2)             Opening balance as 1 October 2006 does not include loans made to J C Dahlsen. J C Dahlsen ceased to be a director in February 2005.

49: Transactions with Other Related Parties

Joint Venture Entities

During the course of the financial year the Company and the Group conducted transactions with joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Amounts receivable from joint venture entities	398,714	302,649	301,999	272,954
Interest revenue	18,093	12,314	13,607	12,314
Dividend revenue	45,570	81,830	—	—
Commissions received from joint venture entities	162,172	122,153	142,072	114,509
Costs recovered from joint venture entities	11,033	9,430	9,022	9,430

There have been no guarantees given or received. No outstanding amounts have been written down or recorded as allowances, as they are considered fully collectible.

Associates

During the course of the financial year the Company and Group conducted transactions with associates on normal terms and conditions as shown below:

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Amounts receivable from associates	78,417	38,267	37,761	32,539
Interest revenue	9,070	3,606	5,973	2,150
Dividend revenue	5,487	25,468	5,487	6,647

There have been no guarantees given or received. No outstanding amounts have been written down or recorded as allowances, as they are considered fully collectible.

Subsidiaries

During the course of the financial year subsidiaries conducted transactions with each other and joint ventures and associates on normal terms and conditions. They are fully eliminated on consolidation. No outstanding amounts have been written down or recorded as allowances, as they are considered fully collectible.

50: Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2006		2005		2004
	Closing	Average	Closing	Average	Closing	Average

Euro	0.5882	0.6071	0.6325	0.6024	0.5814	0.5968
Great British pound	0.3982	0.4150	0.4325	0.4142	0.3983	0.4054
New Zealand dollar	1.1455	1.1433	1.0998	1.0847	1.0700	1.1254
United States dollar	0.7476	0.7468	0.7623	0.7657	0.7165	0.7263

51: Impact of Adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)

The Company and the Group implemented accounting policies in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) on 1 October 2004, except for those relating to financial instruments and insurance contracts, which were implemented on 1 October 2005.

The transition was accounted for in accordance with Accounting Standard AASB 1: ‘First time adoption of Australian Equivalents to International Financial Reporting Standards’.

The impacts set out below are separated between those applicable from 1 October 2004 (and impacting the comparative periods) and those applicable from 1 October 2005. All amounts are stated on a before tax basis, unless otherwise noted. The reconciliation tables set out in pages 94 to 107 reconcile previous AGAAP to AIFRS and cross reference to the notes below.

AIFRS adjustments with effect from 1 October 2004

(i) Goodwill

Initial reduction in retained earnings. Potential volatility in future earnings.

The adoption of AIFRS reduced the carrying amount of goodwill by $5 million (Company: $6 million) at 1 October 2004 (refer Table 1) and $15 million (Company: $15 million) at 1 October 2005 (refer Table 4) related to the acquisition of assets and liabilities that did not meet the AIFRS definition of a business combination. The Group elected not to restate the classification and accounting treatment of past business combinations that occurred prior to 1 October 2004.

Under AIFRS, the past practice of systematically amortising goodwill over the expected period of benefit ceased and was replaced by impairment testing annually or more frequently if events or circumstances indicate that goodwill might be impaired.

This change in accounting policy resulted in:

•       a decrease in the amortisation expense of $224 million (Company: $8 million) for the year to 30 September 2005, including notional INGA and associates’ goodwill of $45 million (Company: nil) (refer Table 2); and

•       a corresponding increase in the carrying value of goodwill, associates and joint venture entities (refer Table 3).

(ii) Defined benefit superannuation schemes

Initial reduction in retained earnings. Actuarial movements recognised in retained earnings. Immaterial impact on net profit.

On adoption of AASB 119: ‘Employee Benefits’, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes are recognised on the Balance Sheet.

Under previous AGAAP, the Group accounted for the defined benefit superannuation schemes on a cash basis and did not recognise an asset or liability for the net position of the defined benefit superannuation schemes.

The Group elected to apply the option available under AASB 119 to recognise actuarial gains and losses in the Balance Sheet (i.e. the ‘direct to retained earnings’ approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the Income Statement. All transitional adjustments were, and ongoing movements reported for each scheme are, actuarially determined in accordance with AASB 119. Contributions to the schemes are made in accordance with the governing rules of the relevant schemes and there is no present liability to fund any deficits.

At 1 October 2004, the Group recognised a liability of $200 million (Company: $200 million), an asset of $2 million (Company: nil), and a deferred tax asset of $57 million (Company: $57 million), resulting in a $141 million (Company: $143 million) decrease in retained earnings (refer Table 1).

For the AIFRS comparative year ended 30 September 2005, the Group recognised a decrease in the liability of $34 million (Company: $37 million) and an increase in the asset of $6 million (Company: nil) largely representing an actuarial gain and a deferred tax adjustment of $16 million (Company: $13 million). The actuarial gain of $25 million (Company: $23 million) after tax was adjusted against retained earnings (refer Table 3).

(iii) Share based payments

Initial reduction in shareholders’ equity. Higher ongoing expenses.

Under previous AGAAP, the Group recognised an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements. The deferred shares vest over one to three years and may be forfeited under certain conditions. The Group did not recognise an expense for options issued to staff or for shares issued under the $1,000 employee share plan. On adoption of AASB 2: ‘Share-based Payment’, the Group recognised an expense for all share based remuneration, including deferred shares and options, and recognises this expense over the relevant vesting period.

The Group elected to retrospectively apply AASB 2 to share based payments granted prior to 7 November 2002.

On 1 October 2004, this change in accounting policy resulted in:

•       the establishment of a share options reserve of $44 million (Company: $44 million) to reflect the fair value of options granted to employees;

•       a reduction in paid up capital of $64 million (Company: $64 million) representing the fair value of unvested shares;

•       recognition of a deferred tax liability of $24 million (Company: $21 million);

•       recognition of an amount due from controlled entities of nil (Company: $2 million); and

•       a net decrease to retained earnings of $4 million after tax (Company: net increase of $1 million after tax) (refer Table 1).

For the AIFRS comparative year ended 30 September 2005, the impact of the change was:

•       an increase in the share options reserve of $23 million (Company: $23 million);

•       an increase in paid up capital of $41 million (Company: $41 million);

•       an accrual for $1,000 shares of $16 million (Company: $16 million);

•       a decrease in deferred tax liabilities of $12 million (Company: $12 million) and an increase in deferred tax assets of $5 million (Company: $5 million);

•       an increase in amounts due from controlled entities of nil (Company: $2 million); and

•       a decrease in profit before tax of $80 million (Company: $78 million) (refer Tables 2 and 3).

(iv) Securitisation

Additional assets/liabilities recognised for the Group. Immaterial impact on net profit.

AIFRS has introduced new requirements for the recognition of financial assets, including those transferred to special purpose entities for securitisation. The accounting treatment of existing securitisations has been reassessed. Consequently, some vehicles, which were previously not consolidated, are being consolidated by the Group. This resulted in an increase in assets and liabilities recorded on the Balance Sheet of $5 billion as at 1 October 2004 for the Group (refer Table 1). For the comparative AIFRS year ended 30 September 2005, the Group recognised a decrease of $388 million in both assets and liabilities, reflecting the net impact of repayment and securitisation of new assets during the year (refer Table 3).

With special purpose entities controlled by the Group being consolidated, some assets and liabilities (mainly investment securities and net loans and advances) were transferred to due to and due from controlled entities in the Company’s Balance Sheet (refer Tables 1 and 3).

The impact on the Income Statement for the Group is that income and expenses increased to recognise the income and expense items recorded within these vehicles, with the overall impact on net profit being immaterial.

(v) Foreign currency translation reserve

Initial increase in retained earnings. No change to shareholders’ equity.

The Group has elected to apply the option under AASB 121: ‘The Effects of Changes in Foreign Exchange Rates’, to reset amounts recorded within the foreign currency translation reserve to zero. On 1 October 2004, adopting this election resulted in an increase in retained earnings of $218 million (Company: $233 million) (refer Table 1).

(vi) Asset revaluation reserve

Initial increase in retained earnings. No change to shareholders’ equity for the Group. Decrease in shareholders’ equity for the Company.

The Group’s asset revaluation reserve under previous AGAAP related to revaluations of land and buildings. The Group has elected to apply the option under AASB 1: ‘First time Adoption of Australian Equivalents to International Financial Reporting Standards’, to recognise the value of land and buildings at deemed cost. As a result, the Group’s asset revaluation reserve of $31 million was reset to zero as at 1 October 2004 and adjusted against retained earnings (refer Table 1).

The Company’s asset revaluation reserve at 30 September 2004 under previous AGAAP of $415 million consisted of $31 million related to the revaluation of land and buildings and $384 million related to the revaluation of investments in controlled entities. The Company has elected to recognise the value of land and buildings at deemed cost and the $31 million asset revaluation reserve was reset to zero as at 1 October 2004 and adjusted against retained earnings.

The Company has under AASB 127: ‘Consolidated and Separate Financial Statements’, accounted for its investment in controlled entities at cost. On transition this involved the reversal of revaluations under previous AGAAP and a review for impairment. As a result, the $384 million asset revaluation reserve was reset to zero as at 1 October 2004 and adjusted by decreasing investments in controlled entities by $457 million and decreasing retained earnings by $73 million (refer Table 1).

(vii) Taxation

Change in methodology. Immaterial impacts.

Under AASB 112: ‘Income Taxes’, a balance sheet method of tax effect accounting has been adopted, replacing the income statement approach previously used by the Group.

Income tax expense comprises current and deferred taxes, with income tax expense recognised in the Income Statement, or recognised in equity to the extent that it relates to items recognised directly in equity.

Deferred tax is calculated using the balance sheet method by determining temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax base of those assets and liabilities as used for taxation purposes.

At 1 October 2004, a reduction to deferred tax liabilities of $18 million (Company: $7 million) was recognised with a corresponding increase of $16 million (Company: $5 million) to retained earnings and an increase to share capital of $2 million (Company: $2 million) representing share issue costs previously offset against share capital (refer Table 1).

(viii) Software reclassification

Reclassification only.

On transition to AIFRS, capitalised software assets were reclassified from premises and equipment to a separately identifiable intangible asset. This resulted in a reclassification of $435 million (Company: $380 million) as at 1 October 2004 (refer Table 1). The amount reclassified decreased by $48 million (Company: $26 million) as at 30 September 2005 (refer Table 3).

(ix) Derivatives reclassification

Reclassification only.

At 1 October 2004, there was a reclassification of $4.5 billion (Company: $3.7 billion) from other assets and $5.7 billion (Company: $3.9 billion) from payables and other liabilities, to the new AIFRS Balance Sheet line items of derivative financial assets and derivative financial liabilities respectively (refer Table 1).

(x) Other

The comparative AIFRS year ended 30 September 2005 Income Statement contains minor leasing and tax remeasurement adjustments together with the impact of securitisation and defined benefit schemes adjustments.

The Balance Sheets, as reflected in Tables 1 and 3 also contain other minor remeasurements.

AIFRS adjustments with effect from 1 October 2005 (refer Table 4)

(a) Credit loss provisioning

Initial increase in retained earnings. Substantial volatility in future earnings.

AASB 139: ‘Financial Instruments: Recognition and Measurement’ adopts an incurred loss approach for credit loss provisioning and provides guidance on the measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value using the original effective interest rate. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the Income Statement as interest income.

The general provision in the Balance Sheet was replaced on adoption of AIFRS by a collective provision.

Exposures not individually known to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The collective provision under AIFRS shares the same underlying measurement objectives as the previous AGAAP general provision. However, as a result of the application of a new estimation methodology, certain judgemental risk measures have changed.

The Group believes that the resulting collective provision, while lower than the previous general provision, comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio.

On adoption of AIFRS, the previous Economic Loss Provisioning (ELP) charge to profit was replaced by a charge for individual provisions on impaired exposures together with a charge for movements in the collective provision.

As a result of these changes:

•       at 1 October 2005, there was an increase of $1 million (Company: decrease of $4 million) to retained earnings relating to individual provisions on impaired exposures as a result of the net impact of including expected interest cash flows in the calculation of the individual provision and discounting estimated future cash flows;

•       at 1 October 2005, the collective provision was $288 million (Company: $238 million) less than the AGAAP general provision. After tax, this resulted in an increase to retained earnings of $206 million (Company: $167 million) and a decrease in the foreign currency translation reserve of $23 million (Company: nil) at 1 October 2005;

•       individual provisions and movements in the collective provision are charged directly to the Income Statement, driving increased earnings volatility; and

•       movements in the collective provision are driven by changes in portfolio size, portfolio mix, credit risk and economic cycles.

(b) Fee revenue – financial service fees recognised as an adjustment to yield

Initial reduction in retained earnings. Immaterial impact on net profit.

Under AASB 139: ‘Financial Instruments: Recognition and Measurement’, fee income (such as loan approval fees) integral to the yield of an originated financial instrument (such as loans and advances measured at amortised cost), net of any direct incremental costs, are capitalised and deferred over the expected life of the financial instrument.

On 1 October 2005, certain fees that have previously been recognised in the Income Statement, were deferred and recognised against net loans and advances in the Balance Sheet with a corresponding reduction to retained earnings of $276 million (Company: $196 million) after tax. The annual impact on net profit from this change is not material. However, there was an increase in interest income (offset by a reduction in fee income) and a reclassification to interest earning assets of customer’s liabilities for acceptances of $13.4 billion for the Company and the Group.

(c) Derivative financial instruments, including hedging

Initial reduction in retained earnings. Volatility in future earnings. New assets and liabilities recognised.

At 1 October 2005, recognition of the fair value of derivatives relating to securitisation vehicles and structured finance transactions reduced retained earnings by $78 million (Company: $68 million). The Group continues to evaluate hedging relationships and effectiveness for certain structured finance transactions, which introduces volatility within the Income Statement.

AIFRS permits hedge accounting (if certain criteria are met) for fair value hedges, cash flow hedges and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where prospective and retrospective effectiveness tests are met and the hedge relationship has been adequately documented. Ineffectiveness precludes the use of hedge accounting.

At 1 October 2005, the Group designated certain fair value and cash flow hedges and financial liabilities as fair value through other income in the profit and loss, resulting in an increase in net assets of $86 million (Company: decrease of $52 million) represented by a decrease in retained earnings of $75 million (Company: $63 million), and an increase in reserves of $161 million (Company: $11 million).

(d) Financial instruments classification and measurement

Certain assets reclassified and measured at fair value. Initial decrease in retained earnings. Immaterial impact on net profit.

Under AIFRS, certain financial assets of the Group previously carried at amortised cost were either:

•       reclassified as available-for-sale assets, resulting in measurement at fair value with movements being taken to an available-for-sale equity reserve. This resulted in an available for sale reserve at 1 October 2005 of $17 million (Company: $11 million); or

•       reclassified as financial assets held at fair value through the profit and loss, with movements in fair value through other income in the profit and loss resulting in a decrease in retained earnings at 1 October 2005 of $3 million (Company: nil).

All derivative financial instruments, including those used as hedging instruments, are measured at fair value and recognised in the Balance Sheet. This requires an adjustment to reflect the market value of counterparty risk in the fair value of derivatives, which resulted in a decrease in retained earnings of $29 million (Company: $28 million) at 1 October 2005. (Under AGAAP, counterparty risk was notionally allowed for as part of the general provision.)

Financial instruments are measured under AIFRS at bid or offer prices rather than the previous AGAAP use of mid prices. On 1 October 2005, this change in measurement resulted in a decrease in retained earnings of $5 million (Company: $4 million).

(e) Classification of hybrid financial instruments

Reclassification of ANZ StEPS from equity to debt. Reduction in net profit.

Under AASB 132: ‘Financial Instruments: Disclosure and Presentation’, ANZ StEPS, a hybrid Tier 1 instrument treated as equity under previous AGAAP, was reclassified as debt. Prepaid issue costs, offset against the preference share capital balance under previous AGAAP, were capitalised and amortised to interest over a five year period from the date of issue.

At 1 October 2005, the Company and the Group’s loan capital increased by $1 billion representing the transfer of $987 million from preference share capital to loan capital, capitalised prepaid issue costs of $11 million, a decrease in the deferred tax asset of $4 million and a decrease in retained earnings after tax of $6 million representing amortisation of prepaid issue costs. Ongoing distributions to the holders of ANZ StEPS will be treated as an interest expense in the Income Statement rather than as dividends under previous AGAAP.

(f) Accounting for INGA

Initial reduction in retained earnings and increase in notional goodwill for the Group. Reduction in earnings volatility.

Under AASB 131: ‘Interests in Joint Ventures’, and in line with previous AGAAP, the Group is required to equity account for its interest in INGA. The adoption of AIFRS by INGA resulted in the following significant measurement and recognition differences to previous AGAAP:

•       reclassification and measurement of shareholder investments as available-for-sale assets. This change in measurement results in a reduction in investment return volatility experienced by INGA, as only realised gains and losses are reported in its net profit;

•       increased policy liabilities resulting from a change in the discount rates applied in the actuarial calculation of policy liabilities and the separate presentation and change in basis of deferred acquisition costs (largely commissions) previously included within net policy liabilities (total impact is a decrease to retained earnings of $107 million) for the Group;

•       initial entry fee income previously taken upfront is deferred and amortised to income over time (total impact is a decrease to retained earnings of $23 million for the Group); and

•       other sundry items (total impact is a decrease to retained earnings of $16 million for the Group)

Under AIFRS, the excess of the market value over net assets (EMVONA) for INGA’s life insurance controlled entities is no longer recognised. Accordingly, an adjustment has been made to reclassify $72 million from intangibles to notional goodwill for the Group.

The Group’s 49% share of INGA’s net AIFRS adjustment is a decrease of $146 million to retained earnings and an increase of $8 million to the available-for-sale reserve, resulting in a reduction in the carrying value of the Group’s interest in INGA of $138 million as at 1 October 2005.

Explanation of material AIFRS adjustments to the AGAAP cash flow statement as at 30 September 2005

Various assets and liabilities (principally loans and advances and deposits and other borrowings) which were classified as investing or financing cash flows, are now reclassified as operating cash flows under AIFRS. The Company and the Group’s net cash position has not changed. There are no other material differences between the cash flow statement presented under AIFRS and that presented under previous AGAAP.

Reconciliation tables

References are to the notes on pages 90 to 93.

TABLE 1: BALANCE SHEET AS AT 1 OCTOBER 2004

		Effect of transition to AIFRS
		Defined benefit	Share
		superannuation	based	Securitisation
Consolidated	AGAAP(1)	schemes	payments	vehicles
		note (ii)	note (iii)	note (iv)
	$m	$m	$m	$m
Assets
Liquid assets	6,363	—	—	2
Due from other financial institutions	4,781	—	—	—
Trading securities	5,478	—	—	—
Derivative financial instruments	—	—	—	(8)
Investment securities	7,746	—	—	2,797
Net loans and advances	204,962	—	—	2,144
Customer’s liability for acceptances	12,466	—	—	—
Regulatory deposits	176	—	—	—
Shares in associates and joint venture entities	1,960	—	—	—
Deferred tax assets	1,454	57	—	2
Goodwill and other intangible assets	3,269	—	—	—
Other assets	9,158	2	—	89
Premises and equipment	1,532	—	—	—
Total assets	259,345	59	—	5,026

Liabilities
Due to other financial institutions	7,349	—	—	—
Deposits and other borrowings	168,557	—	—	5,037
Derivative financial instruments	—	—	—	(2)
Liability for acceptances	12,466	—	—	—
Income tax liabilities	1,914	—	24	—
Payables and other liabilities	14,212	200	—	(6)
Provisions	845	—	—	—
Bonds and notes	27,602	—	—	—
Loan capital	8,475	—	—	—
Total liabilities	241,420	200	24	5,029
Net assets	17,925	(141)	(24)	(3)
Equity
Ordinary share capital	8,005	—	(64)	—
Preference share capital	987	—	—	—
Reserves
Foreign currency translation reserve	218	—	—	—
Asset revaluation reserve	31	—	—	—
Share options reserve	—	—	44	—
Other reserves	330	—	—	—
Total reserves	579	—	44	—
Retained earnings	8,336	(141)	(4)	(3)
Share capital and reserves attributable to shareholders of the Company	17,907	(141)	(24)	(3)
Minority interests	18	—	—	—
Total equity	17,925	(141)	(24)	(3)

(1)             Reported financial position as at 30 September 2004.

(2)             Other includes $39 million relating to the reclassification of legacy foreign currency translation and asset revaluation balances at 1 October 2004 and goodwill adjustments (note(i)).

	Effect of transition to AIFRS
			Software	Derivatives		Total AIFRS
Consolidated	Resetting	Taxation	reclassification	reclassification	Other(2)	adjustments	AIFRS
	notes (v) & (vi)	note (vii)	note (viii)	note (ix)	note (x)
	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	2	6,365
Due from other financial institutions	—	—	—	—	—	—	4,781
Trading securities	—	—	—	—	—	—	5,478
Derivative financial instruments	—	—	—	4,456	—	4,448	4,448
Investment securities	—	—	—	—	—	2,797	10,543
Net loans and advances	—	—	—	—	—	2,144	207,106
Customer’s liability for acceptances	—	—	—	—	—	—	12,466
Regulatory deposits	—	—	—	—	—	—	176
Shares in associates and joint venture entities	—	—	—	—	9	9	1,969
Deferred tax assets	—	—	—	—	1	60	1,514
Goodwill and other intangible assets	—	—	435	—	(5)	430	3,699
Other assets	—	—	—	(4,456)	—	(4,365)	4,793
Premises and equipment	—	—	(435)	—	—	(435)	1,097
Total assets	—	—	—	—	5	5,090	264,435
Liabilities
Due to other financial institutions	—	—	—	—	—	—	7,349
Deposits and other borrowings	—	—	—	—	—	5,037	173,594
Derivative financial instruments	—	—	—	5,656	—	5,654	5,654
Liability for acceptances	—	—	—	—	—	—	12,466
Income tax liabilities	—	(18)	—	—	1	7	1,921
Payables and other liabilities	—	—	—	(5,656)	50	(5,412)	8,800
Provisions	—	—	—	—	—	—	845
Bonds and notes	—	—	—	—	—	—	27,602
Loan capital	—	—	—	—	—	—	8,475
Total liabilities	—	(18)	—	—	51	5,286	246,706
Net assets	—	18	—	—	(46)	(196)	17,729
Equity
Ordinary share capital	—	2	—	—	—	(62)	7,943
Preference share capital	—	—	—	—	—	—	987
Reserves
Foreign currency translation reserve	(218)	—	—	—	—	(218)	—
Asset revaluation reserve	(31)	—	—	—	—	(31)	—
Share options reserve	—	—	—	—	—	44	44
Other reserves	—	—	—	—	—	—	330
Total reserves	(249)	—	—	—	—	(205)	374
Retained earnings	249	16	—	—	(46)	71	8,407
Share capital and reserves attributable to shareholders of the Company	—	18	—	—	(46)	(196)	17,711
Minority interests	—	—	—	—	—	—	18
Total equity	—	18	—	—	(46)	(196)	17,729

		Effect of transition to AIFRS
		Defined benefit	Share
		superannuation	based	Securitisation
The Company	AGAAP(1)	schemes	payments	vehicles
		note (ii)	note (iii)	note (iv)
	$m	$m	$m	$m
Assets
Liquid assets	3,744	—	—	—
Due from other financial institutions	2,537	—	—	—
Trading securities	4,783	—	—	—
Derivative financial instruments	—	—	—	(20)
Investment securities	6,117	—	—	(196)
Net loans and advances	133,767	—	—	(136)
Customer’s liability for acceptances	12,466	—	—	—
Due from controlled entities	7,338	—	2	346
Regulatory deposits	144	—	—	—
Shares in controlled entities and associates	11,517	—	—	—
Deferred tax assets	737	57	—	2
Goodwill and other intangible assets	74	—	—	—
Other assets	5,751	—	—	93
Premises and equipment	826	—	—	—
Total assets	189,801	57	2	89
Liabilities
Due to other financial institutions	5,860	—	—	—
Deposits and other borrowings	99,811	—	—	—
Derivative financial instruments	—	—	—	(2)
Liability for acceptances	12,466	—	—	—
Due to controlled entities	9,544	—	—	105
Income tax liabilities	1,251	—	21	—
Payables and other liabilities	10,890	200	—	(14)
Provisions	618	—	—	—
Bonds and notes	25,034	—	—	—
Loan capital	7,680	—	—	—
Total liabilities	173,154	200	21	89
Net assets	16,647	(143)	(19)	—
Equity
Ordinary share capital	8,005	—	(64)	—
Preference share capital	987	—	—	—
Reserves
Foreign currency translation reserve	233	—	—	—
Asset revaluation reserve	415	—	—	—
Share options reserve	—	—	44	—
Other reserves	11	—	—	—
Total reserves	659	—	44	—
Retained earnings	6,996	(143)	1	—
Total equity	16,647	(143)	(19)	—

(1)             Reported financial position as at 30 September 2004.

(2)             Other includes $42 million relating to the reclassification of legacy foreign currency translation and asset revaluation balances at 1 October 2004 and goodwill adjustments (note(i)).

	Effect of transition to AIFRS
			Software	Derivatives		Total AIFRS
The Company	Resetting	Taxation	reclassification	reclassification	Other(2)	adjustments	AIFRS
	notes (v) & (vi)	note (vii)	note (viii)	note (ix)	note (x)
	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	—	3,744
Due from other financial institutions	—	—	—	—	—	—	2,537
Trading securities	—	—	—	—	—	—	4,783
Derivative financial instruments	—	—	—	3,738	—	3,718	3,718
Investment securities	—	—	—	—	—	(196)	5,921
Net loans and advances	—	—	—	—	—	(136)	133,631
Customer’s liability for acceptances	—	—	—	—	—	—	12,466
Due from controlled entities	—	—	—	—	(5)	343	7,681
Regulatory deposits	—	—	—	—	—	—	144
Shares in controlled entities and associates	(457)	—	—	—	—	(457)	11,060
Deferred tax assets	—	—	—	—	1	60	797
Goodwill and other intangible assets	—	—	380	—	(6)	374	448
Other assets	—	—	—	(3,738)	1	(3,644)	2,107
Premises and equipment	—	—	(380)	—	—	(380)	446
Total assets	(457)	—	—	—	(9)	(318)	189,483
Liabilities
Due to other financial institutions	—	—	—	—	—	—	5,860
Deposits and other borrowings	—	—	—	—	—	—	99,811
Derivative financial instruments	—	—	—	3,924	—	3,922	3,922
Liability for acceptances	—	—	—	—	—	—	12,466
Due to controlled entities	—	—	—	—	—	105	9,649
Income tax liabilities	—	(7)	—	—	—	14	1,265
Payables and other liabilities	—	—	—	(3,924)	52	(3,686)	7,204
Provisions	—	—	—	—	—	—	618
Bonds and notes	—	—	—	—	—	—	25,034
Loan capital	—	—	—	—	—	—	7,680
Total liabilities	—	(7)	—	—	52	355	173,509
Net assets	(457)	7	—	—	(61)	(673)	15,974
Equity
Ordinary share capital	—	2	—	—	—	(62)	7,943
Preference share capital	—	—	—	—	—	—	987
Reserves
Foreign currency translation reserve	(233)	—	—	—	—	(233)	—
Asset revaluation reserve	(415)	—	—	—	—	(415)	—
Share options reserve	—	—	—	—	—	44	44
Other reserves	—	—	—	—	—	—	11
Total reserves	(648)	—	—	—	—	(604)	55
Retained earnings	191	5	—	—	(61)	(7)	6,989
Total equity	(457)	7	—	—	(61)	(673)	15,974

TABLE 2: INCOME STATEMENT FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Effect of transition to AIFRS
		Goodwill	Share based		Total AIFRS
Consolidated	AGAAP	amortisation	payments	Other(1)	adjustments	AIFRS
		note (i)	note (iii)	note (ii) & (x)
	$m	$m	$m	$m	$m	$m
Total income	20,979	45	—	273	318	21,297

Interest income	17,427	—	—	292	292	17,719
Interest expense	(11,629)	—	—	(272)	(272)	(11,901)
Net interest income	5,798	—	—	20	20	5,818
Other operating income	3,552	45	—	(19)	26	3,578
Operating income	9,350	45	—	1	46	9,396
Operating expenses	(4,515)	179	(80)	(2)	97	(4,418)
Profit before provision for credit impairment and income tax	4,835	224	(80)	(1)	143	4,978
Provision for credit impairment	(580)	—	—	—	—	(580)
Profit before income tax	4,255	224	(80)	(1)	143	4,398
Income tax expense	(1,234)	—	17	(3)	14	(1,220)
Profit for the year	3,021	224	(63)	(4)	157	3,178
Profit attributable to minority interests	(3)	—	—	—	—	(3)
Profit attributable to shareholders of the Company	3,018	224	(63)	(4)	157	3,175

(1)             Mainly relates to the impact of additional securitisation vehicles brought onto Balance Sheet.

		Effect of transition to AIFRS
		Goodwill	Share based		Total AIFRS
The Company	AGAAP	amortisation	payments	Other(1)	adjustments	AIFRS
		note (i)	note (iii)	note (ii) & (x)
	$m	$m	$m	$m	$m	$m
Total income	14,042	—	(7)	2	(5)	14,037
Interest income	10,946	—	—	2	2	10,948
Interest expense	(7,646)	—	—	(2)	(2)	(7,648)
Net interest income	3,300	—	—	—	—	3,300
Other operating income	3,096	—	(7)	—	(7)	3,089
Operating income	6,396	—	(7)	—	(7)	6,389
Operating expenses	(3,064)	8	(71)	1	(62)	(3,126)
Profit before provision for credit impairment and income tax	3,332	8	(78)	1	(69)	3,263
Provision for credit impairment	(388)	—	—	—	—	(388)
Profit before income tax	2,944	8	(78)	1	(69)	2,875
Income tax expense	(717)	—	17	—	17	(700)
Profit for the year	2,227	8	(61)	1	(52)	2,175

TABLE 3: BALANCE SHEET AS AT 30 SEPTEMBER 2005

		Effect of transition to AIFRS
		1 October		Defined benefit
		2004 AIFRS		superannuation
Consolidated	AGAAP(1)	adjustments	Goodwill	schemes
		From Table 1	note (i)	note (ii)
	$m	$m	$m	$m
Assets
Liquid assets	11,600	2	—	—
Due from other financial institutions	6,348	—	—	—
Trading securities	6,285	—	—	—
Derivative financial instruments	6,531	(8)	—	—
Investment securities	6,941	2,797	—	—
Net loans and advances	230,952	2,144	—	—
Customer’s liability for acceptances	13,449	—	—	—
Regulatory deposits	159	—	—	—
Shares in associates and joint venture entities	1,872	9	45	—
Deferred tax assets	1,337	60	—	(13)
Goodwill and other intangible assets	2,898	430	179	—
Other assets	6,153	91	—	6
Premises and equipment	1,441	(435)	—	—
Total assets	295,966	5,090	224	(7)
Liabilities
Due to other financial institutions	12,027	—	—	—
Deposits and other borrowings	185,693	5,037	—	—
Derivative financial instruments	7,008	(2)	—	—
Liability for acceptances	13,449	—	—	—
Income tax liabilities	1,797	7	—	3
Payables and other liabilities	7,380	244	—	(34)
Provisions	914	—	—	—
Bonds and notes	39,073	—	—	—
Loan capital	9,137	—	—	—
Total liabilities	276,478	5,286	—	(31)
Net assets	19,488	(196)	224	24
Equity
Ordinary share capital	8,074	(62)	—	—
Preference share capital	1,858	—	—	—
Reserves
Foreign currency translation reserve	(225)	(218)	—	—
Asset revaluation reserve	31	(31)	—	—
Share options reserve	—	44	—	—
Other reserves	330	—	—	—
Total reserves	136	(205)	—	—
Retained earnings	9,393	71	224	(1)
Actuarial gain on defined benefit plans	—	—	—	25
Total retained earnings	9,393	71	224	24
Share capital and reserves attributable to shareholders of the Company	19,461	(196)	224	24
Minority interests	27	—	—	—
Total equity	19,488	(196)	224	24

(1)             Derivative financial assets of $3.7 billion have been reclassified from other assets and derivative financial liabilities of $4.2 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the 30 September 2005 reported previous AGAAP Balance Sheet to enhance comparability.

	Effect of transition to AIFRS
	Share
	based	Securitisation	Software		Total AIFRS
Consolidated	payments	vehicles	reclassification	Other	adjustments	AIFRS
	note (iii)	note (iv)	note (viii)	note (x)
	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	(1)	—	—	1	11,601
Due from other financial institutions	—	—	—	—	—	6,348
Trading securities	—	—	—	—	—	6,285
Derivative financial instruments	—	(12)	—	—	(20)	6,511
Investment securities	—	304	—	—	3,101	10,042
Net loans and advances	—	(606)	—	—	1,538	232,490
Customer’s liability for acceptances	—	—	—	—	—	13,449
Regulatory deposits	—	—	—	—	—	159
Shares in associates and joint venture entities	—	—	—	—	54	1,926
Deferred tax assets	5	—	—	—	52	1,389
Goodwill and other intangible assets	—	—	(48)	(1)	560	3,458
Other assets	—	(73)	—	(4)	20	6,173
Premises and equipment	—	—	48	—	(387)	1,054
Total assets	5	(388)	—	(5)	4,919	300,885
Liabilities
Due to other financial institutions	—	—	—	—	—	12,027
Deposits and other borrowings	—	(408)	—	—	4,629	190,322
Derivative financial instruments	—	—	—	—	(2)	7,006
Liability for acceptances	—	—	—	—	—	13,449
Income tax liabilities	(12)	4	—	2	4	1,801
Payables and other liabilities	16	16	—	(4)	238	7,618
Provisions	—	—	—	—	—	914
Bonds and notes	—	—	—	—	—	39,073
Loan capital	—	—	—	—	—	9,137
Total liabilities	4	(388)	—	(2)	4,869	281,347
Net assets	1	—	—	(3)	50	19,538
Equity
Ordinary share capital	41	—	—	—	(21)	8,053
Preference share capital	—	—	—	—	—	1,858
Reserves
Foreign currency translation reserve	—	—	—	—	(218)	(443)
Asset revaluation reserve	—	—	—	—	(31)	—
Share options reserve	23	—	—	—	67	67
Other reserves	—	—	—	—	—	330
Total reserves	23	—	—	—	(182)	(46)
Retained earnings	(63)	—	—	(3)	228	9,621
Actuarial gain on defined benefit plans	—	—	—	—	25	25
Total retained earnings	(63)	—	—	(3)	253	9,646
Share capital and reserves attributable to shareholders of the Company	1	—	—	(3)	50	19,511
Minority interests	—	—	—	—	—	27
Total equity	1	—	—	(3)	50	19,538

		Effect of transition to AIFRS
		1 October		Defined benefit
		2004 AIFRS		superannuation
The Company	AGAAP(1)	adjustments	Goodwill	schemes
		From Table 1	note (i)	note (ii)
	$m	$m	$m	$m
Assets
Liquid assets	7,191	—	—	—
Due from other financial institutions	3,452	—	—	—
Trading securities	5,309	—	—	—
Derivative financial instruments	6,047	(20)	—	—
Investment securities	5,407	(196)	—	—
Net loans and advances	153,461	(136)	—	—
Customer’s liability for acceptances	13,449	—	—	—
Due from controlled entities	8,309	343	—	—
Regulatory deposits	113	—	—	—
Shares in controlled entities and associates	12,551	(457)	—	—
Deferred tax assets	754	60	—	(13)
Goodwill and other intangible assets	66	374	8	—
Other assets	2,832	94	—	—
Premises and equipment	849	(380)	—	—
Total assets	219,790	(318)	8	(13)
Liabilities
Due to other financial institutions	9,029	—	—	—
Deposits and other borrowings	113,089	—	—	—
Derivative financial instruments	6,324	(2)	—	—
Liability for acceptances	13,449	—	—	—
Due to controlled entities	11,600	105	—	—
Income tax liabilities	1,487	14	—	—
Payables and other liabilities	5,247	238	—	(37)
Provisions	650	—	—	—
Bonds and notes	32,739	—	—	—
Loan capital	8,452	—	—	—
Total liabilities	202,066	355	—	(37)
Net assets	17,724	(673)	8	24
Equity
Ordinary share capital	8,074	(62)	—	—
Preference share capital	1,858	—	—	—
Reserves
Foreign currency translation reserve	20	(233)	—	—
Asset revaluation reserve	415	(415)	—	—
Share options reserve	—	44	—	—
Other reserves	11	—	—	—
Total reserves	446	(604)	—	—
Retained earnings	7,346	(7)	8	1
Actuarial gain on defined benefit plans	—	—	—	23
Total retained earnings	7,346	(7)	8	24
Total equity	17,724	(673)	8	24

(1)             Derivative financial assets of $3.2 billion have been reclassified from other assets and derivative financial liabilities of $3.5 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the 30 September 2005 reported previous AGAAP Balance Sheet to enhance comparability.

	Effect of transition to AIFRS
	Share
	based	Securitisation	Software		Total AIFRS
The Company	payments	vehicles	reclassification	Other	adjustments	AIFRS
	note (iii)	note (iv)	note (viii)	note (x)
	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	7,191
Due from other financial institutions	—	—	—	—	—	3,452
Trading securities	—	—	—	—	—	5,309
Derivative financial instruments	—	—	—	—	(20)	6,027
Investment securities	—	90	—	—	(106)	5,301
Net loans and advances	—	36	—	—	(100)	153,361
Customer’s liability for acceptances	—	—	—	—	—	13,449
Due from controlled entities	2	(29)	—	—	316	8,625
Regulatory deposits	—	—	—	—	—	113
Shares in controlled entities and associates	—	—	—	(4)	(461)	12,090
Deferred tax assets	5	—	—	—	52	806
Goodwill and other intangible assets	—	—	(26)	—	356	422
Other assets	—	(97)	—	4	1	2,833
Premises and equipment	—	—	26	—	(354)	495
Total assets	7	—	—	—	(316)	219,474
Liabilities
Due to other financial institutions	—	—	—	—	—	9,029
Deposits and other borrowings	—	—	—	—	—	113,089
Derivative financial instruments	—	—	—	—	(2)	6,322
Liability for acceptances	—	—	—	—	—	13,449
Due to controlled entities	—	(11)	—	—	94	11,694
Income tax liabilities	(12)	—	—	3	5	1,492
Payables and other liabilities	16	11	—	(3)	225	5,472
Provisions	—	—	—	—	—	650
Bonds and notes	—	—	—	—	—	32,739
Loan capital	—	—	—	—	—	8,452
Total liabilities	4	—	—	—	322	202,388
Net assets	3	—	—	—	(638)	17,086
Equity
Ordinary share capital	41	—	—	—	(21)	8,053
Preference share capital	—	—	—	—	—	1,858
Reserves
Foreign currency translation reserve	—	—	—	—	(233)	(213)
Asset revaluation reserve	—	—	—	—	(415)	—
Share options reserve	23	—	—	—	67	67
Other reserves	—	—	—	—	—	11
Total reserves	23	—	—	—	(581)	(135)
Retained earnings	(61)	—	—	—	(59)	7,287
Actuarial gain on defined benefit plans	—	—	—	—	23	23
Total retained earnings	(61)	—	—	—	(36)	7,310
Total equity	3	—	—	—	(638)	17,086

TABLE 4: BALANCE SHEET AS AT 1 OCTOBER 2005

		Effect of transition to AIFRS
			Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
					Derivative
		30 September			accounting
		2005 AIFRS	Credit loss	Fee	including
Consolidated	AGAAP(1)	adjustments	provisioning	revenue	hedging
		From Table 3	note (a)	note (b)	note (c)
	$m	$m	$m	$m	$m
Assets
Liquid assets	11,600	1	—	—	—
Due from other financial institutions	6,348	—	—	—	—
Trading securities	6,285	—	—	—	—
Derivative financial instruments	6,531	(20)	—	—	275
Available-for-sale assets	—	—	—	—	1
Investment securities	6,941	3,101	—	—	(11)
Net loans and advances	230,952	1,538	289	(382)	(214)
Customer’s liability for acceptances	13,449	—	—	—	—
Regulatory deposits	159	—	—	—	—
Shares in associates and joint venture entities	1,872	54	—	—	—
Deferred tax assets	1,337	52	(105)	121	49
Goodwill and other intangible assets	2,898	560	—	—	—
Other assets	6,153	20	—	(15)	(11)
Premises and equipment	1,441	(387)	—	—	—
Total assets	295,966	4,919	184	(276)	89
Liabilities
Due to other financial institutions	12,027	—	—	—	—
Deposits and other borrowings	185,693	4,629	—	—	(70)
Derivative financial instruments	7,008	(2)	—	—	35
Liability for acceptances	13,449	—	—	—	—
Income tax liabilities	1,797	4	—	—	54
Payables and other liabilities	7,380	238	—	—	4
Provisions	914	—	—	—	—
Bonds and notes	39,073	—	—	—	(7)
Loan capital	9,137	—	—	—	65
Total liabilities	276,478	4,869	—	—	81
Net assets	19,488	50	184	(276)	8
Equity
Ordinary share capital	8,074	(21)	—	—	—
Preference share capital	1,858	—	—	—	—
Reserves
Foreign currency translation reserve	(225)	(218)	(23)	—	—
Asset revaluation reserve	31	(31)	—	—	—
Share options reserve	—	67	—	—	—
Cashflow hedging reserve	—	—	—	—	162
Available-for-sale reserve	—	—	—	—	(1)
Other reserves	330	—	—	—	—
Total reserves	136	(182)	(23)	—	161
Retained earnings	9,393	228	207	(276)	(153)
Actuarial gain on defined benefit plans	—	25	—	—	—
Total retained earnings	9,393	253	207	(276)	(153)
Share capital and reserves attributable to shareholders of the Company	19,461	50	184	(276)	8
Minority interests	27	—	—	—	—
Total equity	19,488	50	184	(276)	8

(1)             Reported financial position as at 30 September 2005. Derivative financial assets of $3.7 billion have been reclassified from other assets and derivative financial liabilities of $4.2 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the 30 September 2005 reported previous AGAAP Balance Sheet to enhance comparability.

(2)             Includes goodwill adjustments (note(i)).

	Effect of transition to AIFRS
	Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
	Financial
	instruments	Reclassification	Accounting			Total AIFRS
Consolidated	remeasurement	of StEPS	for INGA	Other(2)	Total	adjustments	AIFRS
	note (d)	note (e)	note (f)
	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	1	11,601
Due from other financial institutions	—	—	—	—	—	—	6,348
Trading securities	(112)	—	—	—	(112)	(112)	6,173
Derivative financial instruments	(42)	—	—	—	233	213	6,744
Available-for-sale assets	11,153	—	—	—	11,154	11,154	11,154
Investment securities	(10,031)	—	—	—	(10,042)	(6,941)	—
Net loans and advances	(1,129)	—	—	—	(1,436)	102	231,054
Customer’s liability for acceptances	—	—	—	—	—	—	13,449
Regulatory deposits	—	—	—	—	—	—	159
Shares in associates and joint venture entities	—	—	(138)	—	(138)	(84)	1,788
Deferred tax assets	—	(4)	—	3	64	116	1,453
Goodwill and other intangible assets	—	—	—	(15)	(15)	545	3,443
Other assets	(38)	11	—	(2)	(55)	(35)	6,118
Premises and equipment	—	—	—	—	—	(387)	1,054
Total assets	(199)	7	(138)	(14)	(347)	4,572	300,538
Liabilities
Due to other financial institutions	—	—	—	—	—	—	12,027
Deposits and other borrowings	—	—	—	—	(70)	4,559	190,252
Derivative financial instruments	6	—	—	—	41	39	7,047
Liability for acceptances	—	—	—	—	—	—	13,449
Income tax liabilities	(20)	—	—	(9)	25	29	1,826
Payables and other liabilities	(131)	—	—	(1)	(128)	110	7,490
Provisions	—	—	—	16	16	16	930
Bonds and notes	—	—	—	—	(7)	(7)	39,066
Loan capital	—	1,000	—	—	1,065	1,065	10,202
Total liabilities	(145)	1,000	—	6	942	5,811	282,289
Net assets	(54)	(993)	(138)	(20)	(1,289)	(1,239)	18,249
Equity
Ordinary share capital	—	—	—	—	—	(21)	8,053
Preference share capital	—	(987)	—	—	(987)	(987)	871
Reserves
Foreign currency translation reserve	—	—	—	—	(23)	(241)	(466)
Asset revaluation reserve	—	—	—	—	—	(31)	—
Share options reserve	—	—	—	—	—	67	67
Cashflow hedging reserve	—	—	—	—	162	162	162
Available-for-sale reserve	(17)	—	8	—	(10)	(10)	(10)
Other reserves	—	—	—	—	—	—	330
Total reserves	(17)	—	8	—	129	(53)	83
Retained earnings	(37)	(6)	(146)	(20)	(431)	(203)	9,190
Actuarial gain on defined benefit plans	—	—	—	—	—	25	25
Total retained earnings	(37)	(6)	(146)	(20)	(431)	(178)	9,215
Share capital and reserves attributable to shareholders of the Company	(54)	(993)	(138)	(20)	(1,289)	(1,239)	18,222
Minority interests	—	—	—	—	—	—	27
Total equity	(54)	(993)	(138)	(20)	(1,289)	(1,239)	18,249

		Effect of transition to AIFRS
			Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
					Derivative
		30 September			accounting
		2005 AIFRS	Credit loss	Fee	including
The Company	AGAAP(1)	adjustments	provisioning	revenue	hedging
		From Table 3	note (a)	note (b)	note (c)
	$m	$m	$m	$m	$m
Assets
Liquid assets	7,191	—	—	—	—
Due from other financial institutions	3,452	—	—	—	—
Trading securities	5,309	—	—	—	—
Derivative financial instruments	6,047	(20)	—	—	(11)
Available-for-sale assets	—	—	—	—	—
Investment securities	5,407	(106)	—	—	—
Net loans and advances	153,461	(100)	234	(283)	(42)
Customer’s liability for acceptances	13,449	—	—	—	—
Due from controlled entities	8,309	316	—	—	1
Regulatory deposits	113	—	—	—	—
Shares in controlled entities and associates	12,551	(461)	—	—	—
Deferred tax assets	754	52	(71)	87	23
Goodwill and other intangible assets	66	356	—	—	—
Other assets	2,832	1	—	—	—
Premises and equipment	849	(354)	—	—	—
Total assets	219,790	(316)	163	(196)	(29)
Liabilities
Due to other financial institutions	9,029	—	—	—	—
Deposits and other borrowings	113,089	—	—	—	—
Derivative financial instruments	6,324	(2)	—	—	56
Liability for acceptances	13,449	—	—	—	—
Due to controlled entities	11,600	94	—	—	—
Income tax liabilities	1,487	5	—	—	(27)
Payables and other liabilities	5,247	225	—	—	—
Provisions	650	—	—	—	—
Bonds and notes	32,739	—	—	—	(7)
Loan capital	8,452	—	—	—	69
Total liabilities	202,066	322	—	—	91
Net assets	17,724	(638)	163	(196)	(120)
Equity
Ordinary share capital	8,074	(21)	—	—	—
Preference share capital	1,858	—	—	—	—
Reserves
Foreign currency translation reserve	20	(233)	—	—	—
Asset revaluation reserve	415	(415)	—	—	—
Share options reserve	—	67	—	—	—
Cashflow hedging reserve	—	—	—	—	11
Available-for-sale reserve	—	—	—	—	—
Other reserves	11	—	—	—	—
Total reserves	446	(581)	—	—	11
Retained earnings	7,346	(59)	163	(196)	(131)
Actuarial gain on defined benefit plans	—	23	—	—	—
Total retained earnings	7,346	(36)	163	(196)	(131)
Total equity	17,724	(638)	163	(196)	(120)

(1)             Reported financial position as at 30 September 2005. Derivative financial assets of $3.2 billion have been reclassified from other assets and derivative financial liabilities of $3.5 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the 30 September 2005 reported previous AGAAP Balance Sheet to enhance comparability.

(2)             Includes goodwill adjustments (note(i)).

	Effect of transition to AIFRS
	Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
	Financial
	instruments	Reclassification			Total AIFRS
The Company	remeasurement	of StEPS	Other(2)	Total	adjustments	AIFRS
	note (d)	note (e)
	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	7,191
Due from other financial institutions	—	—	—	—	—	3,452
Trading securities	(112)	—	—	(112)	(112)	5,197
Derivative financial instruments	(38)	—	—	(49)	(69)	5,978
Available-for-sale assets	6,434	—	—	6,434	6,434	6,434
Investment securities	(5,301)	—	—	(5,301)	(5,407)	—
Net loans and advances	(951)	—	—	(1,042)	(1,142)	152,319
Customer’s liability for acceptances	—	—	—	—	—	13,449
Due from controlled entities	—	—	—	1	317	8,626
Regulatory deposits	—	—	—	—	—	113
Shares in controlled entities and associates	—		—	—	(461)	12,090
Deferred tax assets	5	(4)	1	41	93	847
Goodwill and other intangible assets	—	—	(15)	(15)	341	407
Other assets	41	11	(2)	50	51	2,883
Premises and equipment	—	—	—	—	(354)	495
Total assets	78	7	(16)	7	(309)	219,481
Liabilities
Due to other financial institutions	—	—	—	—	—	9,029
Deposits and other borrowings	—	—	—	—	—	113,089
Derivative financial instruments	5	—	—	61	59	6,383
Liability for acceptances	—	—	—	—	—	13,449
Due to controlled entities	—	—	—	—	94	11,694
Income tax liabilities	(13)	—	(9)	(49)	(44)	1,443
Payables and other liabilities	129	—	(23)	106	331	5,578
Provisions	—	—	15	15	15	665
Bonds and notes	—	—	—	(7)	(7)	32,732
Loan capital	—	1,000	—	1,069	1,069	9,521
Total liabilities	121	1,000	(17)	1,195	1,517	203,583
Net assets	(43)	(993)	1	(1,188)	(1,826)	15,898
Equity
Ordinary share capital	—	—	—	—	(21)	8,053
Preference share capital	—	(987)	—	(987)	(987)	871
Reserves
Foreign currency translation reserve	—	—	—	—	(233)	(213)
Asset revaluation reserve	—	—	—	—	(415)	—
Share options reserve	—	—	—	—	67	67
Cashflow hedging reserve	—	—	—	11	11	11
Available-for-sale reserve	(11)	—	—	(11)	(11)	(11)
Other reserves	—	—	—	—	—	11
Total reserves	(11)	—	—	—	(581)	(135)
Retained earnings	(32)	(6)	1	(201)	(260)	7,086
Actuarial gain on defined benefit plans	—	—	—	—	23	23
Total retained earnings	(32)	(6)	1	(201)	(237)	7,109
Total equity	(43)	(993)	1	(1,188)	(1,826)	15,898

Events Since the End of the Financial Year

On 1 September 2006, the Group announced that it had agreed to sell Esanda Fleetpartners in Australia and New Zealand to Nikko Principal Investments Australia, the Australian private equity arm of Nikko Cordial Corporation for approximately $380 million. The profit after tax on sale is anticipated to be approximately $130 million. This sale was completed during October 2006. Esanda Fleetpartners contributed approximately $20 million to the Group’s net profit after tax for the year ended 30 September 2006.

There have been no other significant events from 30 September 2006 to the date of this report.

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Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that:

a)   in the directors’ opinion, the financial statements and notes of the Company and the consolidated entity have been prepared in accordance with the Corporations Act 2001, including that they:

i)    comply with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii)   give a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2006 and of their  performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

b)  in the directors’ opinion, the remuneration disclosures that are contained on pages 70 to 91 of the Remuneration Report in the Directors’ Report located in Part 2 of 2 of the Company’s Concise Annual Report 2006 comply with Australian Accounting Standard AASB 124 “Related Party Disclosures” when read in conjunction with class order 06/50 issued by the Australian Securities and Investments Commission; and

c)   the directors have received the declarations required by section 295A of the Corporations Act 2001; and

d)  in the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

e)   the Company and certain of its wholly owned controlled entities (listed in note 45) have executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418 (as amended), issued by the Australian Securities and Investments Commission. The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee. At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities which executed the Deed of Cross Guarantee are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors.

Charles Goode	John McFarlane
Director	Chief Executive Officer

1 November 2006

Independent audit report to the members of Australia and New Zealand Banking Group Limited

SCOPE

We have audited the financial report of Australia and New Zealand Banking Group Limited (“the Company”) for the financial year ended 30 September 2006, consisting of the income statements, statements of recognised income and expense, balance sheets, statements of cash flow, accompanying notes 1 to 52 and the directors’ declaration set out on pages 2 to 110. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year.

We have audited the disclosures made by the Company, as permitted by the Corporations Regulations 2001, about the remuneration of directors and executives (“remuneration disclosures”), including those required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading “Remuneration report” on pages 70 to 91 of the director’s report and not in the financial report. The Company’s directors are responsible for the financial report and the Remuneration report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 First-time Adoption of Australian equivalents to International Financial Reporting Standards. We have conducted an independent audit of this financial report and the remuneration report in order to express an opinion on them to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report and the remuneration report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flow and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION
In our opinion:

(1)  the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

a)      the Corporations Act 2001, including:

i)   giving a true and fair view of the Company’s and the consolidated entity’s financial position as at 30 September 2006 and of their  performance for the year ended on that date; and

ii)  complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b)     other mandatory financial reporting requirements in Australia; and

(2)  the Remuneration report on pages 70 to 91 of the director’s report complies with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG	Michelle Hinchliffe
Melbourne, Australia 1 November 2006	Partner

Financial information

1: Cross Border Outstandings

Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group’s total assets are shown below.

There were no cross border outstandings to any other country exceeding 0.75% of total assets.

Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower’s local currency.

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before individual and collective provisions.

	Governments	Banks
	and other	and other	Other		% of
	official	financial	commercial		Group’s
	institutions	insitutions	and industrial	Total	assets
	$m	$m	$m	$m
At 30 September 2006
United Kingdom	19	2,231	2,685	4,935	1.5
China	4	3,166	372	3,542	1.1
USA	14	2,753	459	3,226	1.0
At 30 September 2005
USA	158	3,671	878	4,707	1.6
United Kingdom	94	2,192	2,320	4,606	1.5
China	4	2,393	159	2,556	0.8

2: Certificates of Deposit and Term Deposit Maturities

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2006.

		Between	Between
	Less than	3 months and	6 months and	After
	3 months	6 months	12 months	1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	6,548	1,526	556	8,020	16,650
Term deposits	17,577	2,287	1,481	126	21,471
	24,125	3,813	2,037	8,146	38,121

New Zealand
Certificates of deposit	2,713	295	349	69	3,426
Term deposits	10,776	3,167	2,274	1,758	17,975
	13,489	3,462	2,623	1,827	21,401
Overseas Markets
Certificates of deposit	2,539	87	504	17	3,147
Term deposits	8,583	438	429	175	9,625
	11,122	525	933	192	12,772
Total	48,736	7,800	5,593	10,165	72,294

3: Volume and Rate Analysis

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

			2006 over 2005			2005 over 2004
			Change due to			Change due to
	Volume	Rate	Other	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	31	(2)	—	29	12	1	13
New Zealand	—	20	—	20	(2)	13	11
Overseas markets	58	42	—	100	7	40	47
Investments in public securities and AFS
Australia	302	55	—	357	195	5	200
New Zealand	15	34	—	49	(45)	28	(17)
Overseas markets	(4)	38	—	34	(6)	11	5
Customer’s liability for acceptances
Australia	—	—	958	958	—	—	—
New Zealand	—	—	—	—	—	—	—
Overseas markets	—	—	11	11	—	—	—
Loans, advances and bills discounted
Australia	1,243	564	—	1,807	1,620	158	1,778
New Zealand	350	232	—	582	1,034	336	1,370
Overseas markets	25	185	—	210	(34)	74	40
Other interest earning assets
Australia	108	99	—	207	45	(62)	(17)
New Zealand	91	30	—	121	21	83	104
Overseas markets	51	21	—	72	81	(19)	62
Intragroup assets
Overseas markets	80	149	—	229	(28)	133	105
Change in interest income	2,350	1,467	969	4,786	2,900	801	3,701
Intragroup elimination	(80)	(149)	—	(229)	28	(133)	(105)
	2,270	1,318	969	4,557	2,928	668	3,596
Interest bearing liabilities
Time deposits
Australia	196	123	—	319	458	79	537
New Zealand	52	128	—	180	280	241	521
Overseas markets	104	159	—	263	(43)	130	87
Savings deposits
Australia	37	30	—	67	25	36	61
New Zealand	(15)	29	—	14	26	53	79
Overseas markets	1	6	—	7	—	—	—
Other demand deposits
Australia	220	99	—	319	175	75	250
New Zealand	27	63	—	90	71	85	156
Overseas markets	4	5	—	9	2	2	4
Due to other financial institutions
Australia	145	(8)	—	137	—	1	1
New Zealand	15	(1)	—	14	4	13	17
Overseas markets	55	85	—	140	22	67	89
Commercial paper
Australia	174	20	—	194	115	15	130
New Zealand	(101)	50	—	(51)	58	80	138
Overseas markets	35	127	—	162	(3)	100	97
Borrowing Corporation debt
Australia	(12)	16	—	4	123	24	147
New Zealand	(6)	11	—	5	2	13	15
Customer ‘s liability for acceptances
Australia	—	—	799	799	—	—	—
Overseas markets	—	—	10	10	—	—	—
Loan capital, bonds and notes
Australia	405	134	—	539	481	82	563
New Zealand	341	27	—	368	190	24	214
Overseas markets	—	3	—	3	—	1	1
Other interest bearing liabilities
Australia	48	(195)	—	(147)	43	(129)	(86)
New Zealand	33	(40)	—	(7)	82	(64)	18
Overseas markets	35	(16)	—	19	2	(2)	—
Intragroup liabilities
Australia
New Zealand	(3)	186	—	183	7	(2)	5
Change in interest expense	32	14	—	46	43	57	100
Intragroup elimination	1,822	1,055	809	3,686	2,163	981	3,144
	(80)	(149)	—	(229)	28	(133)	(105)
Change in net interest income	1,742	906	809	3,457	2,191	848	3,039
	528	412	160	1,100	737	(180)	557

4: Concentrations of Credit Risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2006		2005
		Individual(5)
		provision
	Loans and	for credit	Loans and	Specific(5)
	advances	impairment	advances	provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	7,079	15	5,626	20
Business service	4,882	13	4,151	12
Construction	3,757	4	3,270	3
Entertainment, leisure and tourism	4,408	5	3,861	3
Financial, investment and insurance	4,795	2	4,924	4
Government and official institutions	52	—	65	—
Lease finance	2,580	12	2,854	2
Manufacturing	7,050	59	6,087	32
Personal(1)	15,579	28	13,702	26
Real estate – commercial(3)	10,229	2	10,970	4
Real estate – mortgage(4)	100,362	19	89,909	9
Retail and wholesale trade	9,811	31	9,074	17
Other	9,923	23	8,796	18
	180,507	213	163,289	150
Overseas
Agriculture, forestry, fishing and mining	11,898	3	10,868	1
Business service	836	—	796	2
Construction	627	—	766	1
Entertainment, leisure and tourism	1,437	—	1,096	6
Financial, investment and insurance	3,109	8	2,356	13
Government and official institutions	893	—	604	—
Lease finance	600	—	772	—
Manufacturing	4,553	26	4,474	26
Personal(2)	3,692	21	3,101	17
Real estate – commercial(3)	5,276	—	4,666	2
Real estate – mortgage(4)	37,944	2	35,336	8
Retail and wholesale trade	2,677	—	2,518	13
Other	5,589	6	5,862	17
	79,131	66	73,215	106
Total portfolio	259,638	279	236,504	256

(1)             Loans and advances exclude acceptances.

(2)             Personal includes consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(3)             Real estate commercial includes all business lending relating to commercial property.

(4)             Real estate mortgage includes all consumer lending secured by a mortgage.

(5)             Individual provision for credit impairment/specific provisions above relate to on balance sheet exposures. Individual provisions in respect of off balance sheet facilities were $7 million in 2006 and $17 million in 2005.

5: Provisions for Credit Impairment – Industry Analysis

	2006	2005
	$m	$m
i) Total write-offs by industry
Australia
Agriculture, forestry, fishing and mining	(1)	(20)
Business service	(10)	(20)
Construction	(5)	(2)
Entertainment, leisure and tourism	(3)	—
Financial, investment and insurance	—	(1)
Lease finance	(1)	(14)
Manufacturing	(11)	(16)
Personal1	(264)	(209)
Real estate – commercial(2)	(1)	(2)
Real estate – mortgage(3)	(5)	(4)
Retail and wholesale trade	(10)	(29)
Other	(20)	(43)
New Zealand	(68)	(102)
Overseas	(22)	(109)
Total write-offs	(421)	(571)
ii) Total recoveries by industry
Australia
Agriculture, forestry, fishing and mining	3	—
Lease finance	—	1
Manufacturing	6	—
Personal(1)	53	50
Real estate – commercial(2)	1	1
Real estate – mortgage(3)	—	—
Retail and wholesale trade	12	1
Other	16	3
New Zealand	19	19
Overseas	17	39
Total recoveries	127	114
Net write-offs	(294)	(457)
Ratio of net write-offs to average loans and acceptances	0.1%	0.2%

(1)             Personal includes all consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(2)             Real estate – commercial includes all business lending relating to commercial property.

(3)             Real estate – mortgage includes all consumer lending secured by a mortgage.

6: Short Term Borrowings

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2006	2005(1)	2004
	$m	$m	$m
Balance at end of year
Commercial paper – ANZ (Delaware) Inc.	6,630	6,373	7,068
Commercial paper – other	14,120	14,634	11,712
Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	5.35%	3.66%	1.68%
Commercial paper – other	6.16%	6.40%	5.41%
Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	7,528	6,822	7,068
Commercial paper – other	19,018	14,925	18,387
Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	7,373	5,915	6,485
Commercial paper – other	17,173	13,072	12,588
Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	4.51%	2.71%	1.14%
Commercial paper – other	6.43%	6.26%	5.53%

(1)             Information not restated to include short term borrowings of subsidiaries consolidated on adoption of AIFRS.

7: Capital Management

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into Tier 1, carrying the highest capital elements, and Tier 2, which has lower capital elements but still adds to the overall strength of the entity. Tier 1 is divided into ‘Fundamental’ and ‘Residual’ capital, and Tier 1 deductions. ‘Residual’ capital covers hybrid Tier 1 instruments with limits restricting the volume that can be counted as Tier 1 capital. Tier 2 capital is divided into Upper and Lower Tier 2 capital; with Lower Tier 2 capital being dated subordinated debt. Limits apply to the volume of Tier 2 and Lower Tier 2 that can be counted as capital for prudential purposes. Further, in calculating the total capital, deductions are taken for any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities. APRA introduced new prudential capital standards as at 1st July 2006 which contain various transitional rules which run through to different dates in 2008 and 2010 to coincide with Basel II implementation.

The measurement of risk weighted assets is based on: a) a credit risk-based approach wherein risk weightings are applied to balance sheet assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned; and b) the recognition of risk weighted assets attributable to market risk arising from trading and commodity positions. Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2006	2005(1)
	$m	$m
Qualifying Capital
Tier 1
AIFRS equity and minority interests	19,906	19,538
Reclassification of preference share capital	(871)	(1,858)
Accumulated retained profits & reserves of insurance, funds management and securitisation entities and associates	(289)	(213)
Deferred fee revenue(2)	343	—
Cash flow hedging reserve	(227)	—
Dividend(3)	(1,267)	(1,077)
Other adjustments	(22)	(81)
Fundamental Tier 1 capital	17,573	16,309
Innovative Tier 1 capital instruments	3,342	3,301
Gross Tier 1 capital	20,915	19,610
Deductions
Unamortised goodwill & other intangibles	(3,996)	(3,902)
Capitalised software	(397)	—
Capitalised expenses(4)	(569)	(524)
Deferred tax assets(5)	(290)	—
Investments in ANZ Lenders Mortgage Insurance	(31)	(27)
Other adjustments	9	—
Transitional Tier 1 capital relief	716	—
Tier 1 capital	16,357	15,157
Tier 2
Asset Revaluation Reserve	—	31
Eligible component of post acquisition earnings and reserves in associates and joint ventures	184	—
Perpetual subordinated notes	401	394
General reserve for impairment of financial assets(6)	1,344	1,448
Transitional Upper Tier 2 capital relief	17	—
Upper Tier 2 capital	1,946	1,873
Subordinated notes(7)	8,177	6,701
Tier 2 capital	10,123	8,574
Deductions
Investment in funds management, life insurance & securitisation entities	86	84
Investment in joint ventures with ING(8)	526	528
Investment in other Authorised Deposit Taking Institutions and overseas equivalents	370	159
Other	91	13
Total deductions	1,073	784
Total qualifying capital	25,407	22,947
Adjusted common equity
Tier 1 capital	16,357	15,157
Less: Innovative Tier 1 capital instruments	3,321	3,233
Transitional Tier 1 capital relief	716	—
Deductions	1,073	784
Adjusted common equity (ACE)(9)	11,247	11,140
Capital adequacy ratios
Tier 1	6.8%	6.9%
Tier 2	4.2%	3.9%
	11.0%	10.8%
Deductions	-0.4%	-0.3%
Total	10.6%	10.5%
Adjusted common equity	4.7%	5.1%
Risk Weighted Assets	240,219	219,573

(1)          Calculated in accordance with Australian Prudential Regulation Authority requirements effective at this date.

(2)          Includes fees deferred under AIFRS forming part of loan yields. Value at September 2006 is pre tax, as allowed under the current prudential standard.

(3)          Relates to dividend not provided for.

(4)          Comprises loan and lease origination fees, capitalised securitisation establishment costs and costs associated with debt raisings.

(5)          Deferred tax assets (excluding the component relating to the collective provision) attributable to operations in countries outside Australia.

(6)          Net of attributable deferred tax asset.

(7)          For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount over the last four years to maturity.

(8)          Joint ventures with ING in Australia and New Zealand.

(9)          Tier 1 capital, less Innovative Tier 1 capital instruments (converted at balance date spot rates), less transitional Tier 1 capital relief and deductions.

	Assets		Risk weighted assets
	2006	2005	2006	2005
	$m	$m	$m	$m
Balance Sheet
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claims on OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets(1)	35,246	25,941	—	—
Claims on approved banks and local Governments	19,584	16,054	3,917	3,211
Advances secured by residential mortgages eligible for 50% risk weighting	131,134	118,895	65,567	59,448
Other assets – credit risk	138,119	127,204	138,119	127,204
Total balance sheet assets – credit risk	324,083	288,094	207,603	189,863
Trading assets – market risk	11,688	7,872	n/a	n/a
Impact of adoption of AIFRS	n/a	4,919	n/a	—
Total balance sheet assets	335,771	300,885	207,603	189,863

	Contract/notional amount		Credit equivalent		Risk weighted assets
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures(2)
Direct credit substitutes	7,588	9,657	7,588	9,657	5,432	7,337
Trade and performance related items	14,788	13,175	6,470	5,683	5,657	4,953
Commitments	98,554	87,319	17,030	14,017	14,611	12,249
Foreign exchange, interest rate and other
market related transactions	1,169,553	782,380	18,010	12,309	5,240	3,681
Total off balance sheet exposures – credit risk	1,290,483	892,531	49,098	41,666	30,940	28,220
Total risk weighted assets – credit risk					238,543	218,083
Risk weighted assets – market risk					1,676	1,490
Total risk weighted assets					240,219	219,573

(1)          Includes $1,938 million (September 2005: n/a) in assets of subsidiaries consolidated on adoption of AIFRS excluded for risk weighting calculations for Australian Prudential Regulation Authority reporting purposes.

(2)          Excludes off balance sheet exposures in subsidiaries consolidated on adoption of AIFRS as required by Australian Prudential Regulation Authority.

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Glossary

AIFRS – Australian Equivalents to International Financial Reporting Standards.

Collective provision is the provision for Credit Losses that are inherent in the portfolio but not able to be individually identified; presently unidentified impaired assets. A collective provision may only be recognised when a loss event has already occurred. Losses expected as a result of future events, no matter how likely, are not recognised.

Equity standardisation. Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Group Centre division includes Operations, Technology and Shared Services, Treasury (funding component), Group People Capital, Group Strategic Development, Group Financial Management, Group Risk Management, Capital Funding and Group Items.

Impaired assets are those whose carrying value is greater than the amount expected to be recovered over its life. More specifically, in relation to loans or other credit facilities, impairment may arise where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where the concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income and other external operating income.

Individual provision charge is the amount of impairment on those loans and advances assessed for impairment on an individual basis (as opposed to on a collective basis). It takes into account expected discounted cash flows over the lives of those loans and advances.

Institutional is a division encompassing businesses that provide a full range of financial services to corporate and institutional customers in all geographies:

•                  Institutional & Corporate Relationships - manages customer relationships and develops financial services solutions and strategies for Business Banking clients with funds under management (“FUM”) in excess of A$50,000, for Corporate clients with FUM in excess of A$10 million and for Institutional clients with FUM in excess of A$150 million in Australia and New Zealand and, for global corporate clients with whom ANZ Australia has an existing customer relationship, in the United Kingdom, United States and Asia.

•                  Debt and Transaction Services - combines managing Institutional and Corporate’s balance sheet with a particular focus on credit quality, diversification and maximising risk adjusted returns. Also provides cash transaction banking management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

•                  Markets - provides foreign exchange and commodity trading sales-related services to corporate and institutional clients globally. In addition, the business provides origination, underwriting, structuring and risk management services, advice and sale of credit and derivative products globally.

•                  Corporate & Structured Financing - provides complex financing and advisory services, structured financial products, leasing, private equity finance, project finance, leveraged finance and infrastructure investment products.

•                  Personal and Private Banking Asia - provides banking services in selected Asian geographies.

Net advances include gross loans and advances and acceptances less income yet to mature and allowance for credit impairment.

Net interest average margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, impairment of loans and advances, deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-performing loans are included within interest bearing loans, advances and bills discounted.

Net tangible assets equals share capital and reserves attributable to shareholders of the Group less preference share capital and unamortised intangible assets (including software).

New Zealand Businesses includes the following businesses:

•                  ANZ Retail - operating under the ANZ brand in New Zealand provides a full range of banking services to personal and small business banking customers.

•                  NBNZ Retail - operating under the National Bank brand in New Zealand, provides a full range of banking services to personal and small business banking customers.

•                  Corporate Banking in New Zealand - incorporates the ANZ and National Bank brands and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD100 million.

•                  Rural Banking in New Zealand - provides a full range of banking services to rural and agribusiness customers.

•                  Central support - includes Operations, Technology, Treasury, ANZ’s 49% stake in ING New Zealand, Risk Management, People Capital, Financial Management and Property New Zealand.

•                  UDC - provides motor vehicle and equipment finance, operating leases and management services, fleet management services, and investment products.

Non Performing loans comprise loans where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where the concessional terms have been provided because of the financial difficulties of the customer.

Operating expenses exclude the provision for impairment of loans and advances charge.

Operating income in business segments includes equity standardised net interest and other operating income.

Operations, Technology and Shared Services comprises the Group’s core support units responsible for operating the Group’s global technology platforms, development and maintenance of business applications, information security, the Group’s payments back-office processing, and the provision of other essential shared services to the Group, including property, people capital operations, procurement and outsourcing.

Overseas includes the results of all operations outside Australia, except if New Zealand is separately shown.

Overseas markets includes all operations outside of Australia and New Zealand. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Partnerships & Private Bank is responsible for ANZ’s partnerships with other institutions in Australia and Asia, along with ANZ’s Private Bank business, and includes the following:

•       INGA includes the equity accounted earnings from ANZ’s 49% stake in ING Australia Ltd, a joint venture between ANZ and ING.

•       International Partnerships - ANZ continues to develop a portfolio of strategic retail partnerships in Asia. ANZ currently has partnerships in Indonesia with PT Panin Bank, in the Philippines with Metrobank, in Cambodia with the Royal Group, in China with Tianjin City Commercial Bank and in Vietnam with Sacombank. These partnerships are focused on leveraging ANZ Australia’s capabilities into faster growing personal and small business banking markets via the established client bases of the local partners.

•       Other includes Private Bank and support units within the division.

Personal is a division comprised of Regional, Rural and Small Business Banking, Banking Products, Mortgages, Consumer Finance, Investments and Insurance, Esanda, Pacific Banking and a number of other areas, including the branch network and marketing in Australia.

•       Regional & Rural Banking - provides a full range of banking services to personal customers across regional and rural Australia, and to small business and agribusiness customers in rural and regional Australia.

•       Small Business Banking - provides a full range of banking services for metropolitan-based small businesses in Australia with funds under management up to A$50,000.

•       Banking Products - provides transaction banking and savings products, such as term deposits, V2+, and cash management accounts.

•       Mortgages - provides housing finance to consumers in Australia for both owner occupied and investment purposes.

•       Consumer Finance - provides consumer and commercial credit cards, ePayment products, personal loans, merchant payment facilities in Australia and ATM facilities.

•       Investments and Insurance - comprises ANZ Australia’s Financial Planning, Margin Lending, insurance distribution, and Trustees businesses in addition to the equity accounted earnings from E*Trade Australia, an online broking business.

•  Esanda - provides motor vehicle and equipment finance, operating leases and management services, fleet management services and investment products.

•       Pacific - provides retail and corporate banking services to customers in the Pacific Region.

Service transfer pricing is used to allocate services that are provided by central areas to each of its business units. The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the cost of the services it uses.

Service transfer pricing charges are reported in the profit and loss statement of each business unit as:

•       Net inter business unit fees – includes intra-group receipts or payments for sales commissions and branch service fees. A product business will pay a distribution channel for product sales. Both the payment and receipt are shown as net inter business unit fees.

•       Net inter business unit expenses – consists of the charges made to business units for the provision of support services. Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

Significant items are items that have a material impact (typically > $10 million) on profit after tax, or the earnings used in the earnings per share calculation. Significant items also do not arise in the normal course of business and are infrequent in nature. Divestments are typically defined as significant items.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes). Loans and advances classified as available for sale are excluded from total advances.

Unproductive facilities comprise off balance sheet facilities (such as standby letters of credit and guarantees to third parties) and undrawn on balance sheet facilities where the customer’s status is defined as impaired.

Alphabetical Index

Associates	67
Available-for-sale Assets/ Investment Securities	27
Average Balance Sheet and Related Interest	47
Balance Sheets	3
Bonds and Notes	40
Capital Management	117
Cash Flow Statements	5
Certificates of Deposit and Term Deposit Maturities	112
Commitments	69
Compensation of Auditors	18
Concentrations of Credit Risk	114
Contingent Liabilities, Contingent Assets and Credit Related Commitments	70
Controlled Entities	66
Critical Estimates and Judgements Used in Applying Accounting Policies	14
Cross Border Outstandings	112
Deferred Tax Assets	34
Deposits and Other Borrowings	38
Derivative Financial Instruments	23
Directors’ Declaration	110
Dividends	20
Due from Other Financial Institutions	22
Due to Other Financial Institutions	38
Earnings Per Ordinary Share	22
Employee Share and Option Plans	80
Events Since the End of the Financial Year	108
Exchange Rates	89
Expenses	17
Fair Value of Financial Assets and Financial Liabilities	59
Fiduciary Activities	69
Financial Risk Management	51
Glossary	120
Goodwill and Other Intangibles Assets	35
Impact of Adopting Australian Equivalents to International Financial Reporting Standards	90
Impaired Financial Assets	31
Income	16
Income Statements	2
Income Tax Expense	19
Income Tax Liabilities	39
Independent Audit Report	111
Interest Rate Risk	57
Interest Spreads and Net Interest Average Margins	50
Interests in Joint Venture Entities	67
Key Management Personnel Disclosures	87
Liquid Assets	22
Loan Capital	41
Minority interests	46
Net Loans and Advances	30
Notes to the Cash Flow Statements	64
Other Assets	36
Payables and Other Liabilities	39
Premises and Equipment	36
Provisions	40
Provisions for Credit Impairment	32
Provision for Credit Impairment – Industry Analysis	115
Regulatory Deposits	33
Reserves and Retained Earnings	45
Segment Analysis	61
Share Capital	43
Shares in Controlled Entities, Associates and Joint Venture Entities	33
Short Term Borrowings	116
Significant Accounting Policies	6
Statements of Recognised Income and Expense	4
Superannuation and Other Post Employment Benefit Schemes	75
Trading Securities	23
Transactions with Other Related Parties	89
Volume and Rate Analysis	113

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Notes to the financial statements

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Australia and New Zealand Banking Group Limited www.anz.com ABN 11 005 357 522